UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006.

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)
Date: April 24, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

On April 21, 2006, Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) announced, and submitted a press release containing such announcement in a separate Form 6-K dated April 21, 2006, that UBS (Luxembourg) S.A. (the “Bank”) launched an exchange offer (the “Exchange Offer”) for up to $250.0 million of the $450.0 million 10.0% Loan Participation Notes due 2009 issued by, but without recourse to, the Bank for the sole purpose of funding loans aggregating $450.0 million in principal amount to VimpelCom (the “Existing Notes”) for new Loan Participation Notes due 2016 issued by, but without recourse to, the Bank, for the sole purpose of funding a new loan to VimpelCom in a principal amount equal to the aggregate principal amount of the New Notes issued in this Exchange Offer and the proposed Concurrent Offer (as defined below) (the “New Notes”).

Prior to the expiration of the Exchange Offer, VimpelCom intends to offer a principal amount of New Notes (the “Concurrent Offer”), issued by, but without recourse to, the Bank, such that the aggregate amount of New Notes issued in the Exchange Offer and the Concurrent Offer will total up to US$500.0 million. In connection with the Exchange Offer and the Concurrent Offer, VimpelCom disclosed to existing noteholders and prospective purchasers of New Notes information that has not been previously publicly reported. VimpelCom has elected to provide such information, together with some information that has been previously publicly disclosed, in this Form 6-K.

Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy the New Notes or the Existing Notes, nor shall there be any sale of the New Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The New Notes will be offered (i) to qualified institutional buyers in reliance on available exemptions from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”); and (ii) outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the Securities Act. The New Notes will not be registered under the Securities Act. Unless and until so registered, the New Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This Form 6-K contains “forward-looking statements,” as this phrase is defined in Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our plans to expand or build networks, notably, in the regions of Russia and in the CIS, including with respect to our proposed acquisition of Kyivstar GSM, or Kyivstar, a wireless telecommunications provider in Ukraine;

•	our anticipated capital expenditures;

•	our expectation that the remaining frequencies and other permissions that were previously held by Open Joint Stock Company “KB Impuls,” or KB Impuls, will be re-issued to VimpelCom on the same terms as the existing frequencies and other permissions, or at all, in connection with the merger of KB Impuls;

•	our ability to merge our subsidiaries, Closed Joint Stock Company “Extel,” or Extel, Closed Joint Stock Company “Sotovaya Company,” or Sotovaya Company, Closed Joint Stock Company “StavTeleSot,” or StavTeleSot, Closed Joint Stock Company “Vostok-Zapad Telecom,” or Vostok-Zapad Telecom, Open Joint Stock Company “Orensot,” or Orensot, Open Joint Stock Company “Beeline-Samara,” or Beeline-Samara, and Open Joint Stock Company “Dal Telecom International,” or DalTelecom, into VimpelCom and our expectation that our licenses, frequencies and other permissions that are currently held by these companies will be re-issued to VimpelCom. Throughout this Form 6-K, we refer to Extel, Sotovaya Company, StavTeleSot, Vostok-Zapad Telecom, Orensot, Beeline-Samara and DalTelecom collectively as the Merging Companies;

•	our ability to successfully challenge suits, including lawsuits by some of our shareholders, including Telenor’s lawsuits in connection with our acquisition of Closed Joint Stock Company “Ukrainian Radio Systems,” or URS, and tax disputes brought by the Russian tax inspectorate;

•	our ability to achieve the expected benefits from our acquisitions of Limited Liability Partnership “KaR-Tel,” or KaR-Tel, URS, Limited Liability Company “Tacom,” or Tacom, Limited Liability Company “Bakrie Uzbekistan Telecom,” or Buztel, and Limited Liability Company “Unitel,” or Unitel;

•	our ability to successfully challenge claims brought against our subsidiary KaR-Tel by third parties;

•	expectations as to pricing for our products and services in the future, improving ARPU from existing subscribers and our future operating results;

•	our ability to meet license requirements and to obtain and maintain licenses, frequency allocations and regulatory approvals;

•	our plans to further develop and commercialize value added services and wireless Internet services;

•	our expectations regarding our brand name recognition and our ability to successfully promote our brand;

•	expectations as to the future of the telecommunications industry and the regulation of the telecommunications industry; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward looking statements used in this Form 6-K and the documents incorporated by reference include:

•	risks relating to changes in political, economic and social conditions in Russia and the CIS;

•	risks relating to legislation, regulation and taxation in Russia and the CIS, including laws, regulations, decrees and decisions governing each of the telecommunications industries in the countries where we operate, currency and exchange controls relating to entities in Russia and other countries where we operate and taxation legislation relating to entities in Russia and other countries where we operate, and their official interpretation by governmental and other regulatory bodies and by the courts of Russia and the CIS;

•	risks that various courts or regulatory agencies in which we are involved in legal challenges or appeals may not find in our favor;

•	risks relating to our Company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, competitive product and pricing pressures, the re-issuance of the frequencies and permissions previously held by KB Impuls and the re-issuance of the licenses, frequencies and permissions currently held by the Merging Companies;

•	risks associated with discrepancies in subscriber numbers and penetration rates caused by differences in the churn policies of wireless operators; and

•	other risks and uncertainties.

These factors and the other risk factors described in this Form 6-K (in the section entitled “Risk Factors”) are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward looking statements in this Form 6-K be regarded as a representation or warranty by the Company with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward looking statements included in this Form 6-K are made only as of the date of this Form 6-K and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise.

EXPLANATORY NOTE

The financial data provided in this Form 6-K has been presented in U.S. dollars and was prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

This Form 6-K describes matters that relate generally to VimpelCom and its consolidated subsidiaries. Thus, we use terms such as “we,” “us,” “our” and similar plural pronouns when describing the matters that relate generally to the VimpelCom consolidated group.

In addition, the discussion of our business and the wireless telecommunications industry contains references to numerous technical and industry terms. Specifically:

•	References to our operations in the “Moscow license area” are to our operations in the City of Moscow and the surrounding Moscow region.

•	References to our operations in “the regions,” “the regions outside of Moscow” and “the regions outside of the Moscow license area” are to our operations in the regions of the Russian Federation outside of the City of Moscow and the surrounding Moscow region.

•	References to our operations in the “CIS” are to our operations in the Commonwealth of Independent States outside of the Russian Federation.

•	References to the “super-regions” are to Russia’s seven large geographical regions and the Moscow license area.

•	References to “GSM-900/1800” are to dual band networks that provide wireless mobile telephone services using the Global System for Mobile Communications standard in the 900 MHz and 1800 MHz frequency ranges. References to “GSM-1800” are to networks that provide wireless mobile telephone services using GSM in the 1800 MHz frequency range. References to “GSM-900” are to networks that provide wireless mobile telephone services using GSM in the 900MHz frequency range. References to “GSM” are to both the GSM-900 and GSM-1800 standards.

Certain amounts and percentages that appear in this Form 6-K have been subject to rounding adjustments.

RISK FACTORS

The risk factors below are associated with our Company. You should carefully consider all of the information set forth below and in VimpelCom’s Annual Reports on Form 20-F. You should also carefully consider risk factors in the Company’s Reports on Forms 6-K submitted with the SEC, and other filings made by the Company with the SEC. If any of these risks actually occur, VimpelCom’s business, financial condition or results of operations could be harmed.

The risks and uncertainties below and in the Company’s other public filings and submissions with the SEC are not the only ones VimpelCom faces, but represent the risks that VimpelCom believes are material. However, there may be additional risks that VimpelCom currently considers not to be material or of which VimpelCom is not currently aware and these risks could have the effects set forth above.

Risks Related to Our Business

Telenor and Alfa Group each beneficially owns a significant portion of our equity that allows each of them to block shareholder decisions requiring a 75.0% vote, and their nominees to our board of directors can block board decisions requiring a supermajority vote.

Two of our beneficial shareholders, Telenor and Eco Telecom Limited, part of the Alfa Group of companies, or the Alfa Group, each beneficially owns enough voting stock to block shareholder decisions that require at least a 75.0% majority vote. Telenor recently reported that it owned 26.6% of our voting capital stock and Alfa Group recently reported that it beneficially owned 32.9% of our voting capital stock. There is a risk that either of them could use its greater than 25.0% beneficial ownership of our voting stock to block certain shareholder decisions in a manner that may not be in our best interest or in the best interest of our minority shareholders or other security holders including holders of the New Notes.

Furthermore, each of Telenor and Alfa Group has sufficient votes to elect at least two candidates to our board of directors. Several important decisions of our board may require the approval of at least eight out of nine directors, including the approval of the business priorities and strategic orientations of our Company; acquisitions or sales of shareholdings in other enterprises; approval and amendment of the annual budget and business plan (and approving any agreements beyond the limits of the approved budget and business plan); approval, amendment or termination of internal documents of our Company (except those requiring shareholder approval); and appointment, dismissal and early termination of the authority of the general director. Therefore, there is a risk that Telenor’s and Alfa Group’s respective nominees to our board of directors could use their positions to block board decisions requiring an eight out of nine vote of the board in a manner that may not be in our best interest or the best interest of our minority shareholders or other security holders including holders of the New Notes. For more information regarding certain disagreements among our board members in connection with our acquisition, operation and funding of URS, please see the immediately following risk factors.

For more information regarding our board of directors and each of Telenor’s and Alfa Group’s right to nominate directors, see the section of this Form 6-K entitled “Management.”

We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our Company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders.

The agreements currently in place among Telenor, Alfa Group and our Company include a noncompete provision, but it is limited to Russia and does not extend to the CIS or any other country. In 2003, after receiving a waiver of this non-compete provision from our board (which waiver was approved by our three independent, disinterested directors as such terms are defined under Russian law), Alfa Group acquired a stake in MegaFon, one of our main competitors. Alfa Group confirmed that following its acquisition of a stake in MegaFon, our Company continues to be its primary investment vehicle in the Russian telecommunications industry. However, if Alfa Group’s investment focus shifts in favor of MegaFon, our Cmpany may be deprived of the important benefits and resources that it derives from Alfa Group’s current telecommunications investment policy. Additionally, a shift in Alfa Group’s focus in favor of MegaFon may hinder our activities and operations and may prevent our further expansion.

Telenor and/or Alfa Group may have different strategies in pursuing regional development in Russia, the CIS or other regions than we do, and they may have different strategies from one another. We cannot assure you that we, Telenor and Alfa Group may not wish to pursue different strategies, including in countries where one or both of our strategic shareholders have a presence.

For instance, Telenor Mobile Communications AS, which is a sister company of Telenor East Invest AS, and Storm LLC, a member of the Alfa Group of companies, reportedly own 56.5% and 43.5%, respectively, of Kyivstar, a wireless telecommunications operator in Ukraine. When our Company pursued expansion into Ukraine through the acquisition of URS our board failed to approve such expansion or acquisition by the requisite approval of eight out of nine members of the board on several occasions. The three Telenor nominated directors on our board who are also officers of Telenor or its affiliates, referred to herein as the Telenor Nominees, voted against the approval of the proposed acquisition on each occasion, whereas the three Alfa Group nominees on our board who are also officers or directors of Alfa Group entities, referred to herein as the Alfa Group Nominees, voted in favor of the proposed acquisition on each occasion. The acquisition was ultimately approved as an interested party transaction by our shareholders at the extraordinary general shareholders meeting held on September 14, 2005, which we refer to in this Form 6-K as the September 2005 EGM.

Russian law permits shareholders to convene extraordinary general shareholders meetings, or EGMs, under certain circumstances, including if the board of directors of a joint stock company fails to address within five business days a request to convene an EGM by a shareholder holding more than 10.0% of the Company’s shares. We believe the URS acquisition qualified as an interested party transaction because one of the Alfa Group Nominees, Pavel Kulikov, also served on the board of one of the sellers of URS. After our board failed to convene an EGM upon a request by Eco Telecom Limited (on behalf of BNY Clearing International Nominees), Eco Telecom Limited attempted to convene an EGM in August 2005. This EGM did not take place because it did not have a quorum, in part due to the fact that Eco Telecom Limited did not attend the EGM. Eco Telecom Limited subsequently rescheduled the EGM for September 2005. The aborted EGM in August and the September 2005 EGM involved a proxy contest between Telenor and Alfa Group. Telenor publicly stated that it was not in favor of the URS acquisition while Alfa Group publicly stated that is was in favor of the URS acquisition. Subsequent to the September 2005 EGM, although not required, our board affirmed as legally valid the decision of the September 2005 EGM by a simple majority but failed to approve by a simple majority a proposed resolution specifically instructing management to enter into the URS acquisition and a proposed resolution instructing management not to enter into the URS acquisition without the approval of eight out of nine members of the board.

Following the September 2005 EGM and prior to the consummation of the URS acquisition, our general director notified Telenor of the Company’s plans to acquire URS pursuant to the decision of the September 2005 EGM and suggested that Telenor seek an injunction or take other appropriate legal action to prevent the consummation of the acquisition prior to its actual consummation if it believed that the URS transaction was not validly authorized. However, Telenor brought a claim against our Company only following the consummation of the acquisition of URS. In late January 2006, Telenor filed lawsuits in Russia that, among other things, challenge the validity of the September 2005 EGM, the adequacy of corporate approvals for the URS acquisition and the decision to complete the URS acquisition, and seek to unwind the URS acquisition. For more information regarding the Telenor challenges to the URS acquisition and the risks associated therewith, please see the risk factor below entitled “—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and the section of this Form 6-K entitled “Our Company—Legal Proceedings.”

To date, the Telenor Nominees continue to question the legality of the URS acquisition and have disagreed with us as to the requisite number of votes of our board members needed to approve certain funding of and other transactions by URS. Furthermore, our board has been unable to approve a 2006 budget for the Company primarily due to the continuing disagreement regarding the budget for URS. Under our charter, approval of the budget requires the approval of eight out of nine of our directors. The Telenor Nominees have indicated in correspondence to the Company and during the relevant board meetings that they would not approve the consolidated budget presented by management because they are opposed to the proposed budget for Ukraine. They have proposed, instead, splitting the budget among the various countries in which we operate and approving the budgets for all except Ukraine, so that operations in the rest of the countries in which we operate are not affected if the 2006 budget is not approved due to issues relating to Ukraine. The Alfa Group Nominees have opposed this proposal at these board meetings and have maintained, instead, that the board should approve a consolidated budget for the entire VimpelCom group. One of our three directors who is not affiliated with either Alfa Group or Telenor has voted in favor of separate budgets for each country in which we operate, including Ukraine, as well as in favor of the consolidated budget for the entire VimpelCom group. Another of our three directors who is not affiliated with either Alfa Group or Telenor has abstained from voting on the separate budgets and has voted in favor of the consolidated budget and the remaining director who is not affiliated with either Alfa Group or Telenor has been absent from each board meeting at which the budget votes were taken. Until a budget is approved by the board, our Company’s management will continue to operate VimpelCom and its subsidiaries without an approved budget for 2006 and there can be no assurance that our shareholders (including Telenor) or other parties will not challenge the actions of management with respect to the operations of our Company and/or any of its subsidiaries, including any transactions, during the period when there is no board-approved budget.

Although our board has approved an overall strategy for expansion into the CIS, each acquisition is subject to review on a case-by-case basis by our board, and there can be no assurance that our board will approve other acquisitions in Russia, the CIS or other regions. The Telenor Nominees and the Alfa Group Nominees have the ability to block such decisions to the extent board approval is required for the acquisition. Even if such acquisitions are approved by our board, if shareholder approval is required for the acquisition, either or both of our strategic shareholders may vote against such approval at the relevant shareholders meeting.

In addition to their disagreements relating to our acquisition, operation and funding of URS, according to public reports, Telenor and Alfa Group have been involved in various disputes and litigations regarding their ownership and control over Kyivstar. If and to the extent that our strategic shareholders have different expansion strategies, as is apparently the case in Ukraine, it could lead to a further deterioration in their relationship which could have a material adverse effect on our business and prospects. For instance, on February 20, 2006, Standard & Poor’s Governance Services placed VimpelCom’s corporate governance score on Governance Watch with negative implications, citing the ongoing disagreements between Telenor and Alfa Group that lead to the board’s failure to approve our 2006 budget and its concern about the board’s ability to reach consensus on other issues and provide effective management oversight.

Our acquisition of URS is being challenged by Telenor and may be challenged by other parties.

Both before and after our acquisition of URS, Telenor and the Telenor Nominees have consistently objected to the acquisition. Among other things, prior to the September 2005 EGM, Telenor in correspondence to the Company raised certain issues related to the proposed acquisition, among these, that the purchase price for the proposed acquisition of URS was inflated and that there was a lack of transparency related to Eco Telecom Limited’s role in the negotiations with sellers of URS. In addition, prior to the closing of the URS acquisition, Telenor further stated in correspondence to the Company that the September 2005 EGM was not validly convened and that our chief executive officer had no authority to complete the acquisition. Telenor also asserted that the acquisition of URS required the prior approval by not less than 80.0% of the board, that our Company’s management should not attempt to complete the acquisition prior to receipt of such board approval and that it would use all rights, powers, privileges and remedies to protect and defend itself in relation to the September 2005 EGM and the proposed acquisition of URS. In December 2005, following the URS acquisition, Telenor publicly disclosed a letter that had been sent by the Telenor Nominees to our board chairman on December 12, 2005. In this letter, the Telenor Nominees questioned, among other things, (i) the legality of our management’s decision to complete the URS acquisition, (ii) the legality of the URS acquisition, and (iii) the adequacy of VimpelCom’s disclosure about the URS transaction and VimpelCom’s plans for URS. In late January 2006, Telenor filed three lawsuits in Moscow that, among other things, challenge the validity of the September 2005 EGM and seek to unwind the acquisition of URS. For more information about our Company’s acquisition of URS and the litigation with Telenor, please see the preceding risk factor and the sections of this Form 6-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Mergers and Recently Completed Acquisitions” and “Our Company—Legal Proceedings.”

We believe that the September 2005 EGM was properly convened and the acquisition of URS was properly consummated in accordance with the September 2005 EGM approval, applicable law and our charter. However, the provisions of Russian law and our charter applicable to the convocation of the September 2005 EGM, the effectiveness of the decision of the September 2005 EGM and our implementation of that decision are subject to possible different interpretations and a Russian court could disagree with our interpretation. There can be no assurance that we will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor or other third parties regarding our acquisition, operation or funding of URS, challenging our ownership interest in URS or other matters will not be made. It is also possible that third parties may seek monetary damages from us or challenge our ownership interest in URS in connection with their claims against the parties that sold URS to our Company. There can also be no assurance that our litigation with Telenor or any future claims by Telenor or third parties will not result in the unwinding of the URS acquisition, deprive us of a portion of our ownership interest in URS, or limit or prohibit our operation or funding of URS or result in our having to pay monetary damages. Furthermore, our Company may not be able to recover the purchase price that it paid to the sellers of URS, any portion of the funds that our Company invested in URS during the period prior to the unwinding of the URS acquisition or any other monetary losses that our Company will have incurred in connection with our ownership of URS. In the event that decisions unfavorable to us in any of the lawsuits filed by Telenor to date or any lawsuits that Telenor or other parties may file in the future become binding, it could have a material adverse effect on our Company, its business, its expansion strategy and its financial results, including an event of default under our outstanding indebtedness, including the New Loan.

The Telenor Nominees have alleged possible conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS, and have alleged that our disclosure with respect to the URS acquisition has been inadequate.

On the evening of April 6, 2006 (the night before our April 7th, 2006 board meeting), the Telenor Nominees sent a letter to the chairman of our board. Telenor also filed this letter as an attachment to its Schedule 13D/A filed with the SEC on April 6, 2006. We refer you to Appendix A to this Form 6-K where we have attached the full content of the letter.

In this letter, the Telenor Nominees repeated their prior request that an independent investigation be undertaken to investigate and report to the board concerning any conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS. In this letter, the Telenor Nominees presented certain information that they maintain confirms their belief that such investigation is absolutely essential. At the suggestion of one of the Telenor Nominees following our April 7, 2006 board meeting outside counsel for Telenor was contacted to provide our Company with any information that outside counsel or its clients have that would explain, support or would be responsive to certain questions and ambiguities raised by the April 6, 2006 letter. In general, outside counsel for Telenor indicated that it would be unable to provide any new information because it believed that it would be inappropriate to do so in light of the pending proceedings between Telenor and the Company and Telenor and Alfa Group as well as for reasons of attorney/client privilege. Alfa Group has previously publicly denied any financial interest in the sellers of URS, and following the statements made by the Telenor Nominees in their April 6, 2006 letter, we requested and received from the Alfa Group Nominees letters confirming that neither they nor to the best of their knowledge and belief after reasonable inquiry any of their related parties or any member of the Alfa Group of companies had any financial interest in the URS sellers or the URS transaction. However, if it is proven that any Alfa Group Nominees or any other member of the Alfa Group or their affiliates had an undisclosed interest in the URS acquisition, it could harm our Company’s reputation, lead to further deterioration of the relationship between our two strategic shareholders, result in further shareholder or third party lawsuits and/or in certain situations, call into question the adequacy of our corporate approvals, including in connection with the URS acquisition.

Furthermore, in the April 6, 2006 letter, the Telenor Nominees repeated their prior claims that our disclosure with respect to the URS acquisition was inadequate and their request that we make public various information and documentation previously requested by the Telenor Nominees in their December 12, 2005 letter to the chairman of our board. Telenor attached a copy of this letter to its Schedule 13D/A that it filed with the SEC on December 12, 2005. At the December 14, 2005 meeting of our board, our chief executive officer replied orally to the questions posed by the Telenor Nominees in their December 12, 2005 letter. Among other things, our chief executive officer stated the Company believed that the URS acquisition (including the price paid) was consummated in accordance with the September 2005 EGM approval, applicable law and our charter; stated that management conducted standard legal and accounting due diligence in connection with the URS acquisition and was not aware that any entity connected with the Alfa Group received any proceeds from the acquisition; and stated that the Company paid customary fees for its investment banking, legal and accounting advisors in connection with the URS acquisition. In addition, the Telenor Nominees have been informed by the chairman of our board that all directors, including them, have access to all information on the URS transaction in our possession subject to the execution of a confidentiality letter consistent with directors’ duty of confidentiality. The Telenor Nominees stated in their April 6, 2006 letter that they were not prepared to approve VimpelCom’s current draft Form 20-F or VimpelCom’s 2005 financial statements unless their requested disclosures were made and unless VimpelCom’s audit commission report was amended to address the financial details of the URS acquisition. At the April 7, 2006 meeting of our board, the Telenor Nominees voted against approval of our 2005 U.S. GAAP financial statements, although the 2005 U.S. GAAP financial statements were approved by the requisite majority of our board. In addition, the board decided to postpone its consideration of the Form 20-F and voted to approve this offering. Although we maintain that our prior disclosures regarding the URS acquisition have been made in compliance with our relevant disclosure obligations to our board and shareholders, there can be no assurance that the adequacy of our disclosure regarding the URS acquisition will not be successfully challenged by our current or former shareholders or government regulators. For more information about our Company’s acquisition of URS, please see the section of this Form 6-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Mergers and Recently Completed Acquisitions.” Further developments in respect of any or all of the matters discussed in the preceding risk factors may ultimately have a material adverse effect on our Company, its prospects, its expansion strategy and reputation and result in a default under our existing indebtedness, including the New Loan.

A disposition by one or both of our strategic shareholders of their respective stakes in our Company could materially harm our business.

Under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Telenor disposes of its stake in our Company or Alfa Group or a third party takes a controlling position in our Company. The occurrence of any such event of default or failure to make any required prepayment which leads to an event of default, could trigger cross default/cross acceleration provisions under certain of our other debt agreements, including our loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.). In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business and our shareholders’ equity. On May 3, 2005, Alfa Group disclosed that it has pledged 5,120,000 of our common shares to an affiliate of Deutsche Bank AG, as security for US$350.0 million of bonds issued by Eco Telecom Limited, and deposited 7,443,782 of our common shares and 6,426,600 of our preferred shares with The Bank of New York, as escrow agent. If Telenor or Alfa Group were to dispose of their stakes in VimpelCom, or if Alfa Group’s shares in VimpelCom subject to such pledge and/or escrow arrangement were to be disposed of, our Company may be deprived of the benefits and resources that it derives from Telenor and Alfa Group, respectively, which could harm our business. Please see the section of this Form 6-K entitled “—If we invest in our acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.”

Five out of our seven super-regional GSM licenses in Russia, including our GSM license for the Moscow license area, will expire in 2008 and any failure on our part to extend existing licenses or procure new licenses to replace our existing licenses may have a material adverse effect on our business and results of operations.

Five out of our seven GSM licenses in Russia, including our GSM license for the Moscow license area, expire on April 28, 2008. In addition, our GSM license for the Kaliningrad region will expire in August 2006. We can give you no assurance that these licenses will be renewed upon expiration. For example, the new law “On Communications,” or the New Law, which became effective on January 1, 2004, states that an application to renew a license may be rejected if, among other things, there are any uncured violations on the date of the renewal application, and we cannot assure you that we will not have any uncured violations when we apply for license renewals. Governmental officials have broad discretion in deciding whether to renew a license, and may not renew our licenses after expiration. Furthermore, if our licenses are renewed, they may contain different terms or additional obligations, including payment obligations, or may cover reduced service areas or a reduced scope of service. If our GSM license for the Moscow license area or our other super-regional licenses in Russia that expire in 2008 are not renewed, our business could be materially adversely affected. Because our licenses are integral to our operations, our inability to extend our existing licenses or obtain a new license on substantially the same terms may have a material adverse effect on our financial condition.

We could be subject to claims by the Russian tax inspectorate that could materially adversely affect our business.

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions following a review of VimpelCom’s 2001 tax filing. The preliminary act stated that VimpelCom owed 2.5 billion Russian rubles (or approximately US$91.0 million at the exchange rate as of December 31, 2004) in taxes plus 1.9 billion Russian rubles (or approximately US$68.0 million) in fines and penalties in addition to amounts that VimpelCom previously paid in 2001 for taxes. Following objections filed by our Company, VimpelCom received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2001 tax year had been reduced to 284.9 million Russian rubles (or approximately US$10.3 million at the exchange rate as of December 31, 2004) in taxes plus 205.0 million Russian rubles (or approximately US$7.4 million at the exchange rate as of December 31, 2004) in fines and penalties. The 88.9% reduction in the final decision by the tax inspectorate primarily related to the acceptance by the tax inspectorate of VimpelCom’s objection regarding the tax inspector’s claim concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly owned subsidiary, KB Impuls, and the withdrawal of the related claim. A significant portion of the final tax decision (excluding fines and penalties) concerns deductions for certain value added taxes that the authorities determined were taken in the wrong period.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions from a review of VimpelCom’s 2002 tax filing. The act stated that VimpelCom owed an additional 408.5 million Russian rubles (or approximately US$14.7 million at the exchange rate as of December 31, 2004) in taxes plus 172.1 million Russian rubles (or approximately US$6.2 million at the exchange rate as of December 31, 2004) in fines and penalties. The act with preliminary conclusions for 2002 did not contain any claims concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. We filed our objections to the act containing preliminary conclusions and on February 15, 2005, we received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2002 tax year had been reduced to 344.9 million Russian rubles (or approximately US$12.0 million at the exchange rate as of December 31, 2005) in taxes plus 129.1 million Russian rubles (or approximately US$4.5 million at the exchange rate as of December 31, 2005) in fines and penalties. A significant portion of the final tax decision for 2002 (excluding fines and penalties) concerns deductions for certain value added taxes that the authorities determined were taken in the wrong period.

In accordance with the final decisions for 2001 and 2002, during the fourth quarter of 2004, we recorded US$12.0 million, US$5.1 million and US$2.4 million in additional fines and penalties, various taxes and additional income tax, respectively, and US$15.2 million of value added taxes payable, which could be further offset with input value added taxes. Although we do not agree with the final decisions for 2001 or 2002 by the tax inspectorate, we paid the taxes for 2001 and 2002. Notwithstanding such payments, on March 30, 2005, we filed a court claim to dispute the decision of the tax authorities with respect to the 2002 tax audit. On July 6, 2005, the court invalidated the portion of the tax inspectorate’s final decision that related to the tax claim in respect of the 2002 tax audit, in the amount of 603.4 million Russian rubles (US$21.0 million at the exchange rate as of December 31, 2005). This amount included the US$16.5 million in taxes, fines and penalties for the 2002 tax year. This decision was upheld in two appellate instances. Consequently, the tax inspectorate’s final decision in respect of the 2002 tax audit was nulified and the amount of US$21.0 million (at the exchange rate as of December 31, 2005) was invalidated. The tax inspectorate may still appeal the decision with respect to the 2002 tax audit to the High Court of Arbitration and there can be no assurance that the High Court of Arbitration will not overturn the decisions taken in our favor by the lower courts. Based on the amount of the final decision for 2001 and 2002, we understand that the Ministry of Internal Affairs should review this matter and decide whether to initiate a criminal investigation against senior management of the Company.

After we issued our press release on December 8, 2004 in relation to the act with preliminary tax conclusions for 2001, our stock price fell by over 25.0% during a two day trading period. We subsequently received inquiries from U.S. regulators and exchanges seeking information in relation to trading in our stock prior to the issuance of the press release, and have responded to these inquiries.

In January 2006, the tax inspectorate commenced its inspection of our Company for the years 2003 and 2004. There can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles or different tax principles that additional taxes are owed by VimpelCom or its subsidiaries for these or any other tax years or that the Ministry of Internal Affairs will not decide to initiate a criminal investigation. In addition, there can be no assurance whether or to what extent our Company will be able to successfully offset the value added taxes in later years. The adverse resolution of these or other tax matters that may arise could have a material adverse effect on our business, financial condition and results of operations, including an event of default under our outstanding indebtedness.

A class action lawsuit against our Company was dismissed with prejudice but is subject to appeal.

On December 10 and 17, 2004, individual purchasers of our securities filed lawsuits in the United States District Court for the Southern District of New York against our Company and our Chief Executive Officer and Chief Financial Officer. The actions were consolidated in April 2005 and the complaint was amended in July 2005. The claims in the amended complaint are based principally on the allegations that we failed to disclose prior to December 8, 2004 that (i) in August 2004 the Russian tax authorities began an inspection of the Company’s tax filings for 2001 and other years, and (ii) following the inspection, the Russian tax authorities alleged that value added tax offsets were made incorrectly by the Company. On March 15, 2006, the court dismissed the plaintiffs’ claims with prejudice. However, this decision is subject to appeal. For more information about the class action lawsuit, please see the section of this Form 6-K entitled “Our Company—Legal Proceedings.” We believe that the allegations in the lawsuit are without merit. Nonetheless, there can be no assurance as to the outcome or effect of an appeal of the decision to dismiss and the ultimate outcome of any subsequent litigation, or that we will not be subject to further such lawsuits by these or other plaintiffs. If an adverse outcome occurs in any such appeal or lawsuit, our business, financial condition and results of operations could be materially adversely affected.

MegaFon, a national telecommunications operator, may receive preferential treatment from the regulatory authorities and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.

One of our national competitors is MegaFon. MegaFon is the only wireless service provider to hold licenses to provide GSM 900/1800 cellular communications service in all 88 administrative regions of the Russian Federation. In addition, MegaFon has instituted unified intra-network roaming tariffs within its group of companies and may introduce unified tariffs in each of the regions in which it operates. These factors may give MegaFon a competitive advantage over us, restrict our ability to expand into all of the regions of Russia and diminish the competitive advantage we hope to enjoy from our creation of a single, integrated national network. According to independent estimates, MegaFon’s nationwide market share of subscribers was approximately 18.1% as of December 31, 2005.

In the Moscow license area, we also compete with Closed Joint Stock Company “Sonic Duo,” or Sonic Duo, a wholly owned subsidiary of MegaFon. Sonic Duo received a dual band GSM-900/1800 license for the Moscow license area in May 2000, began providing roaming services in Moscow to subscribers of other wireless operators in the third quarter of 2001 and commenced operations in Moscow in late November 2001. Sonic Duo markets its services in Moscow under the MegaFon brand name. According to independent estimates, Sonic Duo had approximately 3.2 million subscribers in the Moscow license area as of December 31, 2005, representing a subscriber market share of approximately 14.0%. The entry of Sonic Duo into the Moscow license area also led to increased price competition among the GSM operators in Moscow.

MegaFon is reportedly owned by OJSC “Telecominvest” (31.3%), Sonera Holding B.V. (26.0%), OOO “CT Mobile” (25.1%), Telia International AB (6.37%), Telia International Management AB (1.73%), IPOC International Growth Fund Limited (8.0%) and OOO “Contact-C” (1.5%). It has been reported that OJSC “Telecominvest” is, in turn, owned 59.0% by FNH, S.A., which has been linked in the press to IPOC International Growth Fund Limited, 26.0% by TeliaSonera and 15.0% by Open Joint Stock Company “North West Telecom,” a subsidiary of Svyazinvest (which is effectively controlled by the Russian Government). Alfa Group acquired OOO “CT Mobile” in 2003 following the approval of our board of directors to the granting of consent by our Company to Alfa Group’s acquisition. The consent contemplates that the parties will explore the possibility of a business combination between MegaFon and our Company. According to press reports, the acquisition by Alfa Group is being disputed by some of MegaFon’s shareholders. Press reports have noted that in the past MegaFon received preferential treatment in regulatory matters and have pointed to the previous involvement of some government officials in entities related to MegaFon as potential reasons for such treatment. If MegaFon receives favorable treatment from government officials in the future or if our Company is singled out for unfavorable treatment by government officials as a result of disputes between third parties, our business could be adversely affected.

Furthermore, our competitors have established and will continue to establish relationships with each other and with third parties. Current or future relationships among our competitors and third parties may restrict our access to critical systems and resources. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

Increased competition and a more diverse subscriber base have resulted in declining average monthly service revenues per subscriber, which may adversely affect our results of operation.

While our subscribers and revenues have grown during the past few years, our average monthly service revenues per subscriber, or ARPU, has steadily decreased. ARPU declined from US$13.6 in 2003 to US$10.1 in 2004 and to US$7.5 in 2005. We believe that the decline in ARPU during each of these periods was due to an increase in the number of new mass market subscribers as a proportion of the total number of our subscribers as a result of accelerated growth of our subscriber base in the regions and a gradual reduction in our tariffs. Mass market subscribers typically spend less time on their cell phones and utilize value added services less frequently than more established subscribers and corporate and business subscribers. Although we see significant opportunities to grow ARPU from existing customers and believe, as a part of our strategy, that ARPU will eventually stabilize, we can not assure you that ARPU will not continue to decrease. As subscriber growth rates slow, we will become increasingly reliant on revenue growth for our operations to continue to expand and flourish. Our business strategy contemplates such growth and we are expending significant resources to increase our revenues, particularly by marketing new products and value added services to both our existing subscribers and new corporate and business subscribers. If we are unsuccessful in our marketing campaigns, our ARPU may continue to decline, which may adversely affect our business and results of operations.

In addition, as the penetration rate in Russia continues to increase and the market matures, wireless service providers, including our Company, could be forced to utilize more aggressive marketing schemes to retain existing subscribers and attract new ones. If this were to occur, our Company may choose to adopt lower tariffs, offer handset subsidies or increase dealer commissions, any or all of which could adversely affect our business and results of operations.

Furthermore, the Russian Government recently adopted new legislation, effective July 1, 2006, introducing calling party pays, or CPP. The legislation generally forbids telecommunications operators from charging subscribers for incoming calls. While we believe that the potential decrease in operating revenues due to the introduction of CPP may be partially offset by revenues from interconnection charges and potential rebalancing of our tariffs, it may be difficult for our Company to mitigate the effect that CPP will have on our revenues. Furthermore, we operate in a very competitive market and we may be unable to restructure our tariff plans to account for the decrease in revenues from incoming calls. Accordingly, the introduction of CPP may materially adversely affect our business and results of operations by placing downward pressure on our ARPU and negatively affecting our margin as we may need to process more incoming traffic without a corresponding increase in our revenues.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building our brand image. For example, in April 2005, we launched a major marketing campaign to re-style our major brand name, changing it from “Bee Line GSM” to “Beeline.” Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or various claims by Russian or foreign governmental authorities, individual subscribers and third parties against our Company could adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. We cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our results of operations.

We depend heavily on our senior management and key technical personnel and, because of our rapid growth and expansion, we may have difficulty attracting and retaining qualified professionals to manage our growth.

Our future operating results depend in large part upon the continued contributions of key senior managers and technical personnel. We cannot be sure that their services will continue to be available to us in the future, nor do we have key personnel life insurance covering any of our senior managers. Our current Chief Executive Officer, Alexander Izosimov, is under contract with our Company until October 2006. We could be adversely affected if Mr. Izosimov or any of our other senior managers ceased to actively participate in the management of our business, whether upon the expiration of their contracts or earlier. Furthermore, the appointment, dismissal or early termination of our Chief Executive Officer requires the approval of at least 80.0% of all of our board members. Our board rules require the affirmative vote of at least 80.0% of all our board members to confirm our Chief Executive Officer on an annual basis. Failure of our board to confirm Mr. Izosimov on an annual basis or to re-appoint him or to appoint a new Chief Executive Officer at the expiration of Mr. Izosimov’s term could materially adversely affect our business.

In addition, our rapid growth over a short period of time has significantly strained our managerial and operational resources and is likely to continue to do so. Our personnel, systems, procedures and controls may be inadequate to support our future operations. To successfully manage our growth and development, we will depend in large part upon our ability to attract, train, retain and motivate highly skilled employees and management. There is significant competition for such employees. In the future, it may be increasingly difficult for us to hire qualified personnel. Further, we may lose some of our most talented personnel to our competitors. If we cannot attract, train, retain and motivate qualified personnel, then we may be unable to successfully manage our growth or otherwise compete effectively in the mobile telecommunications industry, which could adversely affect our business.

The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures.

Due to the growth in fixed and mobile telephone use, long distance and local lines have, from time to time, become overtaxed and caused incoming and outgoing calls to have lower completion rates. Additional investment is required to increase line capacity. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, may require substantial investment in public switched telephone networks. Although the operators of public switched telephone networks are normally responsible for these investments, their weak financial condition may prevent them from making these investments. Since we are financially strong relative to these public network operators, we may be compelled to make investments on their behalf, placing an additional burden on our financial and human resources. Additionally, assuming we do make investments, we may not own the assets resulting from such investment. While we cannot estimate the financial and operating burdens associated with such investments, they may be substantial and may have a material adverse effect on our business and results of operations.

Substantial leverage and debt service obligations may adversely affect our cash flow.

We have substantial amounts of outstanding indebtedness, primarily our obligations under the following:

•	our obligations under the loan agreements with UBS (Luxembourg) S.A., pursuant to which UBS (Luxembourg) S.A. extended four loans totaling US$1,050.0 million to our Company, which were funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.;

•	our Russian ruble bonds;

•	syndicated loan facilities arranged by Citibank, N.A., Standard Bank London Limited and Sumitomo Mitsui Banking Corporation Europe Limited;

•	secured loans from Sberbank and Bank TuranAlem;

•	unsecured loans from Bayerische Hypo-und Vereinsbank AG, Svenska Handelsbanken AB (publ) and the European Bank for Reconstruction and Development; and

•	our obligations under vendor financing agreements with Alcatel SEL AG, General DataCom and Technoserv.

As of December 31, 2005, the aggregate principal on our total outstanding indebtedness was approximately US$1,998.2 million on an actual basis. Our consolidated subsidiaries were the primary or sole obligors on US$227.6 million, or approximately 11.4%, of our actual total indebtedness as of December 31, 2005. Furthermore, certain of our subsidiaries are in discussions to obtain additional debt financing, some of which may be secured or guaranteed by VimpelCom. In addition, US$212.8 million of our total outstanding indebtedness was secured by our equipment and securities as of December 31, 2005. For more information regarding our outstanding indebtedness, see the section of this Form 6-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing activities—2005” and “—Equipment Financing—2005.” Our current business plan contemplates that we will need to raise approximately US$700.0 million, including the proceeds from the New Loan, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2006. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing further opportunities for expansion in Russia and the CIS. We have also recently made a non-binding proposal to acquire 100.0% of Kyivstar in Ukraine for a total consideration of US$5.0 billion plus the assumption of debt. For more information on the risks associated with the proposed acquisition of Kyivstar and other acquisitions, please see the risk factor entitled “—If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.” We cannot, however, give you any assurance of the exact amount that we will invest in acquiring such wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our business plan, we will need to increase the amount of additional debt financing over this period above the amount currently projected. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness.

Our substantial leverage and the limits imposed by our debt obligations could have significant negative consequences, including:

•	limiting our ability to obtain additional financing or to refinance existing indebtedness;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures and marketing efforts;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have greater access to capital resources.

We must generate sufficient net cash flow in order to meet our debt service obligations, and we cannot assure you that we will be able to meet such obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness and could cause defaults under our other indebtedness.

If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, of the timing of the sales and whether the proceeds realized from those sales would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would materially adversely affect our business, financial condition, results of operations and business prospects.

We may not be able to recover, or realize the value of, the debt investments that we make in our subsidiaries.

We lend funds to, and make further debt investments in, one or more of our subsidiaries under intercompany loan agreements and other types of contractual agreements. KaR-Tel and URS are also parties to third-party financing arrangements that restrict our ability to recover our investments in these subsidiaries through the repayment of loans or dividends. For more information regarding our subsidiaries’ indebtedness and related payment restrictions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing activities.”

The restrictions on our subsidiaries to repay debt may make it difficult for us to meet our debt service obligations.

Our revenues are often unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid and contract subscribers, our two primary sources of revenues, are unpredictable. We do not require our prepaid subscribers to enter into service contracts and cannot be certain that they will continue to use our services in the future. We require our contract subscribers to enter into service contracts. However, many of our service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Our churn rate, which is the number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of that period, fluctuates significantly and is difficult to predict. Our churn rate was 30.4%, 29.6% and 39.3% in 2005, 2004 and 2003, respectively. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could put our business in jeopardy.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

The loan agreements and vendor financing agreements under which we borrow funds (as set forth in further detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing activities”) contain a number of different covenants that impose on us significant operating and financial restrictions. These restrictions significantly limit the ability of, and in some cases prohibit, among other things, our Company and certain of our subsidiaries from incurring additional indebtedness, creating liens on assets, entering into business combinations or engaging in certain activities with companies within our group. A failure to comply with these restrictions would constitute a default under the relevant loan and vendor financing agreements discussed above and could trigger cross payment default/cross acceleration provisions under some or all of these agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which would have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We anticipate that we will need additional capital and we may not be able to raise it.

We anticipate that we will need additional capital for a variety of reasons, such as:

•	financing our strategy to develop our regional GSM licenses, including possible acquisitions of existing operators or any payments required in connection with new licenses or frequencies granted to us;

•	financing the development of our acquisitions in Kazakhstan, Ukraine, Uzbekistan and Tajikistan, as well as possible acquisitions of operators and licenses in Russia and the CIS;

•	improving our debt portfolio structure;

•	financing the implementation of new technologies, such as third generation, or 3G, services;

•	improving our infrastructure, including our information technology systems;

•	financing our growth strategy;

•	refinancing existing indebtedness;

•	enhancing our service and subscriber support;

•	responding to unexpected increases in the pace of network development;

•	complying with regulatory requirements or developments;

•	taking advantage of new business opportunities; and

•	implementing changes in our business strategy.

Our current business plan contemplates that we will need to raise approximately US$700.0 million, including the proceeds from the New Loan taking into account the Exchange Offer, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2006. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing further opportunities for expansion in Russia and the CIS. We have also recently made a non-binding proposal to acquire 100.0% of Kyivstar in Ukraine for a total consideration of US$5.0 billion plus the assumption of debt. For more information on the risks associated with the proposed acquisition of Kyivstar and other acquisitions, please see the risk factor entitled “—If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.” We cannot, however, give you any assurance of the exact amount that we will invest in acquiring such wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our business plan, we will need to increase the amount of additional debt financing over this period above the amount currently projected.

Due to a variety of factors, including perceived risks related to our legal and regulatory developments, our subsidiary, KaR-Tel, our acquisition of URS, operational performance, deterioration in the Russian economy or unfavorable conditions in the Russian or international capital markets, we may not be able to raise additional capital on acceptable terms. In addition, a significant rise in interest rates in the United States or the European Union may make it less attractive for us to borrow money in the international capital markets. If we cannot obtain adequate financing on acceptable terms, we may be unable to make desired capital expenditures, take advantage of opportunities, refinance existing indebtedness or meet unexpected financial requirements and our growth strategy may be negatively affected. This could cause us to delay or abandon anticipated expenditures or otherwise limit operations, which could adversely affect our business.

We may not realize the anticipated benefits from our acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with our acquisitions.

The actual outcome of our recent acquisitions, including, without limitation, our recent acquisition of URS, and their effect on our Company and the results of operations may differ materially from our expectations as a result of the following factors, among others:

•	past and future compliance with the terms of the telecommunications license and permissions, ability to get additional frequencies and past and future compliance with applicable laws, rules and regulations (including, without limitation, tax and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the acquisition, including tax, customs, indebtedness and other liabilities of our subsidiaries or their parent company;

•	their ability to comply with the terms of their debt and other contractual obligations;

•	their ability to obtain or maintain favorable interconnection terms as the interconnection provider in each jurisdiction may not be subject to government regulation with respect to tariffs notwithstanding that there may not be viable alternatives to the current provider for interconnection;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	their ability to protect their trademarks and intellectual property in each jurisdiction and to register trademarks and other intellectual property used by them in the past;

•	developments in competition within each jurisdiction;

•	governmental regulation of the wireless telecommunications industry in each jurisdiction;

•	political economic, social, legal and regulatory developments and uncertainties in each jurisdiction; and

•	claims by third parties challenging our ownership or otherwise.

Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest.

In November 2003, KaR-Tel redeemed for an aggregate of 450,000 Kazakhstani tenge (or approximately US$3,100 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., owning an aggregate of 60.0% of the equity interests in KaR-Tel, referred to herein as the Former Shareholders, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, referred to in this Form 6-K as the Fund. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes, or ICSID, an independent organization with links to the World Bank. Based on information disclosed by ICSID, an action by the Former Shareholders against the Republic of Kazakhstan, the subject matter of which is “telecommunications enterprise”, has been pending since August 30, 2005. While neither VimpelCom nor KaR-Tel is a party to this action, we cannot assure you that the Former Shareholders or other parties will not pursue any action against VimpelCom or KaR-Tel in any forum or jurisdiction. If the Former Shareholders or other parties were to prevail in any such action, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational or other damages that cannot currently be quantified.

In July 2004, KaR-Tel and its affiliate obtained a default judgment in the Almaty City Court against the Former Shareholders for approximately US$41.0 million in the aggregate. The Almaty City Court relied on its ruling in the mandatory redemption case in which it found that the Former Shareholders inflicted material damage on KaR-Tel. KaR-Tel has offset, with effect prior to our acquisition, part of this judgment against the approximately US$23.3 million recorded on KaR-Tel’s books as owing to the Former Shareholders as of August 31, 2004 (of which approximately US$17.5 million may have been due and payable as of June 30, 2004 but for the offset) and any other debts or amounts owing to the Former Shareholders. Consequently, this US$23.3 million amount was not included by us in our calculation of the approximately US$75.0 million total outstanding indebtedness assumed by us at the time of our acquisition of KaR-Tel. We cannot assure you that the decision of the court will not be overturned or that the amount of the default judgment will not be reduced or that additional amounts will not be owed to the Former Shareholders or their successors, thereby resulting in an increase in the amount of KaR-Tel’s indebtedness. Furthermore, the Former Shareholders or their successors may bring actions either inside or outside Kazakhstan challenging the Kazakh court judgment or such offset and claiming that amounts owing to the Former Shareholders or their successors by KaR-Tel have become due and payable. If the Former Shareholders or their successors were to prevail in any such claims, they could claim that an event of default has occurred under certain of the Former Shareholders’ debt and supply agreements, which, if not cured within any applicable grace periods, could trigger cross payment default/cross acceleration provisions under certain of our debt agreements, including the New Loan Agreement. If any creditor or trustee were to bring a claim for a cross payment default/cross acceleration in these circumstances, KaR-Tel or our Company may be required to pay any amounts outstanding under the debt and supply agreements between KaR-Tel and the Former Shareholders or their successors in order to avoid any such cross payment default/cross acceleration. We believe that the maximum amount we would be required to pay under these debt and supply agreements in order to avoid any such cross payment default/cross acceleration would be approximately US$18.1 million, excluding any penalties. If we are unable to pay such amount within any applicable grace periods, the obligations under certain of our debt agreements, including the New Loan, may become immediately due and payable, which could have a material adverse effect on our business, our liquidity and our shareholders’ equity. We cannot assure you that future investigations, claims or events will not show that KaR-Tel’s indebtedness to the Former Shareholders exceeded the approximately US$23.3 million mentioned above, that KaR-Tel’s overall indebtedness exceeded approximately US$75.0 million, that assets were pledged to secure any such indebtedness, or that the prior shareholders of KaR-Tel pledged or otherwise encumbered their interests in KaR-Tel as security for any such indebtedness.

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. According to news reports quoting Turkish sources, the order is connected with claims by the Turkish government against the Uzan family, which purportedly used to own the Former Shareholders prior to the Former Shareholders being seized by the Fund. Such news reports, the content of which has not been confirmed by us, further state that the Fund is not seeking the entire US$5.5 billion from KaR-Tel alone, but sent orders for the full amount to approximately 200 different companies that were once controlled by members of the Uzan family. Although we believe that the order to pay is without merit and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds), that these claims or others targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness, including the New Loan.

If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.

We may acquire or invest in other companies in business areas that are complementary to our current operations. Any such future acquisitions or investments could be significant and in any case would involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, particularly if we are unable to conduct thorough due diligence prior to the acquisition, as well as in integrating and managing their operations. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us. We also cannot assure you that we will be successful in completing and financing any such acquisition or investment.

In February 2006, we made a proposal to Telenor ASA and Altimo, affiliates of our major shareholders, to acquire 100.0% of Kyivstar for total consideration of approximately US$5.0 billion in our shares plus the assumption of debt. The proposal is non-binding and is subject to a number of conditions, including completion of due diligence, all approvals and receipt of a fairness opinion from our financial advisor, UBS Limited. In response to our proposal, Telenor proposed that we acquire Kyivstar for cash instead of our shares and we responded that we would prefer a combination of cash and securities.

One of the principal conditions of Telenor’s proposal is that Telenor and Altimo enter into an agreement providing for a market-based separation mechanism. If implemented and activated, this mechanism would permit the party placing the highest value on our Company to make an offer to purchase all of the other party’s shares in our Company, and would obligate the other party to sell all its shares in our Company to the offering party. Such an arrangement could result in Telenor or Altimo holding a controlling stake in our Company. For possible risks associated with the triggering of such separation mechanism, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—A disposition by one or both of our strategic shareholders of their respective stakes in our Company could materially harm our business.” The various parties have been exploring with one another as to whether there is a basis to begin more substantive negotiations regarding a possible transaction. There can be no assurance that this will happen.

While we believe the acquisition of Kyivstar would create value for our shareholders, there can be no assurance that the proposed acquisition or combination will be consummated. In addition, if they are consummated there can be no assurances that any of the expected benefits would be realized and if they are not, our operating results and financial position could be materially adversely affected.

Our Company is actively pursuing a strategy that includes additional expansion into the CIS. Laws and corporate practices vary in the CIS and generally are not as well developed as in the West or in Russia. Companies that we acquire may have engaged in business practices that were not in compliance with local law, international business practices, or our internal policies. It is our intention that upon each acquisition by our Company, we will immediately institute internal controls consistent with controls throughout our group to attempt to ensure compliance with all laws, good business practices, and our internal policies. However, there can be no assurance that there will not be any material adverse effect on the acquired company or our Company arising from any acts committed prior to the acquisition.

Our wireless licenses may be suspended or revoked, which could adversely affect our business.

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications area. These conditions include:

•	commencing service by a certain date;

•	providing telecommunications services only after obtaining permits for operation of equipment and use of frequencies;

•	meeting the requirements set forth in the course of radio frequency band allocation and radio frequency or channel designation;

•	complying with the rules for interconnection of telecommunication networks and interaction thereof; and/or

•	complying with the requirements of the normative acts in the communications area.

Although the regional GSM licenses previously held by VimpelCom-Region and KB Impuls that were recently re-issued to VimpelCom do not contain any start-of-service, territorial coverage or line capacity requirements, our GSM licenses held by the Merging Companies still provide for these requirements. For more information on our GSM licenses and their related requirements, please see the section of this Form 6-K entitled “Our Company—GSM Licenses.”

If we fail to comply with the conditions of our GSM licenses or with the requirements established by the legislation regulating the communications area, or if we do not obtain permits for operation of our equipment or use of frequencies, or if extensions requested are not granted and/or action is taken against our Company or our subsidiaries, our business could be adversely affected. Our GSM license covering the Ural super-region contains a start-of-service requirement for the area covered by the license. However, this start-of-service requirement does not provide specific start-of-service dates for each administrative subject area covered by the license. In the past, we have interpreted such provisions to require us to install a network in at least one administrative subject area covered by each license. Because we do not know whether the Federal Surveillance Service for Communications (the “Service”), the Russian regulatory body responsible for the issuance of telecommunications licenses, will interpret this start-of-service requirement in the same manner as its predecessor, we cannot assure you that it will not determine that we have violated the start-of-service requirement if we do not start to provide service in each administrative subject area within the license area by the start-of-service date specified in the license.

If we fail to meet start-of-service or other requirements in our licenses or if we do not comply with the legislative requirements regulating the communications area, we anticipate that the Ministry of Information Technologies and Communications or the Service would provide a notice to our Company or our subsidiaries and provide us with an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the Service could decide to suspend or revoke the license. The occurrence of any of these events would adversely affect our ability to build out our networks in the regions in accordance with our business plan and could harm our reputation in the regions.

If we fail to completely fulfill the specific terms of any of our GSM licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or refuse to renew licenses that are up for renewal. A suspension or termination of any of our GSM licenses or refusal to renew our GSM licenses could materially adversely affect our business and results of operations.

We face uncertainty regarding payments for frequency allocations under the terms of some of our licenses.

We are required to make payments for frequency allocations under the terms of our licenses in Russia and the CIS. In some cases, these frequency allocation payments have been substantial. Though we have not been charged significant fees for frequency allocations in our license areas since 1998, we cannot assure you that in the future we will not be required to make substantial payments for additional frequency channels that we use or need in Russia or the CIS, which could negatively affect our financial results. The loss or suspension of any of our frequency allocations could affect our ability to provide services and adversely affect our business.

Our ability to provide wireless services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to provide telecommunications services depends on our ability to secure and maintain interconnection agreements with Open Joint Stock Company “Rostelecom,” or Rostelecom, Open Joint Stock Company “Multiregional Transit-Telecom,” or MTT, Golden Telecom, Inc. and other incumbent owners of fixed-line networks. Interconnection is required to complete calls that originate on our respective networks but terminate outside our networks, or that originate from outside our networks and terminate on our networks. Each of our current interconnection agreements with incumbent operators may be terminated annually by the respective operator. It is possible that in the future our interconnection agreements may not be renewed or not renewed on a timely basis or on commercially reasonable terms.

Further our ability to interconnect with the public switched telephone network and other local, domestic and international networks, as well as directly with other cellular networks, in a cost-effective manner is critical to the economic viability of our operations. A significant increase in our interconnection costs or a lack of available line capacity for interconnections could have an adverse effect on our ability to provide services. We anticipate that fixed line providers will significantly increase their interconnect costs in the near future as the public telephone networks begin to adjust their fee structures in Russia to reflect operating costs, which, in turn, will increase our operating costs. We currently have numbering capacity agreements with a small number of telecommunications providers in Moscow, some of which are affiliated with our main competitor, Mobile TeleSystems OJSC, or MTS. Additionally, we are contractually obligated to obtain the consent of certain of these companies to use local Moscow lines from other telecommunications providers.

In Russia, there are plans to privatize Svyazinvest, which controls several regional fixed-line operators and in the Ukraine there are plans to privatize Ukrtelecom, which has a national market share of over 80.0% of all fixed-line telecommunications services. If any of our competitors obtain control of Svyazinvest or Ukrtelecom and impede our ability to interconnect with other networks, our ability to provide services cost-effectively or at all could be hindered, which could have a material adverse effect on our business.

In addition, we have interconnect agreements with Rostelecom and MTT, which transmits to our subscribers all international traffic and incoming traffic from the public switched network of Moscow, operated by the Moscow City Telephone Network, or MGTS. Rostelecom and MTT transmit to our subscribers using federal telephone numbers all long distance traffic. In the past, our subscribers have experienced difficulties receiving calls from MGTS subscribers due to a shortage in the number of links between our network and Rostelecom’s network. Although we have increased the number of available links with Rostelecom and MTT, these difficulties may persist. Currently, a portion of the calls to or from our subscribers interconnects with MGTS through a switching center in Moscow. As the number of our subscribers increases and as our reliance on Rostelecom, MTT and Golden Telecom, Inc. grows, because we are required to interconnect with them for all outgoing long distance traffic for our GSM operations, technical improvements and increased access to Rostelecom’s, MTT’s and Golden Telecom, Inc.’s exchanges and/or the exchanges of other telephone line capacity providers with whom we have interconnect agreements may be required to ensure sufficient links are available for our subscribers. If Rostelecom, MTT, or any other provider is unable to make required technical improvements, if the difficulties experienced by our subscribers with Rostelecom’s or MTT’s network recur or if any of our other telephone line capacity providers in Moscow become unreliable, we could experience serious interruptions in our ability to provide services. In addition, we will have to issue new telephone numbers to certain of our subscribers who do not use federal numbers if one of our interconnect agreements is terminated and replaced by an interconnect agreement with an alternative provider.

In April 2006, we received a license for long distance and international communications services. The license is valid for a period of seven years and contains the customary conditions for licenses of this kind, including a start-of-service requirement which is December 12, 2007. We expect that our major competitors have also applied for and received or will receive licenses to provide long distance and international communications services. We believe that the issuance of the license for long distance and international communications services will lessen our reliance on Rostelecom, Golden Telecom, Inc. and other third party providers of these services. However, until we receive all necessary permits, we cannot begin to provide long distance and international communications services. Accordingly, until we complete all technical works and obtain all necessary permits we are required to enter into costly interconnection agreements with long distance and international communications providers, which may place us at a competitive disadvantage and which may adversely affect our business and results of operations.

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

In order to commence our pilot operations in specific cities in our GSM license areas, we applied for and received minimal frequency assignments in each of the cities in which we have commenced operations. As we build out our operations in our GSM license areas, we submit a frequency application and a site plan to the appropriate bodies for approval. Depending on availability, specific frequencies in specific areas in each of our GSM license areas may be allocated to us. However, the number of frequency allocations available to wireless operators are limited and we occasionally do not receive the necessary frequency allocations. For example, our applications for GSM-900 frequencies in five regions within the Urals super-region and eight regions in the Northwest super-region were denied. Further, we were denied a grant of GSM-900, GSM-1800 frequencies in the Far East super-region and E-GSM frequencies throughout all of Russia by Russia’s State Radio Frequency Commission, or the SRFC. We sent 18 unsuccessful applications to the SRFC, all of which were rejected either by failure on the part of the SRFC to respond to us or with the explanation that there were no GSM frequency allocations available in that region.

In October 2005, we filed a complaint with the Russian Federal Antimonopoly Service, or the FAS, regarding the refusal of the SRFC to allocate to us GSM-900/1800 frequencies in the Far East super-region and GSM-900 frequencies in the territories within the Urals and Northwest super-regions. On March 1, 2006, the FAS ruled that the SRFC violated the law by refusing to allocate frequencies to our Company in the Far East super-region and territories in the Urals and Northwest super-regions. The FAS ruling stipulates that the SRFC should review our application for issuance of the frequencies at its next meeting, which is scheduled for April 24, 2006. However, the SRFC has indicated that it does not agree with the order. We may file a claim in court compelling the SRFC to review our application and to issue to our Company the frequencies in the Far East super-region. However, we can provide you with no assurance that, if we choose to file a complaint against the SRFC, we will be successful in court or in any attempt by our Company to compel the SRFC to review our application and allocate frequencies to us. In addition, the Minister of Information Technologies and Communications recently stated that there are no available frequencies in the Far East super-region to be provided to our Company. In the event that GSM-900/1800 frequencies in the Far East super-region are not allocated to us, are not allocated to us in a timely and complete manner, or do not provide adequate geographic coverage or otherwise allow us to provide wireless services on a commercially feasible basis, our business and results of operations may be adversely affected.

Furthermore, there is a possibility that the Russian Government will require full national wireless coverage as a precondition to participation in an auction for a 3G license. If we are not allocated GSM frequencies in the Far East super-region and the government requires national wireless coverage as a precondition to taking part in the 3G license auction process, we may be unable to obtain a 3G license, which could have a material adverse effect on our business and results of operations. For more information on the risks associated with 3G licenses, please see “—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, adversely affect our business” below.

If we fail to obtain renewals or extensions of our frequency allocations for our GSM networks, our business could be harmed.

Our frequency allocations for most of our license areas expire prior to the expiration date of our corresponding licenses. We cannot predict whether we will be able to obtain extensions of our frequency allocations and whether extensions will be granted in a timely manner and without any significant additional costs. It is possible that there could be a re-allocation of frequencies upon the expiration of existing permissions or the granting of frequency allocations for the same channels as our frequency allocations, requiring that we coordinate the use of our frequencies with the other license holders and/or experience a loss of quality in our network.

If we fail to obtain renewals or extensions of our frequency allocations for our GSM network in the Moscow license area, which expire on various dates through 2008, or if other license holders are granted overlapping frequencies, our business could be adversely affected. Depending on the growth of our business in our other license areas, the failure to obtain renewal or extension of any other frequency allocations could also adversely affect our business.

The frequency allocations for our GSM networks are limited in comparison to the frequencies allocated to wireless service providers in other countries. The less frequency that is allocated to a wireless service provider, the fewer number of subscribers a network can handle. Our limited frequency allocations could cause us to incur significant additional costs in building out our networks, interfere with our ability to provide wireless services and limit our growth, all of which might harm our business.

Failure to obtain all permits required to use frequencies or operate telecommunications equipment could result in a disruption of our business.

The laws of Russia and the CIS prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. Due to a reorganization of the Russian Ministry of Information Technologies and Communications in 2004, the Federal Communications Agency temporarily stopped allocating the required permissions to use frequencies or operate telecommunications equipment. Although allocations have resumed, there is a significant backlog of requests for frequency allocations and other permissions. Accordingly, we have not been able to obtain all of the necessary permits for our operations in a timely manner. In general, it is frequently not possible for us to procure all of the permissions for each of our base stations or other aspects of our network before we put the base stations into commercial or trial operation or to amend or maintain all of the permissions when we make changes to the location or technical specifications of our base stations. At times, there can be a significant number of base stations or other communications facilities and other aspects of our networks for which we do not have final permission to operate and there can be delays of several months until we obtain the final permissions for particular base stations or other communications facilities and other aspects of our networks. In addition, we are engaged in a number of disputes with local environmental authorities who are requesting that our Company receive ecological surveys in connection with our practice of locating base stations on the roofs of residential apartment buildings. At least one court has ruled that we must provide appropriate materials to the relevant agency to conduct this survey, which we have done. Although we do not anticipate that we will be required to remove our base stations from residential buildings and relocate them elsewhere, our business and results of operation could be adversely affected if we are required to relocate a large number of our base stations in Russia. Up to 80.0% of our base stations are currently located on the roofs of residential apartment buildings.

We also regularly receive notices from the Russian government warning us that we are not in compliance with aspects of our permits and requiring us to cure the violations within a certain time period. Any failure by our Company to cure such violations could result in the applicable wireless license being suspended or revoked. Although we generally take all necessary steps to comply with any license violations within the stated time periods, we cannot assure you that our licenses will not be suspended or revoked in the future. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business and results of operations.

It may be more difficult for us to attract new subscribers in the regions of Russia and in the CIS than it is for our competitors that established a local presence prior to the time that our Company did.

We do not possess a “first mover advantage” in most of the regions of Russia and the CIS. In many cases, we have been the second, third, or fourth wireless operator to enter a particular market. For example, both MTS and MegaFon had operations in the Northwest region of Russia, which includes St. Petersburg, before we did. We do not currently hold a GSM super-regional license for the Far East super-region of Russia. As a result of our acquisition of DalTelecom and STM, we now hold GSM-1800 and D-AMPS licenses in four of the 15 regions within the Far East super-region of Russia: Amur Region, Kamchatka Region, Khabarovsk Krai and Sakhalin region. In addition, in November 2005, we acquired the fourth largest mobile operator in Ukraine with an estimated 0.9% market share as of December 31, 2005. Since March 2003, MTS has owned UMC, the second largest operator in the Ukraine with an estimated 43.9% market share as of December 31, 2005. MTS also reportedly has operations in Belarus, Uzbekistan, Turkmenistan and Kyrgyzstan and MegaFon has operations in Tajikistan.

As a result, it may be more difficult for our Company to attract new subscribers in the regions of Russia and/or the CIS than it is for our competitors (including MTS and MegaFon and their respective affiliates) that entered markets and established a local presence in some cases years before we did. The wireless markets in the CIS are significant to our Company, MTS and MegaFon as the rate of subscriber growth in Moscow and the regions of Russia has significantly slowed as a result of oversaturation in the Moscow wireless market and high penetration rates in the regions of Russia. If we are not successful in penetrating markets in the CIS, our business may be adversely affected.

We face competition from an increasing number of technologies and may face greater competition as a result of the issuance of new wireless licenses.

The issuance of additional telecommunications licenses for existing wireless standards or the implementation of new wireless technology in any of the license areas in which we operate could greatly increase competition and threaten our business. In addition, competitors that are able to operate networks that are more cost effective than ours may have competitive advantages over us, which could cause our business to suffer. We may also face competition from other communications technologies. Providers of traditional wireline telephone services may compete with us as their services improve. Additionally, IP protocol telephony may provide competition for us in the future. The increased availability or marketing of these technologies could reduce our subscribers and adversely affect our business.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, adversely affect our business.

The wireless telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The rapid technological advances in the wireless telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license. For example, 3G wireless standards, such as the Universal Mobile Telecommunications Services, or UMTS, standard, are significantly superior to existing second generation standards, such as GSM. To date, no allocation procedures have been announced in Russia and no 3G licenses have been issued by the Russian Government. The Russian Ministry of Information Technologies and Communications has stated that it expects to announce the procedures for allocating 3G licenses and to issue these licenses in 2006; however, such decisions have been delayed in the past.

Accordingly, our future success will depend, in part, on the adoption of a favorable policy and regulation of 3G standards and our ability to be awarded a 3G license in the first round of 3G licenses issued by the Russian Government. Our success will also depend on our ability to:

•	effectively integrate new and leading technologies;

•	continue to develop our technical expertise;

•	influence emerging industry standards; and

•	respond to other technological changes.

We may not be able to meet all of these challenges in a timely and cost-effective manner. The press has reported that 3G licenses may be issued through auctions rather than through tenders, and we believe that auctions generally create a higher price than tenders for licenses. In addition, we may not be able to acquire licenses for 3G wireless standards, which we may deem necessary to compete, we may not be able to acquire such licenses on reasonable terms and we may not be able to develop a strategy compatible with this or any other new technology. In 2003, we applied for permits to use radio frequencies in order to expand our UMTS test network in Moscow, but we have not received a response to date. Our business may be adversely affected if we do not acquire licenses for 3G wireless standards, if we do not acquire 3G wireless licenses on commercially favorable terms or if we experience delays in building and developing our 3G network.

Our strategic partnerships and relationships to develop our GSM operations in both Russia and the CIS are accompanied by inherent business risks.

We may enter into strategic partnerships and joint ventures with other companies to develop other aspects of our business, including our GSM operations in the regions of Russia and the CIS. Emerging market strategic partnerships and joint ventures are often accompanied by risks, including:

•	the possibility that a strategic or joint venture partner or partners will default in connection with a capital contribution or other obligation, thereby forcing us to fulfill the obligation;

•	the possibility that a strategic or joint venture partner will hinder development by blocking capital increases if that partner runs out of money or loses interest in pursuing the partnership or joint projects;

•	diversion of resources and management time;

•	potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity; and

•	the difficulty of maintaining uniform standards, controls, procedures and policies.

We may encounter difficulties in expanding and operating our networks.

Increasing the capacity of our networks and the further expansion and integration of the geographic coverage of our networks in Russia and the CIS are important components of our plan to increase our subscriber base. We may encounter difficulties in building our networks or face other factors beyond our control that could affect the quality of services, increase the cost of construction or operation of our networks or delay the introduction of services. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have an adverse effect on our business. We may encounter difficulties with respect to:

•	obtaining in a timely manner and maintaining licenses, frequency allocations, other governmental permissions and numbering capacity sufficient to provide services to our subscribers;

•	obtaining sufficient interconnect arrangements, including federal telephone numbers for our subscribers and international access;

•	delivering services that are technically and economically feasible;

•	financing increases in network construction and development costs, including in the regions;

•	providing service coverage to a large geographic area;

•	obtaining compliance certificates for our telecommunications equipment in a timely and cost-efficient manner;

•	marketing our services in a large geographic area to a new potential subscriber base with lower average income;

•	meeting demands of local special interest groups;

•	entering into favorable dealer arrangements to market and sell our wireless services; and

•	obtaining adequate and/or timely supplies of equipment and handsets.

We have experienced substantial growth and development in a relatively short period of time.

We have experienced substantial growth and development in a relatively short period of time. Management of this growth has required significant managerial and operational resources and is likely to continue to do so. Management of growth will require, among other things:

•	stringent control of network build-out and other costs;

•	continued development of financial and management controls and information technology systems and their implementation in newly acquired businesses;

•	implementation of adequate internal controls and disclosure controls and procedures;

•	increased marketing activities;

•	the need to provide additional service centers;

•	hiring and training of new personnel;

•	coordination among our logistical, technical, accounting, finance, marketing and sales personnel; and

•	the ability to integrate new acquisitions into our operations.

Our failure to successfully manage our growth needs could have a material adverse effect on our business, operating performance and financial condition.

We cannot assure you that a market for our future services will develop or that we can satisfy subscriber expectations, which could result in a significant loss of our subscriber base.

We currently offer our subscribers a number of value added services, including voice mail, short messaging service, or SMS, call forwarding, wireless Internet access and data transmission services. Despite investing significant resources in marketing, we may not be successful in creating or competing in a market for these value added services. In particular, we cannot assure you that we can:

•	enhance our current services;

•	develop new services that meet changing subscriber needs;

•	generate significant demand for our new services through successful advertising and marketing initiatives;

•	satisfy subscriber expectations with respect to value added services;

•	compete against lower service rates charged by our competitors;

•	provide our new services in a profitable manner; and

•	continue to offer value added services in the event of adverse changes in economic conditions.

If we fail to obtain widespread commercial and public acceptance of our new services, our visibility in the telecommunications markets in Russia and the CIS could be jeopardized, which could result in a significant loss of our subscriber base. We cannot assure you that subscribers will continue to utilize the services we offer.

If the frequencies and other permissions previously held by KB Impuls and the licenses, frequencies and permissions currently held by the Merging Companies are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.

On May 31, 2005, we completed the merger of KB Impuls into VimpelCom. In accordance with the New Law, VimpelCom promptly filed applications with the Service for the re-issuance of KB Impuls’s licenses to VimpelCom and to the Federal Communications Agency for the re-issuance of frequencies and permissions. Although KB Impuls’s licenses were successfully re-issued to our Company, the frequencies and other permissions related to such licenses have not yet been re-issued.

In addition, if the joint extraordinary shareholders meetings of VimpelCom and the Merging Companies to be held on April 24, 2006, approves the mergers of the Merging Companies into VimpelCom, our Company will file applications with the relevant authorities to re-issue the licenses, frequencies and permissions currently held by the Merging Companies to VimpelCom.

There can be no assurance that the licenses of the Merging Companies will be re-issued to us in a timely manner or on the same terms and conditions as the existing licenses or at all, or that VimpelCom’s right to continue to provide service to subscribers in the Merging Companies’ licensed areas prior to the re-issuance of the licenses will not be challenged or revoked or that others will not assert that the Merging Companies’ licenses have ceased to be effective. There is also a risk that not all of the related frequencies and permissions held by the Merging Companies or those previously held by KB Impuls will be re-issued to VimpelCom on the same terms as the existing frequencies and permissions or at all. If any of these situations occur, they could have a material adverse effect on our business and results of operations, including causing VimpelCom to cease providing wireless services in the Russian regions outside of the Moscow license area for which the Merging Companies are holding licenses and in the Moscow license area for which KB Impuls previously held licenses or not to be able to provide all of the same services currently provided under these licenses or on the same terms and conditions and/or resulting in an event of default under the majority of our outstanding indebtedness, including the New Loan.

As we switch to Russian ruble denominated tariffs, our business and results of operations may be adversely affected.

Although currently our tariffs are linked to the U.S. dollar, we have recently decided to introduce Russian ruble denominated tariffs in select regions of Russia and have started Russian ruble tariff pilot programs in those regions. At least initially, we intend to offer the Russian ruble denominated tariffs in addition to our existing U.S. dollar linked tariffs. The introduction of the ruble denominated tariffs will continue throughout 2007. If we decide to introduce Russian ruble denominated tariffs throughout Russia, we may decide to gradually phase out our U.S. dollar linked tariffs. This switch would require us to expend substantial amounts in updating our billing system. In addition, migrating our Russian subscribers to Russian ruble denominated tariffs could lead to decreased quality of services and a loss of revenue during the migration period. These changes may also require us to change the functional currency of our accounting systems from the U.S. dollar to the Russian ruble, which could expose us to higher foreign exchange loss risks related to a devaluation of the Russian ruble against the U.S. dollar. Unless properly hedged, these risks could have an adverse effect on our business and results of operations.

Our business could be adversely affected if we fail to implement the necessary operating systems to support our growth.

Our ability to manage our business successfully is contingent upon our ability to implement sufficient operational resources and systems to support our rapid growth. We may face risks in rolling out systems in the regions or integrating new technologies into existing systems. For example, if our billing system develops unexpected limitations or problems, subscriber bills may not be generated promptly and correctly. This could adversely impact our business since we would not be able to collect promptly on subscriber balances. In addition, our current management information system is significantly less developed in certain respects than those of wireless service providers in more developed markets and may not provide our management with as much or as accurate information as in those more developed markets. Failure to obtain the necessary operating systems to support our growth could have a materially adverse effect on our business.

We could experience subscriber database piracy, which may adversely affect our reputation, lead to subscriber lawsuits, loss of subscribers or hinder our ability to gain new subscribers and thereby adversely affect our business.

We may be exposed to database piracy which could result in the unauthorized dissemination of information about our subscribers, including their names, addresses, home phone numbers, passport details and individual tax numbers. In

2003, certain subscriber databases of MTS, MegaFon and other operators were stolen, copied and made available for sale. The breach of security of our database and illegal sale of our subscribers’ personal information could adversely impact our reputation, prompt lawsuits against us by individual and corporate subscribers, lead to a loss in subscribers and hinder our ability to attract new subscribers. Each of these factors, individually or in the aggregate, could negatively impact our revenues and results of operations.

We could lose network and telecommunications equipment if there is an event of default under agreements related to our secured debt.

Our bank financing agreements with Sberbank and Bank TuranAlem are secured by pledges over certain network, telecommunications and office equipment and securities and our equipment financings are also secured by telecommunications equipment. If a default, including a cross default, occurs under any of these agreements, our counterparties may foreclose on, among other things, the pledged network or telecommunications equipment. If we lose network or telecommunications equipment following such an event of default, our business could be materially adversely affected.

We are subject to anti-monopoly regulation in Russia and the CIS, which could restrict our business.

Anti-monopoly regulators in Russia and the CIS have oversight over consumer affairs and advertising and may initiate an investigation on their own initiative or upon the request of a consumer or other body. We have received notices from the Russian anti-monopoly regulator alleging violations of consumer rights and advertising regulations in the past and are currently in the process of resolving certain issues raised by the Russian regulator regarding, for instance, our advertising of certain promotions. Regulatory measures taken in response to violations may include the requirement to discontinue certain advertisements, or the imposition of fines, tariffs or restrictions on acquisitions or on other activities, such as contractual obligations.

Anti-monopoly regulators in Russia and the CIS are also authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. Because the law does not always clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. We cannot exclude the possibility, however, that our current subscriber market share in the Moscow license area or certain regions could trigger close scrutiny by the anti-monopoly regulator of the pricing and other terms of our services. We could be subject to anti-monopoly regulation in the future, which could adversely affect our business and our growth strategy.

The concepts of “affiliated persons” and “group of persons” that are fundamental to the antimonopoly laws and to the laws on joint stock companies in Russia and, with the exception of the Ukraine, the CIS are not clearly defined and are subject to many different interpretations. Consequently, antimonopoly regulators or other competent authorities may challenge the positions we or certain of our officers, directors, or shareholders have taken in this respect despite our best efforts at compliance. Any successful challenge by an anti-monopoly regulator or other competent authority may expose us or certain of our officers, directors, or shareholders to fines or penalties and may result in the invalidation of certain agreements or arrangements. This may adversely affect the manner in which we manage and operate certain aspects of our business.

Our business could be adversely affected if our equipment supply arrangements are terminated or interrupted.

The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, base stations and other equipment on a timely basis. We currently purchase our GSM equipment from a small number of suppliers, principally Alcatel and Ericsson, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays receiving equipment. Our business could be adversely affected if we are unable to obtain adequate supplies or equipment from our suppliers in a timely manner and on reasonable terms.

Our equipment and systems may be subject to disruption and failure, which could cause us to lose subscribers and violate our licenses.

Our business depends on providing subscribers with reliability, capacity and security. As mobile phones increase in technological capacity, they may become increasingly subject to computer viruses and other disruptions. These viruses can replicate and distribute themselves throughout a network system. This slows the network through the unusually high volume of messages sent across the network and affects data stored in individual handsets. Although, to date, most computer viruses have targeted computer networks, mobile phone networks are also at risk. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data in individual handsets of our subscribers or that a virus will not overload our network, causing significant harm to our operations. In addition to computer viruses, the services we provide may be subject to disruptions resulting from numerous factors, including:

•	human error;

•	physical or electronic security breaches;

•	power loss;

•	hardware and software defects;

•	capacity limitations;

•	fire, earthquake, flood and other natural disasters; and

•	sabotage, acts of terrorism and vandalism.

Problems with our switches, controllers, fiber optic network, or at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. In recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

Allegations of health risks related to the use of wireless telephones could have an adverse effect on us.

There have been allegations that the use of certain portable wireless telecommunications devices may cause serious health risks. The Cellular Telecommunications Industry Association in the United States has researched these potential health risks and publicly announced its belief that no risk exists. Nonetheless, the actual or perceived health risks of wireless telecommunications devices could diminish subscriber growth, reduce network usage per subscriber, spark product liability lawsuits, or limit available financing. Each of these possibilities has the potential to cause adverse consequences for us and for the entire wireless telecommunications industry.

No standard definition of a subscriber exists in the mobile telecommunications industry; therefore, comparisons between subscriber data of different companies may be difficult to draw. Other calculations, including those for minutes of usage, also vary within the mobile telecommunications industry.

Wireless operators with a large proportion of prepaid subscribers, such as our Company, typically determine subscriber figures by calculating the number of SIM cards in use. This could in some instances lead to double counting of subscribers and an inflated customer base. The methodology for calculating subscriber numbers varies substantially in the mobile telecommunications industry, including among the leading Russian mobile operators, resulting in variances in reported subscriber numbers from that which would result from the use of a single methodology. There may also be a discrepancy in subscriber numbers caused by a difference in the churn policies of wireless operators. For example according to AC&M Consulting, MegaFon terminates a prepaid subscriber’s account after 90 days of inactivity. MTS defines a subscriber as an individual or organization whose account shows chargeable activity during the previous 61 days (or 183 days in the case of their “Jeans” brand tariff) or whose account does not have a negative balance for longer than this period. Our current policy is to terminate a prepaid subscriber’s service 180 days after the subscriber’s service has been suspended. We suspend prepaid subscribers’ services in two cases: (1) their balance drops to US$0 or below, or (2) their account shows no chargeable activity for six months. Contract subscribers are terminated if they have not paid their bills for two months.

In May 2005, we announced the introduction of an “active subscriber” definition. We consider a subscriber “active” if the subscriber’s activity resulted in income to our Company during the most recent three months. Such activity includes all incoming and outgoing calls, all subscriber fee accruals, debits related to service, outgoing SMS and multimedia messaging service, or MMS, and data transmission and receipt sessions. Such activity does not include incoming SMS and MMS sent by our Company to the subscriber or abandoned calls. As of December 31, 2005, we had approximately 45.4 million total subscribers, of which 83.6% were considered “active” subscribers under our definition. However, some sources suggest that the number of “active” subscribers may be as high as 35.0% less than the total subscriber numbers reported by wireless operators.

Because different mobile telecommunications operators may use different methods of calculating subscriber figures, there is a risk that our Company may appear to be doing better than our competitors than would be the case if all operators used the same method of calculating subscriber figures. The methodology for calculating other performance indicators also vary among mobile telecommunications operators. For example, the methodology we use for calculating minutes of usage may differ from some other operators and, therefore, it may be difficult to draw comparisons of minutes of usage figures between different mobile cellular communications companies.

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our property rights will be adequate.

We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. Still, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties. While we have successfully enforced our property rights in courts in the past, we cannot assure you that we will be able to successfully protect our property rights in the future.

Risks Related to Our Operations in the CIS

Investors in emerging markets, such as Russia and the CIS, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Emerging economies are subject to rapid change and the information set out herein may become outdated relatively quickly. The economies of the CIS, like other emerging economies, are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and adversely affect their economies. These developments could severely limit our access to capital and could adversely affect the purchasing power of our subscribers and, consequently, our business. Investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors.

We face a number of economic, political, social and regulatory risks relating to conducting business in the CIS.

Although most of our risk factors relate to the risks associated with conducting business in Russia, where a majority of our assets and operations are located, similar risks in each instance also apply to the conduct of our business and operations in Kazakhstan, Ukraine, Uzbekistan and Tajikistan. In some instances, the risks inherent in transacting business in these countries may be more acute than those in Russia.

Although our Company has experience operating in Russia and limited experience of operating in Kazakhstan, we have no prior experience of operating in Ukraine, Uzbekistan and Tajikistan and the economic, political, legal and regulatory risks present in these markets and in any other countries where we may acquire additional operations may not be similar to those we face in Russia and may increase our vulnerability to such risks. If any of these risks materialize, our business could be materially adversely affected.

The limited history of wireless telecommunications in the CIS and our limited operating history in the CIS create additional business risks, which could have an adverse affect on our business.

Wireless telecommunications are relatively new in the CIS, which have generally experienced slower economic growth over the past decade than Russia. As the wireless telecommunications industry develops in these areas, changes in market conditions could make the development of some of these license areas less or no longer commercially feasible. A reduction in our viable development opportunities could have an adverse effect on our business.

In addition, we have a limited operating history providing GSM services in the CIS other than Russia. Consequently, we are subject to the risks associated with entering into any new product line. Our failure to properly manage those risks, including the risks specified below, could have an adverse effect on our business:

•	unrealistic expectations about our operational ability and our ability to meet license and other regulatory requirements;

•	unrealistic expectations about our ability to obtain in a timely manner and maintain licenses, frequency allocations and other governmental permissions sufficient to provide services to our subscribers;

•	unexpected difficulties in executing our business plan;

•	inaccurate assumptions about market size, characteristics and conditions; and

•	delays in reacting to changing market conditions.

Risks Related to the Political Environment in Russia and the CIS

If reform policies in Russia and the CIS are reversed, our business could be harmed and it could restrict our ability to obtain financing.

Our business, in part, depends on the political and economic policies set by the governments of the countries where we operate. For example, under President Putin, the political and economic situation in Russia has been stable, which has allowed for continued economic growth. However, there is a growing sentiment in Russia against certain private enterprises that is being encouraged by a number of prominent Duma deputies, political analysts and members of the media. While President Putin has maintained stability and policies generally oriented towards the continuation of economic reforms, changes in government, major policy shifts, or a lack of consensus between various influential political groups could disrupt or reverse economic and regulatory reforms. In addition, reforms may be hindered if conflicts of interest are permitted to exist when officials are also engaged in private business, particularly when the business interests are in the industry which the officials regulate. Notwithstanding initiatives to combat corruption, Russia and the CIS, like many other markets, continue to experience corruption and conflicts of interests of officials, which add to the uncertainties we face, and may increase our costs. Any deterioration of the investment climate could restrict our ability to obtain financing in international capital markets in the future and our business could be harmed if governmental instability recurs or if reform policies are reversed.

Risks Related to the Economic Situation in Russia

Economic instability in Russia could adversely affect our business.

Since the end of communism in the early 1990s, Russia’s economy has been undergoing a rapid transformation from a one-party state with a centrally planned economy to a pluralist democracy with a market oriented economy. This transformation has been marked by periods of significant instability. In particular, in August 1998, the Russian Government decided to temporarily stop supporting the ruble, causing the currency to collapse, defaulted on much of its short-term domestic debt and imposed a ninety-day moratorium on foreign debt payments by Russian companies. The Russian Government subsequently entered into protracted negotiations with its creditors to reschedule the terms of its domestic and foreign debt. It is possible that Russia may default on its domestic or foreign debt in the future or take other actions that could adversely affect its financial stability. Operating in such an economic environment makes it more difficult for us to obtain and maintain credit facilities, access international or domestic capital markets and obtain other financing to satisfy our future capital needs.

The August 1998 financial crisis marked the beginning of an economic downturn that affected the entire Russian economy and resulted in Russia’s equity market being the worst-performing equity market in the world in 1998. There can be no assurance that recent positive trends in the Russian economy, such as the increase in the gross domestic product, a relatively stable ruble and a reduced rate of inflation, will continue or will not reverse abruptly. Moreover, the Russian economy has benefited from high oil prices and fluctuations in international oil prices could adversely affect Russia’s economy. Future downturns in the Russian economy are possible and could diminish demand for our services, our ability to retain existing subscribers and collect payments from them and could prevent us from executing our growth strategy. Future downturns in the Russian economy could also prevent us from obtaining financing needed to fund our expansion, which could cause our business to suffer.

Russia’s physical infrastructure is in very poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained in recent years. Particularly affected are the rail and road networks, power generation and transmission, communications systems and building stock. The federal government is actively considering plans to reorganize the nation’s rail, electricity and telephone systems, as well as the public utilities. Any such reorganization may result in increased charges and tariffs, potentially adding costs to our business, while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. The deterioration of Russia’s physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks as the Russian banking system remains underdeveloped.

Russia’s banking and other financial systems are not well developed or regulated and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent applications. There are currently a limited number of creditworthy Russian banks with which our Company can conduct banking transactions. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. We have received credit lines from Sberbank, which require us to maintain certain turnovers through accounts at Sberbank. We have tried to reduce our risk by receiving and holding funds in a number of Russian banks, including Sberbank, subsidiaries of foreign banks and Alfa Bank, an affiliate of one of our strategic shareholders, and a selected group of other Russian banks. We regularly review the allocation of our cash reserves among these different banks in light of their credit rating and other information that is available to us. However, our ability to reduce bank risk in this manner is limited due to the relatively small number of creditworthy banks operating in Russia. Rumors of bank failures, additional bank failures and any downgrade of Russian banks by credit rating agencies may result in a crisis throughout the Russian banking sector. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds, could adversely affect our business and our ability to complete banking transactions in Russia.

Fluctuations in the value of the Russian ruble against the U.S. dollar or the Euro could materially and adversely affect our financial condition and results of operations.

Most of our costs, expenditures and liabilities, are either denominated in, or are closely linked to, foreign currencies, primarily the U.S. dollar and the Euro, including capital expenditures, borrowings, interconnection fees and salaries. As a result, devaluation of the Russian ruble against such foreign currencies, in particular the U.S. dollar, can adversely affect us by increasing our costs in ruble terms. Although we link our tariffs, which are payable in Russian rubles, to the U.S. dollar, the effectiveness of this hedge is limited because we cannot always increase our tariffs in line with ruble devaluation due to competitive pressures, leading to a loss of revenues in U.S. dollar terms. Furthermore, we are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles, and there may be limits on our ability to convert these Russian rubles into foreign currency. We have had difficulty buying U.S. dollars in Russia in the past, and we cannot be certain that a market for converting Russian rubles into foreign currency will continue to exist in the future. To the extent permitted by Russian law, we hold part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of ruble devaluation. If the U.S. dollar value of the Russian ruble declines, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. The devaluation of the Russian ruble could also result in losses in the value of Russian ruble denominated assets, such as Russian rubles held in local bank accounts. An increase in the U.S. dollar value of the Russian ruble could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the U.S. dollar value of our Russian ruble denominated liabilities, such as our Russian ruble bonds. In turn, our net income could decrease. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar or the Euro could materially and adversely affect our financial condition and results of operations.

Sustained periods of high inflation may adversely affect our business.

Russia has experienced periods of high levels of inflation since the early 1990s. Inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. Notwithstanding recent reductions in the ruble inflation rate, which in 2005 was as low as 10.9% and in 2004 was as low as 11.7%, inflationary pressure on the Russian ruble remains significant. Although our tariffs are currently linked to the U.S. dollar, we have decided to switch to Russian ruble denominated tariffs in 2006. Despite the fact that inflation has remained stable in Russia during the past few years, our switch to Russian ruble denominated tariffs could adversely affect our operating results if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive. Please also see “—Risks Related to Our Business—As we switch to Russian ruble denominated tariffs, our business and results of operations may be adversely affected.”

Information that we have obtained from the Russian Government and other sources may be unreliable.

The official data published by the Russian Government is substantially less complete and less reliable than similar data in the United States and Western Europe. We cannot be certain that the information that we obtained from the Russian Government and other sources and included in this document is reliable. When reading this Form 6-K , you should keep in mind that the data and statistics relating to Russia that we have included could be incomplete or erroneous. In addition, because there are no current and reliable official data regarding the Russian wireless telecommunications market, including our competitors, we have relied, without independent verification, on certain publicly available information. This includes press releases and filings under the U.S. securities laws, as well as information from various private publications, some or all of which could be based on estimates or unreliable sources.

Risks Related to the Social Environment in Russia and the CIS

Social instability in Russia and the CIS could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in Russia and the CIS, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in the telecommunications industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. We do not anticipate the nationalization or expropriation of our assets because neither we nor any of our subsidiaries were created as a result of privatization of any state enterprise. However, there is not a great deal of experience in enforcing legislation enacted to protect private property against nationalization and expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the Russian, Ukrainian, Kazakh, Tajik or Uzbek Governments decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. For example, Russian military and paramilitary forces have been engaged in Chechnya in the recent past and continue to maintain a presence there. In addition, groups allegedly associated with the Chechen opposition and international terrorist organizations have committed various acts of terrorism in population centers in Russia, including Moscow, resulting in significant loss of life, injury and damage to property, including the equipment of cellular operators in publicly accessible areas. On April 16, 2006, a base station of one of our competitors was blown up in the Ingushetia Republic of Russia. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout the Russian Federation. These events could materially and adversely affect the investment environment in Russia and the CIS.

Risks Related to the Legal and Regulatory Environment in Russia and the CIS

We operate in an uncertain regulatory environment, which could cause our operations to become more complicated, burdensome and expensive and at times results in our operating without all of the required permissions.

Although the New Law regarding license renewals in Russia has been clarified, the licensing procedures (including the re-issuance of licenses, frequencies and other permissions in connection with mergers) appear to differ from the procedures under prior law and do not always clearly state the procedures to be followed to obtain new licenses, frequencies, numbering capacity or other permissions needed to operate our business, and do not clearly specify the consequences for violations of the foregoing.

As a result of the uncertainty in the regulatory environment we have experienced and could experience in the future:

•	difficulties having frequencies and permissions re-issued or new frequencies and permissions issued, in connection with the mergers of our subsidiaries into VimpelCom;

•	restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for changing our frequency plans and importing and certifying our equipment;

•	difficulty in complying with applicable legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	significant additional costs;

•	delays in implementing our operating or business plans; and

•	increased competition.

The New Law imposes new levies and fees on telecommunications operators, in addition to fees previously imposed by the former Ministry of Communications, that may have a material adverse effect on our financial condition.

The New Law adversely affects the activities of our Company and all other telecommunications operators in Russia by imposing additional financial burdens on them. Charges for interconnection with Svyazinvest’s network are likely to increase in order to provide additional funds for the development and modernization of the Svyazinvest network. Since the tariffs for interconnection and transfer of traffic have not yet been adopted, at present it is difficult to assess the actual volume of this additional financial burden. Effective on or around July 1, 2005, all telecommunications operators are also required to make compulsory payments to a “universal services fund” in the amount of 1.2% of each operator’s revenues (excluding revenues from traffic transmissions). Amounts paid as value added tax are also excluded from the calculation of revenues. On February 28, 2006, the Constitutional Court of the Russian Federation ruled that the provisions of the New Law related to the procedure for payments to a “universal services fund” were not in compliance with the Constitution of the Russian Federation and instructed the Federal Assembly to amend the relevant provisions of the New Law before January 1, 2007. If the relevant provisions are not amended by January 1, 2007, they will be deemed invalid and will not apply after this date. Currently, the provisions are still applicable and all operators are required to make the relevant payments. The fees are payable quarterly and may not be passed on to subscribers in the form of a new “tax.” The fund was formed in order to compensate operators for losses from offering universal services in distant regions of Russia. Additionally, the New Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, the new payment requirement may have a materially adverse affect on the financial condition of operators. In addition to these new levies, the Russian telecommunications regulators may impose additional levies on cellular operators from time to time.

Unlawful or arbitrary action by the regulatory authorities may have an adverse affect on our business.

Governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Governmental actions have included unscheduled inspections by regulators, suspension, or withdrawal of licenses and permissions, unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share-issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions. Authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or possibly terminate contracts.

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which might adversely affect our business.

We cannot assure you that regulators, judicial authorities, or third parties will not challenge our compliance with applicable laws, decrees and regulations. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. Until recently, we have been able to cure many, but not all, violations found by the regulators within the applicable grace period and/or pay fines. However, we cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices, or that the regulatory authorities will be satisfied by the remedial actions we have taken or will take.

In 2005, we received over 100 notices from Gossvyaznadzor in connection with our operations under our super-regional GSM licenses. We have received notices with respect to violations of most of our super-regional GSM licenses. We have taken measures that we believe evidence compliance with the requirements of a majority of these notices and are in the process of complying with the remaining notices. We have not complied within the cure periods specified in a number of these notices, primarily due to delays in the issuances of frequency permits, permissions for the installation of base stations and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network). These delays are largely due to the fact that the regulatory bodies were delayed in adopting regulations setting forth the procedure for the issuance of such permits and permissions under the New Law as a result of a reorganization of the Ministry of Telecommunications in 2004 and other bureaucratic obstacles. Accordingly, the issuance of permits and permissions to our Company has been delayed and at any given time, a significant percentage of our base stations and equipment may not have all permissions required. With respect to a portion of the cure periods which we have not met, Gossvyaznadzor orally extended the time period for compliance recognizing the cause of the delay, but we have not obtained confirmations of such extensions in writing. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In 2005, in order to comply with notices from Gossvyaznadzor, we switched off a number of base stations that were operating without the necessary permissions. If we are ordered to switch off additional base stations, the quality of service of our networks in those areas may deteriorate. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that the Service will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by Gossvyaznadzor, its successor entity, or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of our licenses, frequency allocations, authorizations, registrations, or other permissions, any of which could increase our estimated costs and adversely affect our business.

It may be difficult and expensive for us to comply with applicable requirements of local authorities.

Local authorities may impose additional requirements to service public safety announcements in the event of an emergency by posting SMS messages to all subscribers. For example, the Moscow city authorities reportedly are currently reviewing whether to implement such requirements, which would require us to invest in additional equipment to meet capacity demands in order to satisfy such requirements. It may be difficult and expensive for us to comply with any such new requirements.

Developing legal systems of the countries in which we operate create a number of uncertainties for our business.

Many aspects of the legal systems in Russia and the CIS create uncertainties with respect to many of the legal and business decisions that we make, many of which do not exist in countries with more developed legal systems. The uncertainties we face include, among others:

•	changes in laws that make it more difficult for us to conduct our business or prevent us from completing certain transactions;

•	substantial gaps in the regulatory structure created by the delay or absence of implementing regulations for certain legislation;

•	inconsistencies among laws, presidential decrees and ministerial orders and among local, regional and federal legislation and regulations;

•	the lack of judicial and administrative guidance on interpreting applicable rules and the limited precedential value of judicial decisions;

•	an understaffed, underfunded judiciary with limited experience in interpreting and applying market oriented legislation whose independence may be subject to economic, political and nationalistic influences;

•	decrees, resolutions, regulations and decisions adopted without clear constitutional or legislative basis by governmental authorities and agencies with a high degree of discretion;

•	whether it is possible to “cure” technical breaches of law or regulation or whether there is always a risk that a regulator or a third party may continue to have a cause of action notwithstanding any attempt to “cure” breaches;

•	federal or regional legislation and regulations may be applied retroactively; and

•	weak enforcement procedures for court judgments.

The nature of much of the legislation in Russia and the CIS, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal system in Russia and the CIS in ways that may not always coincide with market developments place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others.

Lack of independence and experience of the judiciary, difficulty of enforcing court decisions and the unpredictable acknowledgement and enforcement of foreign court judgments or arbitral awards in Russia and the CIS and governmental discretion in enforcing claims give rise to significant uncertainties.

The independence of the judicial system and its immunity from political, economic and nationalistic influences in Russia and the CIS remains largely untested. Judicial precedents generally have no binding effect on subsequent decisions. Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems can be slow. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions in Russia and the CIS difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

In addition, none of the countries where we operate, including Russia, are parties to any multilateral or bilateral treaties with most Western jurisdictions, including the United Kingdom, for the mutual enforcement of court judgments. Consequently, should a judgment be obtained from a court in any of such jurisdictions, it is highly unlikely to be given direct effect in the courts of Russia and the CIS. However, Russia is party to a bilateral agreement for mutual assistance in civil cases with Ukraine. In addition, Russia (as successor to the Soviet Union), Ukraine and Kazakhstan are party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, which we refer to as the New York Convention. A foreign arbitral award obtained in a state that is party to the New York Convention should be recognized and enforced by a Russian court (subject to the qualifications provided for in the New York Convention and compliance with Russian civil procedure regulations and other procedures and requirements established by Russian legislation and non-violation of Russian public policy). There is also a risk that Russian procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced in

Russia. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian courts or other officials, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in the Russian Federation.

Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.

Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit tax, payroll-related taxes, property taxes and other taxes. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. In addition, we are subject to periodic tax inspections that may result in tax assessments and additional amounts owed by us for prior tax periods. Russia’s federal and local tax collection system increases the likelihood that Russia will impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period multiple times. In addition, on July 14, 2005 the Russian Constitutional Court issued a decision that allows the statute of limitations for tax liabilities to be extended beyond the three-year term set forth in the tax laws if a court determines that the tax payer has obstructed or hindered a tax inspection. Because none of the relevant terms are defined, the tax authorities may have broad discretion to argue that a taxpayer has “obstructed or hindered” an inspection and ultimately seek penalties beyond the three-year term. In addition to our substantial tax burden, these conditions complicate our tax planning and related business decisions. For example, some tax laws are unclear with respect to the deductibility of certain expenses and recoverability of VAT and, at times, we have taken positions that we consider to be in compliance with current law, but have been challenged by the Russian tax authorities. Uncertainty related to Russian tax laws exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. Moreover, court decisions in one jurisdiction of Russia may have little, if any, precedential effect in other jurisdictions, which could lead to multiple judgments against a company.

In addition, transfer pricing legislation became effective in Russia on January 1, 1999. Despite the fact that Russian transfer pricing rules are not yet aggressively applied on a consistent basis by the Russian tax authorities, the scope of these rules is very broad. To date, there has been no formal guidance (although some court practice is already available) as to how these rules will be applied. Nonetheless, Russian tax authorities have paid particular attention to transfer pricing rules in their recent audits of Russian companies. If the tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments or other similar claims, it could have a material adverse effect on our Company.

It is likely that Russian tax legislation will become more sophisticated in the future. The introduction of new tax provisions may affect the overall tax efficiency of our group and may result in significant additional taxes becoming payable. Although we will undertake to minimize such exposures with effective tax planning, we cannot assure you that additional tax exposure will not arise in the future. Additional tax exposure could cause our financial results to suffer. In addition, financial statements of Russian companies are not consolidated for tax purposes under Russian law. As a result, each entity in our group pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group, which may result in higher taxes for the group than if taxes were assessed on a consolidated basis. In addition, recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed.

Laws restricting foreign investment could adversely affect our business.

We could be adversely affected by the passage of new laws or regulations restricting foreign participation in, or increasing state control of, the telecommunications industry in Russia and the CIS. It has been reported that Russia’s parliament is considering legislation that would restrict foreign ownership of telecommunications providers, such as our Company, if necessary to protect the public order and national security. We cannot confidently predict whether legislation limiting foreign ownership will be implemented and if so, whether we would have to restructure or reduce our foreign investors’ ownership interests, as foreign investors currently own a majority of our outstanding shares of common stock (including shares of common stock evidenced by ADSs). We are uncertain how any required reduction or restructuring could or would be implemented and what effect it would have on our business. A restructuring or reduction of this nature could cause our business to suffer.

In Kazakhstan, a law “On Investments,” adopted in January 2003, consolidated past Kazakh legislation governing foreign investment. The law specifically limits investments to less than 49.0% by foreign legal entities or individuals in domestic and long distance operators who possess certain communications lines (including fiber optic and microwave links). While it guarantees the stability of existing contracts, new contracts are subject to amendments in domestic legislation, certain provisions of international treaties, and domestic laws dealing with “national and ecological security, health and ethics.”

The Russian currency control system could adversely affect our ability to make payments under our financial obligations.

Federal Law No. 173-FZ “On Currency Control and Regulation” dated December 10, 2003, which we refer to in this Form 6-K as the New Currency Law, introduced a new currency control regime that, for the most part, became effective June 18, 2004. According to this new regime, which appears to be more liberal than the previous one, only a limited number of requirements and restrictions can be imposed in respect of currency operations (such as, for instance, requirements relating to reserves and/or to effect certain operations through special accounts). The Central Bank has adopted certain regulations containing general provisions with regard to special accounts and reserve requirements and has adopted one implementing regulation establishing concrete reserve parameters for certain types of transactions falling within the competence of the Central Bank. The Russian Government has also adopted an implementing regulation under the New Currency Law that establishes a reserve parameter for certain types of transactions falling within its competence. Further, the Central Bank or the Russian Government may either broaden the scope of its existing implementing regulation or adopt additional regulations. For these reasons, it is not possible to predict the full effect that those regulations will have on our business or on the payments that we are required to make under our financial obligations. The New Currency Law and related regulations may result in uncertainties or disputes in interpretation and may be ultimately more restrictive than the previous currency law and regulations. As a result, there may be negative effects on our Company’s business and our ability to make payments under our financial obligations.

The developing securities laws and regulations of Russia and the CIS may limit our ability to attract future investment and could subject us to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia and the CIS than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are relatively new to Russia and the CIS and are unfamiliar to most companies and managers in Russia. In addition, Russian securities rules and regulations can change rapidly, which may adversely affect our ability to conduct securities-related transactions. For example, while some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian issuers in other areas impose requirements on Russian issuers not found in other markets and result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether certain regulations, decisions and letters issued by the various regulatory authorities apply to our Company. Moreover, some of our subsidiaries have from time to time not been in full compliance with securities law reporting requirements, violations of which can result in the imposition of fines or difficulties in registering subsequent share-issuances. We may be subject to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

Some transactions between us and interested parties or affiliated companies require the approval of disinterested directors or shareholders and our failure to obtain these approvals could adversely affect our ability to expand our networks and could have a material adverse effect on our business.

We are required by Russian law and our charter to obtain the approval of disinterested directors or shareholders for transactions with “interested parties.” From time to time, we and our subsidiaries engage in various transactions, including reorganizations, that may require special approvals under Russian law, and our subsidiaries engage in numerous transactions which may require “interested party” transaction approvals in accordance with Russian law. In addition, the concept of “interested parties” is defined with reference to the concepts of “affiliated persons,” “beneficiaries” and “group of persons” under Russian law, which are subject to many different interpretations. Moreover, the provisions of Russian law defining which transactions must be approved as “interested party” transactions are subject to different interpretations. Although we have generally taken a reasonably conservative approach in applying these concepts, we cannot be certain that our application of these concepts will not be subject to challenge. Any such challenge could result in the invalidation of transactions that are important to our business. The failure to obtain necessary approvals could have a material adverse effect on our business.

Russian law may expose us to liability for actions taken by our subsidiaries or joint venture entities.

Under Russian law, we may be jointly and severally liable for any obligations of a subsidiary or joint venture entity under a transaction if:

•	we have the ability to issue mandatory instructions to the subsidiary or joint venture entity and that ability is provided for by the charter of the subsidiary or joint venture entity or in a contract between us and them; and

•	the subsidiary or joint venture entity concluded the transaction pursuant to our mandatory instructions.

In addition, we may have secondary liability for any obligations of a subsidiary or joint venture entity if:

•	the subsidiary or joint venture entity becomes insolvent or bankrupt due to our actions or our failure to act; and

•	we have the ability to make decisions for the subsidiary or joint venture entity as a result of our ownership interest, the terms of a contract between us and them, or in any other way, and we knew that the action taken pursuant to our instructions or the failure to act would result in such insolvency.

In either of these circumstances, the shareholders of the subsidiary or joint venture entity may seek compensation from us for the losses sustained by the subsidiary or a joint venture entity. This type of liability could result in significant obligations and adversely affect our business.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Under Russian law, our shareholders, including holders of our ADSs, who vote against or do not participate in the voting on some decisions have the right to sell their shares to us at market value. Our obligation to purchase shares in these circumstances, which is limited to 10.0% of our net assets calculated at the time the decision is taken according to Russian accounting standards, could have an adverse effect on our cash flow and our ability to service our indebtedness. The decisions that trigger this right to sell shares include:

•	a reorganization;

•	the approval by shareholders of a “major transaction,” the value of which comprises a certain percentage of our assets, calculated in accordance with Russian accounting standards, in the event that our board of directors was unable to reach a unanimous decision to approve the transaction and regardless of whether the transaction is actually consummated; and

•	the amendment of our charter in a manner that limits shareholder rights.

Russia’s Law on Joint Stock Companies provides that shareholders, including holders of our ADSs, who vote against or abstain from voting on a decision to place shares of our stock or convertible securities through a closed subscription (or private placement) have a preemptive right to acquire additional shares or convertible securities at the same price pro rata to the number of shares they own. This requirement may lead to further delays in completing equity and convertible offerings and may lead to uncertainty with respect to sales of newly-issued shares to strategic investors or in connection with transaction.

Recent amendments to the Law on Joint Stock Companies impose certain rights and obligations in connection with acquisitions of major stakes in open joint stock companies. Following the implementation of these amendments in July 2006, an investor crossing the 30.0%, 50.0% or 75.0% voting share ownership thresholds in an open joint stock company is required to make an offer to purchase all outstanding shares of the Company. The amendments also establish certain rights when a shareholder crosses the 95.0% voting share ownership threshold. A person/legal entity that acquires more than 95.0% of a company’s voting shares is obliged either to (a) notify other shareholders of their right to tender their securities to such a person/legal entity, or (b) exercise the right to purchase all outstanding shares and securities convertible into shares.

In addition, the amendments provide that any shareholder, as well as the Company, can file a claim against a member of the board of directors, a member of the collective management body or the general director for compensation for losses incurred by the Company or such shareholder as a result of a breach of duties by such person.

The operation of the amendments may lead to uncertainty with respect to, and increase the cost of, investments and transactions involving share transfers and may increase the costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Form 6-K. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of numerous factors, including the risks discussed in the section of this Form 6-K entitled “Risk Factors” and elsewhere in this Form 6-K .

Overview

We are a leading provider of wireless telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. We operate our telecommunications services in Russia and Kazakhstan under the “Beeline” brand name. “Beeline” is one of the most recognized brand names in Russia. We also continue to provide wireless telecommunications services in Kazakhstan under the “K-mobile and “EXCESS” brand names. As of December 31, 2005, we had a total subscriber base of 45.4 million (including 43.1 million subscribers in Russia, 2.1 million in Kazakhstan, 256,800 in Ukraine and 26,500 in Tajikistan). Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 34.3%, as of December 31, 2005, compared to 34.6%, as of December 31, 2004. According to our estimates, as of December 31, 2005, we had a market share of 37.2% in Kazakhstan, 0.9% in Ukraine and 9.6% in Tajikistan.

In January and February 2006, we acquired a 100.0% interest in Buztel, the fourth largest GSM operator in Uzbekistan, and a 100.0% interest in Unitel, the second largest cellular operator in Uzbekistan. It is our current intention to merge Buztel into Unitel. As of the date of its acquisition, Unitel served approximately 364,000 subscribers, representing, according to our estimates, a 31.0% market share in Uzbekistan. Recognizing the benefits of local expertise when entering a new country, we are currently in discussions with an Uzbek partner to become a minority shareholder in the planned combined company.

Reportable Segments

Due to our recent acquisitions of wireless telecommunications companies in the CIS and the reorganization of our Company through the statutory mergers of KB Impuls and VimpelCom-Region into VimpelCom, we have determined that, beginning with the fiscal year ended December 31, 2005, our Company should no longer report the Moscow license area and the regions of Russia outside the Moscow license area as two separate segments. Our new reportable segments are: (1) Russia, which includes the operating results of VimpelCom and all of our subsidiaries operating in Russia; (2) Kazakhstan, which includes the operating results of our subsidiary, KaR-Tel; (3) Ukraine, which includes the operating results of our subsidiary, URS; and (4) Tajikistan, which includes the operating results of our subsidiary, Tacom. In addition, beginning with the fiscal quarter ended March 31, 2006, Uzbekistan will be reported as a separate segment and will include the operating results of our subsidiaries, Buztel and Unitel. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in Russia compared to the CIS, which require different investment and marketing strategies. Though historically the Moscow license area has been a more developed market for our Company’s services compared to the regions of Russia outside of the Moscow license area, we no longer believe this is the case. Accordingly, we are consolidating these segments into one reportable segment encompassing the entire territory of Russia.

Please note that our selected financial data, consolidated financial statements and related notes included elsewhere in this Form 6-K and the following discussion and analysis include only four months of operating results for Kazakhstan for the fiscal year ended December 31, 2004.

Trends in Operating Results

We have experienced significant growth in both our operating revenues and operating income in recent years. We have increased our operating revenues and operating income primarily by increasing our subscriber base. Our subscriber base increased to 45.4 million, as of December 31, 2005, from 26.6 million, as of December 31, 2004.

Subscriber growth during 2004 and 2005 was primarily attributable to organic growth rather than through acquisitions. Approximately 0.4% and 3.9% of our operating revenues in each of the years ended December 31, 2005 and 2004, respectively, was generated by subsidiaries acquired in each such year, with the remaining increase generated through organic growth and greenfield roll-outs. In 2004 and 2005, we gained approximately 967,700 and 362,500 subscribers, respectively, as a result of our acquisitions of controlling interests in other wireless telecommunications companies (measured as of the date of acquisition). On July 13, 2005, we gained approximately 96,000 subscribers by acquiring 84.4% of the outstanding shares of STM, a local GSM operator in Sakhalin. On November 10, 2005, we gained 240,000 subscribers when we acquired a 100.0% interest in URS, a cellular operator in Ukraine. On December 29, 2005, we gained approximately 26,500 subscribers when we acquired a 60.0% interest in Tacom, a cellular operator in Tajikistan. For more information on these and other acquisitions, see “—Mergers and Recently Completed Acquisitions” below.

In 2005, the growth in our operating revenues and operating income came predominantly from Russia, which represented 94.5% of our total consolidated operating revenue and 99.5% of our total consolidated operating income. The Russian cellular market, however, is approaching saturation and as such, we no longer expect to see large increases in our subscriber base. In fact, it is possible that in the near term, our subscriber figures may decrease. Nonetheless, we believe that there continue to be opportunities for growth, particularly in the regions of Russia and the CIS. As subscriber and cellular traffic increase in these areas, we generally expect to report higher revenue and operating income as a result of economies of scale and the implementation of a unified business model. We also expect to increase revenues from non-voice wireless services, such as messaging, mobile internet and “infotainment.” These effects may be partly or wholly offset, however, by the effects of increased competition on prices and decreased growth rates of new subscribers and revenues in the Moscow license area, where the market is saturated. In the medium term, we expect our operating revenues to grow at a stable rate in the Moscow license area as the effects of our retention and loyalty programs become fully realized and subscribers increase their usage of our value added services.

Subscriber Data

We offer both contract and prepaid services to our subscribers. The following table indicates our subscriber figures, as well as our prepaid subscribers as a percentage of our total subscriber base, for the periods indicated:

	As of December 31,
	2005	2004	2003
Russia	43,096,700	25,724,600	11,436,900
Kazakhstan	2,050,300	859,000
Ukraine	256,800
Tajikistan	26,500
Total number of subscribers	45,430,300	26,583,600	11,436,900
Percentage of prepaid subscribers(1)	96.9%	95.8%	91.5%

(1)	Prepaid subscribers are those who pay for their services in advance. This definition is broader than the one historically used by the Company as it includes advance payment subscribers who were previously considered contract subscribers.

Russia. As of December 31, 2005, we had approximately 43.1 million subscribers in Russia, which, according to independent estimates, represented a 34.3% share of the Russian cellular market. Most of our subscriber growth in Russia in 2005 came from the regions, where our subscriber base increased from approximately 18.2 million, as of December 31, 2004, to approximately 33.8 million, as of December 31, 2005, an increase of approximately 85.7%. Our Moscow subscriber base also increased from approximately 7.5 million, as of December 31, 2004, to approximately 9.3 million, as of December 31, 2005, an increase of approximately 24.0%.

In May 2005, we announced the introduction of an “active subscriber” definition as an additional characteristic of our subscriber base. Pursuant to the new definition, a subscriber is considered “active” if the subscriber’s activity resulted in income to our Company during the most recent three months. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS and MMS and data transmission and receipt sessions, but does not include incoming SMS and MMS sent by our Company or abandoned calls. As of December 31, 2005, we had approximately 45.4 million subscribers, of which 83.6% were considered “active.” We believe that introduction of the “active subscriber” definition provides our shareholders, investors and others with an additional criterion for analyzing our subscriber base and is more in line with international standards. Introduction of the definition does not change our total subscriber base accounting policy.

According to AC&M Consulting, as of December 31, 2005, there were approximately 125.8 million subscribers in Russia in terms of the number of subscriptions (valid SIM cards) as reported by each of the wireless telecommunications operators, bringing total cellular penetration in Russia to 86.6% (and well over 100.0% in Russia’s two largest cities—Moscow and St. Petersburg). Churn policies differ among operators, which may lead to discrepancies in subscriber figures. Because a subscriber may own several SIM card subscriptions from one or more cellular providers, we believe the actual number of subscribers in Russia is substantially less than the 125.8 million cited by AC&M Consulting and that Russia’s penetration rate was closer to 75.0% as of December 31, 2005. For more information on differences in subscriber figures and other operating data among the leading wireless telecommunications providers, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—No standard definition of a subscriber exists in the mobile telecommunications industry; therefore, comparisons between subscriber data of different companies may be difficult to draw. Other calculations, including those for minutes of usage, also vary within the mobile telecommunications industry.”

Kazakhstan. According to our estimates, our subscriber base in Kazakhstan grew from approximately 859,000 subscribers, as of December 31, 2004, to approximately 2.1 million subscribers, as of December 31, 2005, an increase of 138.7%. We estimate that our market share in Kazakhstan as of December 31, 2005 was 37.2% compared to 31.8% as of December 31, 2004. Industry analysts estimate that the total number of subscribers in Kazakhstan, as of December 31, 2005, was approximately 5.5 million, which represented a penetration rate of approximately 36.9%. Given the current level of penetration, we believe that the mobile telecommunications market in Kazakhstan will expand rapidly in the next few years.

Ukraine. On November 10, 2005, we acquired the entire issued share capital of URS. According to our estimates, as of December 31, 2005, our subscriber base in Ukraine was 256,800, representing a market share of approximately 0.9%. Industry analysts estimate that the total number of subscribers in Ukraine as of December 31, 2005 was approximately 30.2 million, which represented a penetration rate of approximately 62.3%. Given the current level of penetration, we believe that the mobile telecommunications market in Ukraine will expand rapidly in the next few years.

Both before and after our acquisition of URS, Telenor and the Telenor Nominees have consistently objected to the acquisition. Following the URS acquisition, Telenor filed lawsuits in Russia that, among other things, challenge the validity of the September 2005 EGM approving the acquisition and the adequacy of corporate approvals for the URS acquisition, and seek the unwinding of the URS acquisition. We believe that the September 2005 EGM was properly convened and the acquisition of URS was properly consummated in accordance with the September 2005 EGM approval, applicable law and our charter. However, the provisions of Russian law and our charter applicable to the convocation of the September 2005 EGM, the effectiveness of the decision of the September 2005 EGM and our inplementation of that decision are subject to possible different interpretations and a Russian court could disagree with our interpretation. Therefore, there can be no assurance that we will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor or other third parties regarding our acquisition, operation and/or funding of URS, challenging our ownership interest in URS or other matters will not be made. It is also possible that third parties will seek monetary damages from us or challenge our ownership interest in URS in connection with their claims against the parties that sold URS to our Company. There can also be no assurance that any such litigation will not result in the unwinding of the URS acquisition, deprive us of our ownership interest in URS or result in us paying monetary damages and that, in such event, our Company will be able to recover the purchase price that it paid to the sellers, any portion of the funds that our Company invested in URS during the period prior to the unwinding of the URS acquisition or any other monetary losses that our Company will have incurred in connection with our ownership of URS. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our Company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Risk Factors— Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and “Risk Factors—Risks Related to Our Business—The Telenor Nominees are alleging possible conflicts of interest arising from the alleged business relationships between the Alfa Group Nominees and the sellers of URS, and are claiming that our disclosure with respect to the URS acquisition is inadequate.”

Tajikistan. We acquired a 60.0% interest in Tacom on December 29, 2005. According to our estimates, at the time of its acquisition, Tacom served approximately 26,500 subscribers, representing approximately 9.6% of the market share in Tajikistan. We estimate that the total number of subscribers in Tajikistan as of December 31, 2005 was approximately 275,000, which represented a penetration rate of approximately 4.1%.

Uzbekistan. On January 16, 2006 and February 9, 2006, we acquired 100.0% ownership interests in Buztel and Unitel, respectively, both of whom hold GSM-900 and 1800 licenses for the entire territory of Uzbekistan. At the time of its acquisition, Unitel had approximately 364,000 subscribers, representing, according to our estimates, a 31.0% market share in Uzbekistan. The results of Buztel and Unitel and their respective consolidated subsidiaries will be included in our consolidated financial statements beginning with the fiscal quarter ended March 31, 2006.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as average monthly service revenues per subscriber, or ARPU, minutes of use per subscriber, or MOU, and churn rate, that is not included in our financial statements. We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPU and MOU is useful in assessing the usage and acceptance of our products and services, and that presenting our churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be uniformly defined by our competitors and, accordingly, may not be comparable with similarly titled measures and disclosures by other companies.

ARPU

ARPU is a non-U.S. GAAP financial measure calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our subscribers during the month. This figure includes both prepaid and contract customers. See “— Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of ARPU as a non-U.S. GAAP financial measure.

The following table shows our monthly ARPU for the periods indicated:

	Year ended December 31,
	2005		2004		2003
Russia ARPU	US$	7.4	US$	10.1	US$	13.6
Kazakhstan ARPU	US$	10.5	US$	15.7		—
Ukraine ARPU	US$	4.1		—		—

Total ARPU	US$	7.5	US$	10.1	US$	13.6

While our subscribers and revenues have grown during each of the years ended December 31, 2005, 2004 and 2003, our ARPU has steadily decreased. ARPU declined from US$13.6 in 2003 to US$10.1 in 2004 and to US$7.5 in 2005. The decline in ARPU during each of these periods was primarily attributable to an increase in the number of mass market subscribers as a proportion of the total number of our subscribers as a result of accelerated growth of our subscriber base in the regions, which typically comprises mass market subscribers, and a gradual reduction in our tariffs. Mass market subscribers generally have lower ARPU compared to corporate and business subscribers.

We expect that price competition will gradually moderate in 2006 as cellular operators seek to stabilize margins. However, given the decline in tariffs throughout 2005 due to price competition among the leading wireless operators, and the migration of subscribers from high priced tariff plans to new tariff plans, we expect our total ARPU to continue to decline in 2006. In the CIS, we expect that an increasing percentage of our subscribers will be mass market subscribers and, as a result, that ARPU will continue to decrease in the near future. However, we expect that ARPU will eventually stabilize as downward pressure on ARPU from the growth of our mass market subscriber segment will be balanced by a proportionate growth in the use of our value added services, which typically yield a higher level of ARPU. As subscriber growth rates slow, we will become increasingly reliant on ARPU growth for our operations to continue to expand. Our business strategy contemplates such growth and we are expending significant resources to increase our revenues per subscriber, particularly by marketing new products and value added services to both our existing subscribers and new corporate and business subscribers.

MOU

MOU is calculated for each month of the relevant period by dividing the total number of minutes of usage (including both billable minutes of usage and free minutes of usage) for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

The following table shows our monthly MOU for the periods indicated:

	As of December 31,
	2005	2004	2003
Russia MOU	103.6	98.0	97.9
Kazakhstan MOU	51.3	69.3	—
Ukraine MOU	34.6	—	—

Total MOU	101.4	96.5	97.9

The increase in our total MOU during the year ended December 31, 2005 as compared to the year ended December 31, 2004 was primarily attributable to an increase in MOU in both the Moscow license area and the regions of Russia in 2005 due to national marketing campaigns aimed at increasing local traffic, which offered discounts and free minutes of usage to our subscribers. The decline in our total MOU during the year ended December 31, 2004 as compared to the year ended December 31, 2003 was primarily attributable to a decrease in MOU in the regions of Russia in 2004 due to an increase in the number of new subscribers who are first time users. First time users typically use their cellular telephones less than more established subscribers.

Churn rate

We define our churn rate as the total number of subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for two months and prepaid subscribers are disconnected six months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to US$0 or below, or (2) an account shows no chargeable activity for six months.

Migration of subscribers from our D-AMPS network to our GSM network, as well as migration between prepaid and contract forms of payment, is technically recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. Similarly, a large proportion of prepaid customers who change tariff plans by purchasing a new SIM card with our Company are also counted as churn.

The following table shows our churn rates for the periods indicated:

	As of December 31,
	2005	2004	2003
Russia churn rate	30.4%	29.3%	39.3%
Kazakhstan churn rate	30.3%	19.0%	—

Total churn rate	30.4%	29.6%	39.3%

We believe that the slight increase in our churn rate in 2005 compared to 2004 is due to general market conditions. We believe that the significant decrease in our churn rate in 2004 compared to 2003 reflects the effects of an increasing proportion of our customer base coming from the regions of Russia and the CIS, which traditionally have lower churn rates than the Moscow license area, and our customer loyalty and retention marketing efforts over the past two years, including the rebranding of our “Beeline” brand name. We believe that the increase in our churn rate in Kazakhstan in 2005 compared to 2004 is the result of our major competitor in Kazakhstan, GSM Kazakhstan LLP, significantly decreasing the price of their tariff plans in the first half of 2005 and isolated problems with our dealer network in the beginning of 2005. We expect our churn rate in both Russia and Kazakhstan to remain stable during 2006.

Mergers and Recently Completed Acquisitions

On November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom.

On May 31, 2005, we completed the merger of KB Impuls into VimpelCom.

On June 22, 2005, our shareholders approved the mergers of our licensed subsidiaries Extel, StavTeleSot, Vostok-Zapad Telecom, Sotovaya Company, Orensot, Beeline-Samara and DalTelecom, which we refer to in this Form 6-K as the Merging Companies, into VimpelCom. There are a number of conditions precedent to the mergers of our subsidiaries, including approval by VimpelCom’s and the Merging Companies’ shareholders of amendments to VimpelCom’s charter reflecting the merger. We expect to receive shareholder approval at the joint extraordinary general shareholders meeting scheduled for April 24, 2006 and to register the amendments to our charter in accordance with Russian law as soon as practicable after the meeting.

On July 13, 2005, we acquired approximately 84.4% of the outstanding shares of STM, which holds GSM-1800 and D-AMPS licenses for the territory of Sakhalin, for a total cash purchase price of approximately US$51.2 million. As a result of this acquisition, we secured entry to the mobile telephony market of Sakhalin, one of the regions within the Far East super-region where we do not have a super-region license to conduct cellular operations. We subsequently increased our stake in STM to 89.6%

On November 10, 2005, we acquired a 100.0% interest in URS, a Ukrainian cellular operator, from Karino Trading Limited, a British Virgin Islands limited liability company, and the following Cyprus limited liability companies: Grovepoint Trading Limited, Denistron Enterprises Limited, Casburt Traders & Investors Limited and Agartek Investments Limited for a total cash purchase price of US$231.2 million plus the assumption of approximately US$23.5 million in debt. URS has a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine’s 27 administrative regions (excluding the City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). Our acquisition of URS is currently being challenged by Telenor. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions” and “Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties.”

On November 10, 2005, URS entered into an agreement with Ericsson, a leading telecommunications equipment supplier, pursuant to which Ericsson agreed to purchase URS’s existing equipment for approximately US$52.6 million in cash. In exchange, URS agreed to purchase US$200.0 million in equipment and services from Ericsson within three years. At the same time, our Company agreed with Ericsson that it will preserve the existing market share of Ericsson GSM equipment that it uses in agreed upon markets until such time as our Company and our consolidated subsidiaries purchase a total of US$500.0 million in equipment and services from Ericsson at agreed upon pricing terms. The US$200.0 million of equipment to be purchased by URS from Ericsson will count toward the US$500.0 million in purchases under our Company’s agreement with Ericsson.

On December 29, 2005, we acquired a 60.0% interest in Tacom, a cellular operator in Tajikistan, for a purchase price of US$11.1 million. A deferred payment of US$0.9 million will be payable one year from the date of purchase under certain specified circumstances. Tacom holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses. In connection with our acquisition of Tacom, we entered into a shareholders agreement with the remaining shareholders of Tacom that grants us an option to acquire up to the entire remaining interest held by the shareholders under certain circumstances for a price specified in a prescribed formula.

On January 16, 2006, we acquired 100.0% of Buztel, which holds national GSM-900 and 1800 licenses that cover the entire territory of Uzbekistan, for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt.

On February 9, 2006, we acquired 100.0% of Unitel, which holds national GSM-900 and 1800 licenses for Uzbekistan, for a purchase price of US$200.0 million plus the assumption of approximately US$7.7 million in debt.

Sale of Minority Interest in KaR-Tel

In accordance with our previously disclosed plans to involve a partner with local knowledge in KaR-Tel, on February 21, 2005, we entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in KaR-Tel’s parent company, Limnotex, to Crowell, a Cypriot company beneficially owned and controlled by an owner and member of the board of directors of ATF Bank. The purchase price for the minority interest was US$175.0 million. In the second quarter of 2005, Crowell paid US$40.0 million in two initial deposits and in July 2005, Crowell paid the remaining US$135.0 million to our Company. We completed the sale of the minority interest on August 22, 2005. In addition, we entered into a shareholders agreement with Crowell that, among other things, grants us a call option to re-acquire 25.0% minus one share of Limnotex at any time and an additional call option to re-acquire the remaining 25.0% share in Limnotex in the event of a deadlock at a shareholders meeting, in each case at a price based upon a prescribed formula.

Effects of Exchange Offer

At the same time as the Concurrent Offer, we are making an Exchange Offer for up to US$250.0 million in aggregate principal amount of Existing Notes. Under the terms of the Exchange Offer, we are offering to exchange (i) for each US$1,000 principal amount of Existing Notes validly tendered and not withdrawn by the Early Submission Deadline, US$1,000 principal amount of New Notes together with the Cash Consideration Payment which includes the Early Submission Payment and (ii) for each US$1,000 principal amount of Existing Notes validly tendered after the Early Submission Deadline, US$1,000 principal amount of the New Notes and the Cash Consideration Payment less the Early Submission Payment, plus in each case an amount in cash equal to the accrued and unpaid interest in respect of the Existing Notes validly tendered and accepted for payment, to (but excluding) the Settlement Date.

We will be required to record deferred financing costs relating to the Cash Consideration Payment (which includes the Early Submission Payment) connected with the Exchange Offer for the Existing Notes, and such deferred financing costs (together with the capitalized costs incurred in connection with this offering) will be amortized over the life of the New Notes. If the Exchange Offer is accepted in respect of US$250.0 million in aggregate principal amount of Existing Notes prior to the Early Submission Deadline, we will record approximately US$25.0 million of deferred financing costs relating to the Cash Consideration Payment. Such deferred financing costs would be amortized over 10 years, or US$2.5 million per year.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. Unamortized debt issue costs were included in other assets. Software was presented separately from other non-current assets. The cost of content revenue relating to value added services was reclassified from service costs to service revenues and connection fees to present content revenue net of related costs. Costs of SIM cards sold were reclassified from cost of handsets and accessories sold to service costs and from sales of handsets and accessories to service revenues. Please see Note 2 to our audited consolidated financial statements included in this Form 6-K.

Revenues

We generate our revenues from providing wireless telecommunications services and selling handsets and accessories. Our primary sources of revenues consist of:

Service revenues

Our service revenues include (1) revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed line operators, roaming charges and charges for value added services such as messaging, mobile internet, “infotainment,” caller number identification, voice mail and call waiting and (2) connection fees, which are one time charges for the allocation of a telephone number.

In the past, connection fees were a notable component of our service revenues. However, in response to competitive factors, we have reduced or eliminated most connection fees in Russia. We expect that connection fees will not be a significant source of revenues going forward. Service revenues and connection fees constituted approximately 98.9%, 98.0% and 95.5% of our total operating revenues, without giving effect to revenue-based taxes, for the years ended December 31, 2005, 2004 and 2003, respectively. We believe that service revenues will continue to increase in 2006 primarily as a result of continued growth in our subscriber base.

During 2005, we generated US$37.8 million from interconnect revenues, or 1.2% of total operating revenues. Over the next several years, we expect our interconnect revenues to increase as a percentage of our total operating revenues.

During 2005, roaming revenues generated by our subscribers increased 7.6% to US$114.1 million compared to US$106.0 million during 2004, and our roaming revenues received from other wireless services operators for providing roaming services to their subscribers increased 12.6% to US$115.2 million compared to US$102.3 million during 2004. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. Our service revenues excluding roaming revenues grew at a faster rate than our roaming revenues. As a result, roaming revenues as a percentage of our total operating revenues decreased from 9.9% during 2004 to 7.1% during 2005. Over the next several years, we expect our roaming revenues from wireless users to stabilize as a percentage of our total operating revenues.

During 2005, we generated US$456.0 million of revenue, or 14.2% of our consolidated total operating revenues, from value added services. This represented a 65.1% increase over revenues of US$276.2 million during 2004. We currently provide traditional value added services, such as voice mail, call forwarding, call waiting, conference calling, call barring, caller-ID, automatic dialing and alternative dialing. We also provide a variety of messaging value added services, such as outgoing SMS and MMS, as well as content delivery, games and other “infotainment” services. Our revenues from value added services in Kazakhstan were US$8.0 million, or 0.2% of our consolidated total operating revenues, in 2005 and US$2.9 million, or 0.1% of our consolidated total operating revenues, in 2004. Over the next several years, we expect that revenues from value added services will increase as a percentage of our total operating revenues in each of our operating segments.

Sales of handsets and accessories. We sell wireless handsets and accessories to our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 0.9%, 1.8% and 4.2% of our total operating revenues, during the years ended December 31, 2005, 2004 and 2003, respectively. Over the next several years, we expect revenues from sales of handsets and accessories to remain stable in absolute terms but to continue to decrease as a percentage of our total operating revenues.

Expenses

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies. Our service margin percentage during 2005 was 83.8% compared to 84.2% during 2004 and 84.0% during 2003. Service margin represents aggregate service revenues and connection fees less service costs, expressed as a percentage of aggregate service revenues and connection fees.

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that we pay for this equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. We recorded profits from the sales of handsets and accessories of US$2.2 million during 2005, US$8.1 million during 2004 and US$19.3 million during 2003. The decrease in sales of handsets and accessories during 2005 and 2004 was primarily the result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our Company). Profits from the sale of handsets and accessories are calculated as the difference between the revenues generated from the sales and the costs of the handsets and accessories sold.

Operating Expenses

In addition to service costs and the costs of handsets and accessories, our operating expenses include:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by Russian law;

•	marketing and advertising expenses;

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites; and

•	utilities.

Marketing and sales related expenses comprise a large portion of our selling, general and administrative expenses and consist primarily of dealers’ commissions, salaries and outsourcing costs and advertising expenses. Acquisition cost per subscriber, or SAC, is a non-U.S. GAAP financial measure calculated as dealers’ commissions, advertising expenses and handset subsidies, if any, for the relevant period divided by the number of new subscribers connected to our networks during the period. See “—Additional Reconciliation of Non-U.S. GAAP Financial Measures (Unaudited)” for more information regarding our use of SAC as a non-U.S. GAAP financial measure.

During 2005, our SAC fell to US$13.1 from US$13.9 during 2004 and US$19.3 during 2003. The decrease in our SAC during these periods was primarily due to a decrease in the average dealer commission per new subscriber and a decrease in the amount spent on advertising per new subscriber as the number of new subscribers grew faster than advertising expenses. SAC also decreased during these periods because a growing percentage of our new subscribers were located in the regions of Russia and Kazakhstan, where SAC is lower than in the Moscow license area primarily as a result of lower dealer commissions and advertising expenses per subscriber in the regions of Russia and Kazakhstan than in the Moscow license area.

Depreciation and amortization expense. We depreciate the capitalized costs of our tangible assets, which consist mainly of telecommunications equipment and buildings owned by us. We amortize our intangible assets, which consist primarily of telecommunications licenses and frequency allocations, telephone line capacity for local numbers in the Moscow license area and the regions. Effective January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. In response to the new telecommunications regulations adopted by the Russian Government in February 2005, we re-assessed the useful life estimates of our GSM telecommunications licenses. Beginning January 1, 2005, we changed the estimated remaining useful life of GSM telecommunications licenses and frequency allocations from the initial expiration dates of the GSM licenses in Russia (held by VimpelCom our subsidiaries), which varied from August 2006 to November 2012, to December 31, 2012. The change was driven by the implementation of the New Law, which our management felt reduced the risk that GSM telecommunications licenses and frequency allocations would not be re-issued Please see Note 3 to our consolidated financial statements included elsewhere in this Form 6-K for more information on our change in the useful life of the licenses.

Intangible assets constituted 23.8% of our total assets and 54.8% of our shareholders’ equity as of December 31, 2005. In the past, we have not had to pay for federal telephone numbers, which are allocated by the Federal Communications Agency. Due to a change in the tax code effective January 1, 2005, we are now required to pay 10 Russian rubles per federal telephone number allocated to us after January 1, 2005. In the future, we expect that an increasing portion of our subscriber base will use federal numbers. Consequently, we do not expect to experience an increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. Our capital investments for 2005 were approximately US$1,635.3 million for the purchase of property and approximately US$307.0 million for the acquisition of new entities (net of cash holdings of acquired companies). Our capital investments for 2004 were approximately US$1,241.9 million of capital expenditures for the purchase of long-lived assets and US$431.0 million for the acquisition of new entities (net of cash holdings of acquired companies). Our increased capital expenditures caused our total depreciation and amortization expenses to increase by 71.9% during 2005 compared to 75.4% during 2004 and 92.2% during 2003.

In January 2004, we changed the estimated useful life of our GSM telecommunications equipment from 9.5 years to seven years in the course of our continuing evaluation of the use of our technology and as a result of the Russian Government’s announcements in January 2004 of plans to initiate the process of awarding licenses for new mobile communications technologies. This change decreased net income for the year ended December 31, 2004 by US$31.5 million. In November 2005, the Minster of Information Technologies and Communications indicated that the government was preparing to hold tenders for 3G licenses in 2006. We cannot currently accurately predict the effect on the estimated useful life of our GSM telecommunications equipment as a result of 3G licenses being awarded or as a result of the introduction of the 3G technology. See “—Critical Accounting Policies—Property and Equipment” below.

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We base the estimate on historical data and other relevant factors, such as the financial condition of the economy as a whole. Looking forward, over the next several years, we expect our provision for doubtful accounts to continue to remain low as a percentage of net operating revenues due to an anticipated increase in the number of prepaid subscribers. In addition, we are continually reviewing our collection practices to identify ways to manage risk and improve how we monitor and collect accounts receivable.

Interest expense. We incur interest expense on our vendor financing agreements, loans from banks, including the loans from UBS (Luxembourg) S.A., capital leases and other borrowings. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. During 2005, our interest expense amounted to US$147.4 million, or 4.6% of our consolidated total operating revenues, a 72.0% increase compared to US$85.7 million, or 4.1% of our consolidated total operating revenues, during 2004. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities. The increase in our interest expense during 2005 compared to 2004 was primarily attributable to an increase in the overall amount of our debt during 2005 as compared to 2004. In 2006, based upon our current business plan, we expect to raise approximately US$700.0 million, including proceeds from this New Loan taking into account the Exchange Offer, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2006. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing further opportunities for expansion in Russia and the CIS. We have also recently made a non-binding proposal to acquire 100.0% of Kyivstar in Ukraine for a total consideration of US$5.0 billion plus the assumption of debt. For more information on the risks associated with the proposed acquisition of Kyivstar and other acquisitions, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.” We cannot, however, give you any assurance of the exact amount that we will invest in acquiring such wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our business plan, we will need to increase the amount of additional debt financing over this period above the amount currently projected. For the risks associated with our ability to meet our financing needs, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

Income tax expense. As of December 31, 2005, our operating income was subject to taxation in the Russian Federation (since the inception of our Company), Kazakhstan (since September 2004), Ukraine (since November 2005) and Tajikistan (since December 2005). The statutory tax rate in Russia is 24.0%. The statutory income tax rate in Kazakhstan is 30.0%. The statutory tax rate in Ukraine is 25.0%. The statutory tax rate in Tajikistan is 25.0%. Income tax expense includes both current and deferred tax expense. In 2005, we incurred US$221.9 million of income tax expense, a 43.2% increase compared to US$155.0 million during 2004. The increase was primarily due to the increase in our taxable income. In accordance with the final tax decisions for 2001 and 2002 issued by the Russian tax inspectorate, during the fourth quarter of 2004, we recorded US$2.4 million of additional income tax. Our effective income tax rate of 26.4% during 2005 was slightly lower than our effective income tax rate of 26.5% in 2004 due to the permanent differences between Russian tax accounting and U.S. GAAP accounting, in particular with respect to recognition of foreign currency exchange gains or losses and non-deductible expenses. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent enforcement. For more information, please see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could materially adversely affect our business” and “Risk Factors—Risks Related to the Legal and Regulatory Environment in Russia— Russia’s unpredictable federal and local tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.”

Results of Operations

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues. Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. For more information, see “— Reclassifications.”

	Year ended December 31,
	2005	2004	2003
Consolidated statements of income
Operating revenues:
Service revenues and connection fees	98.9%	98.0%	95.5%
Sales of handsets and accessories	0.9	1.8	4.2
Other revenues	0.2	0.2	0.3
Total operating revenues	100.0	100.0	100.0
Less revenue based taxes	—	—	—
Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Service costs	16.0	15.5	15.3
Cost of handsets and accessories sold	0.9	1.4	2.7
Selling, general and administrative expenses	33.8	34.1	35.2
Depreciation	14.0	13.3	12.2
Amortization	4.4	3.0	2.6
Impairment of long lived assets	—	0.3	—
Provision for doubtful accounts	0.4	0.4	0.7
Total operating expenses	69.5	68.1	68.7
Operating income	30.5%	31.9%	31.3%
Other income and expenses:
Interest income	0.3	0.3	0.6
Other income	0.6	0.5	0.5
Interest expense	(4.6)	(4.1)	(5.1)
Other expenses	(0.8)	(0.9)	(0.2)
Net foreign exchange gain (loss)	0.2	0.2	(0.2)
Total other income and expenses	(4.3)	(4.2)	(4.4)
Income before income taxes, minority interest and cumulative effect of change in accounting principle	26.2%	27.7%	26.9%
Income tax expense	6.9	7.3	8.0
Minority interest in net earnings of subsidiaries, before cumulative effect of change in accounting principle	0.1	3.8	1.8
Income before cumulative effect of change in accounting principle	19.2	16.6	17.2
Cumulative effect of change in accounting principle	—	—	—
Minority interest in cumulative effect of change in accounting principle	—	—	—
Net income	19.2%	16.6%	17.2%

In the first quarter of 2005, we determined that, beginning with the fiscal year ended December 31, 2005, our Company should no longer report the Moscow license area and the regions of Russia outside the Moscow license area as two separate segments. In accordance with the relevant provisions of the Financial Accounting Standard, or SFAS, No. 131, “Disclosures About Segments of an Enterprise and Related Information,” our reportable segments, as of December 31, 2005, were: (1) Russia, which includes the operating results of VimpelCom and all of our subsidiaries operating in Russia; (2) Kazakhstan, which includes the operating results of our subsidiary, KaR-Tel; (3) Ukraine, which includes the operating results of our subsidiary, URS; and (4) Tajikistan, which includes the operating results of our subsidiary, Tacom. In addition, beginning with the fiscal quarter ended March 31, 2006, Uzbekistan will be reported as a separate segment and will include the operating results of our subsidiaries, Buztel and Unitel. For more information on our reportable segments, please see Note 22 to the audited consolidated financial statements included in this Form 6-K.

In 2004, 2003, 2002 and 2001, our Company included all of the shares of our convertible preferred stock in the computation of the diluted net income per common share. In 2005, our Company began to calculate the diluted net income per common share in accordance with the “treasury stock method” which assumes that the proceeds from the exercise of the conversion right will be used by our Company to repurchase outstanding shares of our Company’s common stock in order to satisfy the conversion obligation. Accordingly, shares of our convertible preferred stock have not been included in the computation of diluted net income per common share, and the diluted net income per common share has been amended for 2001 (from US$1.15 to US$1.37), 2002 (from US$2.85 to US$3.33), 2003 (from US$5.11 to US$5.67) and 2004 (from US$7.35 to US$8.49). Notwithstanding the foregoing, there can be no assurance that we will be able to purchase any or all of the shares of our common stock necessary to satisfy our conversion obligation after our preferred stock becomes convertible in 2016. Consequently, we may have to issue additional shares of our common stock which could have a dilutive effect. For more information on computation of earnings per share, please see Note 21 to the audited consolidate financial statements included in this Form 6-K.

In addition, for the years ended December 31, 2004 and 2003, certain reclassifications have been made to the published consolidated results of operations. For more information, see “—Reclassifications.”

The tables below provide selected information about the results of our Russia operations for the year ended December 31, 2005 compared to the year ended December 31, 2004 and the year ended December 31, 2004 compared to the year ended December 31, 2003 and our Kazakhstan operations for the year ended December 31, 2005 compared to the year ended December 31, 2004. The information about the results of our Kazakhstan operations include only the last four months of operating results for the year ended December 31, 2004. Comparable data is not available for the Ukraine and Tajikistan reportable segments or for earlier periods for the Kazakhstan reportable segment.

Russia

	Years Ended December 31,
	2005	2004	% change	2004	2003	% change
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	3,033.0	2,067.9	46.7	2,067.9	1,329.7	55.5
Depreciation and amortization	535.4	329.5	62.5	329.5	196.8	67.4
Operating income	972.7	672.1	44.7	672.1	416.4	61.4
Income before income taxes and minority interest	847.1	582.9	45.3	582.9	358.3	62.7
Income tax expense	226.8	154.1	47.2	154.1	105.9	45.5
Net income	620.3	428.8	44.7	428.8	252.1	70.1

Kazakhstan

	Year ended December 31, 2005	September 1, 2004 to December 31, 2004
	(In millions of U.S. dollars, except % change)
Total operating revenues excluding intragroup transactions	176.2	45.1
Depreciation and amortization	55.1	15.7
Operating income	9.6	2.1
Income before income taxes and minority interest	(2.1)	2.7
Income tax expense	(4.4)	0.9
Net income	2.3	1.8

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Operating Revenues

Our total operating revenues increased by 52.0% to US$3,211.1 million during 2005 from US$2,113.0 million during 2004. Total operating revenues from our operations in Russia, excluding intragroup transactions, increased by 46.7% to US$3,033.0 million during 2005 from US$2,067.9 million during 2004. Total operating revenues from our operations in Kazakhstan, excluding intragroup transactions, increased by 290.7% to US$176.2 million during 2005 from US$45.1 million during 2004 due to first time consolidation of KaR-Tel for a full fiscal year. Total operating revenues from our operations in Russia constituted 94.5% of our total operating revenues during 2005 compared to 97.9% in 2004. We increased our operating revenues in 2005 primarily by increasing our subscriber base, by an increase in our revenues from value added services and an increase in our roaming revenues. The increase in our subscriber base came predominantly from the regions of Russia and Kazakhstan, which increased 85.2% and 138.7%, respectively, during this period. The increase in our roaming revenues was primarily due to improved and expanded roaming coverage and a greater number of roaming partners, and the increase from value added services was primarily due to increased consumption of value added services during 2005 compared to 2004. The acquisitions by our Company of URS and Tacom in late 2005 had an insignificant effect on our total operating revenues. However, in the future, we expect an increased percentage of our total operating revenues to be derived from our operations in the CIS.

Service revenues and connection fees increased by 53.3% to US$3,175.2 million during 2005 from US$2,070.7 million during 2004 primarily due to an increase in the number of our subscribers. Revenues from sales of handsets and accessories during 2005 decreased by 21.2% to US$30.5 million from US$38.7 million during 2004, primarily as a result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our Company). As a percentage of total operating revenues, revenues from sales of handsets and accessories decreased to 0.9% during 2005 from 1.8% during 2004, as our service revenues increased at a faster rate than our revenues from connection fees and sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 57.0% to US$514.1 million during 2005 from US$327.4 million during 2004. Our gross margin remained stable during 2005 at 83.1%, the same as during 2004. Gross margin is defined as total operating revenues less selected operating costs (specifically, service costs and costs of handsets and accessories sold), expressed as a percentage of total operating revenues.

Our service costs remained stable relative to the growth in operating revenues primarily due to our continued ability to enter into favorable interconnect agreements with telephone line providers and an increased use in lower cost federal telephone numbers by our subscribers in Russia. We pay no monthly line rental fee and incur much lower usage fees based on traffic for federal telephone numbers as compared to local seven-digit telephone numbers. As a percentage of total operating revenues, our service costs increased to 16.0% during 2005 from 15.5% during 2004.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold decreased by 7.5% to US$28.3 million during 2005 from US$30.6 million during 2004. This decrease was primarily due to the decreased volume of sales of handsets. Our cost of handsets and accessories sold as a percentage of total operating revenues declined to 0.9% during 2005 compared to 1.4% during 2004.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 50.8% to US$1,085.8 million during 2005 from US$720.1 million during 2004. The increase in selling and marketing expenses resulted primarily from a US$117.5 million increase in aggregate subscriber acquisition costs due to increased gross sales, a US$44.3 million increase in technical support and maintenance expenses due to our continued regional roll-out and a US$26.6 million increase in dealer commissions for sales of scratch cards and payments due to increased revenues. In accordance with the New Law, beginning May 2, 2005, we began making payments to the “universal services fund.” In 2005, we made total payments to the fund in the amount of approximately US$22.8 million. Approximately US$154.5 million of the increase is due to other general and administrative expenses related to our regional and CIS expansion, including US$3.2 million of general and administrative expenses of the companies we acquired in 2005. At the same time, our SAC decreased from US$13.9 per subscriber during 2004 to US$13.1 per subscriber during 2005, primarily due to a decrease in the average dealer commission per new subscriber as well as the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the regions of Russia and Kazakhstan, where SAC is lower than in the Moscow license area. See “—Non-U.S. GAAP Financial Measures” for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amount spent on advertising per subscriber is due primarily to economies of scale. In this respect, in 2005, we derived significant benefits from our brand name, which we believe is one of the most recognized brand names in Russia. As a percentage of total operating revenues, our selling, general and administrative expenses also declined during 2005 to 33.8% as compared to 34.1% during 2004.

Depreciation and amortization expense. Our depreciation and amortization expense was US$593.3 million in 2005, a 71.9% increase compared to the US$345.2 million reported in 2004. The overall increase in depreciation and amortization expense was due to an increase in capital expenditures in Russia and Kazakhstan and amortization of revaluated telecommunications licenses and other intangible assets due to the merger of VimpelCom-Region into VimpelCom. In addition, URS, which we acquired in November 2005, had depreciation and amortization expense of US$2.8 million in 2005.

Provision for doubtful accounts. Our provision for doubtful accounts increased by 41.5% to US$11.6 million during 2005 from US$8.2 million during 2004 in line with the growth in our subscriber base. As a percentage of net operating revenues, provision for doubtful accounts in 2005 was the same as in 2004, at 0.4%.

Operating Income

Primarily as a result of the foregoing, our operating income increased by 45.1% in 2005, from US$674.2 million during 2004 to US$978.0 million during 2005. In 2005, our operating income in Russia grew by 44.7% to US$972.7 million compared to US$672.1 million in 2004, which was primarily attributable to the growth of our subscriber base in Russia, particularly in the regions, and management’s efforts to decrease costs. Our operating income in Kazakhstan grew by 357.1% to US$9.6 million compared to US$2.1 million in 2004 due to first time consolidation of KaR-Tel for a full fiscal year. We believe that the increase in our operating income in 2005 was primarily attributable to the growth of our subscriber base, combined with our ability to keep costs in line with our growth, which resulted in an increase in our operational revenues during 2004 and 2005. Throughout 2006 and 2007, we anticipate that our operating income will continue to increase in proportion to the increase in our operating revenues as we continue to increase our subscriber base, particularly in the regions of Russia and the CIS.

Other Income and Expenses

Interest expense. Our interest expense increased 72.0% to US$147.4 million during 2005, compared to US$85.7 million during 2004. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2004 and 2005.

Foreign currency exchange gain/loss. We recorded a US$7.0 million foreign currency exchange gain during 2005 as compared to a US$3.6 million foreign currency exchange gain during 2004. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. Throughout 2003, 2004 and 2005, we continued to enter into currency forward agreements. As of December 31, 2005, substantially all of our Euro denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €1.7 million.

Income tax expense. During 2005, we recorded a US$221.9 million income tax expense, compared to an income tax expense of US$155.0 million recorded during 2004. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2005, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 26.4% during 2005 was slightly lower than our effective income tax rate of 26.5% in 2004.

Net income and net income per share. In 2005, our net income was US$615.1 million, or US$12.05 per common share (US$3.01 per ADS), compared to US$350.4 million, or US$8.50 per common share (US$2.13 per ADS) during 2004. In 2005, we reported diluted net income of US$12.04 per common share (US$3.01 per ADS), compared to diluted net income of US$8.49 per common share (US$2.12 per ADS) during 2004. In 2005, before eliminating intersegment transactions, net income for Russia was US$620.3 million, compared to US$428.8 million during 2004. Net income for Kazakhstan in 2005, before eliminating intersegment transactions, amounted to US$2.3 million, compared to US$1.8 million during the last four months of 2004.

The table below provides selected information about net income of our four reportable segments for the year ended December 31, 2005 compared to the year ended December 31, 2004 (in million of U.S. dollars):

	Years Ended December 31,
	2005	2004
Russia*	620.3	428.8
Kazakhstan*(1)	2.3	1.8
Ukraine*	(4.1)	—
Tajikistan	—	—
Intersegment transactions and minority interest	(3.4)	(80.2)
Total Net Income	615.1	350.4

*	Net Income, including intersegment transactions
(1)	Includes net income in Kazakhstan for only the last four months of 2004.

The increase in our total net income in 2005 was primarily attributable to the continued growth of our subscriber base in Russia and Kazakhstan.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenues

Our total operating revenues increased by 58.9% to US$2,113.0 million during 2004 from US$1,329.7 million during 2003. Revenue growth in 2004 was primarily due to the overall increase in the number of our subscribers in the regions of Russia and Kazakhstan, where we acquired KaR-Tel in 2004, an increase in our revenues from value added services and an increase in our roaming revenues. The increase in our roaming revenues was primarily due to the improved and expanded roaming coverage and a greater number of roaming partners, and the increase from value added services was primarily due to increased consumption of value added services during 2004 as compared to 2003. The increase in total operating revenues during 2004 also reflects the acquisition in September 2004 of KaR-Tel, which constituted US$45.1 million, or 2.1%, of our total operating revenues, excluding intragroup transactions.

Service revenues and connection fees increased by 63.1% to US$2,070.7 million during 2004 from US$1,269.9 million during 2003 primarily due to an increase in the number of our subscribers. Revenues from sales of handsets and accessories during 2004 decreased by 30.6% to US$38.7 million from US$55.8 million during 2003, primarily as a result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our Company). As a percentage of total operating revenues, revenues from sales of handsets and accessories decreased to 1.8% during 2004 from 4.4% during 2003, as our service revenues and connection fees increased at a faster rate than our revenues from sales of handsets and accessories.

Operating Expenses

Service costs. Our service costs increased approximately 61.2% to US$327.4 million during 2004 from US$203.1 million during 2003. Our gross margin increased from 82.0% during 2003 to 83.1% during 2004. Gross margin is defined as total operating revenues less selected operating costs (specifically, service costs, costs of handsets and accessories sold and costs of other revenues). Gross margin percentage is defined as gross margin expressed as a percentage of total operating revenues.

Our service costs remained stable relative to the growth in operating revenues primarily due to our continued ability to enter into favorable interconnect agreements with telephone line providers and to an increased use in lower cost federal telephone numbers by our subscribers in the Moscow license area and the regions. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local telephone numbers. As a percentage of total operating revenues, our service costs increased to 15.5% during 2004 from 15.3% during 2003.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold decreased by 15.9% to US$30.6 million during 2004 from US$36.4 million during 2003. Our cost of handsets and accessories sold as a percentage of total operating revenues declined to 1.4% during 2004 compared to 2.7% during 2003.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 54.0% to US$720.1 million during 2004 from US$467.7 million during 2003. The increase in selling and marketing expenses of US$89.3 million resulted primarily from an increase in aggregate subscriber acquisition costs due to increased operating revenues; a US$34.7 million increase in technical support and maintenance expenses due to an extended regional roll-out; and a US$43.9 million increase in dealer commissions for sales of scratch cards and payments due to increased revenues. Approximately US$104.5 million of the increase is due to other general and administrative expenses related to our regional expansion, including US$7.4 million of general and administrative expenses of the companies we acquired in 2004. At the same time, our SAC decreased from US$19.3 per subscriber during 2003 to US$13.9 per subscriber during 2004, primarily due to a decrease in the amount spent on advertising per new subscriber and because a growing percentage of our new subscribers were located in the Russian regions and Kazakhstan, where SAC is lower than in the Moscow license area. See “—Non-U.S. GAAP Financial Measures” for more information regarding our use of SAC as a non-U.S. GAAP financial measure. The decrease in the amounts spent on advertising per subscriber is due primarily to economies of scale. In this respect, in 2004 we derived significant benefits from our brand name, which we believe is one of the most recognized brand names in Russia. As a percentage of total operating revenues, our selling, general and administrative expenses also declined during 2004 to 34.1% as compared to 35.2% during 2003.

Depreciation and amortization expense. Our depreciation and amortization expense was US$345.2 million in 2004, a 75.4% increase compared to the US$196.8 million reported in 2003. The overall increase in depreciation and amortization expense was partly due to our January 2004 change in the estimated useful life of our GSM telecommunications equipment from 9.5 years to 7 years and partly due to an increase in capital expenditures in the regions of Russia and continued investment in the Moscow license area. In addition, KaR-Tel, which we acquired in September 2004, had depreciation and amortization expense of US$15.7 million.

We recorded an impairment charge of approximately US$7.4 million in 2004, relating to an internal review of Beeline-Samara’s assets. This charge represents the excess of the carrying amount of assets over their estimated fair value.

Provision for doubtful accounts. Our provision for doubtful accounts decreased by 10.9% to US$8.2 million during 2004 from US$9.2 million during 2003. As a percentage of net operating revenues, provision for doubtful accounts decreased from 0.7% during 2003 to 0.4% during 2004. The decrease was primarily due to an increase in the number of prepaid subscribers, improved risk management practices and improved cash collection procedures.

Operating Income

Primarily as a result of the foregoing, our operating income was US$674.2 million during 2004, compared to US$416.4 million during 2003. In 2004, operating income in Russia grew by 61.4% to US$672.1 million compared to US$416.4 million in 2003, which was primarily attributable to the growth of our subscriber base and management’s efforts to contain costs. Our operating income in Kazakhstan was US$2.1 million in 2004. In previous years, operating losses were primarily attributable to expenses connected with the greenfield development of our regional networks and the low number of subscribers during the initial stage of development of our business in the regions. The primarily greenfield development of our regional networks required us to have significant infrastructure in place prior to offering services to, and thus receiving revenue from, our regional subscribers. This accelerated development of our infrastructure in the regions during 2001 and 2002 resulted in a significant increase in our capital expenditures and, consequently, depreciation and amortization expenses, as well as our selling, general and administrative expenses. When full commercial usage of our telecommunications networks in the regions began in 2003, the number of subscribers grew substantially, which resulted in a sharp increase in our operational revenues during 2003 and 2004.

Other Income and Expenses

Interest expense. Our interest expense increased 25.7% to US$85.7 million during 2004, compared to US$68.2 million during 2003. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2004.

Foreign currency exchange gain/loss. We recorded a US$3.6 million foreign currency exchange gain during 2004 as compared to a US$1.3 million foreign currency exchange loss during 2003. The devaluation of the U.S. dollar against the Euro during 2002 resulted in a significant foreign exchange loss during 2002 from a corresponding revaluation of our Euro-denominated liabilities to our suppliers of telecommunications equipment. In order to reduce our Euro-U.S. dollar currency exposure, in August 2002 we entered into a series of currency forward agreements to acquire approximately €89.9 million at a fixed Euro to U.S. dollar exchange rate. Throughout 2003 and 2004, we continued to enter into currency forward agreements. As of December 31, 2004, substantially all of our Euro-denominated liabilities that were not covered by these forward agreements were covered by our cash holdings, denominated in Euros, in the approximate amount of €3.4 million. Our foreign exchange gain during 2004 was primarily due to the difference between rates on translation of forward agreements (forward rate) and liabilities (spot rate).

Income tax expense. During 2004, we recorded a US$155.0 million income tax expense, compared to an income tax expense of US$105.9 million recorded during 2003. This income tax expense consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. In 2004, our income tax expense grew as a result of the increase in our taxable income. Our effective income tax rate of 26.5% during 2004 was lower than our effective income tax rate of 29.6% in 2003.

Net income and net income per share. In 2004, our net income was US$350.4 million, or US$8.50 per common share (US$2.13 per ADS), compared to a net income of US$228.8 million, or US$5.98 per common share (US$1.50 per ADS) during 2003. In 2004, we reported diluted net income of US$8.49 per common share (US$2.12 per ADS), compared to diluted net income of US$5.67 per common share (US$1.42 per ADS) during 2003. Net income for Russia in 2004 amounted to US$428.8 million, compared to US$252.1 million during 2003. Net income for Kazakhstan in 2004 amounted to US$1.8.

The table below provides selected information about net income of our two reportable segments for the year ended December 31, 2004 compared to the year ended December 31, 2003 (in million of U.S. dollars):

	Years Ended December 31,
	2004	2003
Russia	428.8	252.1
Kazakhstan(1)	1.8	—
Total Net Income	430.6	252.1

(1)	Prepaid subscribers are those who pay for their services in advance. This definition is broader than the one historically used by the Company as it includes advance payment subscribers who were previously considered contract subscribers.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

	Year ended December 31,
	2005		2004		2003
Net cash flow provided by operating activities	US$	1,298.2	US$	805.4	US$	511.9
Net cash flow (used in) provided by financing activities		359.6		854.6		(36.1)
Net cash flow used in investing activities		(1,590.9)		(1,517.3)		(594.0)
Effect of exchange rate changes on cash and cash equivalents		(9.2)		5.5		12.2
Net cash flow		57.8		148.2		(106.0)

During the years ended December 31, 2005, 2004 and 2003, we generated positive cash flows from our operating activities and negative cash flows from investing activities. Cash flow from financing activities was positive during the years ended December 31, 2005, and 2004 and negative during the year ended December 31, 2003. The positive cash flow from financing activities during the year ended December 31, 2005 was primarily the result of our receipt of proceeds from a loan to our Company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$300.0 million 8.0% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in February 2005, as well as the receipt of proceeds from a syndicated loan in the aggregate amount of US$425.0 million. The positive cash flow from financing activities during the year ended December 31, 2004 was primarily a result of our receipt of proceeds from loans to our Company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$450.0 million 10.0% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in June and July 2004 and the sale of US$300.0 million 8.375% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in October 2004, which were offset in part by repayments made under our maturing debt obligations. The negative cash flow from financing activities during 2003 was primarily the result of our repayment of the current portion of our interest bearing liabilities, including equipment financing obligations to Alcatel and Ericsson in the amount of US$244.2 million. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of equipment and possibly the acquisition of other companies. Additionally, as of December 31, 2005, approximately US$421.4 million of our contractual obligations were scheduled to mature prior to December 31, 2006. We expect our near term investment activity and contractual obligations payments to generate cash outflows, and we expect to meet these needs from internal and external sources.

As our subscriber base grows, we expect positive cash flows from operations will continue to provide us with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of Export Credit Agency, or ECA, guarantees, the financial position of Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. Historically, a large portion of our external financing needs was satisfied by vendor financing and financing through the international capital markets. However, in light of current market conditions, we currently intend to reduce our use of vendor financing and increasingly look to international and Russian capital markets and ECA backed credits for our financing needs. Our current business plan contemplates that we will need to raise approximately US$700.0 million, including the proceeds of this New Loan taking into account the Exchange Offer, in additional debt financing in the Russian and/or international capital markets and/or in bank financing to meet our projected capital expenditures, scheduled debt repayment and possible acquisitions through 2006. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing opportunities for expansion in Russia and the CIS. We cannot, however, give you any assurance of the exact amount that we will invest in acquiring such wireless operators or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our business plan, we will need to increase the amount of additional debt financing over this period above the amount currently projected. For the risks associated with our ability to meet our financing needs, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business— We anticipate that we will need additional capital and we may not be able to raise it.”

As of December 31, 2005, our cash and cash equivalents balance was US$363.6 million (primarily held in U.S. dollars, Russian rubles and Euros), compared to US$305.9 million as of December 31, 2004. As of December 31, 2005, we had negative working capital of US$457.9 million, compared to negative working capital of US$127.9 million as of December 31, 2004. Working capital is defined as current assets less current liabilities. The decrease in our working capital as of December 31, 2005 was primarily due to the recognition of our bonds payable and Bank loans as current liabilities because of their further repayment in 2006 and increases in our accounts payable and customer advances. As of December 31, 2005, customer advances grew to US$287.0 compared to US$242.1 million as of December 31, 2004. We expect customer advances to continue to grow in line with the growth of our operations. The growth in accounts payable and accrued liabilities during 2005 was primarily due to an increase in the volume of our operations. We believe that our working capital is sufficient to meet our present requirements.

Operating activities

During 2005, net cash provided by operating activities was US$1,298.2 million, a 61.2% increase over US$805.4 million of net cash provided by operating activities during 2004, which, in turn was an increase from net cash provided by operating activities during 2003 of US$511.9 million. The improvement in net cash from operating activities during 2005 as compared to 2004 and 2003 was primarily due to the increased profitability of our operations and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers during these periods. In 2005, there were no significant changes in the terms of payments to our suppliers and our policies in respect of customer advances and accounts as compared to 2004 and 2003.

Financing activities

The following table provides a summary of certain of our material outstanding indebtedness of our Company and our subsidiaries as of December 31, 2005. For additional information on this debt, please refer to the discussion below, as well as to the notes to our consolidated financial statements contained elsewhere in this Form 6-K . For information regarding changes in certain of our outstanding indebtedness subsequent to December 31, 2005, see “—2005” and “—Equipment Financing—2005” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Form 6-K entitled “Risk Factors.”

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security
VimpelCom	Loans from UBS (Luxembourg S.A. (funded by) the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$450.0	June 16, 2009	None	None

VimpelCom	Syndicated loan arranged by Citibank, N.A. and Standard Bank London Limited	LIBOR plus 2.5%	US$425.0	February 28, 2008	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$300.0	October 22, 2011	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.0%	US$300.0	February 11, 2010	None	None

VimpelCom	Loan from Sberbank	8.5%	US$129.8	April 14, 2009	None	Common stock of certain subsidiaries and equipment

VimpelCom Finance	Ruble denominated bonds	9.9%	US$104.2 (3,000.0 Russian rubles)	May 16, 2006	VimpelCom	None

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

VimpelCom	Loan from Svenska	LIBOR plus 0.325%	US$54.8	May 20, 2011	EKN (Swedish Export Credits Guarantee Board)	None

VimpelCom	Loan from Sberbank	8.5%	US$52.5	August 27, 2007	None	Equipment and promissory notes

KaR-Tel	Loan from Citibank Kazakhstan	7.0%	US$34.4	January 17, 2006	VimpelCom	None

VimpelCom	Loan from Bayerische Hypo- und Vereinsbank and Nordea Bank	LIBOR plus 0.35%	US$27.9	May 6, 2010	Euler Hermes Kreditver- sicherungs AG	None

KaR-Tel	Loan arranged by Citibank International Plc, N.A.	LIBOR plus 0.25%	US$26.9	January 24, 2010 and July 24, 2010	VimpelCom for up to US$30.0 million and ECGD	None

VimpelCom	Loan from Bayerische Hypo- und Vereinsbank and Nordea Bank	LIBOR plus 0.35%	US$24.0	May 18, 2010	Euler Hermes Kreditver- sicherungs AG	None

Vostok-Zapad Telecom	Loan from Bayerische Hypo- und Vereinsbank and Nordea Bank	LIBOR plus 0.35%	US$20.1	October 18, 2010	Euler Hermes Kreditver- sicherungs AG and VimpelCom	None

URS	Equipment financing obligations to Marganetsky Mining and Concentration Complex	0.0%	US$15.2 (76.6 Ukrainian hryvnia)	May 3, 2006	None	None

KaR-Tel	Base loan agreement with Bank TuranAlem	Various rates	US$14.1 (US$7.6 and €5.5)	Various dates from September 2006 through December 2009	None	Network equipment and bank accounts

KaR-Tel	Equipment financing obligations to Alcatel	Six-month EURIBOR at varying rates	US$12.7	Various dates through 2007	No	Title to a portion of equipment retained by Lender

VimpelCom	Syndicated loan arranged by Citibank, N.A. and Sumitomo Mitsui Banking Corp. Europe Limited	LIBOR plus 1.5% (A) and 1.65% (B)	US$0.0(1)	November 18, 2008	None	None

Borrower	Type of debt	Interest rate	Outstanding debt (in millions)	Maturity date	Guarantor	Security

KaR-Tel	Loan from European Bank of Reconstruction and Development	LIBOR plus 3.5% (B) and 3.9% (A)	US$0.0(2)	December 18, 2008 (B) and December 18, 2010 (A)	VimpelCom for up to US$20.0 million	None

VimpelCom	Loan from Svenska	Six month LIBOR plus 0.325%	US$0.0(3)	November 30, 2012	EKN (Swedish Export Credits Guarantee Board)	None

(1)	The aggregate principal amount available under this facility is US$250.0 million. As of December 31, 2005, no amounts had been drawn down under the facilities. As of the date of this Form 6-K , we had drawn down US$70.0 million under Facility A and US$80.0 million under Facility B.
(2)	The aggregate principal amount available under this facility is US$100.0 million. As of December 31, 2005, no amounts had been drawn down under this facility. As of the date of this Form 6-K , KaR-Tel had drawn down the entire US$100.0 million.
(3)	The aggregate principal amount available under this facility is US$99.7 million. As of December 31, 2005 we had not drawn down any amount under this loan and as of the date of this Form 6-K , we had drawn down this amount in full.

2001. On October 12, 2001, our subsidiary, KaR-Tel, entered into a base loan agreement with Bank TuranAlem with an aggregate credit limit of €23.3 million. The aggregate amount of the available credit may be extended as loans, bank guarantees, letters of credit and other debt obligations. The different forms of credit bear interest at varying rates ranging from 5.87% up to 8.59% per annum. A portion of the credit matures no later than September 1, 2006 and another portion of the credit matures no later than December 1, 2009. The indebtedness is secured by equipment and charges over bank accounts. As of December 31, 2005, there was approximately US$14.1 million (or approximately US$7.6 million and €5.5 million) outstanding indebtedness under this agreement.

2002. In December 2002, Sberbank provided VimpelCom-Region with a five-year U.S. dollar denominated secured credit line of US$70.0 million. In 2002, VimpelCom-Region drew down US$39.4 million of the credit line and, on March 27, 2003, VimpelCom-Region drew down the remaining balance of the credit line. In August 2003, Sberbank decreased the initial interest rate on this loan from 13.0% per annum to 11.5% per annum. In April 2004, Sberbank decreased the interest rate on this loan from 11.5% per annum to 8.5% per annum. The interest rate may change again upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is being repaid on a quarterly basis since November 2004. The last repayment is scheduled for August 2007. The credit line is currently secured by a pledge of a portion of our GSM equipment and a pledge of certain promissory notes issued by our Company. As of December 31, 2005, there was approximately US$52.5 million outstanding under this credit line.

Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor under this loan. As a result of an amendment entered into on November 29, 2004, some of the restrictive covenants contained in this credit line have become similar to those of our April 2004 Sberbank credit facility (see below). The covenants currently contained in this loan, among others, limit borrowings by our Company and certain of our subsidiaries and require that a specified amount of our Company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our Company’s ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

2003. On May 20, 2003, we issued Russian ruble denominated bonds through Limited Liability Company “VimpelCom Finance,” or VimpelCom Finance, a consolidated Russian subsidiary of our Company, in an aggregate principal amount of 3.0 billion Russian rubles, or approximately US$104.2 million at the Central Bank of Russia exchange rate on December 31, 2005. The bonds were guaranteed by VimpelCom-Region and are scheduled for repayment on May 16, 2006, subject to the redemption right discussed below. Interest on the bonds is payable semi-annually. The annual interest rate for the first two interest payments was 8.8%. The proceeds of the Russian ruble denominated bond offering were used for financing and refinancing the business operations of VimpelCom-Region and its consolidated subsidiaries. Upon consummation of the merger of VimpelCom-Region into VimpelCom, VimpelCom became the obligor of this guarantee.

2004. In April 2004, Sberbank provided our Company with a five-year U.S. dollar denominated secured non-revolving credit line of US$130.0 million. The credit line bears interest at the rate of 8.5% per annum, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. The credit line is repayable in eight equal quarterly installments over a two-year period, beginning on February 27, 2007 and ending April 14, 2009. As of the end of the drawdown period under the credit line, which fell on April 14, 2005, we had drawn down US$129.8 million of the credit line. The credit line is secured by a pledge of shares in certain of our directly and indirectly owned subsidiaries and telecommunications equipment. The proceeds of the credit line may be used to finance the expansion of our business. The credit line with Sberbank contains certain restrictive covenants that, among other things, limit borrowings by our Company and certain of our subsidiaries and requires that a specified amount of our Company’s aggregate credit turnover (as defined in the relevant documentation) be through Sberbank. The credit line also contains a financial covenant requiring that our Company’s ratio of debt to OIBDA on a consolidated basis not exceed 3.0.

On May 7, 2004, in accordance with the terms of the Russian ruble denominated bonds, VimpelCom Finance set the annual interest rate for the third and subsequent interest payments at 9.9%. On May 18, 2004, bondholders exercised a put option on bonds with an aggregate principal amount of approximately 2.5 billion Russian rubles (US$86.1 million at the Central Bank of Russia exchange rate on May 18, 2004), or approximately 83.3% of the outstanding principal amount of the bonds, at 100.0% of the principal amount of the bonds. Bonds that were tendered for redemption pursuant to exercise of the put option right were acquired on May 18, 2004 partly by VimpelCom-Region and partly by Raiffeisen Bank. All of the bonds acquired by VimpelCom-Region and Raiffeisen Bank in connection with the May 18, 2004 redemption have been resold in the Russian secondary market at prices equal to between 99.0% and 103.3% of par value. As of December 31, 2005, the outstanding aggregate principal amount of bonds comprised 3.0 billion Russian rubles (approximately US$104.2 million at the exchange rate as of December 31, 2005), which are traded on the secondary market.

On June 16, 2004, UBS (Luxembourg) S.A. completed an offering of 10.0% loan participation notes due 2009 for the sole purpose of funding a US$250.0 million loan to our Company. On July 14, 2004, UBS (Luxembourg) S.A. completed a second round of debt financing through the issuance of 10.0% loan participation notes due 2009 for the sole purpose of funding an additional US$200.0 million loan to our Company. The notes issued on July 14, 2004 are consolidated and form a single series with the US$250.0 million 10.0% notes due June 16, 2009 that were issued on June 16, 2004. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in June 2009. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 10.0% per annum.

On October 22, 2004, UBS (Luxembourg) S.A. completed an offering of 8.375% loan participation notes due 2011 for the sole purpose of funding a US$300.0 million loan to our Company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in October 2011. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8.375% per annum.

2005. On February 11, 2005, UBS (Luxembourg) S.A. completed an offering of 8.0% loan participation notes due 2010 for the sole purpose of funding a US$300.0 million loan to our Company. The loan participation notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS (Luxembourg) S.A. The loans and the loan participation notes will mature in February 2010. Interest on the loans and the loan participation notes is payable semi-annually at a rate of 8.0% per annum.

On February 28, 2005, we entered into an unsecured syndicated loan facility in the principal amount of US$425.0 million. The transaction was partly underwritten by Citibank, N.A. and Standard Bank London Limited, who were also acting as mandated lead arrangers and bookrunners for the financing. The facility is a three-year unsecured amortizing term loan, with quarterly principal payments beginning one year after the execution date, and bears interest at 2.5% above LIBOR per annum. This syndicated loan contains various restrictive covenants, which include a change of control restriction and financial covenants requiring that our Company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0 and that our Company’s ratio of OIBDA to interest expense on a consolidated basis not exceed 5.0. As of December 31, 2005, we had drawn down US$425.0 million under this facility.

On June 6, 2005, our subsidiary KaR-Tel entered into a loan agreement with Citibank Kazakhstan for up to US$35.0 million. The loan bore interest at an annual rate of 7.0%. On November 30, 2005, KaR-Tel repaid the loan in full and on the same date, Citibank Kazakhstan and KaR-Tel signed an addendum to the loan agreement under which KaR-Tel took out two short-term loans (denominated in the Kazakh tenge) in the amounts of approximately US$19.8 million and US$14.6 million (at the exchange rate as of December 31, 2005). The terms and conditions of these two short-term loans were the same as the original loan agreement with Citibank Kazakhstan. These loans matured on January 17, 2006. Again on January 17, 2006, KaR-Tel repaid these loans in full and on the same date, Citibank Kazakhstan and KaR-Tel signed another addendum to the loan agreement, under which KaR-Tel took two short-term loans (denominated in the Kazakhstani tenge) in the amounts of approximately US$19.8 million and US$14.6 million (at the exchange rate as of December 31, 2005). The terms and conditions of these loans were the same as the original loan agreement with Citibank Kazakhstan and the maturity date was February 17, 2006. On February 1, 2006, KaR-Tel paid these loans in full with proceeds from the EBRD loan, which is discussed below.

On November 18, 2005, we entered into an unsecured syndicated loan facility in the principal amount of US$250.0 million. The transaction was arranged by Citibank, N.A. and Sumitomo Mitsui Banking Corporation Europe Limited, who were also acting as bookrunners for the financing. The facility is a three-year unsecured syndicated loan, consisting of a US$147.0 million revolving loan (Facility A) and a US$103.0 million amortizing term loan (Facility B). The facility initially bears interest at a rate of LIBOR plus 1.5% per annum for Facility A and LIBOR plus 1.65% per annum for Facility B. The interest rate adjusts based on the Company’s credit ratings. Facility A is available for drawing until October 18, 2008 and Facility B is available for drawing until May 18, 2006. This syndicated loan includes various restrictive covenants, which include a change of control restriction and financial covenants requiring that our Company’s ratio of total debt to OIBDA on a consolidated basis not exceed 3.0 and that our Company’s ratio of OIBDA to interest expense on a consolidated basis not be less than 5.0. As of December 31, 2005, we had not drawn down any amounts under these facilities. As of the date of this Form 6-K , we had drawn down US$70.0 million under Facility A and US$80.0 million under Facility B.

On December 16, 2005, our subsidiary KaR-Tel entered into a US$100.0 million loan agreement with the European Bank of Reconstruction and Development, or EBRD. EBRD provided US$50.0 million from its own sources (Tranche A), with the remaining US$50.0 million provided by a group of banks (Citigroup, Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB (publ) and Raffeisen Zentralbank Osterreich) (Tranche B). The interest rate is LIBOR plus 3.9% for Tranche A and LIBOR plus 3.5% for Tranche B. This loan contains various restrictive covenants, which include a change of control restriction and financial covenants applicable to KaR-Tel. As of December 31, 2005, KaR-Tel had not drawn down any amount under this loan. As of the date of this Form 6-K , KaR-Tel had drawn down the entire US$100.0 million. In connection with this loan, VimpelCom provided a parent guarantee for up to US$20.0 million.

Equipment Financing. The following is a summary of our material arrangements of this type.

2004. In February 2004, VimpelCom-Region entered into a non-revolving credit agreement with Svenska with a credit limit of US$69.7 million for the purpose of financing the acquisition of Ericsson telecommunications equipment and refinancing the guarantee premium paid to Swedish Export Credit Agency (“EKN”). The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semiannual installments over a seven-year period. The end of the delivery period for the purchased equipment fell on October 20, 2004, and repayment commenced on November 20, 2004. The credit line is secured by a guarantee from the EKN and was secured by a guarantee from our Company for 20.0% of the outstanding indebtedness under the loan and a pledge of the equipment financed by this loan. In addition to interest payments, VimpelCom-Region has paid EKN a fee in the amount of US$6.8 million, or 9.82% of the total commitment under this loan. VimpelCom-Region is permitted to prepay at interest payment dates any amounts outstanding under this loan. Pursuant to the merger of VimpelCom-Region into VimpelCom, VimpelCom and Svenska entered into an amended and restated form of the credit agreement under which VimpelCom became the obligor under this loan. The interest rate, the repayment date and the guarantee from the EKN remained the same, but under the amended and restated agreement, VimpelCom’s guarantee of VimpelCom-Region’s debt as described above and the restriction on VimpelCom-Region’s ability to pay debt to VimpelCom ceased to exist under this credit facility. This loan also contains various restrictive covenants, which include a change of control restriction and financial covenants requiring that our Company’s ratio of net debt to OIBDA on a consolidated basis not exceed 3.0. On November 3, 2005, VimpelCom and Svenska entered into an amendment agreement, under which the equipment pledge was released and various terms of the amended and restated loan agreement were modified to conform it to the loan agreement signed by VimpelCom and Svenska on November 3, 2005, as described below. As of December 31, 2005, US$54.8 million was outstanding under this loan.

2005. On June 30, 2005, we entered into two non-revolving credit agreements with Bayerische Hypound Vereinsbank AG and Nordea Bank AB (publ) with a total credit limit of US$59.0 million. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loans decreased to US$58.5 million. The credit lines both bear interest at the rate of six-month LIBOR plus 0.35%, which is payable semi-annually. Each of the tranches under the credit line are repayable in ten equal semi-annual installments over a five-year period. These loans also contain various restrictive covenants, which include a financial covenant requiring that our Company’s ratio of senior debt to adjusted OIBDA on a consolidated basis not exceed 4.5. We commenced repaying this loan in November 2005. The credit lines are backed by guarantees from Euler Hermes Kreditversicherungs AG, the German export credit insurer. In addition to interest payments, we paid Euler Hermes Kreditversicherungs AG a guarantee fee in the amount of 5.153% of the total commitment under these loans. As of December 31, 2005, we had drawn down US$57.7 million under these credit agreements.

On June 30, 2005, our subsidiary Vostok-Zapad Telecom entered into a non-revolving credit agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB (publ) with a credit limit of US$22.5 million. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loans decreased to US$21.5 million. The credit line bears interest at the rate of six-month LIBOR plus 0.35%, which is payable semi-annually. The credit line is repayable in ten equal semi-annual installments over a five-year period. This loan also contains various restrictive covenants, which include a financial covenant requiring that our Company’s ratio of senior debt to adjusted OIBDA on a consolidated basis not exceed 4.5. We commenced repaying this loan on November 16, 2005. The credit line is secured by guarantees from Euler Hermes Kreditversicherungs AG and VimpelCom. In addition to interest payments, we paid Euler Hermes Kreditversicherungs AG a guarantee fee in the amount of 5.153% of the total commitment under this loan. As of December 31, 2005, we had drawn down US$21.2 million under the credit agreement.

On September 6, 2005, our subsidiary KaR-Tel entered into a US$30.0 million facility agreement with Citibank International plc, arranged by Citibank, N.A., for the purpose of financing the supply and installation of equipment by Motorola Limited and financing the premium paid to the British Export Credits Guarantee Department, or ECGD. The loan bears interest at the rate of LIBOR plus 0.25% and is repayable in equal semi-annual installments through January 24, 2010 in relation to the loan for the first supply contract and July 24, 2010 in relation to the loan for the second supply contract. The loan is guaranteed by VimpelCom and by the ECGD, to whom we paid a guarantee fee in the amount of US$2.2 million. KaR-Tel is permitted to prepay after September 5, 2006, any amounts outstanding under the loan. As of December 31, 2005, we had drawn down US$26.9 million under this facility.

On November 3, 2005, we entered into a non-revolving credit agreement with Svenska Handelsbanken AB with a credit limit of US$99.7 million. The credit line bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. The credit line is repayable in fourteen equal semi-annual installments over a seven-year period. The end of the delivery period for the purchased equipment is April 30, 2006. The latest date for repayment in full is November 30, 2012. The credit line is secured by a guarantee from the EKN. In addition to interest payments, we paid EKN a guarantee fee in the amount of 7.68% of the total commitment under this loan. VimpelCom is permitted to prepay at interest payment dates any amounts outstanding under this loan. This loan contains various restrictive covenants, which include a change of control restriction and financial covenants requiring that our Company’s ratio of net debt to OIBDA on a consolidated basis not exceed 3.0. As of December 31, 2005, we had not drawn down any amount under this loan and as of the date of this Form 6-K, we had drawn down this amount in full.

Investing activities

We purchase equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 2005, our total payments for purchases of equipment, intangible assets and other non-current assets were approximately US$1,515.3 million (compared to US$1,086.3 and US$563.9 million during 2004 and 2003, respectively). In 2005, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$303.0 million (compared to US$431.0 million and US$42.5 million during 2004 and 2003, respectively).

Our acquisitions during 2003, 2004 and 2005 are described below.

In January and September 2003, VimpelCom-Region acquired 90.0% and 10.0%, respectively, of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region. VimpelCom-Region acquired 49.0% of these shares from Telenor. VimpelCom-Region paid an aggregate purchase price of approximately US$43.1 million for StavTeleSot. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, StavTeleSot became a wholly owned subsidiary of VimpelCom. We are currently in the process of merging StavTeleSot into VimpelCom.

In June 2004, we acquired approximately 93.5% of the outstanding shares of DalTelecom for a purchase price of approximately US$74.1 million. In addition, DalTelecom had short-term debt of approximately US$8.0 million at the time of acquisition. DalTelecom holds cellular licenses for a portion of the Far East super-region. DalTelecom is a GSM-1800 and D-AMPS operator with licenses to operate in three of the 15 regions within the Far East super-region (Khabarovsk Krai, Amur Region and Kamchatka Region) covering a population of approximately 2.7 million people. DalTelecom’s subscriber base as of December 31, 2005 was approximately 1.0 million. In 2005, we acquired the remaining 6.5% of the outstanding shares of DalTelecom in a series of transactions, resulting in DalTelecom becoming a wholly owned subsidiary of VimpelCom. We are currently in the process of merging DalTelecom into VimpelCom.

On July 13, 2004, we acquired the remaining 49.0% of common stock of Beeline-Samara that we did not own for approximately US$12.9 million, resulting in Beeline-Samara becoming a wholly owned subsidiary of VimpelCom. Beeline-Samara has D-AMPS and GSM-1800 licenses for the Samara region, which covers approximately 3.3 million people. At the time of the acquisition, Beeline-Samara had approximately 103,000 D-AMPS subscribers. We are currently in the process of merging Beeline-Samara into VimpelCom.

On September 3, 2004, we acquired KaR-Tel through the purchase of 100.0% of the issued and outstanding shares of KaR-Tel’s parent company, Limnotex, for a purchase price of US$350.0 million, plus US$2.0 million of gross acquisition costs. In addition, KaR-Tel had debt of approximately US$75.0 million, which we assumed at the time of acquisition. KaR-Tel holds a national GSM-900 license for Kazakhstan and at the time of the acquisition served approximately 600,000 subscribers, representing, according to our estimates, a 31.0% market share in Kazakhstan. For a description of some of the risks associated with our acquisition of KaR-Tel, please refer to the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest” and “Risk Factors—Risks Related to Our Business—We may not realize the anticipated benefits from our acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with our acquisitions.”

In July 2005, we acquired 84.4% of the issued and outstanding shares of STM for a purchase price of US$51.2 million. At the same time, we also acquired 60.0% of Limited Liability Company Joint Venture “Sakhalin Telecom Limited,” or Sakhalin Telecom, a fixed line alternative operator, for a purchase price of US$5.0 million. We subsequently sold Sakhalin Telecom in September 2005 for approximately US$5.0 million. At the time we acquired Sakhalin Telecom, it owned 5.2% of STM, which we subsequently purchased for US$3.2 million, increasing our share in STM to 89.6%. STM holds GSM-1800 and D-AMPS licenses for the territory of Sakhalin, one of the regions within the Far East super-region where we do not have a super-region license to conduct cellular operations. At the time of its acquisition, STM had approximately 96,000 subscribers.

On August 22, 2005, we completed the sale of a minority interest of 50.0% minus one share in KaR-Tel’s parent company, Limnotex, to Crowell for a purchase price of US$175.0 million.

On September 15, 2005 and December 26, 2005, we acquired the remaining 0.82% and 0.37% stakes in Orensot, respectively, for a total purchase price of US$0.5 million, which increased our ownership of Orensot to 100.0%.

On November 10, 2005, we acquired 100.0% of URS, a cellular operator in Ukraine, through the acquisition of 100.0% of the issued and outstanding stock of each of its shareholders—Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holding Limited. The total cash purchase price of URS was US$231.2 million plus the assumption of approximately US$23.5 million in debt. URS has a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine’s 27 administrative regions (excluding the City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). At the time of its acquisition, URS had approximately 240,000 subscribers. Our acquisition of URS is currently being challenged by Telenor. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our Company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders” and “Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and “Risk Factors—Risks Related to Our Business—The Telenor Nominees are alleging possible conflicts of interest arising from the alleged business relationships between the Alfa Group Nominees and the sellers of URS, and are claiming that our disclosure with respect to the URS acquisition is inadequate.”

On December 29, 2005, we acquired a 60.0% interest in Tacom, a cellular operator in Tajikistan, for a purchase price of US$11.1 million. A deferred payment of US$0.9 million will be payable one year from the date of purchase under certain specified circumstances. Tacom holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses. At the time of its acquisition, Tacom had approximately 10,000 subscribers. In connection with our acquisition of Tacom, we entered into a shareholders agreement with the remaining shareholders of Tacom that grants us an option to acquire up to the entire remaining interest held by the shareholders under certain circumstances for a price specified in a prescribed formula.

Future capital requirements

Wireless service providers require significant amounts of capital to construct networks and attract subscribers. Our capital expenditures during 2005 were approximately US$1,635.3 million, the majority of which was invested in our network development. In addition, we spent an aggregate of US$307.0 million, net of cash acquired, on acquisitions during 2005. We believe that our capital expenditures during 2006 will remain consistent with the amount spent in 2005. We currently intend to invest in our network development and acquisitions. The actual amount of our capital expenditures for 2006 will be influenced by the pace of subscriber growth over the remainder of the period. The capital expenditure amounts stated above do not include any amounts that may be invested in acquiring existing wireless operators in various license areas and/or in the purchase of cellular licenses in these areas.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash currently held by our Company;

•	operating cash flows;

•	Export Credit Agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to us;

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

Contractual Obligations

The following table summarizes the contractual principal maturities of our long-term debt, including its current portion, and our minimum payments required under our capital lease obligations and purchase obligations, each as of December 31, 2005. We expect to meet our contractual obligation payment requirements with cash flows from our operations and other financing arrangements. Subsequent to December 31, 2005, there have been a number of additional changes in certain of our outstanding indebtedness. For information regarding these changes, see “—Financing activities—2005” and “— Equipment Financing—2005” above.

	Payments due by period (in millions of U.S. dollars)
	Total	Prior to December 31, 2006	January 1, 2007 to December 31, 2009	January 1, 2010 to December 31, 2011	After January 1, 2012
Contractual Obligations(1)
Bank loans	768.6	278.5	466.2	23.9	—
Loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	1,050.0	—	450.0	600.0	—
Equipment financing (including accrued interest)	71.7	35.8	31.6	4.3	—
Ruble denominated bonds	104.2	104.2	—	—	—
Capital lease obligations	3.7	2.9	0.8	—	—
Total	1,998.2	421.4	948.6	628.2	—

(1)	Note that debt payments could be accelerated upon violation of debt covenants.

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes in Russia. The principal differences relate to:

•	revenue recognition;

•	recognition of interest expense and other operating expenses;

•	valuation and depreciation of property and equipment;

•	foreign currency translation;

•	deferred income taxes;

•	capitalization and amortization of telephone line capacity;

•	valuation allowances for unrecoverable assets;

•	capital leases;

•	consolidation and accounting for subsidiaries; and

•	provisions for bad debt.

The consolidated financial statements set forth in this Form 6-K include the accounts of our Company and our consolidated subsidiaries. All inter company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our Company has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

We pay taxes computed on income reported for Russian tax purposes. We base this computation on Russian tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under Russian accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under Russian legislation. As a consequence, our effective tax charge is different under Russian tax rules and under U.S. GAAP.

Certain Factors Affecting our Financial Position and Results of Operations

Inflation

The Russian economy has been characterized by high rates of inflation. We set prices for our products and services in U.S. dollar equivalent units in order to help insulate us from the volatility of the Russian ruble. However, inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2005, 2004 and 2003, Russia’s inflation rates were 10.9%, 11.7% and 12.0% respectively. For the year ended December 31, 2005, inflation rates in Ukraine and Kazakhstan were 10.3% and 7.5%, respectively.

Foreign Currency Translation

Russia. We report to Russian tax authorities and maintain our statutory accounting records in Russian rubles. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars, which is our functional currency.

On November 25, 2002, the AICPA International Practices Task Force concluded that effective January 1, 2003, Russia would no longer be considered highly inflationary. Consequently, we reassessed our functional currency as of January 1, 2003. As of December 31, 2005, the U.S. dollar is the functional currency of our Company and our subsidiaries, except for Sotovaya Company, Orensot, StavTeleSot, DalTelecom, STM, KaR-Tel, URS and Tacom. The U.S. dollar is the functional currency of our Company and our subsidiaries, except for those subsidiaries mentioned above, because the majority of our revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred or payable or otherwise measured in U.S. dollars. Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provisions of Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation.” Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from the translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

Sotovaya Company’s, Orensot’s, StavTeleSot’s, STM’s and DTI’s functional currency is the Russian ruble, because the majority of our revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred or payable or otherwise measured in Russian rubles. Assets and liabilities of these companies are translated into U.S. dollars at exchange rates prevailing on the balance sheet date. Revenues, expenses, gains and losses are translated into U.S. dollars at historical exchange rates prevailing on the transaction dates. Translation adjustments resulting from the process of translating the financial statements of these entities into U.S. dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

The Russian ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the Central Bank of Russia.

On December 31, 2005, 2004 and 2003, the official Russian ruble-U.S. dollar exchange rate was 28.78 rubles per U.S. dollar, 27.75 rubles per U.S. dollar and 29.45 rubles per U.S. dollar, respectively. On December 31, 2005, 2004 and 2003, the official U.S. dollar-Euro exchange rate was US$1.19 per Euro, US$1.36 per Euro and US$1.25 per Euro, respectively.

We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of Russian ruble fluctuations and devaluation, we list tariffs and calculate monthly bills in U.S. dollar equivalent units, although we continue to receive payment in Russian rubles, in accordance with applicable law. As a result, subscribers now pay their bills at the prevailing U.S. dollar Russian ruble exchange rate on the date that payment is made. Subscribers are also charged a 1.0% surcharge to cover the cost of converting Russian rubles into U.S. dollars. In addition, we hedge our Euro denominated liabilities with U.S. dollar-Euro currency forward agreements and by maintaining some cash balance in Euros.

To the extent permitted by Russian law we keep part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Our foreign currency liabilities are primarily associated with the purchase of equipment, loans denominated in foreign currencies and roaming obligations to our international roaming partners. Under applicable law, we are permitted to buy hard currency to settle these contracts. A large proportion of our Euro denominated liabilities is hedged by a series of Euro-U.S. dollar forward currency exchange contracts, and we have cash and cash equivalents denominated in Euros in an amount sufficient to cover the remaining liabilities, details of which are described above. Where possible, we incur indebtedness denominated in U.S. dollars in order to avoid currency exposure.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakhstani tenge. Management has determined KaR-Tel’s functional currency to be the Kazakhstani tenge as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakhstani tenge is not a convertible currency outside Kazakhstan and, accordingly, any conversion of Kazakhstani tenge amounts to U.S. dollars or other foreign currency should not be construed as a representation that Kazakhstani tenge amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2005 and 2004 the official Kazakhstani tenge-U.S. dollar exchange rate was 133.77 and 130 tenges, respectively, per U.S. dollar.

Ukraine. The national currency of the Ukraine is the Ukrainian hryvnia. Management has determined Ukrainian Radio Systems’ functional currency to be the Ukrainian hryvnia as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine and, accordingly, any conversion of Ukrainian hryvnia amounts to U.S. dollars or other foreign currency should not be construed as a representation that Ukrainian hryvnia amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2005 the official Ukrainian hryvnia—U.S. dollar exchange rate was 5.05 per U.S. dollar.

Tajikistan. The national currency of the Tajikistan is the Tajik somoni. Management has determined Tacom’s functional currency to be the Tajik somoni as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan and, accordingly, any conversion of Tajik somoni amounts to U.S. dollars or other foreign currency should not be construed as a representation that Tajik somoni amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates. At December 31, 2005 the official Tajik somoni-U.S. dollar exchange rate was 3.1993 per U.S. dollar

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our consolidated financial statements included elsewhere in this Form 6-K .

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on our network. Value added services include SMS, caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value added tax charged to customers.

Our billing cycles’ cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material

In line with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”, we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of seven years. We depreciate capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. We depreciate buildings using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, vehicles and furniture are depreciated using the straightline method over estimated useful lives ranging from five to ten years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology or changes in our intended use of property and equipment may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods.

In January 2004, we changed the estimated useful life of GSM telecommunications equipment from 9.5 to seven years, due to the Company’s continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies. On January 1, 2004, the New Law came into effect in Russia and on February 11, 2005, the Russian Government adopted the required regulations setting forth the types of telecommunications activities and related terms and conditions. Beginning January 1, 2005, we changed the estimated remaining useful life of GSM telecommunications licenses and allocation of frequencies from the initial expiration dates of the GSM licenses in Russia (held by VimpelCom and our subsidiaries), which varied from August 2006 to November 2012, to December 31, 2012. In November 2005, the Minster of Information Technologies and Communications indicated that the government was preparing to hold tenders for 3G licenses in 2006. We cannot currently accurately predict the effect on the estimated useful life of our GSM telecommunications equipment as a result of 3G licenses being awarded or as a result of the introduction of the 3G technology. Furthermore, we cannot assure you that we will be successful in our ability to acquire a 3G license, which may have a material adverse affect on our business and results of operations. For a description of some of the risks associated with 3G licenses, see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services” and “Risk Factors—Risks Related to Our Business—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, adversely affect our business.”

Goodwill and Intangible Assets

We capitalize payments made to third party suppliers to acquire access to and for use of telephone lines. We account for these payments as intangible assets and they are amortized on a straight-line basis over 10 years. Telecommunication licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. Before January 1, 2002, goodwill was amortized using the straight-line method over the estimated remaining useful life. With the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002, no amortization was taken on these assets during 2002 and 2003. Our other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to 10 years.

The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically we have had no material changes in estimated useful lives of our intangible assets.

In accordance with SFAS No. 142, we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors. Impairment tests require estimates in respect of the identification of reporting units and their fair value. The determination of whether there are impairment indicators requires judgment on our behalf. We use estimated discounted future cash flows to determine the fair value of reporting units. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of reporting units may result in different value for our goodwill, and any related impairment charge.

Long-Lived Assets

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. We test long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers’ inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, current economic trends and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences. As of December 31, 2005, our deferred tax asset amounted to US$88.0 million, net of allowance of US$1.7 million. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

Business Combinations

We allocate purchase prices paid for the acquired businesses based on the fair value of acquired assets, including intangible assets, and assumed liabilities. The determination of the fair value of assets and liabilities is based on various factors, including our estimates of the future discounted cash flows. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of assets and liabilities of the acquired entities may result in different values for these assets and liabilities, goodwill and future depreciation and amortization expense.

Recent Accounting Pronouncements

In April 2004, FASB issued FASB Staff Position FAS 129-1, “Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Financial Instruments” (“FSP FAS 129-1”). FSP FAS 129-1 provides guidance on disclosures of contingently convertible financial instruments, including those containing contingent conversion requirements that have not been met and are not otherwise required to be included in the calculation of diluted earnings per share. The statement was effective immediately, and applies to all existing and newly created securities. The adoption of this statement did not have a material effect on VimpelCom’s results of operations or financial condition.

In November 2004, the EITF issued EITF No. 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. EITF 03-13 assists in the development of a model for evaluating (a) which cash flows are to be considered in determining whether cash flows have been or will be eliminated and (b) what types of continuing involvement constitute significant continuing involvement when determining whether the disposal or sale of a component of a business is to be accounted for as discontinued operations. The adoption of the provisions of EITF No. 0313 is not expected to have a material effect on VimpelCom’s results of operations or its financial position.

On December 16, 2004, FASB issued Statement No. 123 (revised 2004), “Share Based Payment” (“SFAS No. 123R”), which is a revision of SFAS No. 123. Statement No. 123R supersedes APB Opinion No. 25, “Accounting for Stock

Issued to Employees” and amends Statement No. 95, “Statement of Cash Flows.” Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first interim or annual reporting period beginning after June 15, 2005.

SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The Company plans to adopt SFAS No. 123R using the modified prospective method.

The adoption of SFAS No. 123R is expected to have an impact on our results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment,” (“SAB 107”), which expressed views of the SEC staff regarding the application of SFAS No. 123R. The impact of adopting SFAS No. 123R and SAB 107 has not been accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the Consolidated Financial Statements.

In addition to its stock option plans, our Company also has phantom stock plan for members of our board of directors and senior management. For more detail on this plan, please see Note 23 to our consolidated financial statements and the section of this Form 6-K entitled “Management—Compensation.” This plan is currently accounted for as stock appreciation rights in accordance with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” The accounting for this phantom stock plan will also be impacted by the adoption of FAS 123R. While the ultimate compensation cost recorded for any liability award will be measured as the cash ultimately paid to settle the award, the periodic accounting for the liability awards will change from an intrinsic value approach to a periodic fair value measurement using a lattice model. We have yet to quantify the potential impact of FAS 123R as it relates to its outstanding liability awards.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on our results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN No. 47”), “Accounting for Conditional Assets Retirement Obligations.” FIN No. 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN No. 47 was adopted at December 31, 2005. The adoption of FIN No. 47 did not have any effect on the financial position, or results of operations, or cash flow.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which is a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Changes in Interim Financial Statements.” SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of adopting SFAS No. 154 cannot be accurately estimated at this time as no such accounting changes are currently contemplated.

In June 2005, the FASB issued EITF 05-6 “Determining the Amortization Period for Leasehold Improvements.” EITF 05-6 clarifies that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. The guidance is applied prospectively, thus it should be considered in determining the amortization period of leasehold improvements acquired (either directly or in business combinations) in periods beginning after July 1, 2005. The adoption of EITF 05-6 is not expected to have a material effect on the financial position, or results of operations or cash flow.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Form 6-K entitled “Certain Transactions.”

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation. Unamortized debt issue costs were included in other assets. Software was presented separately from other non-current assets. Cost of content revenue related to value added services was reclassified from service costs to service revenues to present content revenue net of related costs. Costs of SIM cards sold were reclassified from cost of telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The Russian ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluation by converting to other currencies is limited. Further, our ability to convert Russian rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and payments of foreign currencies are allowed. To the extent it is permitted under Russian regulations, we keep part of our cash and cash equivalents in interest bearing accounts, in U.S. dollars and Euros, in order to manage against the risk of Russian ruble devaluation. We maintain bank accounts denominated in Russian rubles, U.S. dollars and Euros. Although we attempt to match revenue and cost in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in any foreign currency creates taxable translation gains.

Given that much of our capital expenditures and operating costs are indexed to, or denominated in, U.S. dollars, including service costs, employee compensation expenses and interest expenses, we have taken specific steps to minimize our exposure to fluctuations in the Russian ruble. Although Russian currency control regulations require us to collect virtually all of our revenues in Russian rubles, we price and invoice in U.S. dollars and index our invoices and collections to the applicable U.S. dollar exchange rates. The average period of bank transfer from our customers’ bank accounts to our bank accounts is one business day. Our average daily cash receipts exceed the Russian ruble equivalent of US$10.0 million. In addition, we have Russian ruble exposure from our VAT recoverable balance which is denominated in Russian rubles and may depreciate over time. In May 2003, we issued bonds denominated in Russian rubles. Our obligations under these bonds is the Russian ruble equivalent of US$104.2 million. The bonds mature in May 2006. We keep the balance between obligations and assets denominated in Russian rubles in order to minimize our exposure to fluctuations in the Russian ruble exchange rate. Accordingly, we purchase and sell Russian rubles for U.S. dollars on a spot basis and from time to time have entered into short-term forward agreements with Standard Bank, JPMorgan Bank and Deutsche Bank.

Most of our equipment financing obligations are denominated in Euros, which exposes us to risks associated with the changes in Euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk. In accordance with this policy, we have entered into the forward agreements to hedge our foreign currency risks associated with our equipment financing obligations denominated in Euros.

The following table summarizes information, as of December 31, 2005, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2005 approximates total value.

	Years Ended December 31,						At Dec. 31, 2005	At Dec. 31, 2004
	2006	2007	2008	2009	2010	Thereafter
	(In millions of U.S. dollars)
Assets:
Cash and cash equivalents
Russian rubles	—	—	—	—	—	—	190.9	161.1
Euro and other currencies	—	—	—	—	—	—	4.8	8.8
Liabilities:
Euro denominated long-term debt, including current portion:
Variable rate (six-month EURIBOR , six-month EURIBOR plus 2.9%, 3.5%)	9.3	7.8	1.5	0.8	—	—	19.4	67.6
Tenge denominated short term debt, including current portion:
Fixed rate (7.0%)	34.4	—	—	—	—	—	34.4	—
Ruble denominated long-term debt, including current portion:
Fixed rate (9.9%)	104.2	—	—	—	—	—	104.2	108.1
Hryvnia denominated short-term debt, including current portion	15.2	—	—	—	—	—	15.2	—
Central Bank of Russia:
US$/Russian ruble exchange rate	—	—	—	—	—	—	28.7825	27.7487
Euro/US$ cross rate	—	—	—	—	—	—	1.1877	1.3626
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.2089 per U.S. dollar	2.1	—	—	—	—	—	2.1	6.5
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 1.2079 per U.S. dollar	2.1	—	—	—	—	—	2.1	6.5
Forward agreement to purchase Euro for U.S. dollars at a fixed rate of EURO 0.9599 per U.S. dollar	0.3	—	—	—	—	—	0.3	16.6

As of December 31, 2005, approximately US$605.5 million of our outstanding indebtedness bore interest at variable rates compared to US$200.4 million as of December 31, 2004.

The interest rate under the Sberbank credit lines for our Company may change upon the occurrence of certain events. This potential change in the interest rate is not directly linked to the change in market interest rates. The following table provides information, as of December 31, 2005, about the maturity of our debt obligations for the periods indicated below, which are potentially subject to changes in interest rates.

	Years Ended December 31,						At Dec. 31, 2005	At Dec. 31, 2004
	2006	2007	2008	2009	2010	Thereafter
	(In millions of U.S. dollars)
Vendor financing	—	—	—	—	—	—	—	24.9
Fixed rate	3.38%	—	—	—	—	—	—	—
Bank loans:
VimpelCom loans from Sberbank, U.S. dollar denominated	29.4	88.0	48.7	16.2	—	—	182.3	196.3
Fixed rate	8.5%	8.5%	8.5%	8.5%	—	—	—	—

Our cash and cash equivalents are not subject to any material interest rate risk.

Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)

ARPU and SAC are non-U.S. GAAP financial measures. ARPU is used to measure the average monthly services revenue on a per subscriber basis. ARPU is calculated as service revenue generated by subscribers, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, divided by the average number of our subscribers for the period. SAC is used to measure the average cost of adding a new subscriber. SAC is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added in the period.

We believe that ARPU and SAC provide useful information to investors because they are indicators of the performance of our business operations and assist management in budgeting. We believe that ARPU provides management with useful information concerning usage and acceptance of our services. We believe that SAC assists management in quantifying the incremental costs to acquire a new subscriber. Non-U.S. GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP. Reconciliation of ARPU to service revenue and connection fees and SAC to selling, general and administrative expenses, the most directly comparable U.S. GAAP financial measures, is presented below.

Reconciliation of ARPU to Service Revenue and Connection Fees

(Unaudited, in thousands of U.S. dollars, except for ARPU and subscriber amounts)

	Years Ended December 31,
	2005		2004		2003		2002		2001
Total ARPU:
Total service revenues	US$	3,175,221	US$	2,070,720	US$	1,269,927	US$	728,729	US$	383,321
Less: Connection fees		876		720		1,279		1,962		2,079
Less: Revenue from rent of fiber optic channels		1,370		1,788		1,299		1,831		2,032
Service revenue used to calculate ARPU		3,172,975		2,068,212		1,267,349		724,936		379,210
Average nmber of subscribers (‘000)		35,393		16,986		7,749		3,305		1,208
Total average revenue per subscriber per month	US$	7.5	US$	10.1	US$	13.6	US$	18.3	US$	26.2

Russia ARPU:
Total service revenues	US$	2,997,388	US$	2,025,638	US$	1,269,927	US$	728,729	US$	383,321
Less: Connection fees		876		720		1 279		1,962		2,079
Less: Revenue from rent of fiber optic channels		1,370		1,788		1,299		1,831		2,032
Service revenue used to calculate ARPU		2,995,142		2,023,130		1,267,349		724,936		379,210
Average number of subscribers (‘000)		33,958		16,734		7,749		3,305		1,208
Russia average revenue per subscriber per month	US$	7.4	US$	10.1	US$	13.6	US$	18.3	US$	26.2

Kazakhstan ARPU:
Total service revenues	US$	176,924	US$	45,082		—		—		—
Less: Connection fees		—		—		—		—		—
Service revenue used to calculate ARPU		176,924		45,082		—		—		—
Average number of subscribers (‘000)		1,404		716		—		—		—
Kazakhstan average revenue per subscriber per month	US$	10.5	US$	15.7		—		—		—

Ukraine ARPU:
Total service revenues	US$	1,952		—		—		—		—
Less: Connection fees		—		—		—		—		—
Service revenue used to calculate ARPU		1,952		—		—		—		—
Average number of subscribers (‘000)		239		—		—		—		—
Ukraine average revenue per subscriber per month	US$	4.1		—		—		—		—

Reconciliation of SAC to Selling, General and Administrative Expenses

(Unaudited, in thousands of U.S. dollars, except for SAC and subscriber amounts)

	Years Ended December 31,
	2005		2004		2003
Total SAC:
Revenues from sales of handsets and accessories	US$	30,478	US$	38,711	US$	55,765
Less: Cost of handsets and accessories sold		28,294		30,583		36,447
Selling, general and administrative expenses		1,085,807		720,127		467,655
Less: General and administrative expenses		702,193		454,050		290,870
Sales and marketing expenses, including		383,614		266,077		176,785
advertising & marketing expenses		135,248		68,142		50,867
dealers’ commission expense		248,366		197,935		125,918
Customer acquisition costs		383,614		266,077		176,785
New gross subscribers (‘000)		29,246		19,204		9,144
Total Subscriber Acquisition Cost	US$	13.1	US$	13.9	US$	19.3

Russia SAC:
Revenues from sales of handsets and accessories	US$	30,478	US$	38,711	US$	55,765
Less: Cost of handsets and accessories sold		28,234		30,583		36,447
Selling, general and administrative expenses		1,032,040		707,739		467,655
Less: General and administrative expenses		668,285		447,078		290,870
Sales and marketing expenses, including		363,755		260,661		176,785
advertising & marketing expenses		127,292		67,189		50,867
dealers’ commission expense		236,463		193,472		125,918
Customer acquisition costs		363,755		260,661		176,785
New gross subscribers (‘000)		27,591		18,945		9,144
Russia Subscriber Acquisition Cost	US$	13.2	US$	13.8	US$	19.3

Kazakhstan SAC:
Revenues from sales of handsets and accessories		—		—		—
Less: Cost of handsets and accessories sold		—		—		—
Handsets and accessories subsidies		—		—		—
Selling, general and administrative expenses		51,322	US$	12,388		—
Less: General and administrative expenses		31,822		6,972		—
Sales and marketing expenses, including		19,500		5,416		—
advertising & marketing expenses		7,626		953		—
dealers’ commission expense		11,874		4,463		—
Customer acquisition costs		19,500		5,416		—
New gross subscribers (‘000)		1,616		259		—
Kazakhstan Subscriber Acquisition Cost	US$	12.1	US$	20.9		—

Ukraine SAC:
Revenues from sales of handsets and accessories		—		—		—
Less: Cost of handsets and accessories sold		—		—		—
Selling, general and administrative expenses		2,445		—		—
Less: General and administrative expenses		2,086		—		—
Sales and marketing expenses, including		359		—		—
advertising & marketing expenses		330		—		—
dealers’ commission expense		29		—		—
Customer acquisition costs		359		—		—
New gross subscribers (‘000)		39		—		—
Ukraine Subscriber Acquisition Cost	US$	9.2		—		—

OUR COMPANY

We are a leading provider of wireless telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. We operate our telecommunications services in Russia and Kazakhstan under the “Beeline” brand name. We believe that “Beeline” is one of the most recognized brand names in Russia. We also continue to provide wireless telecommunications services in Kazakhstan under the “K-mobile and “EXCESS” brand names. Based on independent estimates of the number of subscribers of our competitors, we estimate that our market share of subscribers in Russia was 34.3% as of December 31, 2005, compared to 34.6% as of December 31, 2004. We also estimate that, as of December 31, 2005, our market share of subscribers in Kazakhstan was approximately 37.2%, compared to 31.8% as of December 31, 2004 and that our market share of subscribers in Ukraine and Tajikistan was 0.9% and 9.6%, respectively, as of December 31, 2005.

Our license portfolio covers approximately 232.0 million people. Geographically, it covers 78 regions in Russia (with 136.5 million people, representing 94.0% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. As of December 31, 2005, we held GSM licenses for seven out of Russia’s eight super-regions, including the Moscow license area. Additionally, as of December 31, 2005, we held GSM licenses for six smaller regions located within those seven super-regions and for four of the 15 regions within the Far East super-region, the only super-region in Russia for which we do not hold a regional GSM license.

As of December 31, 2005, we had a total subscriber base of approximately 45.4 million, compared to approximately 26.6 million as of December 31, 2004. Of the total number of our subscribers as of December 31, 2005, approximately 43.1 million, or 94.9%, were located in Russia, including 9.3 million subscribers, or 20.5%, in the Moscow license area, and 33.8 million, or 74.4%, in the regions of Russia outside of the Moscow license area. Our remaining subscriber base was located as follows: approximately 2.1 million subscribers, or 4.6%, in Kazakhstan, approximately 256,800, or 0.5%, in Ukraine and approximately 26,500, or less than 0.1%, in Tajikistan.

On January 16, 2006 and February 9, 2006, we acquired 100.0% ownership interests in Buztel and Unitel, respectively, both of whom hold GSM-900 and 1800 licenses for the entire territory of Uzbekistan. At the time of its acquisition, Unitel had approximately 364,000 subscribers, representing, according to our estimates, a 31.0% market share in Uzbekistan.

Overall, our subscriber base increased by 70.9% in 2005. Our subscriber base in Russia—our principal market both in terms of subscribers and revenues—increased by 67.5% in 2005. In 2005, our Moscow license area subscriber base increased by 24.0% and our subscriber base in the regions of Russia outside of the Moscow license area increased by 85.7%. Our subscriber base in Kazakhstan increased by 138.7% in 2005.

History and Development

VimpelCom was formed in 1992 and, in 1996, we became the first Russian company since 1903 to list on the New York Stock Exchange.

In December 1998, Telenor, one of Norway’s leading telecommunications companies, became a strategic partner in our Company. That same year, we became the first major wireless services provider in Russia to offer prepaid plans to our subscribers.

To accelerate the development of our Company’s regional GSM license portfolio, in May 2001, our Company signed an agreement with Alfa Group to purchase strategic ownership interests in our Company. Telenor also participated in the transaction.

In April 2003, we launched operations in St. Petersburg and by the end of that year we had 55 regional networks in commercial operation and a total subscriber base exceeding 10.0 million.

In September 2004, we began to implement our strategic plan to expand our operations into the CIS by acquiring KaR-Tel, a wireless services provider with a national GSM license in Kazakhstan. We have continued our growth strategy throughout 2005 and 2006 by acquiring URS in Ukraine in November 2005, Tacom in Tajikistan in December 2005 and Buztel and Unitel in Uzbekistan in January and February 2006, respectively.

In November 2004 and May 2005, respectively, we completed the mergers of our subsidiaries, VimpelCom-Region and KB Impuls into VimpelCom.

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian and CIS wireless telecommunications markets. We seek to differentiate ourselves from our competitors by providing innovative and high-quality wireless services packages, specialized customer care and a recognized brand name:

•	Recognized brand name. We market our services in Russia and Kazakhstan under our “Beeline” brand name. We also operate under the “K-mobile” and “EXCESS” brand names in Kazakhstan. We plan to roll out our “Beeline” brand name in Ukraine, Tajikistan and Uzbekistan in 2006. In April 2005, we launched a marketing campaign to re-style our major brand name, changing it from “Bee Line GSM” to “Beeline.” As part of the campaign, we introduced a new logo and unveiled a new corporate strategy, which focuses more on customer service and building longer-term relationships with our subscribers. Primarily as a result of our innovative marketing and licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia. In 2005, our “Beeline” brand name was named the most valuable brand in Russia by Interbrand Group, with an estimated value of US$5.0 billion. We believe that the “Beeline” brand provides us with an excellent platform from which we can launch new wireless telecommunications services and ventures throughout Russia and the CIS.

•	Product and service innovation. We offer wireless services packages designed to address the specific needs of major target market segments. For example, our contract services packages offer features targeted at large corporate and high value subscribers, including small and medium-size business subscribers, while our prepaid services packages offer features targeted at the mass market subscriber segment.

•	Specialized customer care. We provide specialized customer service to our different subscriber segments. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn.

•	Broad distribution network. As of December 31, 2005, we had one of the largest distribution networks for wireless services in Russia with 2,950 independent dealers and over 29,640 points of sale. In 2005, we entered into dealer agreements with five national wireless retail chains in Russia, which collectively have over 4,540 points of sale across Russia. As of December 31, 2005, our prepaid scratch cards could be purchased at over 100,980 locations across Russia. We sell prepaid scratch cards at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, restaurants, supermarkets and gas stations. Prepaid subscribers may also replenish their prepaid balances through our “Universal Payment System” service. Subscribers can make payments through this service from a number of convenient locations throughout Russia (including our sales offices, dealers sales outlets, supermarkets, bank branches, gas stations, ATM machines and the Internet). In 2005, our Company collected cash from subscribers at over 43,340 points throughout Russia.

•	Unified, sophisticated wireless network. We believe that we are the only wireless operator in Russia to establish a unified wireless network system throughout our entire coverage area. This allows us to have a centralized billing system and uniform product launches. We build our wireless networks with advanced technology from the world’s leading wireless telecommunications equipment suppliers, such as Alcatel, Ericsson and Nokia, in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced value added services and features. We provide GPRS service throughout our entire coverage territory in Russia and in December 2004, were the first operator in Russia to commercially launch EDGE technology. EDGE is an advanced, high-speed data transmission technology that allows for faster data transmission, as well as the ability to transmit audio/video streaming. As of December 31, 2005, EDGE technology was in commercial operation in more than 30 regions in Russia. We expect to launch EDGE technology in an additional 15 regions in 2006.

Strategy

Our corporate strategy focuses on three major areas: improving revenue growth in Russia, strengthening commercial operations in the CIS and continuing to invest in accordance with our core business principles. The cornerstones of this strategy are as follows:

•	Revenue growth in Russia. According to AC&M Consulting, as of the end of 2005, there were over 125.7 million wireless subscribers in Russia, where the penetration rate grew to 86.6%. As the wireless market in Russia approaches saturation, we are focusing less on subscriber growth and more on revenue growth. Our strategy is to continue revenue growth in Russia by:

•	Improving ARPU from our existing subscribers. Our current business plan contemplates increasing ARPU from our existing subscribers. As subscriber growth rates slow, we believe that ARPU will stabilize as downward pressure on ARPU from the growth of our mass market subscriber segment will be balanced by a proportionate growth in the use of our value added services, which typically yield a higher level of ARPU. In the long term, we expect ARPU to gradually increase as Russia’s average disposable income also increases and as a result of our introduction and marketing of new, specialized products and services to existing subscribers and new corporate and business subscribers.

•	Capturing remaining subscriber growth in the regions of Russia outside of Moscow. Although 2005 appears to be the last year of exceptional annual subscriber growth in Russia, we expect growth to continue throughout 2006, albeit at a slower rate. This growth will come predominantly from the regions of Russia as the penetration rate approached 134.5% in the Moscow license area and 118.4% in St. Petersburg as of December 31, 2005. We intend to focus our regional expansion, marketing and distribution efforts on areas with higher population density, based on factors such as commercial practicability, strategic importance, market potential, regulatory requirements and competition. We intend to expand and enhance our wireless network in those regions of Russia where we were a late entrant and will increasingly tailor marketing activities toward this segment, including offering superior, specialized customer service.

•	Increasing market share in high value segments. As the market in Russia matures, we believe that a key growth opportunity will be the acquisition of high value subscribers from our competitors. In 2005, we introduced a number of products and services specifically geared toward high value subscribers, such as “SMS Packages,” which allow subscribers to purchase at a discount SMSs in groups of 25, 50 and 300, “Mobile Internet” and “Hi Light Club,” an exclusive customer service program available only to our high value subscribers.

•	Improving subscriber loyalty. We recognize the need to continuously build and increase the loyalty of our subscribers, particularly in the high value segment. Accordingly, we have developed marketing activities specifically designed to promote subscriber loyalty.

•	Selectively acquiring regional operators. We have expanded in the regions of Russia primarily through organic growth, augmented by a few selective acquisitions of existing operators for the primary purpose of obtaining their subscribers or to gain access to regions for which we do not have licenses. Our growth strategy has served us well and we intend to continue to expand in the regions in this manner.

•	Developing our business in the CIS. With our recent acquisitions of wireless companies in the CIS, we believe that we are well positioned to become a leading international telecommunications service provider. We will continue to expand our commercial operations in the CIS by:

•	Building an exceptional management team. In all our acquisitions, we strive to ensure a good balance of telecommunications experience and local knowledge in our management teams, and to this effect we have recruited some of our exceptional regional directors from Russia to head operations in our newly acquired companies.

•	Leveraging the strengths of our unified national business model. We have designed and implemented a unified national business model in Russia that draws on our considerable knowledge, experience and expertise with respect to technology and consumer service. We intend to roll out our unified business model in each of the markets of the CIS where we operate. We believe that implementing our unified business model throughout the CIS will enable us to more quickly build a sophisticated network infrastructure, increase network standardization and achieve greater economies of scale in the areas of sales and marketing, customer service, information technology, billing and human resources. We also intend to introduce our “Beeline” brand name across our CIS networks, which will provide us with a single, strong, international brand name from which to market our services and products.

•	Continuing to invest in accordance with our core business principles. As part of our overall business strategy, we will continue to invest in accordance with our core business principles, including our unified business model, marketing, customer service and our people.

GSM Licenses

We hold GSM licenses for seven out of eight of Russia’s super-regions: the Moscow license area, the Central and Central Black Earth license area, the North Caucasus license area, the Northwest license area (which includes the City of St. Petersburg), the Siberian license area, the Ural license area and the Volga license area. In total, our super-regional GSM licenses cover approximately 94.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network. Our super-regional GSM licenses for the Central and Central Black Earth, North Caucasus, Siberian, Northwest and Volga super-regions were previously held by VimpelCom-Region. Our super-regional GSM license for the Moscow license area was previously held by KB Impuls. Five out of our seven super-regional GSM licenses in Russia, including our GSM license for the Moscow license area, will expire in 2008. For a description of some of the risks associated with the expiration of these licenses, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—Five out of our seven super-regional GSM licenses in Russia, including our GSM license for the Moscow license area, will expire in 2008 and any failure on our part to extend existing licenses or procure new licenses to replace our existing licenses may have a material adverse effect on our business and results of operations.”

On November 26, 2004 and May 31, 2005, respectively, we completed the mergers of VimpelCom-Region and KB Impuls into VimpelCom. Although KB Impuls’s licenses were successfully re-issued to our Company, not all of the frequencies and other permissions related to such licenses have been re-issued to us to date. For a description of some of the risks associated with the re-issuance of the licenses, frequencies and permissions, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If the frequencies and other permissions previously held by KB Impuls and the licenses, frequencies and permissions currently held by the Merging Companies are not re-issued to us, or are not reissued to us in a timely and complete manner, our business may be materially adversely affected.”

Our GSM license for the Ural super-region is held through our wholly owned subsidiary Vostok-Zapad Telecom, which we acquired in December 2002. Vostok-Zapad Telecom’s GSM license provides for the operation of a GSM-1800 network in the entire Ural region and a dual band GSM-900/1800 network in seven out of 12 territories within the region.

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. As a result of our acquisitions of DalTelecom and STM, we currently hold GSM-1800 and D-AMPS licenses in four of the 15 regions within the Far East super-region: Amur Region, Kamchatka Region, Khabarovsk Krai and Sakhalin.

In addition to the seven super-regional GSM licenses, we hold GSM licenses for the following six territories, all of which are located within the seven super-regions: Kaliningrad, within the Northwest region; Samara, within the Volga region; Orenburg, within the Ural region; and Stavropol, the Kabardino Balkarskaya Republic and the Karachaevo Cherkesskaya Republic, all within the North Caucasus region.

KaR-Tel holds a national GSM license for the entire territory of Kazakhstan. URS holds a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine’s 27 administrative regions (excluding City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). Our acquisition of URS is currently being challenged by Telenor. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our Company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and “Risk Factors—Risks Related to Our Business— The Telenor Nominees are alleging possible conflicts of interest arising from the alleged business relationships between the Alfa Group Nominees and the sellers of URS, and are claiming that our disclosure with respect to the URS acquisition is inadequate.”

Tacom holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses for the entire territory of Tajikistan. Buztel and Unitel both hold national GSM-900 and 1800 licenses covering the entire territory of Uzbekistan.

The following tables summarize the principal terms of our GSM licenses, including the license areas, issue dates, start-of-service requirements, expiration dates, line capacity requirements and territorial coverage requirements.

Principal Terms and Conditions of our Super Regional GSM Licenses in Russia(1)

License Area	Issue Date	Expiration Date
Moscow	Apr. 28, 1998	Apr. 28, 2008
Central and Central Black Earth	Apr. 7, 2000	Apr. 28, 2008
North Caucasus	Apr. 7, 2000	Apr. 28, 2008
Northwest	Sep. 12, 2002	Sep. 12, 2012
Siberian	Apr. 7, 2000	Apr. 28, 2008
Ural(2)	Nov. 14, 2002	Nov. 14, 2012
Volga	Apr. 7, 2000	Apr. 28, 2008

(1)	In connection with the mergers of VimpelCom-Region and KB Impuls into VimpelCom, the licenses previously held by VimpelCom-Region and KB Impuls were re-issued to VimpelCom. Unlike the previous licenses, the newly reissued licenses do not set forth any start-of-service, territorial coverage or line capacity requirements.
(2)	Our super-regional GSM license for the Ural super-region is held by our wholly owned subsidiary Vostok Zapad Telecom. In addition to the GSM-1800 license it holds covering all 12 territories of the Ural super region, Vostok-Zapad Telecom holds a GSM-900/1800 license covering seven territories of the Ural super region (Komi Republic, Udmurtskaya Republic, Kirov, Kurgan, Sverdlovsk, Komi-Permyatsky autonomous district and Yamal Nenets). These licenses contain certain start-of-service, territorial coverage and line capacity requirements.

Principal Terms and Conditions of our Territorial GSM Licenses in Russia

				Certain Requirements
License Area	Issue Date	Start-of- Service Requirement	Expiration Date	Compliance Date	Line Capacity No Less Than	Population Coverage (%)
Amur Region(1)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	Dec. 31, 2004	3,000	6.0%
				Dec. 31, 2011	20,000	51.0%
				Dec. 31, 2001	500	5.0%
Kabardino Balkarskaya Republic(2)	Mar. 17, 2000	Mar. 17, 2001	Mar. 17, 2010	Dec. 31, 2002	1,300	10.0%
				Dec. 31, 2004	3,000	30.0%
				Dec. 31, 2009	5,000	60.0%
Kaliningrad(3)	Nov. 4, 1996	Feb. 1, 1998	Aug. 1, 2006	Dec. 31, 1996	1,500	10.0%
				Dec. 31, 1997	2,000	20.0%
				Dec. 31, 1998	3,714	30.0%
				Dec. 31, 1999	6,000	50.0%
				Dec. 31, 2001	19,269	95.0%
Kamchatka Region(4)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	Dec. 31, 2004	3,000	10.0%
				Dec. 31, 2011	20,000	70.0%
				Dec. 31, 2001	100	10.0%
Karachaevo Cherkesskaya Republic(5)	May 19, 2000	May 19, 2001	May 19, 2010	Dec. 31, 2010	40,000	60.0%
Khabarovsk Krai(6)	Jan. 10, 2002	July 10, 2003	Jan. 10, 2012	Dec. 31, 2004	5,000	10.0%
				Dec. 31, 2011	30,000	65.0%
Orenburg(7)	June 13, 2000	Aug. 15, 2001	June 13, 2010	Dec. 31, 2001	10,000	5.0%
				Dec. 31, 2003	20,000	10.0%
				Dec. 31, 2005	30,000	16.0%
				Dec. 31, 2010	60,000	32.0%
Sakhalin(8)	Oct. 18, 2001	April 18, 2003	Oct. 18, 2011	Dec. 31, 2002	1,000	N/A
				Dec. 31, 2005	10,000
				Dec. 31, 2011	30,000
Samara(9)	April 17, 2002	Oct. 17, 2003	April 17, 2012	Dec. 31, 2004	20,000	30.0%
				Dec. 31, 2011	80,000	70.0%
Stavropol(10)	Mar. 7, 1997	Mar. 7, 1998	Mar. 7, 2007	Dec. 31, 1998	3,000	10.0%
				Dec. 31, 2000	10,000	60.0%
				Dec. 31, 2003	20,000	80.0%
				Dec. 31, 2007	40,000	90.0%

(1)	The GSM-1800 license for the Amur Republic, which is part of the Far East super region, is held by DalTelecom.

(2)	The GSM-900 license for the Kabardino Balkarskaya Republic, which is part of the North Caucasus super region, is held by Kabardino Balkarsky GSM.
(3)	Extel holds a GSM-900 license for the Kaliningrad region, which is part of the Northwest super region.
(4)	The GSM-1800 license for the Kamchatka Republic, which is part of the Far East super region, is held by DalTelecom.
(5)	The GSM-900 license for the Karachaevo Cherkesskaya Republic, which is part of the North Caucasus super region, is held by Karachaevo Cherkessk TeleSot.
(6)	The GSM-1800 license for Khabarovsk Krai, which is part of the Far East super region, is held by DalTelecom.
(7)	Orensot holds GSM-900/1800 and D-AMPS licenses for the Orenburg region, which is part of the Ural super region.
(8)	The GSM-1800 license for the Sakhalin region, which is part of the Far East super-region, is held by STM.
(9)	The GSM-1800 license for Samara, which is part of the Volga super-region, is held by Beeline-Samara.
(10)	StavTeleSot holds a GSM-900/1800 license for the Stavropol region, which is part of the North Caucasus super region.

Principal Terms and Conditions of our GSM License in the CIS

License Area	Issue Date	Expiration Date	Territorial Coverage
Kazakhstan(1)	Aug. 24, 1998	Aug. 24, 2013	Entire territory of Kazakhstan
Uzbekistan(2)
Unitel GSM-900/1800	Jan. 6, 2005	Aug. 6, 2016	Entire territory of Uzbekistan
Buztel GSM-900/1800	July 21, 2005	July 21, 2020	Entire territory of Uzbekistan
Ukraine(3)
GSM-900	Jan. 13, 2004	April 28, 2010	Entire territory of Ukraine
GSM-1800	Oct. 14, 2005	Oct. 14, 2010	23 out of 27 administrative regions
Tajikistan(4)	June 18, 2004	June 18, 2009	Entire territory of Tajikistan

(1)	KaR-Tel holds a national GSM-900 license. KaR-Tel’s license contains start-of-service requirements ranging over a five-year period and required that the network be completed by December 31, 2005.
(2)	Buztel holds GSM-900/1800 licenses. We acquired a 100.0% interest in Buztel on January 16, 2006. Unitel holds GSM-900/1800 licenses. We acquired a 100.0% interest in Unitel on February 9, 2006.
(3)	URS holds GSM-900/1800 licenses. We acquired a 100.0% interest in URS on November 10, 2005.
(4)	Tacom holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses. We acquired a 60.0% interest in Tacom on December 29, 2005.

Services

We generally offer the following wireless services to our subscribers:

•	voice telephony service;

•	value added services using such technologies as Unstructured Supplementary Services Data (“USSD”), Cell Broadcast, WAP, GPRS and MMS, and in select areas, EDGE technology;

•	access to both national and international roaming service; and

•	other services.

Voice telephony services

We primarily offer our services to our subscribers under two types of payment plans: contract plans and prepaid plans. As of December 31, 2005, approximately 3.2% of our subscribers in Russia were on contract plans and approximately 96.8% of our subscribers in Russia were on prepaid plans. As of December 31, 2005, approximately 1.2% of our subscribers in other countries in the CIS were on contract plans and approximately 98.8% of our subscribers in other countries in the CIS were on prepaid plans. For more information on our tariff plans, please see “—Tariff Plans” below.

Value added services

In addition to basic wireless communications services, we currently offer a number of value added services, including non-voice services. We offer the following value added services, some of which are available only to our Russian subscribers:

•	Basic value added services. We provide our contract and prepaid subscribers with a variety of basic value added services, such as caller-ID, calling line identity restriction, favorite number, voice mail, call forwarding, call waiting, call barring, conference call and “Be Aware.” Our “Be Aware” service informs subscribers via SMS about incoming calls received when their cell phone is out of our service range (e.g., while roaming) or turned off.

•	Messaging. In 1999, we introduced SMS to our subscribers. SMS enables our subscribers to exchange short text messages with other subscribers in our network, as well as subscribers of some of our competitors, including MTS, MegaFon, Sonet, SkyLink and MSS. In May 2002, we launched MMS on a trial basis, free of charge. In January 2004, we started charging for MMS service. MMS enables our subscribers to exchange multimedia messages with subscribers of MegaFon in the Moscow and Northwest license areas and MTS in the Moscow license area. In September 2005, we introduced “SMS Packages,” which allows our subscribers to purchase at a discount SMSs in groups of 25, 50 and 300.

•	Infotainment. We provide “infotainment” services to our subscribers through our “Beeonline” portal, the first Russian portal offering personal digital services, using information from “RIA News,” “Finmarket,” “Map Maker,” “Prime-TASS,” “Gazeta.ru” and other content providers. In 2003, we established a Partnership Program for value added services, which enables third party vendors to deliver their information and entertainment services directly to our “Beeline” subscribers via SMS. In April 2005, we launched a new service on a trial basis called “Chameleon.” This service provides our Beeline subscribers with broadcast messages that download automatically onto their mobile phones. Through a user-friendly interface, subscribers can download ring tones and screen savers, access news, participate in polls and quizzes, and subscribe for SMS and MMS alerts and more.

•	Mobile Internet. Our various mobile Internet services give our subscribers access to the Internet via mobile devices, such as mobile handsets, personal digital assistants and laptops. We launched commercial GPRS-WAP and GPRS-Internet services in April 2002. GPRS is the second generation of high-speed data transmission techniques and Internet connectivity for mobile phones. With GPRS, subscribers can access the Internet any time and any place. We currently provide GPRS services both to our contract and prepaid subscribers in 75 regions of Russia and while traveling internationally. As of December 31, 2005, we had 209 GPRS roaming partners in 87 countries. In addition, we are currently introducing WLAN services to our subscribers in the Moscow license area and EDGE technology in several regions of Russia. EDGE is an advanced, high-speed data transmission technology that allows for faster data transmission, as well as the ability to transmit audio/video streaming.

•	M-Commerce. We offer M-Commerce services that enable our subscribers to purchase goods and services directly through their cell phones. Since its introduction in early 2005, the range of goods and services accessible to our subscribers through this service has increased. For example, our subscribers now have the ability to make utility payments through their cell phones.

•	Services for our corporate and high value users. We provide our corporate and high value users with additional value added services, such as Fixed Mobile Convergence, or FMC, which provides unified phone numbers for office and mobile telephones, Wireless PBX, a special virtual private network for corporate clients, access to corporate networks via GPRS, which allows subscribers to access corporate email and other resources via their cell phone, and corporate SMS, e-mail and voice services. In 2005, we introduced new value added services to our corporate subscribers, including “Mobile Budget” (which allows our corporate clients to set cost limits for their employees using corporate cell phones), “Mobile E-mail” (which allows a subscriber to receive “push e-mail” from the subscriber’s work e-mail on a compatible cell phone or PDA) and “Integration” service (which provides for centralized, personalized customer service for all regional offices of a company).

•	Services designed to improve customer convenience. We offer three major customer convenience products: “Universal Payment System,” “Flexible Recharge” and “Services Management.” Through the “Universal Payment System,” our subscribers can make payments from a number of convenient locations throughout Russia (including our sales offices, dealers sales outlets, supermarkets, bank branches, gas stations, ATM machines and the Internet). Prepaid subscribers may also replenish their prepaid balances using this service. “Flexible Recharge” offers further convenience to our subscribers by providing them with additional ways to replenish their accounts. With this service, our subscribers can activate a payment card for another account. “Services Management” allows our subscribers to turn on and off value added services, change billing plans and request information about outstanding balances and fees, billing plans, list of activated services, etc. Access to “Services Management” is provided via USSD, interactive voice response, the SIM Toolkit or the Internet. USSD technology allows for the transmission of information through our GSM network, which provides us with another way to offer value added services to our subscribers. USSD provides subscribers with a faster, more convenient method to activate prepaid scratch cards and “Universal Payment Cards,” become notified of remaining prepaid balances and gain access to “Beeonline” and “Services Management.”

Roaming

Roaming allows our subscribers, and subscribers of other wireless operators, to receive and make international, local and long distance calls while outside of their home network. Our roaming service is instantaneous, automatic and requires no additional equipment. Because GSM interacts with other standards used by our roaming partners, GSM subscribers can make and receive calls in other locations that also operate a GSM network. As of December 31, 2005, we had active roaming agreements with 506 GSM providers in 188 countries in Europe, Asia, North America, South America, Australia and Africa. In addition, as of December 31, 2005, we provided GPRS roaming with 209 operators in 87 countries, including all major European countries and the United States. As of December 31, 2005, we also had domestic roaming agreements with 58 regional GSM providers in Russia, which provide roaming for our subscribers in more than 220 cities across Russia. We expect to continue entering into additional roaming agreements around the world and in Russia.

Roaming is provided through individual agreements between us and our roaming partners. Generally, each agreement provides that the operator hosting the roaming call send us a bill for the roaming services used by our subscriber while in the host’s network. We pay the host operator directly for the roaming services and then bill the amount due for the provision of roaming services in our subscriber’s monthly bill.

We also have both international and domestic (TAP-file based) roaming services for our prepaid GSM subscribers. In 2003, we became the first Russian wireless company to launch customized application for mobile network enhanced logic, or CAMEL, an intranetwork prepaid roaming service. This service allows prepaid subscribers to automatically receive access to roaming services provided they have a positive balance on their accounts. We believe that CAMEL is a unique business service proposition that allows us to implement real time cost control, provide more dynamic service to our clients and reduce bad debt. As of December 31, 2005, we provided CAMEL roaming with 43 operators in 38 countries.

Tariff Plans

We offer to both our contract and prepaid subscribers a variety of tariff plans, each appealing to a specific subscriber segment and designed to fit different calling patterns. Our principal tariff plans are marketed under our “Beeline” trade name in Russia and Kazakhstan. In addition, we continue to market our services under the “K-mobile” and “EXCESS” brand names in Kazakhstan. We plan to roll out our “Beeline” brand name in Ukraine, Tajikistan and Uzbekistan throughout 2006.

We offer three major prepaid tariff plans without monthly fees to our mass market subscribers: “Time” (for subscribers who have a lot of friends and family on our network, this is a basic tariff plan with a discount for in-network calls); “Boom” (for subscribers who like long conversations, this is a plan with a progressive price discount within one call); “Simple Things” (for subscribers who talk a lot throughout the day, this is a plan with a discount after the first three minutes of paid calls each day).

The following tables summarize the material terms of some of our most popular tariff plans as of December 31, 2005, excluding value added tax:

Tariff Plans in Russia

	Prepaid Plans			Contract Plans(1)
	Boom	Time	Simple Things	Live Easy 60-480	Free Style
Connection	Federal	Federal	Federal	Federal or Local	Federal or Local
Monthly fee (US$)	None	None	None	12.00-70.00	139.00-165.00
Monthly airtime for local calls	None	None	None	60-480 minutes	Unlimited
Per minute, local calls (US$)(2)	0.02-0.22	0.05-0.25	0.02-0.24	0.10-0.19	None

(1)	Not all contract plans are available in every region of Russia.
(2)	Range of tariff prices vary depending on the region of Russia where the subscriber is located.

Tariff Plans in Kazakhstan

	Prepaid Plans			Contract Plans
	EXCESS	Beeline Prime	Beeline Time	K-mobile (Various Plans)(1)	K-mobile Gold	K-mobile Platinum
Connection	Federal	Federal	Federal	Federal	Federal	Federal
Monthly fee (US$)	None	None	None	None	7.50	11.20
Monthly airtime for local calls	None	None	None	None	30 minutes	60 minutes
Per minute, local calls (US$)	0.16-0.46	0.26	0.18-0.36	0.14-0.33	0.16-0.28	0.15-0.26

(1)	Includes the following “K-mobile” tariff plans: Standard, Business, Business + and Classic.

Tariff Plans in Ukraine

	Prepaid Plans			Contract Plans
	MOBI	Universal	Welcome New	Favorite New	Premium	Partner
Connection	Federal	Federal	Federal	Federal	Federal or Local	Federal or Local
Monthly fee (US$)	None	None	None	20.00	45.00-80.00	None
Monthly airtime for local calls	None	None	None	40.00	160-340 minutes	None
Per minute, local calls (US$)	0.02-0.20	0.33-0.47	0.04-0.20	0.05-0.25	0.05-0.25	0.05-0.20

Tariff Plans in Tajikistan

	Prepaid Plans			Contract Plans(1)
	Prepaid	Standard	Millennium	Economic	VIP
Connection	Federal or Local	Federal or Local	Federal or Local	Federal or Local	Federal or Local
Monthly fee (US$)	None	9.40	19.00	37.50	75.00
Monthly airtime for local calls	None	100	200	500 minutes	Unlimited
Per minute, local calls (US$)(2)	0.09-0.19	0.09-0.15	0.09-0.16	0.09-0.17	0.09-0.18

Customer service

We place a high priority on providing consistently high quality customer service to our subscribers. We provide customer service in both Russian and English, 24 hours a day, seven days a week. We now have customer service centers in all of our sales offices throughout the country, including three dedicated walk-in centers in Moscow. In addition, we handle the majority of our customer contacts through six super-regional call centers. Automation has significantly improved our ability to provide high quality customer service to our subscribers. As of December 31, 2005, we employed approximately 3,175 service representatives in our subscriber service department (of which approximately 3,040 were in Russia and approximately 135 were in the CIS), as well as a varying number of personnel on temporary contracts in support functions. Service representatives handle subscriber activation and disconnection, follow up with subscribers who are late in paying their bills and answer questions regarding equipment usage, billing and disconnection due to lack of payment.

We have invested and will continue to invest in our information technology, billing systems and customer service, including the development of call centers. We have also implemented intelligent call routing technology, which allows us to provide specialized service to different market segments of our subscribers.

Customer Payments and Billing

In the first quarter of 2002, we installed a new Customer Care and Billing system, called CCBS Ensemble, to support expected subscriber growth, geographic expansion and the introduction of new services. Amdocs developed CCBS Ensemble and adapted it for the Russian market. We migrated our Moscow based subscribers to CCBS Ensemble in March 2002 and our subscribers in the regions outside of the Moscow license area to CCBS Ensemble in 2003. The accuracy and flexibility of CCBS Ensemble are important components in our strategy to provide efficient and responsive customer service and also permit us to generate accurate and timely subscriber information and analysis. Through CCBS Ensemble, we have integrated our billing, ordering and collection processes onto a single platform, which eliminates the need for redundant systems and enhances our customer service. CCBS Ensemble has supported and will continue to support us in the rapid deployment of advanced next-generation services, such as online stock quotes, traffic reports and entertainment services using mobile devices. It has also been instrumental in enabling us to become the first wireless telecommunications operator to offer commercial GPRS in Russia.

In order to reduce our exposure to ruble devaluation, most of our subscriber invoices specify the amount owed in U.S. dollar equivalents and require payment in Russian rubles based on the exchange rate of the Central Bank of Russia on the date of payment, plus 1.0% to cover the cost of converting Russian rubles into U.S. dollars. Subscribers are required to pay their bills within 25 days of the invoice date. If bills are not paid on time, we block all outgoing calls and subscribers are charged a penalty fee (0.02% of the invoice amount for each day overdue). After 35 days, the telephone number of the subscriber is blocked. In order to reduce the risk of bad debt, we require prospective subscribers to provide copies of valid passports, check the potential subscriber against a list of known bad debtors and enforce credit limits on deposits. Contract subscribers have their telephone number blocked when their accounts become more than 35 days overdue and have their wireless service terminated when their accounts become more than 60 days overdue. Our current policy is to terminate our prepaid subscribers 180 days after their services have been suspended. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to US$0 or below, or (2) an account shows no chargeable activity within six months. However, in the past we have terminated suspended and/or inactive subscribers earlier than 180 days in order to reuse telephone numbers in response to shortages of available federal numbers. We notify subscribers regarding overdue balances using SMS, letters and telephone calls.

Marketing and Sales

Target subscribers

We separate our primary target subscribers into three large groups:

•	large corporate subscribers;

•	small and medium-size business subscribers and high income individual subscribers; and

•	mass market subscribers.

The typical large corporate subscriber is less price sensitive, uses more airtime and pays on a contract basis for our wireless services. We provide our corporate and high use subscribers, including small and medium-size businesses, with a range of additional value added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technical opportunities, such as individual corporate wireless networks.

The typical mass market subscriber is more price sensitive, uses less airtime and prepays for our wireless services. As a result of our mass marketing efforts, combined with a growing acceptance among Russians of wireless telecommunications and declining costs associated with obtaining such services, we are attracting a large number of subscribers from the mass market and expect this trend to continue.

Our subscriber growth has been primarily fueled by GSM subscribers, given the popularity of the GSM standard and our network capacity. Through our GSM network, we are able to offer a number of advanced services to the corporate and high value subscriber, while at the same time provide lower priced services for the more cost-sensitive mass market subscriber.

Advertising

We advertise our services and products under the “Beeline” brand name, which we believe is one of the most recognized brand names in Russia. In April 2005, we launched a marketing campaign to re-style our major brand name, changing it from “Bee Line GSM” to “Beeline.” As part of the campaign, we introduced a new logo and unveiled a new corporate strategy, which focuses on customer service and building longer-term relationships with our subscribers. In 2005, our “Beeline” brand name was named the most valuable brand in Russia by Interbrand Group, with an estimated value of US$5.0 billion, and awarded a Grand Prix for Image Change by “Effie /The Best Brand,” a national award annually honoring outstanding achievements in brand value building in the Russian market.

We provide promotional information in our subscriber invoices and on our prepaid cards to inform subscribers of alternative pricing arrangements, dealer locations and new value added services targeted to specific market segments. Advertising has been placed in popular publications, on radio and television and via outdoor media. We conduct our advertising campaigns in cooperation with our licensees to further increase the exposure of the “Beeline” brand name. We derive substantial marketing benefits from brand recognition, both with existing subscribers traveling outside of our service areas and with potential new subscribers moving into our license areas. We also work with dealers on joint advertising and to ensure that the integrity and high quality image of the “Beeline” brand name is preserved.

Distribution and marketing

As of December 31, 2005, we had one of the largest distribution networks for wireless services in Russia with 2,950 independent dealers and over 29,640 points of sale. In 2005, we entered into dealer agreements with five national wireless retail chains in Russia, which collectively have over 4,540 points of sale across throughout Russia. As of December 31, 2005, our prepaid scratch cards could be purchased at over 100,980 locations across Russia. We sell prepaid scratch cards at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, restaurants, supermarkets and gas stations. Prepaid subscribers may also replenish their prepaid balances through our “Universal Payment System” service. Subscribers can make payments through the “Universal Payment System” at one of many cash collection points located throughout Russia (including our sales offices, dealers sales outlets, supermarkets, bank branches, gas stations, ATM machines and the Internet). In 2005, our Company collected cash from subscribers at over 43,340 points throughout Russia.

Our distribution strategy currently focuses on making our products more affordable and available to potential new subscribers. As a result of this strategy, we tend to attract a greater mix of mass-market subscribers, most of who enroll through independent dealers as compared to our corporate and high value customers who mostly enroll directly with us.

Dealer commissions in both Russia and Kazakhstan are on the decline. As of December 31, 2005, dealer commissions in Russia ranged between US$8.5 and US$100 for new contract subscribers and between US$7 and US$25 for new prepaid subscribers. Average dealer commissions are lower in the regions of Russia than in the Moscow license area. As the proportion of prepaid subscribers increases as a percentage of our total subscriber base, our average dealer commissions per subscriber have decreased. We expect dealer commissions to remain stable in 2006. We believe that we enjoy a good relationship with our dealers. We believe that our prompt and accurate payments to dealers, our timely delivery of products and services and our dealer relationship policies provide us with an advantage over our competitors.

As of December 31, 2005, dealer commissions in Kazakhstan ranged between US$15 and US$27 for new contract subscribers and were approximately US$4 for each prepaid subscriber. Dealer commissions in Ukraine were less than $2.50 per subscriber as of December 31, 2005.

Loyalty programs

Our loyalty programs are designed to retain our existing subscribers. We take a segmented approach to retaining our customers. We offer dedicated service managers to our high-revenue generating customers, as well as various loyalty programs that provide our customers with a benefit for remaining a “Beeline” customer. In 2002, we launched our pilot “Beebonus” loyalty program in the Moscow license area. With a “Beebonus” card, subscribers accumulate bonus points by purchasing goods from participating vendors, which can then be used to pay for our services. In 2004, we expanded our loyalty programs by launching “+15” throughout Russia. Our “+15” program gives a 15.0% discount to our prepaid subscribers for every payment over US$15 for “Beeline” services. In March 2005, we launched the loyalty program “Hi Light Club” for our high value subscribers in the Moscow license area. This program provides our high value subscribers with exclusive customer service via telephone and at our sales offices.

Wireless Equipment and Operations

Wireless network infrastructure

GSM technology is based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE networks, which use Alcatel, Ericsson, Simens, Huawei and Nokia equipment, are integrated wireless networks of base station equipment, packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines.

As of December 31, 2005, we had approximately 3,165 GSM installed base stations, 142 base station controllers, 13 switches and one packet core (four Serving GPRS Support Nodes, or SGSNs) for our dual band GSM network in the Moscow license area, covering approximately 47,000 square kilometers. Our GSM network in the Moscow license area had a capacity of approximately 7.4 million subscribers as of December 31, 2005. We also had installed 12,495 GSM base stations, 318 base station controllers, 97 switches and 13 packet cores (13 SGSN nodes) for our dual band GSM network in the regions outside of the Moscow license area, covering approximately 2.54 million square kilometers, as of December 31, 2005.

As of December 31, 2005, we had approximately 1,125 GSM base stations, 30 base station controllers, seven switches and one packet core (one SGSN node) for our GSM-900 network in Kazakhstan, covering approximately 15 major cities.

In 2006, our network development in Russia will focus on expanding regional network coverage in suburban areas, along key roads and in vacation areas, as well as on increasing our current network capacity to meet planned subscriber growth and network quality targets. In Moscow, we intend to expand indoor and underground coverage, more rapidly adjust our network capacity to changing market demands and upgrade to new products. We also plan on strengthening our wireless networks in Tajikistan (through Tacom) and Ukraine (through URS) and expanding network coverage in Kazakhstan (through KaR-Tel) and Uzbekistan (through Unitel). The first phase of network development in the CIS is to cover all the big cities and areas along the main roads. We are also planning to integrate approximately 200 base stations in Tajikistan, 2,000 base stations in Ukraine, 400 base stations in Uzbekistan and 600 base stations in Kazakhstan into our network by the end of 2006.

We have designed, put into operation and are constantly developing “BeeNet,” our fiber optic network designed to connect base stations and base station controllers to the switches and to interconnect our mobile and gateway switches and platforms and to connect our network to other telecom operators. As of December 31, 2005, our fiber optic network in Russia included over 1,360 telecommunications nodes to which virtually all base stations are connected either directly or through microwave technology. As of December 31, 2005, we had approximately 5,600 kilometers of fiber optic cable in Russia, including 2,490 kilometers of long distance (intercity) fiber optic cable. We have an additional 4,900 kilometers of fiber optic cable currently under construction in Russia. The development of our fiber optic network is in accordance with the expansion plans of our GSM networks. Our fiber optic network is intended to help us resolve transmission capacity problems, increase reliability and quality and be independent from the providers of transmission lines. To the extent excess capacity is available on our fiber optic network, we lease the excess capacity to third parties. In 2004 and 2005, our revenues from leasing excess fiber optic capacity were approximately US$1.8 million and US$1.4 million, respectively.

Site procurement and maintenance

We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain space for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs of buildings for antennas. We are currently engaged in a number of disputes with local environmental authorities who are requesting that our Company receive ecological surveys in connection with our practice of locating base stations on the roofs of residential apartment buildings. Please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—Failure to obtain all permits required to use frequencies or operate telecommunications equipment could result in a disruption of our business.”

In order to provide stable and error-free operation of our wireless networks, our maintenance personnel perform daily software and database integrity checks. Base stations are inspected on a rotational basis every three months. The base station inspection includes checking the battery, power supply and combiners.

Interconnect arrangements and telephone numbering capacity

We need access to a wireline network to enable our subscribers to initiate calls to, and to receive calls from, persons using wireline networks. Our interconnect agreements provide us with this access. We have interconnect agreements with several wireline service providers in Russia, including Golden Telecom, Inc., Komet, MTT, Comstar, Rostelecom and RusSDO.

Pursuant to our interconnection arrangements, we pay for the use of local number capacity and traffic. Interconnection fees typically involve an initial one-time fee, an average monthly fee per line and a per minute of usage traffic fee for local calls and vary depending on the destination called. The use of federal numbers involves a traffic fee based on usage of US$0.015 per minute for local calls. In the past, we have not had to pay for federal telephone numbers, which are allocated by the Federal Communications Agency. However, due to a recent change in the tax code, we are now required to pay 10 Russian rubles per federal telephone number allocated to us after January 1, 2005. The Federal Communications Agency allocates federal numbering capacity on a non-geographical basis for all wireless telecommunications providers in Russia. We currently believe we have been allocated sufficient federal numbering capacity for the development of our network in Russia.

In April 2006, we received a license for long distance and international communications services. The license is valid for a period of seven years and contains the customary conditions for licenses of this kind, including a start-of-service requirement which is December 12, 2007. During 2006, we intend to implement this license by deploying a multiservice federal transit network. For more information, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—Our ability to provide wireless services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.”

We also have interconnection arrangements with operators of long-distance and international communications in the CIS. In Kazakhstan, we have arrangements with Kazakhtelecom and Altel. In Uzbekistan, we have arrangements with Uzbektelecom and in Tajikistan, we have arrangements with Tajiktelecom. In Ukraine, a large percentage of our long-distance and international calls are routed through Ukrtelecom, Ukomline, Utel and Golden Telecom, Inc. We also maintain arrangements with operators of local communications and other cellular operators. All outgoing and incoming traffic is charged on a per-minute basis.

Handsets and accessories

Our subscribers must have a handset that can be used on our wireless networks. Subscribers can purchase handsets from us, from a dealer or supplier or from another service provider. We do not expect to earn a significant profit on the sale of handsets and accessories. Rather, we intend to sell handsets and accessories to help attract subscribers and ensure the supply of handsets in the marketplace. Therefore, we may offer handsets or accessories below cost as part of a sales promotion and in response to competition. In the future, we may consider shifting our handset sales to independent dealers as the wireless market grows and dealers’ retail operations develop.

We sell dual mode GSM-900/1800, dual mode AMPS/D-AMPS and tri-band GSM handsets manufactured by Sony Ericsson, Motorola, Nokia, Philips, Siemens, Alcatel and other suppliers. Alcatel and Nokia provide training to our sales force, dealers and engineering staff as well as cooperate with us on marketing and promotion. We have signed agreements with most of our major handset suppliers that allow us to establish service centers for the repair of their handsets in order to reduce the amount of time that a handset is out of service.

Competition

The Russian wireless telecommunications market

The Russian telecommunications industry has grown rapidly over the past decade as a result of increased demand by individuals and newly created private businesses. Increased demand for wireless services is largely due to the expansion of the Russian economy and corresponding increases in disposable income; declining tariffs and the costs of handsets and accessories, which have made wireless services more affordable to the mass market subscriber segment; advertising, marketing and distribution activities, which has lead to increased public awareness of, and access to, the wireless telecommunications market; and improved service quality and coverage.

The table below indicates the number of subscribers, the wireless penetration rates and the annual subscriber growth in Russia (based on estimates of AC&M Consulting as of December 31, 2005, 2004, 2003 and 2002 and estimates of J’son & Partners & Sotovik.ru as of December 31, 2001).

Period	Subscribers	Penetration Rate	Annual Subscriber Growth
2001	8,040,000	5.5%	133.4%
2002	18,005,000	12.4%	123.9%
2003	36,230,000	25.0%	101.2%
2004	74,350,000	51.2%	105.2%
2005	125,760,000	86.6%	69.1%

The Russian wireless telecommunications market is highly concentrated. Industry analysts estimate that the top three mobile operators—MTS, our Company and MegaFon—collectively held almost 87.5% of the wireless market in Russia as of December 31, 2005. Competition in Russia is intense, especially in the Moscow license area and the City of

St. Petersburg, and we expect competition to increase in the future as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services. As a result of increased competition, wireless providers are utilizing new marketing efforts to retain existing subscribers and attract new ones, including aggressive price promotions.

We compete with at least one other wireless operator in each of our license areas and in many license areas, we compete with two or more wireless operators. Competition is based primarily on local tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

The following table illustrates our primary wireless competitors in Russia and their respective market share as of December 31, 2005.

	Subscribers in Russia	National Market Share	Market Share in Moscow	Market Share in Regions
MTS(1)	44,218,300	35.2%	44.6%	33.1%
VimpelCom(2)	43,096,700	34.3%	40.8%	32.8%
MegaFon(1)	22,764,400	18.1%	14.0%	19.0%
Uralsvyazinform(1)	3,674,200	2.9%	—	—
Tele2(1)	3,129,000	2.5%	—	—
SMARTS(1)	2,801,100	2.2%	—	—

(1)	Source: AC&M Consulting.
(2)	Source: Company estimates.

MTS. One of our primary competitors in Russia is MTS. MTS is the largest GSM wireless operator in Russia in terms of the number of subscribers and has a greater share of the high value subscriber market and greater frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM-900 service. MTS reportedly holds licenses to operate wireless networks in areas populated by approximately 143.5 million people in 87 regions in Russia. We believe that MTS will continue to be our primary competitor in both the Moscow license area and the regions of Russia outside the Moscow license area for the foreseeable future.

According to AC&M Consulting, as of December 31, 2005, MTS had approximately 60.3 million subscribers in Russia and the CIS, including 44.2 million subscribers in Russia, representing a market share of subscribers of approximately 35.2% in Russia.

MegaFon. In addition to MTS, we also compete with MegaFon, the third largest wireless operator in Russia in terms of the number of subscribers. MegaFon holds GSM-900/1800 licenses to operate in all 88 regions of Russia.

According to AC&M Consulting, as of December 31, 2005, MegaFon had approximately 22.8 million subscribers in Russia and the CIS. MegaFon’s market share of subscribers in Russia was approximately 18.1% as of December 31, 2005. In 2003, Alfa Group acquired CT Mobile, which owns approximately 25.1% of MegaFon’s common stock. For more information on Alfa Group’s ownership interest in MegaFon, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—MegaFon, a national telecommunications operator, may receive preferential treatment from the regulatory authorities and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.”

Other competitors in Russia. In addition to MTS and MegaFon, which operate in all of the regions where we operate, we compete with a number of local telecommunications companies. For example, we compete with Closed Joint Stock Company “Middle Volga Interregional Association of Radio and Telecommunication Systems,” or SMARTS, a company that holds licenses, either directly or indirectly through joint ventures, for GSM-900 networks in the Volga license area, certain parts of the Central and Central Black Earth license area, the Ural license area and the North Caucasus license area. We also compete with Uralsvyazinform in the Ural super-region and Tele2 in the cities of St. Petersburg, Belgorod, Kursk, Voronezh, Smolensk, Nizhniy Novgorod, Omsk, Kemerovo, the Udmurtskaya Republic, Rostov-on-Don, Irkutsk and Chelyabinsk.

The Kazakh wireless telecommunications market

According to our estimates, there were approximately 5.5 million subscribers in Kazakhstan as of December 31, 2005, representing a penetration rate of approximately 36.8%. There are currently four wireless operators in Kazakhstan: KaR-Tel, GSM Kazakhstan LLP, JSC Altel and Telecom Service Ltd.

The following table shows our primary wireless competitor in Kazakhstan, GSM Kazakhstan LLP, and its market share as of December 31, 2005:

Operator	Subscribers	National Market Share
GSM Kazakhstan LLP	3,320,000	60.3%
KaR-Tel	2,050,300	37.2%

Source: Company estimates.

GSM Kazakhstan LLP. Currently, KaR-Tel’s only GSM competitor in Kazakhstan is GSM Kazakhstan LLP, which markets its services under the “K-Cell” and “Activ” brand names. GSM Kazakhstan LLP was established in September 1998 pursuant to a joint venture between Turkcell, the largest mobile operator in Turkey, and JSC “Kazakhtelecom,” the national telecommunications provider in Kazakhstan. In May 2000, Turkcell sold all its shares of GSM Kazakhstan LLP to Fintur Holdings BV. As of December 31, 2005, Fintur Holdings BV was owned 58.55% by TeliaSonera and 41.45% by Turkcell. We estimate that K-Cell had approximately 3.3 million subscribers as of December 31, 2005, which, according to our estimates, represents a 60.3% market share. Because of its strategic relationships GSM Kazakhstan LLP may have access to greater financial resources than our Company in the future.

Other competitors in Kazakhstan. JSC Altel is the oldest wireless services provider in Kazakhstan. JSC Altel rolled out its first network in 1994, operating in the analog N-AMPS standard. JSC Altel was the only wireless service provider until 1998 when the Kazakh government issued two GSM licenses—one to KaR-Tel and a second to GSM Kazakhstan LLP. JSC Altel’s market share has fallen dramatically since 1998, but in late 2003, it rolled out a new digital network in CDMA 2000-1x standard in an attempt to introduce a more competitive product. Telecom Service Ltd. operates a N-AMPS network in Almaty and is reported to have fewer than 3,000 subscribers.

According to recent industry reports, the Kazakh information technology and telecommunications agency may auction a third GSM license to a Kazakh cellular operator within the next two years, which could lead to greater price competition and an erosion of our subscriber base.

The Ukrainian wireless telecommunications market

According to AC&M Consulting, there were approximately 30.4 million subscribers in Ukraine as of December 31, 2005, representing a penetration rate of approximately 62.3%. There are currently four wireless operators with national coverage in Ukraine: Kyivstar, Closed Joint Stock Company “Ukrainian Mobile Communications,” or UMC, Astelit and URS.

The following table shows our primary wireless competitors in Ukraine and their respective market share as of December 31, 2005:

Operator	Subscribers	National Market Share
Kyivstar(2)	13,925,000	45.8%
UMC(2)	13,327,300	43.9%
Astelit(2)	2,700,000	8.9%
URS(1)	256,800	0.9%

(1)	Source: Company estimates.
(2)	Source: AC&M Consulting.

Kyivstar and UMC. In Ukraine, we compete primarily with Kyivstar and UMC, who, according to AC&M Consulting, had approximately 13.9 million and 13.3 million subscribers, respectively, as of December 31, 2005. Kyivstar reportedly operates a dual-band GSM-900/1800 network covering more than 96.0% of Ukraine’s population (including approximately 1,300 large cities and towns). Kyivstar is owned 56.5% by Telenor Mobile Communications AS, a sister company of Telenor East Invest AS and a member of the Telenor ASA group of companies and 43.5% by Storm LLC, a member of the Alfa Group of companies. In February 2006, we made a non-binding proposal to Telenor ASA and Altimo, a member of the Alfa Group of companies, to acquire 100.0% of Kyivstar. The proposal is subject to a number of conditions, including completion of due diligence, all approvals and receipt of a fairness opinion from our financial advisor, UBS Limited. For a description of some of the risks associated with this proposed acquisition, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If we invest in or acquire other companies, particularly outside of Russia, we may face certain risks inherent in such transactions.”

The only other GSM operator in Ukraine with territorial coverage throughout the country is UMC. UMC was the first mobile operator in Ukraine and began operating in 1994. In March 2003, MTS, our primary competitor in Russia, acquired 100.0% of UMC’s shares.

The wireless telecommunications market in Tajikistan

According to our estimates, as of December 31, 2005, there were approximately 275,000 subscribers in Tajikistan, representing a penetration rate of approximately 4.1%. The following table shows our primary wireless competitors in Tajikistan and their respective market share as of December 31, 2005:

Operator	Subscribers	National Market Share
Indigo	85,000	30.9%
Babilon Mobile	81,000	29.5%
TT-Mobile	71,600	26.0%
Tacom	26,500	9.6%
TK Mobile	10,000	3.6%

Source: Company estimates.

New technology

Potential users of wireless networks may find their telecommunications needs satisfied by other current and developing technologies, particularly in the broadband wireless services sector. In the future, wireless services, including wireless data services, may also compete more directly with traditional wireline services and with IP protocol telephony, both wireline and wireless.

Third generation, or 3G, wireless technologies are beginning to be implemented in many countries. 3G technologies, including UMTS, are considered significantly superior to existing second generation standards, such as GSM and, therefore, are likely to become competing technologies in the future. The Ministry of Information Technologies and Communications is working on developing a regulatory framework for 3G licenses in Russia. Our Company, MTS and MegaFon have each tested 3G networks in Russia. MegaFon and our Company continue to run 3G test systems. In November 2005, the Ministry of Information Technologies and Communications stated that it expects to announce the procedures for allocating 3G licenses and issue these licenses in 2006. However, such decisions have been delayed in the past.

In July 2004, we completed testing EDGE technology with our major suppliers in several regions, including Moscow and the Northwest, Ural and North Caucasus super-regions. EDGE is an advanced technology that allows subscribers to connect to the Internet and send and receive data, including digital images, web pages and photographs, up to three times faster than an ordinary GSM/GPRS network. As a result, EDGE enables GSM operators to offer higher-speed mobile-data access to its subscribers. In December 2004, we were the first operator in Russia to commercially launch EDGE technology and, as of December 31, 2005, EDGE technology was in commercial operation in more than 30 regions in Russia. We expect to launch EDGE technology in an additional 15 regions in 2006.

Next generation network, or NGN, technology is also expected to be a significant technological development in the future. NGN is a wireless technology that seamlessly combines conventional telephone, business data and Internet capabilities in a single Internet Protocol network that delivers the quality and reliability of traditional telephone networks while offering the innovation and flexibility of the Internet. NGN technologies may mark a turning point for the telecommunications industry from circuit-based networks designed for telephone services to packet-based networks designed for all forms of information and communication services.

Seasonality

Our business is subject to certain seasonal effects. Specifically, sales of our contract and prepaid tariff plans tend to increase during the December holiday season, and then decrease in January and February. Our marketing efforts during periods of decreasing sales help to offset these seasonal effects. As with contract and prepaid tariff plans sales, minutes of use per subscriber also typically decreases in January and February. Our roaming revenues increase significantly from June to September, when many of our subscribers are traveling to vacation destinations outside of our network. Roaming on our network by subscribers of other networks tends to decrease during the December holiday season.

Intellectual Property

We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and Internet domain name. We have registered and applied to register certain trademarks and service marks with the Russian Agency for Patents and Trademarks in connection with our wireless telecommunications businesses.

Our registered trademarks and service marks include our brand name, logos and certain advertising features. With respect to domain names, we have registered the “VimpelCom.com” domain name with Network Solutions, which is one of the principal domain name registration services for the Internet. We have also registered the “VimpelCom.ru,” “beeline.ru,” “beelinegsm.ru,” “beeonline.ru,” “beeplus.ru,” “beeline.tj,” “beeline.ua,” “beeline.kz” and certain other domain names with the Russian Scientific Research Institute on Development of Public Networks. Our copyrights are principally in the area of computer software for service applications developed in connection with our wireless and wireline network platform. We have copyrights to some of the designs we use in marketing and advertising our wireless services in Russia.

Organizational Structure

VimpelCom is the parent company of a number of operating subsidiaries and holding companies. The table below sets forth our significant operating subsidiaries, including those subsidiaries that hold our principal GSM licenses, and our percentage ownership interest in each subsidiary as of December 31, 2005. Our percentage ownership interest and voting power in each of the subsidiaries is identical.

Subsidiary	Country of Incorporation	Percentage Ownership Interest
Beeline-Samara(1)	Russia	100.0%
Closed Joint Stock Company “Karachaevo-Cherkessk Telesot”(2)	Russia	80.0%
Closed Joint Stock Company “Kabardino-Balkarskiy GSM”(2)	Russia	80.0%
Closed Joint Stock Company “Impuls KB”	Russia	100.0%
Closed Joint Stock Company “MSS-Start”	Russia	100.0%
Closed Joint Stock Company “RTI Service-Svyaz”	Russia	100.0%
DalTelecom(1)	Russia	100.0%
Extel(1)	Russia	100.0%
KaR-Tel(3)	Kazakhstan	50.0% plus one share
Orensot(1)	Russia	100.0%
Sotovaya Company(1)	Russia	100.0%
StavTeleSot(1)	Russia	100.0%
STM	Russia	89.6%
Tacom(4)	Tajikistan	60.0%
Vostok-Zapad Telecom(1)	Russia	100.0%
URS(5)	Ukraine	100.0%

(1)	We are currently in the process of merging these subsidiaries into VimpelCom. Please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—If the frequencies and other permissions previously held by KB Impuls and the licenses, frequencies and permissions currently held by the Merging Companies are not re-issued to us, or are not re-issued to us in a timely and complete manner, our business may be materially adversely affected.”
(2)	Owned indirectly through 100.0% ownership interest in StavTeleSot.
(3)	Owned indirectly through 100.0% ownership interest in VimpelCom Finance B.V., which in turn owns a 50.0% plus one share interest in Limnotex, the parent company of KaR-Tel.
(4)	Owned indirectly through 100.0% ownership interest in VimpelCom Finance B.V., the parent company of VimpelCom (BVI) Ltd. which in turn owns a 60.0% interest in Tacom.
(5)	Owned indirectly through 100.0% ownership interest in each of URS’s shareholders: Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited.

In addition, in January and February 2006, our Company indirectly acquired 100.0% ownership interests in two companies incorporated in Uzbekistan—Buztel and Unitel. It is our intention to merge Buztel into Unitel and subsequently sell a minority interest in the merged company to an Uzbek partner.

Management and Employees

As of December 31, 2005, we had approximately 13,300 full time and contract employees in Russia and Kazakhstan working for us in various capacities, including approximately 14 in executive and managerial positions, approximately 3,500 in engineering, construction and information technology, approximately 3,700 in sales, marketing and other commercial operations, approximately 1,770 in finance, administration and legal, approximately 3,520 in customer service, approximately 110 in site acquisitions, regional projects and security, approximately 410 in procurement and approximately 276 in other support functions. In addition, as of December 31, 2005, we had a total of approximately 630 full time and contract employees in Ukraine and Tajikistan. We had approximately 10,940 full time and contract employees working for us in various capacities as of December 31, 2004. We have not experienced any work stoppages and consider relations with our employees to be good.

Properties

Our principal place of business is in a series of five buildings consisting of approximately 24,000 square meters that we own at 10 Ulitsa 8 Marta in Moscow. We use these buildings as an executive, administrative and sales office, warehouse and operating facility. The main switches for our D-AMPS network are also located at this site. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,000 square meters, that are used as administrative offices and warehouse and operating facilities and that house the main switches for our Moscow GSM-900/1800 network. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a sales and administrative office and subscriber service center. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

The table below sets forth our GSM network switches as of December 31, 2005:

License Areas	Number of Switches
Moscow	13
Central and Central Black Earth	18
North Caucasus	18
Northwest	11
Volga	20
Siberian	16
Ural	9
Far East	5
Kazakhstan	7
Ukraine	4
Tajikistan	1

As of December 31, 2005, we had 122 switches for our GSM networks with base station equipment as follows:

	GSM Base Stations	Base Station Controllers	Territorial Coverage (square kilometers)
Total	17,387	507	2.6 million

We believe that our properties are adequate for our current needs and that additional space will be available as needed.

Legal Proceedings

On January 26, 2006, Telenor filed a lawsuit against our Company in the Moscow City Arbitration Court in order to obtain a declaration invalidating the decision of the September 2005 EGM approving the acquisition by our Company of URS as an interested-party transaction. In this lawsuit, Telenor asserts that there were legal violations in the process of convening the September 2005 EGM and approval of the acquisition as an interested party transaction and that, as a result, the decision taken by the September 2005 EGM violated Telenor’s rights and interests and should be invalidated. On January 26, 2006, Telenor filed another lawsuit against our Company in the Moscow City Arbitration Court in order to obtain a declaration that the decision of our General Director relating to our acquisition of URS was invalid. Telenor asserts that the General Director’s decision to complete the acquisition of URS without the approval of eight out of nine members of our board of directors exceeded the scope of his authority under our Company’s charter and the Joint Stock Company Law. On January 31, 2006, Telenor filed a third lawsuit against our Company, the sellers of URS and Mr. Mordechai Korf in the Moscow City Arbitration Court seeking to obtain an order declaring the acquisition of URS invalid and unwinding the acquisition. In support of its claims, Telenor asserts that there were a number of violations of law in the process of convening the September 2005 EGM and the completion of the acquisition of URS and that, as a result, the acquisition was invalid and should be reversed. We believe that the September 2005 EGM was properly convened and the acquisition of URS was properly consummated in accordance with the September 2005 EGM approval, applicable law and our charter. However, the provisions of Russian law and our charter applicable to the convocation of the September 2005 EGM, the effectiveness of the decision of the September 2005 EGM and our implementation of that decision are subject to possible different interpretations and a Russian court could disagree with our interpretation. Therefore, there can be no assurance that we will prevail at any stage of the litigation relating to these lawsuits. In addition, there can be no assurance that other claims by Telenor or other third parties regarding our acquisition, operation and/or funding of URS, challenging our ownership interest in URS or other matters will not be made. There can also be no assurance that any such litigation will not result in the unwinding of the URS acquisition, deprive us of our ownership interest in URS or result in us paying monetary damages and that, in such event, our Company will be able to recover the purchase price that it paid to the sellers, any portion of the funds that our Company invested in URS during the period prior to the unwinding of the URS acquisition or any other monetary losses that our Company will have incurred in connection with our ownership of URS. In the event a decision unfavorable to us in any lawsuits by Telenor or third parties becomes binding, it could have a material adverse effect on our Company, its business, its expansion strategy and its financial results, including an event of default under our outstanding indebtedness. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have a limited noncompete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our Company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and “Risk Factors—Risks Related to Our Business—The Telenor Nominees are alleging possible conflicts of interest arising from the alleged business relationships between the Alfa Group Nominees and the sellers of URS, and are claiming that our disclosure with respect to the URS acquisition is inadequate.”

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. That same day, KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. According to news reports quoting Turkish sources, the order is connected with claims by the Turkish government against the Uzan family, which purportedly used to own the Former Shareholders prior to the Former Shareholders being seized by the Fund. Such news reports, the content of which has not been confirmed by us, further state that the Fund is not seeking the entire US$5.5 billion from KaR-Tel alone, but sent orders for the full amount to approximately 200 different companies that were once controlled by members of the Uzan family. Although we believe that the order to pay is without merit and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds), that these claims or others targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. For more information on this risk, and other risks associated with our acquisition of KaR-Tel, refer to the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—Claims by the Former Shareholders and/or the Fund or others may prevent us from realizing the expected benefits of our acquisition of KaR-Tel, result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness and deprive us of the value of our ownership interest.”

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions following a review of VimpelCom’s 2001 tax filing. The preliminary act stated that VimpelCom owed 2.5 billion Russian rubles (or approximately US$91.0 million at the exchange rate as of December 31, 2004) in taxes plus 1.9 billion Russian rubles (or approximately US$68.0 million) in fines and penalties in addition to amounts that VimpelCom previously paid in 2001 for taxes. Following objections filed by our Company, VimpelCom received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2001 tax year had been reduced to 284.9 million Russian rubles (or approximately US$10.3 million at the exchange rate as of December 31, 2004) in taxes plus 205.0 million Russian rubles (or approximately US$7.4 million at the exchange rate as of December 31, 2004) in fines and penalties. The 88.9% reduction in the final decision by the tax inspectorate primarily related to the acceptance by the tax inspectorate of VimpelCom’s objection regarding the tax inspector’s claim concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly owned subsidiary, KB Impuls, and the withdrawal of the related claim. A significant portion of the final tax decision (excluding fines and penalties) concerns deductions for certain value added taxes that the authorities determined were taken in the wrong period.

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions from a review of VimpelCom’s 2002 tax filing. The act stated that VimpelCom owed an additional 408.5 million Russian rubles (or approximately US$14.7 million at the exchange rate as of December 31, 2004) in taxes plus 172.1 million Russian rubles (or approximately US$6.2 million at the exchange rate as of December 31, 2004) in fines and penalties. The act with preliminary conclusions for 2002 did not contain any claims concerning the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. We filed our objections to the act containing preliminary conclusions and on February 15, 2005, we received a final decision from the tax inspectorate stating that the total amount of additional taxes to be paid by VimpelCom for the 2002 tax year had been reduced to 344.9 million Russian rubles (or approximately US$12.0 million at the exchange rate as of December 31, 2005) in taxes plus 129.1 million Russian rubles (or approximately US$4.5 million at the exchange rate as of December 31, 2005) in fines and penalties. A significant portion of the final tax decision for 2002 (excluding fines and penalties) concerns deductions for certain value added taxes that the authorities determined were taken in the wrong period.

In accordance with the final decisions for 2001 and 2002, during the fourth quarter of 2004, we recorded US$12.0 million, US$5.1 million and US$2.4 million in additional fines and penalties, various taxes and additional income tax, respectively, and US$15.2 million of value added taxes payable, which could be further offset with input value added taxes. Although we do not agree with the final decisions for 2001 or 2002 by the tax inspectorate, we paid the taxes for 2001 and 2002. Notwithstanding such payments, on March 30, 2005, we filed a court claim to dispute the decision of the tax authorities with respect to the 2002 tax audit. On July 6, 2005, the court invalidated the portion of the tax inspectorate’s final decision that related to the tax claim in respect of the 2002 tax audit, in the amount of 603.4 million Russian rubles (US$21.0 million at the exchange rate as of December 31, 2005). This amount included the US$16.5 million in taxes, fines and penalties for the 2002 tax year. This decision was upheld in two appellate instances. Consequently, the tax inspectorate’s final decision in respect of the 2002 tax audit was nulified and the amount of US$21.0 million (at the exchange rate as of December 31, 2005) was invalidated. The tax inspectorate may still appeal the decision with respect to the 2002 tax audit to the High Court of Arbitration and there can be no assurance that the High Court of Arbitration will not overturn the decisions taken in our favor by the lower courts. Based on the amount of the final decision for 2001 and 2002, we understand that the Ministry of Internal Affairs should review this matter and decide whether to initiate a criminal investigation against senior management of the Company. In January 2006, the tax inspectorate commenced its inspection of our Company for the years 2003 and 2004.

On December 10 and 17, 2004, two individual purchasers of our securities filed lawsuits in the United States District Court for the Southern District of New York claiming damages against our Company, our Chief Executive Officer and our Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased our securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions from the review of our 2001 tax filing by the Russian tax inspectorate, which was described in a December 8, 2004 press release by our Company. On February 8, 2005, the City of Westland Police & Fire Retirement System, or Westland, filed a motion to consolidate the two pending lawsuits, appoint Westland as lead plaintiff and appoint its counsel as lead counsel. We objected to Westland’s request for appointment as lead plaintiff. On April 26, 2005, the Court issued an order consolidating the two actions under the caption In re Open Joint Stock Company “Vimpel-Communications” Securities Litigation, 04 Civ. 9742 (NRB), appointing Westland as lead plaintiff and approving their selection of Lerach Coughlin Stoia Geller Rudman & Robins LLP as lead counsel. The compliant was amended in July 2005. The claims in the amended complaint are based principally on the allegations that we failed to disclose prior to December 8, 2004 that (i) in August 2004 the Russian tax authorities began an inspection of the Company’s tax filings for 2001 and other years, and (ii) following the inspection, the Russian tax authorities alleged that value added tax offsets were made incorrectly by the Company. On March 15, 2006, the court dismissed the plaintiffs’ claims with prejudice. However, this decision is subject to appeal. We believe that the allegations in the lawsuit are without merit. Nonetheless, there can be no assurance as to the outcome or effect of an appeal of the decision to dismiss and the ultimate outcome of any subsequent litigation, or that we will not be subject to further such lawsuits by these or other plaintiffs. If an adverse outcome occurs in any such appeal or lawsuit, our business, financial condition and results of operations could be materially adversely affected.

For more detail regarding the lawsuits involving our Company, please refer to the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business.” Other than as set forth in this Form 6-K , there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware), which may have, or have had in the recent past, a material adverse effect on our business and results of operations.

To date, we have no provision in our accounts for any of the matters described above.

MANAGEMENT

Directors and Senior Management

As of March 31, 2006, the members of our board of directors, audit commission and senior management were as follows:

Name(1)	Age	Title
David J. Haines(2)	45	Chairman of Board of Directors
Mikhail M. Fridman(2)	41	Director
Arve Johansen(3)	56	Director
Pavel V. Kulikov(2)	29	Director
Jo Lunder(3)	44	Director
Alexey M. Reznikovich(2)	37	Director
Fridtjof Rusten(3)	39	Director
Henrik E. Torgersen(3)	59	Director
Natalia Tsukanova(2)	39	Director
Alexander V. Izosimov(4)	42	Chief Executive Officer and General Director
Elena A. Shmatova(4)	47	Executive Vice President, Chief Financial Officer
Nikolai N. Pryanishnikov(4)	33	Executive Vice President and General Director, Regions
Kent McNeley(4)	49	Vice President, Chief Marketing Officer
Sergei M. Avdeev(4)	56	Executive Vice President, Business Development in the CIS, Chief Technical Officer
Mattias B. Hertzman(4)	36	Vice President, Chief Strategy Officer
Marina V. Novikova(4)	41	Vice President, Organizational Development and Human Resources
Valery V. Frontov	55	Vice President, Licensing and Regulatory Affairs
Valery P. Goldin	64	Vice President, International and Investor Relations
Alexander Gersh(3)	42	Audit Commission Member
Halvor Bru(3)	49	Audit Commission Member
Nigel J. Robinson(2)	38	Audit Commission Member

(1)	The business address of each of the individuals is Open Joint Stock Company “Vimpel-Communications,” 10 Ulitsa 8-Marta, Building 14, 127083, Moscow, Russia.
(2)	Alfa Group nominee.
(3)	Telenor nominee.
(4)	Member of the management committee.

Under the terms of a shareholders agreement dated as of May 30, 2001 between Telenor and Alfa Group, Telenor and Alfa Group have the right to nominate up to four candidates each for election to our board of directors, for so long as each company beneficially owns at least 25.0% plus one share of our Company’s issued and outstanding voting capital stock. One of the four candidates nominated by each, however, may not be an employee, officer or director of Telenor, Alfa Group or any of their affiliates, unless Telenor or Alfa Group, as the case may be, beneficially owns more than 44.0%, but not more than 50.0%, of our issued and outstanding voting capital stock. In addition, for so long as Telenor beneficially owns at least 25.0% plus one share of our Company’s issued and outstanding voting capital stock, it is entitled to nominate one additional director to our board of directors (subject to Alfa Group’s approval if, at that time, Alfa Group beneficially owns at least 25.0% plus one share of our Company’s issued and outstanding voting capital stock). Such additional director may not be an employee, officer, director and/or other affiliate of Telenor, Alfa Group or any of their affiliates. On February 14, 2005, Telenor ASA, Telenor’s parent company, issued a press release announcing that it commenced an arbitration proceeding against Alfa Group in response to alleged breaches by Alfa Group of the provisions of the shareholders agreement that relate to the nomination of candidates for election to our board of directors. According to recent SEC filings, Alfa Group and Telenor own 32.9% and 26.6%, respectively, of our voting capital stock. Russian law requires that nominees for the board be submitted by shareholders by January 30 of each year for inclusion into the agenda for the annual general shareholders meeting.

There is a risk that Telenor’s and Alfa Group’s respective nominees to our board of directors could use their ability to block certain board decisions in a manner that may not be in our best interest or the interest of our minority shareholders. For example, Telenor Mobile Communications AS, which is the sister company of Telenor East Invest AS, and Storm LLC, a member of the Alfa Group of companies, own 56.5% and 43.5%, respectively, of Kyivstar, a wireless telecommunications operator that directly competes against our subsidiary URS in Ukraine. For more information on this potential conflict of interest and our acquisition of URS, please see the sections of this Form 6-K entitled “Our Company—Legal Proceedings” and “Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our Company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties,” “Risk Factors—Risks Related to Our Business—Telenor and Alfa Group each beneficially owns a significant portion of our equity that allows each of them to block shareholder decisions requiring a 75.0% vote, and their nominees to our board of directors can block board decisions requiring a supermajority vote” and “Risk Factors—Risks Related to Our Business—The Telenor Nominees have alleged possible conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS and have alleged that our disclosure with respect to the URS acquisition has been inadequate.” See also the section of this Form 6-K related to Alfa Group’s acquisition of a minority stake in MegaFon, one of our major competitors, entitled “Risk Factors—Risks Related to Our Business—MegaFon, a national telecommunications operator, may receive preferential treatment from the regulatory authorities and benefit from the resources of its shareholders, potentially giving it a substantial competitive advantage over us.”

Current Directors

David J. Haines has served as a director and chairman of the board of directors of our Company since June 2005. Mr. Haines is Chief Executive Officer in GROHE AG, a position that he has held since 2004. GROHE AG is a world market leader in sanitary fittings and was acquired by private equity houses TPG and Credit Suisse in July 2004. Mr. Haines also serves as chairman of the board of directors of Glacier S.A., which is a subsidiary of GROHE AG. Prior to joining GROHE AG, from 2000 until 2004, he served as Global Marketing Director and Global Brand and Accounts Director at Vodafone Group Plc. From 1998 until 2000, Mr. Haines served as Deputy Division President of the Coca-Cola Company. From 1989 to 1998, Mr. Haines held various positions at Mars Incorporated in Europe, including Moscow. He holds a B.A. First Class Honours from the University of Greenwich in London.

Mikhail M. Fridman has been a director of our Company since July 2001. Mr. Fridman currently serves as chairman of the board of directors of Alfa Group, as well as chairman of the boards of directors of Alfa Bank and OJSC “TNK.” Mr Fridman also serves as a member of the board of directors of CJSC Trade House “Perekriostok.” Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (Altimo) and CJSC Trade House “Perekriostok.” In 1988, Mr. Fridman co-founded the “Alfa-Foto” cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at “Elektrostal” metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen has been a director of our Company since June 2003. Mr. Johansen currently serves as Senior Executive Vice President of Telenor, a position that he has held since 1999. Mr. Johansen is also vice chairman of the board of directors of COSMOTE (Greece) and is a member of the boards of directors of Wireless Matrix Corp. and Eltek. Mr. Johansen held various positions before joining Telenor in 1989, including Chief Executive Officer of Telenor International AS from 1995 to 1999, Vice President of Norsk Telekom AS from 1993 to 1995 and Vice President of TBK AS from 1989 to 1993. Mr. Johansen received a M.Sc. degree in telecommunications from the Norwegian Institute of Technology and completed the Program for Management Development at Harvard Business School.

Pavel V. Kulikov has been a director of our Company since May 2002. Mr. Kulikov has served as Managing Director of Altimo since 2005. From April 2004 until December 2004, he served as the General Director of OOO “Alfa Telecom,” and from 2000 until April 2004 he served as General Director of Alfa Eco Telecom. From 1998 until 2000, Mr. Kulikov served as Deputy General Director of JSC Moscow Black Iron Casting Factory. From 1997 until 1998, Mr. Kulikov served as Deputy General Director of ZAO “MSS-Start,” which is now a wholly owned subsidiary of our Company and a retail dealer for mobile telecommunications companies in the Moscow license area. Mr. Kulikov graduated from Moscow State University.

Jo O. Lunder has been a director of our Company since May 2002. Since February 2005, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. Mr. Lunder also serves as a member of the board of directors of Ferd Holdings AS. Mr Lunder served as chairman of the board of directors of our Company from October 2003 until June 2005. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of our Company, and from May 2001 until October 2003 as our General Director. From September 2000 until April 2001, Mr. Lunder served as our Company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our Company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS. Mr. Lunder earned a bachelor’s degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Alexey M. Reznikovich has served as a director of our Company since May 2002. Since June 2005, Mr. Reznikovich has served as Chief Executive Officer of Altimo, which was created in 2005 from Alfa Eco Telecom, which itself was established in 2004 to hold the telecoms investments of Alfa Group. Mr. Reznikovich is on the board of directors of CJSC Trade House “Perekriostok,” Russian Technology and Alfa Eco Telecom (Altimo). He has also served as a director of Alfa Group since 2002. Mr. Reznikovich founded “EMAX,” a business venture to develop internet centers in Russia, and has been a member of the boards of directors of “EMAX” and “CAFEMAX,” an internet cafe chain, since February 2001. From 1998 through 2001, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld Company in the U.S. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in 1993.

Fridtjof Rusten has been a director of our Company since June 2005. Mr. Rusten currently serves as Senior Vice President of Telenor, a position that he has held since January 2003. He joined Telenor as a Vice President for New Business in January 2000. Prior to joining Telenor, Mr. Rusten served in various capacities at Saga Petroleum AS, focusing on international investments, business development, strategy and mergers and acquisitions. He holds a master’s degree in industrial economics from the Norwegian Institute of Technology.

Henrik Torgersen has been a director of our Company since January 1999. Mr. Torgersen currently serves as Senior Vice President and Adviser to the Chief Executive Officer of Telenor. He is also a member of the boards of directors of the East West Institute and Norwegian-Russian Chamber of Commerce. He joined Telenor in August 1998. Prior to joining Telenor, Mr. Torgersen was an Associate Partner at Andersen Consulting (now Accenture) in the area of electronic commerce. From 1992 to 1998, he worked with Andersen Consulting and was responsible for building and running its Foundation Software Organization in Northern Europe. Mr. Torgersen has more than 15 years of experience as an executive in the information technology industry and worked for eight years with IBM. He holds a master’s degree in technical cybernetics from the Norwegian Institute of Technology and has completed Management Training at IMD in Lausanne, Switzerland.

Natalia Tsukanova has served as a director of our Company since June 2003. Ms. Tsukanova has also served as Vice President of J.P. Morgan since 1997, with responsibility for mergers and acquisitions in the area of natural resources. Prior to joining J.P. Morgan, Ms. Tsukanova worked for the Russian Privatisation Ministry and for Boston Consulting Group in London and Moscow. Ms. Tsukanova holds a Ph.D. and M.A. degree in economics from Moscow State University and Harvard and an MBA with honors from INSEAD University in France.

Senior Management

Alexander V. Izosimov has served as Chief Executive Officer of our Company since October 2003. Mr. Izosimov is currently on the boards of directors of GSM Association, Baltika Breweries Plc and United Confectioneries B.V. He is also a member of the Council on Competitiveness and Entrepreneurship in Russia. Prior to joining our Company, Mr. Izosimov held several senior positions at Mars, Inc. Building on his early background in finance and sales, Mr. Izosimov was general manager at Mars, Inc. for Russia and the CIS until 2001. From 2001 until 2003, Mr. Izosimov served as a member of the Global Executive Management Board and Regional President for the CIS, Central Europe and Nordic regions, with responsibility for more than 20 markets in the region, including all of Russia and the CIS. Prior to joining Mars, Inc. in 1996, Mr. Izosimov worked for McKinsey & Co in Stockholm and London for five years, where he focused on sales and marketing issues as well as cost optimization. Mr. Izosimov graduated from the Moscow Aviation Institute with a M.S. degree in 1987 and holds an MBA from INSEAD.

Elena A. Shmatova has served as Executive Vice President and Chief Financial Officer of our Company since October 2005. She has also served as a Vice President of our Company since June 2004 and as Chief Financial Officer of our Company since January 2003. Ms. Shmatova served as Director of Treasury of our Company from March 2002 until January 2003 and as Financial Controller of our Company from December 1999 until March 2002. From 1992 until 1999, Ms. Shmatova served as Deputy Finance Director, Finance Director and Vice President of Finance at the Sprint Communications/GlobalOne Group of companies in Russia. Prior to 1992, Ms. Shmatova served as a Financial Director of “Express Mail Service-Garantpost” and was an economist at the Ministry of Telecommunications of the USSR and the Center of International Accounting of the Ministry of Telecommunications of the USSR. Ms. Shmatova received a bachelor’s degree in economics from the Moscow Telecommunications University.

Nikolai N. Pryanishnikov has served as Executive Vice President and General Director, Regions of our Company since June 2004. From October 2000 until May 2004, Mr. Pryanishnikov served as First Vice President and Commercial Director of our Company. From May 1999 until October 2000, he held various positions at our Company, including Deputy General Director and Head of Moscow Operations. From May 1992 until May 1999, Mr. Pryanishnikov held various positions at “Moscow Cellular Communications,” including Deputy General Director for Commercial Business, General Director of “Mobile Centre” (ZAO “MSS Start”) and Marketing Director. Mr. Pryanishnikov graduated from the Moscow Automobile and Road Building Institute, the All-Russia Financial Institute and received an MBA degree from the Higher Commercial School at the Ministry of International Economic Relations and Trade of the Russian Federation and International Management University (Paris). Mr. Pryanishnikov received a Ph.D. from the Higher School of Economics and Entrepreneurship at the Ministry of Foreign Relations and Commerce of the Russian Federation.

Kent McNeley has served as Vice President, Chief Marketing Officer of our Company since August, 2005. Mr. McNeley also serves on the board of directors of Loyalty Partners Vostok, a position he has held since January 2006. Prior to joining our Company, Mr. McNeley held senior positions at Eastman Kodak, including Vice President and Chief Marketing Officer for Consumer Imaging and General Manager, Worldwide Output Business. Before joining Eastman Kodak, Mr. McNeley held several senior marketing and general management positions for Citibank in Puerto Rico and Singapore. Mr. McNeley began his career with Procter & Gamble, where he held various positions in manufacturing, marketing, and sales. During his time with Procter & Gamble, he led the marketing launch of their business in Russia. Mr. McNeley graduated from Iowa State University in 1979 with a bachelors of science degree in Engineering.

Sergey M. Avdeev has served as Executive Vice President, Business Development in the CIS, Chief Technical Officer of our Company since October 2005. From June 2004 until October 2005, Mr. Avdeev served as Vice President, Chief Technical Officer of our Company and from October 2000 until June 2004, he served as Vice President, Network Planning and Development. From 1992 until October 2000, Mr. Avdeev held various positions at our Company, including Deputy General Director, Network Planning and Development. Mr. Avdeev graduated from the Moscow State Technical University named after N. Bauman with the equivalent of a Ph.D. in Radio Science. He was also a professor at Moscow State Technical University.

Mattias B. Hertzman has served as Vice President and Chief Strategy Officer of our Company since August 2005. Prior to joining our Company, Mr. Hertzman worked for McKinsey & Co. from 1998 until 2005, focusing on Strategy and Sales & Marketing in the wireless telecommunications industry. Prior to working at McKinsey & Co., Mr. Hertzman worked for Accenture, Oriflame and MoDo Paper. Mr. Hertzman also serves as a member of the Executive Management Committee of the GSM Association. Mr. Hertzman has a degree in Business Administration with a focus on Central and Eastern Europe.

Marina V. Novikova has served as Vice President, Organizational Development and Human Resources of our Company since December 2001. Ms. Novikova is a member of the Management Advisory Committee of our Company. From December 2000 to December 2001, she served as Regional Human Resources Manager for Eastern Europe of AVAYA Communications. From July 1997 to November 2001, Ms. Novikova served as Human Resources Manager of ZAO Lucent Technologies. Ms. Novikova received a degree in linguistics from Moscow Linguistics University.

Valery V. Frontov has served as Vice President of Licensing and Regulatory Affairs of our Company since January 1998 and was a member of our board of directors from January 1999 until July 2001. From December 1994 to June 1998, Mr. Frontov served as head of the Radio Frequency Service. Mr. Frontov received a Candidate of Science degree, which is equivalent to a Ph.D., from the Radio Engineering Department of the Leningrad Military Engineering Academy. Mr. Frontov received a master’s degree in public management from the Academy of National Economy under the Government of the Russian Federation. Mr. Frontov also received a law degree from the Russian Law Academy.

Valery P. Goldin has served as Vice President of International and Investor Relations of our Company since August 1996, and served as a member of our board of directors from September 1996 until July 2001. From October 1992 to September 1996, Mr. Goldin served as Assistant to the President of our Company, with responsibilities for external economic relations. Mr. Goldin graduated from the Moscow Physics and Engineering Institute and received a Candidate of Science degree in physics and mathematics from the Kharkov Institute of Physics and Technology.

Audit Commission Members

Alexander Gersh has been a member of our audit commission since June 2003 and the Chairman of our Audit Commission since 2004. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV. He previously served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 until 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 until 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Halvor Bru has been a member of our audit commission since June 2005. He has held various positions at Telenor since 1994 and is currently serving as Project Director for the Sarbanes Oxley Project. Mr. Bru also served for eight years as Chief Financial Officer of Telenor Mobil AS, one year as Chief Financial Officer of Connect Austria and one year as a director in Telenor Mobile’s product/marketing division. From 1999 until 2004, Mr. Bru was chairman of the board of directors of Telenor’s operations in Montenegro (Pro Monte). Before joining Telenor, he worked for ten years at Aker/Kvaerner and four years with the Lillehammer Olympic Organizing Committee. He holds a master’s degree in economics from the Norwegian School of Economics and Business Administration and has also received supplementary training at the University of Cambridge and University of Marseille.

Nigel J. Robinson has been a member of our audit commission since July 2001. Mr. Robinson currently serves as Director of Corporate Development Finance and Control of Alfa Group, a position he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the supervisory boards of Alfa Group, Alfa Eco Group and Altimo. He also is a member of the supervisory board of Russian Technologies. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

Compensation

We paid our directors, senior managers and audit commission members an aggregate of approximately US$7.8 million for services provided during 2005, excluding approximately US$5.3 million in stock option payouts and US$3.5 million in phantom stock plan payments.

On June 27, 2003, our shareholders approved a new compensation arrangement for our directors to account for their increased responsibilities due to corporate governance legislative reforms in the United States. Specifically, each independent director currently receives annual compensation of US$50,000. Each director who is not independent receives annual compensation of US$20,000. All of our directors are reimbursed for expenses incurred in connection with service as a member of our board of directors.

In addition, directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 18,000 phantom ADSs. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs, which do not involve actual ADSs or shares of common stock, may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs related to their previous period of services at any time from the date of his or her re-election to the date he or she is no longer a director. A director, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•	the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a director upon redemption may not exceed US$3.33 per ADS per year for each one-year term served by the director.

This phantom stock plan for directors replaces the plan that was approved by the shareholders in 1998, the terms of which were substantially similar to the current plan, differing primarily with respect to the number of phantom ADSs that directors were eligible to receive and the redemption price, which was not capped. As of December 31, 2005, an aggregate of 412,500 phantom ADSs had been granted to our directors under our phantom stock plans, of which 250,500 are currently redeemable or are redeemable within 60 days of the date of this Form 6-K .

On April 7, 2006, in response to their continuing responsibilities due to corporate governance legislative reforms, our directors recommended that our shareholders approve a new compensation arrangement for our directors at our next annual general shareholders meeting, scheduled for June 23, 2006. If approved, each unaffiliated director would receive annual compensation of US$100,000 and the chairman of our board of directors would receive annual compensation of US$250,000. Each affiliated director would receive annual compensation of US$40,000. Under the proposed shareholders resolution on this issue, our directors would have authority to determine the definitions of “unaffiliated” and “affiliated.” In addition, a director who serves as head of any of the official committees of our board of directors would receive additional annual compensation of US$25,000. All of our directors would continue to be reimbursed for expenses incurred in connection with service as a member of our board of directors.

Our senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount determined by our CEO and General Director and approved by our Finance committee. Our board of directors determines the aggregate amount of phantom ADSs that our CEO and General Director may grant to our senior managers in each calendar year. In 2004, the board of directors authorized our CEO and General Director to grant 450,000 phantom ADSs to our senior managers in addition to the 450,000 phantom ADSs that were authorized to be granted in 2003. No additional phantom ADSs were authorized to be granted in 2005. Phantom ADSs granted under the plan for our senior managers have a term of three years. A senior manager, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•	the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a senior manager upon redemption may not exceed US$3.33 per ADS per year for each one-year term served by the senior manager.

A senior manager may redeem up to 50.0% of the phantom ADSs granted to him or her on or after the first anniversary of the grant date. The remaining 50.0% of the phantom ADSs may be redeemed on or after the second anniversary of the grant date. In the event of the termination of employment of a senior manager, any phantom ADSs that have not yet become redeemable will terminate. Our board of directors may also decide to grant phantom ADSs to our CEO and General Director under the plan for our senior managers. As of December 31, 2005, an aggregate of 414,000 phantom ADSs had been granted to our senior managers, of which 293,250 are currently redeemable or will become redeemable within 60 days of the date of this Form 6-K . No phantom ADSs have been issued to our CEO and General Director.

Our senior managers and members of our audit commission are also eligible to participate in our 2000 stock option plan, as amended. For more information on our stock option plan, please see the section of this Form 6-K entitled “—Share Ownership—2000 Stock Option Plan.”

On June 27, 2003, our shareholders approved a new compensation arrangement for audit commission members to account for their increased responsibilities due to corporate governance legislative reforms in the United States. Specifically, the chairman of our audit commission receives annual compensation of US$50,000 and each of the other members of our audit commission receives annual compensation of US$20,000. All of the members of our audit commission are reimbursed for expenses incurred in connection with service as a member of our audit commission. On April 7, 2006, in response to our audit commission’s continuing responsibilities due to corporate governance reforms, our directors recommended that our shareholders approve a new compensation arrangement for our audit commission members at our next annual general shareholders meeting, scheduled for June 23, 2006. If approved, the chairman of our audit commission would receive annual compensation of US$100,000 and each other member of our audit commission would receive annual compensation of US$40,000. Each of the members of our audit commission would continue to be reimbursed for expenses incurred in connection with service as a member of our audit commission.

We have entered into indemnification agreements with each of our directors, senior managers and members of our audit commission pursuant to which we have agreed to indemnify each of them for all expenses incurred in connection with claims, suits or proceedings arising out of his or her performance of his or her duties as a director, senior manager or member of our audit commission.

We have obtained insurance on behalf of our senior managers, directors and members of our audit commission for liability arising out of their actions in their capacity as a senior manager, director or member of our audit commission.

We do not have any pension, retirement or similar benefit plans available to our directors, senior managers or audit commission members.

As of March 31, 2006, our directors and senior managers beneficially owned an aggregate of 5,000 shares of our common stock, representing less than .01% of our voting stock. As of March 31, 2006, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock.

2000 Stock Option Plan

On December 20, 2000, our board of directors adopted a stock option plan in order to grant options to certain of our and our subsidiaries’ affiliates, officers, employees, directors and consultants to acquire shares of common stock of our Company. Options are granted by VC ESOP N.V., an indirect wholly owned subsidiary of our Company. Our stock option plan is administered by the board of directors of VC ESOP N.V., which determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share.

We amended and restated our stock option plan in December 2003 and, on April 22, 2005, our board of directors approved Amendment No. 1 to our amended and restated stock option plan in order to, among other things, increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the term of the plan until December 31, 2015. On April 7, 2006, our board of directors approved Amendment No. 2 to our amended and restated stock option plan in order to increase the maximum aggregate number of shares authorized under the plan from 450,000 to 650,000 and to clarify that any shares retransferred to VC ESOP N.V. under the cashless exercise procedure pursuant to the plan would again become available for future grant under the plan. As of December 31, 2005, options to acquire approximately 208,300 shares of our common stock were outstanding, of which options in respect of approximately 35,800 are currently exercisable or are exercisable within 60 days of the date of this Form 6-K .

The exercise prices of the approximately 208,300 shares underlying options outstanding as of December 31, 2005 ranged from US$23.60 per share (US$5.90 per ADS) to US$136.89 per share (US$34.22 per ADS). The options granted vest at varying rates over two to three year periods and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The approximately 35,800 shares underlying currently exercisable options outstanding as of December 31, 2005 are exercisable until dates ranging from the present date to June 2009.

If a plan participant ceases to be an employee of our Company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will have the right to exercise vested options until the earlier of 45 days after the date of termination of employment and December 31, 2015. In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015. If a plan participant ceases to be an employee of our Company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

Share Repurchase Program

In connection with Amendment No. 1 to our stock option plan, our board of directors approved the establishment of a repurchase program, or the 2005 Repurchase Program, under which VC ESOP N.V. repurchased in the open market and in privately negotiated transactions 542,032 ADSs, which is equivalent to 135,508 shares of our common stock. The ADSs were repurchased between April 15, 2005 and December 31, 2005 at an average price of US$33.90 per ADS, for a total aggregate consideration of US$18,374. In connection with Amendment No. 2 to our stock option plan, our board of directors approved the establishment of a second repurchase program, or the 2006 Repurchase Program, under which VC ESOP N.V. is authorized to repurchase in the open market or in privately negotiated transactions up to 800,000 ADSs, which is equivalent to up to 200,000 shares of our common stock, at a price of not more than US$60.00 per ADS.

Both the 2005 Repurchase Program and the 2006 Repurchase Program were established in order to allow for additional stock option grants under our stock option plan. To effectuate both repurchase programs, our board of directors approved written plans for the repurchase of any or all of the ADSs on an automatic basis in compliance with our Company’s insider trading policy, Rule 10b5-1 under the Exchange Act and other applicable securities laws.

Board Practices

Our board of directors currently consists of nine persons, five of whom were nominated by Alfa Group and four of whom were nominated by Telenor. The members of our current board of directors were elected at the June 22, 2005 annual general meeting of our shareholders and will serve until our next annual general meeting of shareholders on June 23, 2006 unless the board in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders. In accordance with Russian law, if a board member submits a resignation, the resignation should be accepted by shareholders at a general meeting in order to be effective.

We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.

Our management committee, which is chaired by our CEO and General Director, is an advisory body that assists the CEO and General Director with the management of our day-to-day activities. The management committee comprises certain key members of our senior management. Recommendations of the management committee remain subject to the approval or veto of our CEO and General Director.

We are required under Russian law and our charter to maintain an audit commission. Our audit commission assists our Company with oversight responsibility and reviews our systems of internal controls and our auditing, accounting and financial reporting processes. Under Russian law and our charter, a member of our audit commission may not simultaneously serve as a member of our board of directors or hold a management position in our Company, such as CEO or General Director. Our audit commission is currently comprised of Alexander Gersh, Halvor Bru and Nigel Robinson, one of whom was nominated by Alfa Group and two of whom were nominated by Telenor. The current members of our audit commission were elected at the June 22, 2005 annual general meeting of our shareholders and are expected to serve until our next annual general meeting of shareholders, which will occur on June 23, 2006.

Our Company maintains a finance committee comprised of three members of the board of directors. The finance committee reviews financial transactions, policies, strategies and capital structure of VimpelCom and its direct and indirect subsidiaries. Our Company also maintains a compensation committee and a corporate governance committee. Our compensation committee is comprised of three members of the board of directors. The compensation committee advises the board on the adoption of plans to ensure effective management of the Company, effective succession planning for the Chief Executive Officer and members of senior management and appropriate compensation programs for the Chief Executive Officer and members of senior management. Our corporate governance committee is comprised of four members of the board of directors. The corporate governance committee develops and recommends guidelines on corporate governance to the board, advises the board on matters relating to shareholder relations and nominates candidates for membership of the board in the event that shareholders do not nominate a sufficient number.

MAJOR SHAREHOLDERS

As of March 31, 2006, we had 51,281,022 issued and outstanding shares of common stock and 6,426,600 issued and outstanding shares of preferred stock. The following table sets forth, as of March 31, 2006, information regarding the beneficial ownership of our common stock and preferred stock by persons known to us to own any of our common stock and preferred stock. Neither of our major shareholders have different voting rights.

Shareholder	Number of Common Shares	Percent of Common Stock	Number of Preferred Shares	Percent of Voting Stock
Telenor East Invest AS(1)	15,337,854	29.9%	—	26.6%
Eco Telecom Limited(2)	12,563,782	24.5%	6,426,600	32.9%
The Bank of New York(3)	22,827,304	44.5%	—	39.6%
Other (including our directors and officers)(4)	552,082	1.1%	—	0.9%

Total	51,281,022	100.0%	6,426,600	100.0%

(1)	As reported on Schedule 13D, Amendment No. 35, filed on April 6, 2006, by Telenor East Invest AS with the SEC. Telenor East Invest AS is a wholly owned subsidiary of Telenor ASA. Telenor has been granted registration rights with respect to the shares of common stock held by it.
(2)	As reported on Schedule 13D, Amendment No. 18, filed on September 19, 2005, by Eco Telecom Limited, part of the Alfa Group of companies, with the SEC. Each share of our preferred stock is entitled to one vote. Eco Telecom Limited has been granted registration rights with respect to the shares of common stock held by it. On May 3, 2005, Alfa Group disclosed that it has pledged 5,120,000 of our common shares to an affiliate of Deutsche Bank AG, as security for US$350.0 million of bonds issued by Eco Telecom Limited, and deposited 7,443,782 of our common shares and 6,426,600 of our preferred shares with The Bank of New York, as escrow agent. Based on information from our registrar and depositary information, as of January 30, 2006 all of these shares were held in a depositary account in the name of ZAO “ING Bank (Eurasia) ZAO” on behalf of BNY Clearing International Nominees Limited. As of January 30, 2006, Eco Telecom Limited was authorized to vote these shares under a power of attorney issued by BNY Clearing International Nominees Limited.
(3)	The Bank of New York is depositary on behalf of approximately 8,625 holders of our ADSs. Based on the holdings of our common stock at March 31, 2006, we estimate that approximately 44.5% of our common stock was held in the U.S. by The Bank of New York.
(4)	We believe that our directors and senior management as a group own less than 1.0% of our common and voting stock.

Please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—A disposition by one or both of our strategic shareholders of their respective stakes in our Company could materially harm our business.” Significant changes in the percentage ownership held by our major shareholders during the last three years are set forth below.

CERTAIN TRANSACTIONS

Alfa Group/Telenor Transaction

Overview

On November 5, 2001, Alfa Group, through Eco Telecom Limited, completed the purchase of 5,150,000 newly-issued common shares for US$103.0 million. Pursuant to the terms of the transaction agreements, which were signed on May 30, 2001, we contributed this US$103.0 million (together with an additional US$15.6 million of our own funds, at the exchange rate as of the date of contribution) as equity to VimpelCom-Region, representing the first of three tranches of equity investments.

In addition to Alfa Group’s purchase of newly-issued shares from our Company, on November 5, 2001, Alfa Group also purchased 6,426,600 preferred shares and 113,102 common shares, for an aggregate consideration of approximately US$26.9 million, from entities controlled by Dr. Dmitri Zimin, our founder and honorary President. In addition, in order to maintain its percentage ownership interest in our Company, Telenor purchased 3,744 common shares that we were holding as treasury shares for a purchase price of approximately US$74,880 and 1,233,369 common shares from entities controlled by Dr. Zimin, for approximately US$24.6 million.

On December 3, 2001, as contemplated by the agreements signed on May 30, 2001, VimpelCom-Region sold to Alfa Group 1,323 newly-issued shares of Type-A convertible voting preferred stock of VimpelCom-Region for an aggregate purchase price of approximately US$442.4. In addition, on December 3, 2001, we sold to Alfa Group one share of common stock of VimpelCom-Region for a purchase price of 1,196,000 Russian rubles, or approximately US$40,000.

On November 12, 2002, the second tranche of equity investments in VimpelCom-Region was completed when Alfa Group, Telenor and VimpelCom each purchased 1,462 common newly-issued shares for approximately US$58.5 million each. In addition, the preferred stock beneficially owned by Alfa Group was redistributed among Alfa Group, VimpelCom and Telenor so that each party owned the same percentage of the voting capital stock of VimpelCom-Region that each would have owned had the preferred stock not been issued to Alfa Group. On August 27, 2003, Alfa Group completed the third and final tranche of equity investment in VimpelCom-Region by purchasing 1,463 newly-issued common shares for approximately US$58.5 million.

Following the third tranche of Alfa Group’s equity investment in VimpelCom-Region, VimpelCom, Alfa Group and Telenor owned 55.3%, 29.8% and 14.9%, respectively, of the voting stock of VimpelCom-Region. Prior to the completion of the merger of VimpelCom-Region into VimpelCom, Telenor owned 28.98% and 25.0% plus 13 shares, respectively, of VimpelCom’s total common stock and total voting stock, and Alfa Group owned 13.05% and 25.0% plus two shares, respectively of VimpelCom’s total common stock and total voting stock.

Merger of VimpelCom-Region Into VimpelCom

On August 28, 2003, our board of directors recommended that our shareholders approve the merger of VimpelCom-Region into VimpelCom and issue new common shares in exchange for the 44.7% stake in VimpelCom-Region that, at the time, we did not own. These recommendations were submitted for shareholder approval at an extraordinary general meeting of shareholders of VimpelCom held in Moscow on October 24, 2003. The shareholders at the extraordinary general meeting approved the merger of VimpelCom-Region into VimpelCom, with more than 99.6% of the shares voted in favor of the merger and the related issuance of 10,948,821 new common shares. As interested parties to the proposed transactions, Alfa Group and Telenor were not eligible to vote on certain resolutions. On a fully diluted basis, the issue of new common shares of VimpelCom represented a 21.4% economic dilution to the shareholders of VimpelCom. The proposed exchange of shares reflected a valuation ratio of 0.91:1 between VimpelCom-Region and the rest of our Company (predominantly our Moscow business), implying that 33.6% of VimpelCom’s market capitalization at that time was attributable to our 55.3% stake in VimpelCom-Region.

On April 16, 2004, our shareholders approved amendments to our charter pursuant to Russian law and on November 26, 2004, we completed the merger of VimpelCom-Region into VimpelCom. Under the terms of the merger, Telenor and Alfa Group received, respectively, 3,648,141 and 7,300,680 newly-issued common shares of VimpelCom in exchange for their combined 44.7% stake in VimpelCom-Region. According to recent SEC filings, Telenor owns approximately 26.6% and 29.9%, respectively, and Alfa Group owns approximately 32.9% and 24.5%, respectively, of our total voting stock and common shares.

Registration Rights

Alfa Group, Telenor and our Company also entered into a registration rights agreement on May 30, 2001, which provides Alfa Group and Telenor with demand and piggyback registration rights with respect to our ADSs and shares of our common stock, but not with respect to any warrants or other securities convertible into or exchangeable for our common stock. Demand and piggyback registration rights may be assigned to permitted transferees and other persons who hold, in the aggregate, at least 25.0% plus one share of our voting capital stock.

Pursuant to the demand registration right, if we receive a written request from Alfa Group or Telenor to effect a registration of ADSs and/or shares of our common stock under the Securities Act the anticipated aggregate offering price of which exceeds US$20.0 million, we will (subject to certain exceptions), as soon as practicable after receipt of the demand, use our best efforts to effect a registration covering these securities. The registration rights agreement also provides that we will not, without the prior written consent of Alfa Group and Telenor, include any of our securities, or the securities of any other person, in any such registration.

Pursuant to the piggyback registration right, if we register any of our securities in connection with an underwritten offering and sale for cash, either for our own account or the account of another one of our shareholders exercising its demand registration right, then we will (subject to certain exceptions) include any ADSs and/or shares of our common stock that Alfa Group and/or Telenor requests to be included in that registration. Any single request made by Alfa Group or Telenor pursuant to its piggyback registration right may not exceed an aggregate of 50.0% of the ADSs or our common stock that it owns at the time of such request, unless it holds less than 7.5% of our issued and outstanding common stock at such time. The piggyback registration right, however, is conditioned on Alfa Group or Telenor, as the case may be, owning or controlling at least 5.0% of our issued and outstanding common stock.

In addition, the rights and obligations of Alfa Group and Telenor, respectively, under the registration rights agreement (other than indemnification rights and obligations) will terminate on the date that such shareholder owns less than 5.0% of our issued and outstanding common stock.

Restrictions on Share Transfers; Non-Competition Agreement

In connection with the agreements signed on May 30, 2001, Alfa Group and Telenor agreed to certain transfer restrictions regarding shares of our Company. These restrictions include a prohibition on transfers to direct competitors of our Company.

In addition, subject to certain exceptions, Telenor and Alfa Group have agreed not to, and have agreed not to permit any of their respective controlled affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5.0% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than VimpelCom and our controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor and Alfa Group so long as they own at least 25.0% plus one share of VimpelCom’s voting capital stock.

In August 2003, our board of directors approved the granting of consent by our Company to Alfa Group’s purchase of an indirect 25.1% equity stake in the Russian cellular operator, MegaFon. The consent contemplates that the parties will explore a possible business combination between MegaFon and our Company in the future.

Acquisitions from Telenor

During 2003, VimpelCom-Region acquired through two separate transactions 100.0% of the outstanding shares of StavTeleSot, the largest mobile telecommunications service provider in the Stavropol region, for an aggregate purchase price of approximately US$43.1 million. VimpelCom-Region acquired a total of 49.0% of these shares from Telenor. In addition, we agreed to extend a credit line to StavTeleSot in the amount of approximately US$9.2 million in order for StavTeleSot to repay a bank loan previously guaranteed by Telenor. Subsequent to the merger of VimpelCom-Region into VimpelCom on November 26, 2004, StavTeleSot became a wholly owned subsidiary of VimpelCom.

Acquisition of URS

On November 10, 2005, we acquired a 100.0% interest in URS from Karino Trading Limited, a British Virgin Islands limited liability company, and the following Cyprus limited liability companies: Grovepoint Trading Limited,

Denistron Enterprises Limited, Casburt Traders & Investors Limited and Agartek Investments Limited. We paid a total cash purchase price of US$231.2 million and assumed approximately US$23.5 million in debt. One of the members of our board of directors, Pavel Kulikov, was on the board of directors of Karino Trading Limited at the time of the acquisition. Our acquisition of URS is currently being challenged by Telenor. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our Company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be challenged by other parties” and “Risk Factors—The Telenor Nominees have alleged possible conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS, and have alleged that our disclosure with respect to the URS acquisition has been inadequate.”

Acquisition of Buztel

On January 16, 2006, we acquired 100.0% of the outstanding shares of Buztel, which holds national GSM-900 and 1800 licenses that cover the entire territory of Uzbekistan, for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt. Prior to our acquisition, Buztel was owned by an affiliate of Altimo (previously known as Alfa Telecom Limited), a Moscow-based telecom investment company and member of Alfa Group.

Disposal of Sakhalin Telecom

On September 22, 2005, we completed the sale of our 60.0% ownership interest in Sakhalin Telecom, a fixed line alternative operator in the Far East super-region, to Limited Liability Company “EDN Sovintel,” or Sovintel, a subsidiary of Golden Telecom, Inc., for a purchase price of approximately US$5.0 million. Alfa Group and Telenor reportedly own approximately 29.6% and 20.3%, respectively, of the common stock of Golden Telecom, Inc. We purchased a 60.0% ownership interest in Sakhalin Telecom from Cable & Wireless in 2005, in connection with our purchase of 84.4% of outstanding shares of STM.

Service Obligation Agreements

In October 2003, we entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel and other services. The annual fee for the services is the equivalent of US$3.5 million, which is paid in monthly installments in Russian rubles. Telenor may elect to issue quarterly invoices with payment to Telenor in either Russian rubles or U.S. dollars, in which case the amount of each such invoice shall be treble the amount of a monthly invoice. The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. This agreement expired in September 2005 and was replaced by two other agreements—a general agreement for the provision of personnel services and a general services agreement.

Under the general agreement for the provision of personnel services, Telenor assigns certain of its personnel to us or our affiliates at our request. The fees payable are stated in offers issued by Telenor in response to our requests for personnel. The fees vary depending on the number, experience and specialization of the personnel provided under the agreement.

Under the general services agreement, Telenor renders to us or our affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and our Company. We pay Telenor an annual fee of US$0.5 million for the services. In addition, in the event Telenor’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) we must pay to Telenor an additional service fee equal to the U.S. dollar equivalent of 8,000 Norwegian krones per person for each day of work performed on the engagement.

We had a similar service obligation agreement with Telenor between April 1999 and October 2003. Under that agreement we paid Telenor approximately US$3.3 million between 1999 and 2003. Secondees provided by Telenor to our Company included our former CEO and General Director, Jo Lunder, and a number of other senior employees with substantial technical and industry expertise.

In October 2003, we entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$3.5 million (paid in Russian rubles). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. This agreement expired in 2004 and has not been extended by our Company.

In August 2003, we entered into a services agreement with subsidiaries of Alfa Group for the provision of certain services in connection with the re-issuance of the telecommunications licenses, frequencies and other permissions previously held by VimpelCom-Region to VimpelCom. This agreement was completed when the licenses were re-issued to VimpelCom and Eco Telecom Limited received the equivalent of US$3.5 million (paid in Russian rubles) in 2005.

Consulting Services Agreements with Members of Our Board of Directors

Our Company currently retains Jo Lunder, a member of our board of directors, for consulting services rendered for a fee of US$140,000 per year. Our Company currently retains David Haines, the chairman of our board of directors, for consulting services rendered for a fee of US$160,000 per year.

Agreements with Sovintel

As part of our strategy to attract new large corporate subscribers, we entered into agreements with competitive local exchange carriers Combellga and Sovintel, which together control over 33.0% of their market. In December 2004, Combellga merged with and into Sovintel. Sovintel is a wholly owned subsidiary of Golden Telecom, Inc. Alfa Group and Telenor reportedly own approximately 29.6% and 20.3%, respectively, of the common stock of Golden Telecom, Inc. In 2005, we paid approximately US$25.6 million to Sovintel under these agreements.

In addition, in 2003, we entered into an agreement with Sovintel for the construction of our network in St. Petersburg and since such time have entered into a series of other agreements with Sovintel for the common construction of an inter-city fiber optic link in the regions of Russia.

Agreements with Alfa Group

Alfa Bank

We maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group. Under the terms of our board’s approval, there is a US$25.0 million limit on the amount of our cash balances held at, and our advances to, Alfa Bank. As of December 31, 2005, we had balances at Alfa Bank of approximately US$2.0 million.

In addition, we currently have an agreement with Alfa Bank that allows them to send SMSs to our subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within the Alfa Group are corporate clients of our Company.

Alfa Strakhovaniye

Our Company has procured a supplemental directors and officers insurance policy through Alfa Strakhovaniye, which is part of the Alfa Group of companies, with coverage up to US$20.0 million. Approximately 92.5% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

Beginning February 1, 2006, property and equipment and certain construction risks of VimpelCom and some of our subsidiaries have been covered by an insurance policy from Alfa Strakhovaniye. Approximately 62.5% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

Loans to Employees

In the past, we have provided loans to some of our employees, including certain of our senior managers, in order for them to make house or apartment purchases. As of December 31, 2005, we had approximately US$31,687 of employee loans outstanding.

INDEX TO FINANCIAL STATEMENTS

OF OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of VimpelCom’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of VimpelCom’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company “Vimpel-Communications” at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLC

April 12, 2006

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents (Note 6)	$363,646	$305,857
Trade accounts receivable, net of allowance for doubtful accounts of US$16,467 in 2005 and US$12,884 in 2004 (Note 19)	144,197	119,566
Inventory	60,864	37,855
Deferred income taxes (Note 18)	85,968	64,706
Input value added tax (Note 2)	229,415	196,123
Other current assets (Note 7)	77,335	73,315

Total current assets	961,425	797,422

Property and equipment, net (Note 9)	3,211,112	2,314,405
Telecommunications licenses and allocations of frequencies, net of accumulated amortization of US$175,213 in 2005 and US$83,071 in 2004 (Note 11)	826,948	757,506
Goodwill (Note 11)	477,495	368,204
Other intangible assets, net (Note 11)	196,356	212,595
Software (Note 12)	538,703	224,998
Due from related parties (Note 20)	81	534
Deferred income taxes (Note 18)	2,070	1,714
Other assets (Note 12)	92,846	102,863

Total assets	$6,307,036	$4,780,241

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$544,961	$345,187
Due to related parties (Note 20)	709	7,290
Due to employees	27,654	19,241
Accrued liabilities	31,445	21,429
Taxes payable	73,668	50,791
Deferred revenue	1,301	1,893
Deferred income taxes (Note 18)	644	11,785
Customer advances	286,970	242,064
Customer deposits	30,533	36,106
Capital lease obligations	2,913	2,851
Rouble denominated bonds payable (Note 14)	104,230	–
Bank loans, current portion (Note 13)	278,537	115,111
Equipment financing obligations, current portion (Note 15)	35,787	71,577

Total current liabilities	1,419,352	925,325

Deferred income taxes (Note 18)	371,008	296,967
Rouble denominated bonds payable (Note 14)	—	108,113
Bank loans, less current portion (Note 13)	1,540,043	1,240,199
Capital lease obligations, less current portion	751	5,004
Equipment financing obligations, less current portion (Note 15)	35,905	38,283
Accrued liabilities	10,802	6,837

Contingencies and Uncertainties (Note 24)	—	—

Minority interest	188,626	2,380

Shareholders’ equity (Note 16):
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2004: 51,281,022); 51,027,320 shares outstanding (December 31, 2004: 51,129,780)	92	92
Additional paid-in capital	1,370,654	1,365,978
Retained earnings	1,384,224	769,093
Accumulated other comprehensive income (Note 2)	6,536	25,212
Treasury stock, at cost, 253,702 shares of common stock (December 31, 2004: 151,242)	(20,957)	(3,242)

Total shareholders’ equity	2,740,549	2,157,133

Total liabilities and shareholders’ equity	$6,307,036	$4,780,241

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
	2005	2004	2003
	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	$3,175,221	$2,070,720	$1,269,927
Sales of handsets and accessories	30,478	38,711	55,765
Other revenues	5,419	3,571	3,961

Total operating revenues	3,211,118	2,113,002	1, 329,653

Operating expenses:
Service costs	514,124	327,403	203,093
Cost of handsets and accessories	28,294	30,585	36,447
Selling, general and administrative expenses	1,085,807	720,127	467,655
Depreciation	451,152	281,129	162,769
Amortization	142,126	64,072	34,064
Impairment of long-lived assets (Note 10)	—	7,354	—
Provision for doubtful accounts	11,583	8,166	9,228

Total operating expenses	2,233,086	1,438,836	913,256

Operating income	978,032	674,166	416,397

Other income and expenses:
Interest income	8,658	5,712	8,378
Other income	18,647	7,412	6,296
Net foreign exchange gain (loss)	7,041	3,563	(1,279)
Interest expense	(147,448)	(85,663)	(68,246)
Other expenses	(24,500)	(19,565)	(3,251)

Total other income and expenses	(137,602)	(88,541)	(58,102)

Income before income taxes, minority interest and cumulative effect of change in accounting principle	840,430	585,625	358,295

Income tax expense (Note 18)	221,901	155,000	105,879
Minority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	3,398	80,229	23,280

Income before cumulative effect of change in accounting principle	615,131	350,396	229,136

Cumulative effect of change in accounting principle, net of tax (for the year ended December 31, 2003: US$120) (Note 2)	—	—	(379)
Minority interest in cumulative effect of change in accounting principle	—	—	52

Net income	$615,131	$350,396	$228,809

Basic EPS:
Income before cumulative effect of change in accounting principle	$12.05	$8.50	$5.99
Net income per common share	12.05	8.50	5.98

Weighted average common shares outstanding	51,066	41,224	38,241

Income before cumulative effect of change in accounting principle per ADS equivalent	$3.01	$2.13	$1.50
Net income per ADS equivalent	3.01	2.13	1.50

Diluted EPS (as amended):
Income before cumulative effect of change in accounting principle	$12.04	$8.49	$5.67
Net income per common share	12.04	8.49	5.67

Weighted average diluted shares (as amended) (Note 21)	51,085	41,272	40,344

Income before cumulative effect of change in accounting principle per ADS equivalent	$3.01	$2.12	$1.42
Net income per ADS equivalent	3.01	2.12	1.42

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

Years ended December 31, 2005, 2004 and 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
	Shares	Amount
	(In thousands of US dollars, except shares)
Balances at December 31, 2002	40,332,201	90	528,914	189,888	—	(61,641)	657,251
Gain from issuance of subsidiary stock (Note 16)	—	—	4,947	—	—	—	4,947
Sale of treasury stock – 69,469 shares	—	—	3,350	—	—	1,379	4,729
Conversion of Senior convertible notes – 2,053,174 shares	—	—	32,617	—	—	56,832	89,449
Comprehensive income:
Foreign currency translation adjustment (Note 2)	—	—	—	—	2,466	—	2,466
Net income	—	—	—	228,809	—	—	228,809
Total accumulated comprehensive income	—	—	—	228,809	2,466	—	231,275

Balances at December 31, 2003	40,332,201	90	569,828	418,697	2,466	(3,430)	987,651
Sale of treasury stock – 9,392 shares	—	—	1,355	—	—	188	1,543
Issuance of common stock to Eco Telecom and Telenor under the Merger Agreement dated October 24, 2003 (Note 5)	10,948,821	2	794,795	—	—	—	794,797
Comprehensive income:
Foreign currency translation adjustment (Note 2)	—	—	—	—	22,746	—	22,746
Net income	—	—	—	350,396	—	—	350,396
Total accumulated comprehensive income	—	—	—	350,396	22,746	—	373,142

Balances at December 31, 2004	51,281,022	92	1,365,978	769,093	25,212	(3,242)	2,157,133
Sale of treasury stock – 33,048 shares	—	—	4,676	—	—	659	5,335
Purchase of treasury stock – 135,508 shares	—	—	—	—	—	(18,374)	(18,374)
Comprehensive income:
Foreign currency translation adjustment (Note 2)	—	—	—	—	(18,676)	—	(18,676)
Net income	—	—	—	615,131	—	—	615,131
Total accumulated comprehensive income	—	—	—	615,131	(18,676)	—	596,455

Balances at December 31, 2005	51,281,022	92	1,370,654	1,384,224	6,536	(20,957)	2,740,549

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2005	2004	2003
	(In thousands of US dollars)
Operating activities
Net income	$615,131	$350,396	$228,809
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	451,152	281,129	162,769
Amortization	142,126	64,072	34,064
Impairment of long-lived assets	—	7,354	—
Mark-to-market adjustments for short-term investments	—	—	—
Provision for deferred taxes	4,582	286	(14,330)
(Gain) loss on foreign currency translation	(7,041)	(3,563)	1,279
Provision for doubtful accounts	11,583	8,166	9,228
Minority interest in earnings (losses) of subsidiaries	3,398	80,229	23,280
Other adjustments	3,370	—	—
Cumulative effect of change in accounting principle	—	—	379
Changes in operating assets and liabilities:
Trade accounts receivable	(32,734)	(19,507)	(41,781)
Inventory	(22,010)	(18,646)	(2,069)
Input value added tax	3,921	(24,559)	(77,258)
Other current assets	(8,428)	(6,941)	(694)
Due from related parties	453	637	1,732
Due to related parties	(6,581)	(1,322)	3,004
Accounts payable	53,950	43,183	26,998
Customer advances and deposits	37,805	89,852	73,502
Deferred revenue	(679)	(671)	(957)
Taxes payable and accrued liabilities	48,211	(44,688)	83,922

Net cash provided by operating activities	1,298,209	805,407	511,877

Investing activities
Purchases of property and equipment	(1,178,470)	(925,133)	(506,716)
Purchases of intangible assets	(16,453)	(18,169)	(18,654)
Proceeds from sale of property and equipment	52,578	—	12,433
Purchase of StavTeleSot stock, net of cash acquired of US$658	—	—	(42,455)
Purchase of DTI stock, net of cash acquired of US$382	—	(73,689)	—
Purchase of KaR-Tel stock, net of cash acquired of US$7,556	—	(344,414)	—
Purchase of STM, net of cash acquired US$6,835	(48,382)	—	—
Purchase of ST	(5,040)	—	—
Sale of ST	4,968	—	—
Purchase of URS, net of cash acquired $625	(235,044)	—	—
Purchase of Tacom, net of cash acquired $35	(11,065)	—	—
Purchase of minority interest in consolidated subsidiaries	(8,534)	(12,884)	—
Sale of minority in Kar-Tel	175,000	—	—
Purchases of other assets	(320,423)	(142,964)	(38,561)

Net cash used in investing activities	(1,590,865)	(1,517,253)	(593,953)

Financing activities
Proceeds from bank and other loans	864,418	1,064,927	160,285
Repayments of bank and other loans	(374,682)	(82,637)	(86,261)
Proceeds from issuance of rouble denominated bonds	—	94,214	97,119
Repayment of rouble denominated bonds	—	(94,214)	—
Repayment of senior convertible notes	—	—	(1,300)
Capital contributions in a consolidated subsidiary by minority shareholders	—	—	58,520
Payments of fees in respect of debt issue	(19,669)	(16,133)	(4,207)
Repayment of capital lease obligations	—	(857)	(917)
Repayment of equipment financing obligations	(92,077)	(110,744)	(256,902)
Purchase of treasury stocks	(18,374)	—	—

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2005	2004	2003
	(In thousands of US dollars)
Payments of fees in respect of capital contributions	—	—	(2,478)

Net cash provided by (used in) financing activities	359,616	854,556	(36,141)
Effect of exchange rate changes on cash and cash equivalents	(9,171)	5,536	12,171

Net increase (decrease) in cash and cash equivalents	57,789	148,246	(106,046)
Cash and cash equivalents at beginning of year	305,857	157,611	263,657

Cash and cash equivalents at end of year	$363,646	$305,857	$157,611

Supplemental cash flow information
Cash paid during the period:
Income tax	$198,610	$177,705	$86,409
Interest	140,809	80,490	61,934
Non-cash activities:
Equipment acquired under financing agreements	12,628	14,216	88,689
Accounts payable for equipment and license	367,380	211,378	78,032
Operating activities financed by sale of treasury stock	5,291	1,546	4,729
Accrued debt and equity offering costs	5,195	—	—
Conversion of Senior convertible notes	—	—	91,236
Accrued capital contributions costs	—	2,082	—
Purchase of minority interest in VCR	—	794,795	—
Acquisitions:
Fair value of assets acquired	273,147	487,781	73,290
Difference between the amount paid and the fair value of net assets acquired	112,281	174,771	(4,699)
Cash paid for the capital stock	(310,006)	(426,041)	(43,113)

Liabilities assumed	$75,442	$236,511	$25,478

The accompanying notes are an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Amounts presented are in thousands of US dollars unless otherwise indicated)

1. Description of Business

Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or “the Company”) was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering (“IPO”) of its common stock in the United States of America through the issuance of American Depositary Shares (“ADS”), each of which represents one-quarter of one share of VimpelCom’s common stock (Note 16).

As of December 31, 2005, 44.36% of VimpelCom’s outstanding common stock was owned by the holders of the ADSs; 29.91% by Telenor East Invest AS (“Telenor”); 24.50% by Eco Telecom Limited (“Eco Telecom”) and 1.23% by others. As of December 31, 2005, 39.42% of VimpelCom’s voting stock was owned by the holders of the ADSs; 26.58% by Telenor; 32.91% by Eco Telecom and 1.09% by others.

VimpelCom earns revenues by providing wireless telecommunications services and selling wireless handsets and accessories under the trade name “Bee-Line” in the city of Moscow and the Moscow region, which comprise the Moscow license area, and other regions of the Russian Federation. VimpelCom also has operations in the Republics of Kazakhstan, Tajikistan and in Ukraine.

As of December 31, 2005, VimpelCom operated in the Moscow license area under a license to provide Personal Communications Services (“PCS”) using the GSM-900/1800 standard. This license expires in April 2008. As of December 31, 2005, VimpelCom operated under GSM 900/1800 licenses in the regions of Russia outside the Moscow license area covering the Central and Central Black Earth, Volga, North Caucasus, Northwest and Siberian regions of the Russian Federation.

Additionally, as of December 31, 2005 VimpelCom’s subsidiaries, Open Joint Stock Company Orensot (“Orensot”), Closed Joint Stock Company Extel (“Extel”) and Closed Joint Stock Company StavTeleSot (“StavTeleSot”) held a GSM-900/1800 license for the Orenburg license area, a GSM-900 license for the Kaliningrad license area and a GSM-900/1800 license for the Stavropol license area, respectively. As of December 31, 2005, StavTeleSot’s subsidiaries, Closed Joint Stock Company Kabardino-Balkarski GSM (“Kabardino-Balkarski GSM”) and Closed Joint Stock Company Karachaevo-CherkessTeleSot (“Karachaevo-CherkessTeleSot”), held GSM-900 licenses for the Kabardino-Balkarskaya Republic and Karachaevo-Cherkesskaya Republic, respectively. The GSM license held by Closed Joint Stock Company Vostok-Zapad Telecom (“Vostok-Zapad Telecom”) provides for the operation of a GSM-1800 network throughout the Ural region and a dual band GSM-900/1800 network in six territories within the Ural region. As of December 31, 2005, VimpelCom’s subsidiaries Open Joint Stock Company Bee-Line Samara (“Bee-Line Samara”) held a GSM-1800 license for the Samara license area and, Open Joint Stock Company DalTelecom International (“DTI”) and Closed Joint Stock Company. SakhalinTelecomMobile (“STM”) held GSM-900/1800 licenses in certain parts of the Far East region (Note 24)

As of December 31, 2005, Limited Liability Partnership KaR-Tel (“KaR-Tel”), an indirect subsidiary of VimpelCom, held a GSM-900 license for the Republic of Kazakhstan. Closed Joint Stock Company Ukrainian Radio Systems (“URS”), an indirect subsidiary of VimpelCom, holds a GSM-900/1800 for the Ukraine. VimpelCom owns indirectly a 60% interest in Limited Liability Company “Tacom”, which holds national GSM-900/1800, UMTS, CDMA 450 and AMPS licenses in Tajikistan.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America (“US GAAP”). VimpelCom’s foreign subsidiaries maintain their accounting records in accordance with local accounting and tax legislation and US GAAP. The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) capital leases; and (9) consolidation and accounting for subsidiaries.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and include VimpelCom and all companies in which VimpelCom directly or indirectly excercises control, which generally means that VimpelCom owns more than 50% of the voting rights in the company. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity’s activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in affiliated companies in which the Company excercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Foreign Currency Translation

The functional currency of VimpelCom and its subsidiaries, except for Closed Joint Stock Company “Cellular Company” (“Cellular Company”), Orensot, StavTeleSot, DTI, STM, KaR-Tel, URS and Tacom, is the US dollar because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian roubles and Euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

Cellular Company’s, Orensot’s, StavTeleSot’s, STM’s and DTI’s functional currency is the Russian rouble, KaR-Tel’s functional currency is the Kazakhstani tenge, URS’s functional currency is the Ukrainian hryvnia and Tacom’s functional currency is the Tajikistani somoni because the majority of their revenues, costs, property and equipment purchased, debt and trade liabilities are either priced, incurred, payable or otherwise measured in Russian roubles, Kazakstani tenge, Ukrainian hryvnia and Tajikistani somoni, respectively. Assets and liabilities of these companies are translated into US dollars at exchange rates prevailing on the balance sheet date; revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transactions dates. Translation adjustments resulting from the process of translating their financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

The rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia (“CBR”). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR.

The Kazakhstani tenge, Ukrainian hryvnia, and Tajikistani somoni are not fully convertible currencies outside the territories of Kazakhstan, Ukraine and Tajikistan, respectively. Within the Republic of Kazakhstan, transactions denominated in foreign currencies are recorded using the market exchange rates quoted by the Kazakhstani Stock Exchange (“KASE”). Official exchange rates for Ukrainian hryvnia are determined daily by the National Bank of Ukraine (“NBU”). Within the Republic of Tajikistan, official exchange rates are determined daily by the National Bank of the Republic of Tajikistan (“NBT”).

As of December 31, 2005 and 2004, the official rates of exchange were 28.78 roubles = US$1 and 27.75 roubles = US$1, respectively. As of December 31, 2005 and December 31, 2004, the official KASE’s rates of exchange were 133.77 tenge = US$1 and 130.00 tenge = US$1, respectively. As of December 31, 2005 the official NBU’s rate of exchange was 5.05 hryvnias = US$1. As of December 31, 2005 the official NBT’s rate of exchange was 3.20 somoni = US$1. The translation of rouble-denominated, tenge-denominated, hryvnia-denominated and somoni-denominated assets and liabilities into US dollars for the purposes of these consolidated financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Input Value Added Tax

Value Added Tax (“VAT”) related to sales is payable to the tax authorities on an accrual basis based upon invoices issued to customers. VAT incurred on purchases may be offset, subject to certain restrictions (one of which is that the offset could be made only after the payment is made), against VAT related to sales, or could be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to sales within the following year, is recognized in the balance sheets on a gross basis. In the Russian Federation the VAT rate was 20% for the year ended December 31, 2003. Starting January 1, 2004, the VAT rate decreased to 18%, although this 2% decrease in the VAT rate on January 1, 2004 had no impact on the ability of VimpelCom to recover VAT receivables existing prior to that date. As of December 31, 2005, the VAT rate in Kazakhstan was 15%, and the VAT rate in Ukraine and Tajikistan was 20%.

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of seven years. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. Buildings are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Licenses are amortized on a straight-line basis until the initial expiration date of the licenses. Other intangible assets are amortised on a straight-line basis over their estimated useful lives, generally from four to ten years.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Software Costs

Under the provision of Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the product.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

During the second quarter of 2004, certain impairment indicators were present which indicated that the carrying amount of certain assets in Bee-Line Samara may not be recoverable. VimpelCom then determined that an impairment of certain assets had in fact occurred and recorded an impairment charge in the accompanying consolidated statement of income. (Note 10)

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services (“VAS”). Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. Value added services include short messages (“SMS”), multimedia messages (“MMS”), caller number identification, voice mail, call waiting and data transmission. Generally, these features generate additional revenues through monthly subscription fees or increased wireless usage through utilization of the features. Infotainment services are provided to subscribers through the BeeOnline portal via SMS, MMS, wireless application protocol (“WAP”), general packet radio service (“GPRS”) and other channels. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

In 2002 VimpelCom launched the Beebonus program – the “Loyalty Program”. With a beebonus card subscribers accumulate bonus points by purchasing goods from participating vendors. Bonus points can only be used to pay for services and have no expiration date. The bonus points are accounted for as customer advances and recognized as revenue when the advances are used.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. VimpelCom used prepaid cards as a method of cash collection. Sold prepaid cards are accounted as customer advances for future services. These prepaid cards have expiration dates. When a card expires, unused balances are added to service revenue. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

VimpelCom determined that the sale of wireless services through VimpelCom’s direct sales channel with an accompanying handset constitutes a revenue arrangement with multiple deliverables. In accordance with the provisions of EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables”, VimpelCom allocates the arrangement consideration to the separate units of accounting, including the wireless service and handset, based on their relative fair values.

In accordance with the provisions of the US SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements”, VimpelCom defers telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally three years.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were US$132,290, US$66,444 and US$50,019, respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. There were no non-cancelable operating leases for the periods in excess of one year during either 2005 or 2004. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise.

Rent expense under all operating leases and rental contracts in 2005, 2004 and 2003 was US$104,191, US$60,389, and US$37,556, respectively.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Government Pension Fund

VimpelCom contributes to the state pension fund in the Russian Federation, Kazakhstan, Ukraine and Tajikistan on behalf of its employees. VimpelCom’s contributions are expensed as incurred. Total contributions for the years ended December 31, 2005, 2004 and 2003 were US$22,408, US$17,146 and US$13,682, respectively.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying assets, including intangible assets, and liabilities based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 97% subscribed to a prepaid service as of December 31, 2005 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

VimpelCom holds available cash on the bank accounts opened with financial institutions in the countries of its operations. To manage credit risk associated with such cash holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel SEL AG, Ericsson AB and LLC Technoserve A/S “Technoserve”) provide for equipment financing in respect of certain deliveries of equipment. VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, forward agreements and obligations under accounts payable approximate their fair value.

The fair value of bank loans, equipment financing obligations, and rouble denominated bonds (based on future cash flows discounted at current market rates) were as follows at December 31:

	2005	2004
Rouble denominated bonds	$106,526	$108,384
Sberbank loans to VimpelCom	183,946	198,387
J.P. Morgan AG	—	256,085
Technoserve – VimpelCom	2,639	11,479
General DataCom	39	2,302
UBS (Luxemburg) S. A.	1,132,036	772,162
Kazkommertzbank	—	35,479
ATF Bank	—	10,638

The fair value of equipment financing contracts not included in the table above approximates carrying value.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders’ equity.

The following table shows each item of comprehensive income for the years ended December, 31:

	2005	2004	2003
Net income	$615,131	$350,396	$228,809
Foreign currency translation adjustment	(18,676)	22,746	2,466
Total comprehensive income	$596,455	$373,142	$231,275

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

VimpelCom follows the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and to make disclosures in accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123”. Because the fair value accounting requires use of option valuation models that were not developed for use in valuing employee stock options (see Note 23) VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

The following table illustrates the effect on net income and earnings per share if VimpelCom had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Years ended December 31,
	2005	2004	2003
Net income, as reported	$615,131	$350,396	$228,809
Add: Compensation expense in respect of 2000 Stock Option Plan, as reported	6,037	5,682	5,381
Deduct: Compensation expense in respect of 2000 Stock Option Plan determined under fair value based method for all awards	(1,147)	(1,303)	(1,230)

Pro forma net income	$620,021	$354,775	$232,960

Earnings per share:
Basic - as reported	$12.05	$8.50	$5.98
Basic – pro forma	$12.14	$8.61	$6.09

Diluted - as reported	$12.04	$8.49	$5.67
Diluted - pro forma	$12.14	$8.60	$5.77

Derivative Instruments and Hedging Activities

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, VimpelCom designates the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. If the derivative instrument either initially fails or later ceases to qualify as a fair value hedge, any subsequent gains or losses are recognized in income.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. VimpelCom adopted SFAS No. 143 effective January 1, 2003.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of SFAS 143. These legal obligations include obligations to remediate leased land on which base stations are located. In connection with the adoption of this standard, VimpelCom recorded the cumulative effect of accounting change that decreased 2003 net income by US$327, net of tax and minority interest, an initial asset retirement obligation of approximately US$2,305, and capitalized US$1,806 by increasing the carrying value of the related asset.

For the years ended December 31, 2005 and December 31, 2004, the capitalized costs were depreciated by approximately US$1,029 and US$771, respectively, and approximately US$510 and US$349 of accretion expense was recorded to increase the asset retirement obligation to its present value, respectively. The accretion expense was included in depreciation in the accompanying consolidated statement of income.

Litigation accrual

VimpelCom is party to various certain legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 24 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party would have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, “Accounting for Contingencies” and EITF Topic D-86 “Issuance of Financial Statements”. These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Recent Accounting Pronouncements

On December 16, 2004, FASB issued Statement No. 123 (revised 2004), “Share Based Payment” (“SFAS No. 123R”), which is a revision of SFAS No. 123. Statement No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends Statement No. 95, “Statement of Cash Flows”. Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. SFAS No. 123R is effective in the first annual reporting period beginning after June 15, 2005.

SFAS No. 123R provides two alternatives for adoption: (1) a “modified prospective” method in which compensation cost is recognized for all awards granted subsequent to the effective date of this statement as well as for the unvested portion of awards outstanding as of the effective date and (2) a “modified retrospective” method which follows the approach in the “modified prospective” method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The company plans to adopt SFAS No. 123R using the modified prospective method. The adoption of SFAS No. 123R is expected to have an impact on results of operations. On March 30, 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment,” (“SAB 107”), which expresses the views of the SEC staff regarding the application of SFAS No. 123R. The impact of adopting SFAS No. 123R and SAB 107 has not been accurately estimated at this time, as it will depend on the amount of share based awards granted in future periods. However, had we adopted SFAS No. 123R and SAB 107 in a prior period, the impact would approximate the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the Consolidated Financial Statements.

In addition to its stock option plans, VimpleCom also has a “phantom” stock plan for members of its Board of Directors and senior management. This plan is discussed in Note 23. This plan is currently accounted for as stock appreciation rights in accordance with FASB Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”. The accounting for this phantom stock plan will also be impacted by the adoption of FAS 123R. While the ultimate compensation cost recorded for any liability award will be measured as the cash ultimately paid to settle the award, the periodic accounting for the liability awards will change from an intrinsic value approach to a periodic fair value measurement using a lattice model. The Company has yet to quantify the potential impact of FAS 123R as it relates to its outstanding liability awards.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB No. 29”), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. These provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on VimpelCom’s results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47 (“FIN No. 47”), “Accounting for Conditional Assets Retirement Obligations”. FIN No. 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN No. 47 was adopted at December 31, 2005. The adoption of FIN No. 47 did not have any effect on the financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, which is a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Changes in Interim Financial Statements”. SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of adopting SFAS No. 154 cannot be accurately estimated at this time as no such accounting changes are currently contemplated.

In June 2005, the FASB issued EITF 05-6 “Determining the Amortization Period for Leasehold Improvements”. EITF 05-6 clarifies that leasehold improvements acquired in a business combination or purchased subsequent to the inception of the lease should be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. The guidance is applied prospectively, thus it should be considered in determining the amortization period of leasehold improvements acquired (either directly or in business combinations) in periods beginning after July 1, 2005. The adoption of EITF 05-6 is not expected to have a material effect on the financial position or results of operations.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. Unamortized debt issue costs were included in other assets. Software was presented separately from other non-current assets. The cost of content revenue relating to VAS was reclassified from service costs to service revenues and connection fees to present content revenue net of related costs. Costs of sim-cards sold were reclassified from cost of telephones and accessories sold to service costs and from sales of telephones and accessories to service revenues.

3. Changes in Estimates

At the beginning of the third quarter 2003, VimpelCom changed the estimated remaining useful life of DAMPS telecommunications equipment from 2.5 to one year. The change decreased net income for the year ended December 31, 2003 by approximately US$4,626 (equivalent to US$0.12 per share of common stock – basic and US$0.11 per share of common stock – diluted). The change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with management’s decision not to develop the DAMPS network beyond the revised estimated remaining useful life.

In January 2004, VimpelCom changed the estimated useful life of GSM telecommunications equipment from 9.5 to 7 years. The change decreased net income for the fiscal year ended December 31, 2004 by approximately US$31,469 (equivalent to US$0.76 per share of common stock – basic and US$0.76 per share of common stock – diluted). This change occurred due to VimpelCom’s continuing evaluation of its use of various technologies combined with the January 2004 announcements of the plans of the Russian Government to initiate the process of awarding licenses for new mobile communications technologies.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 1, 2004, a new federal law on telecommunications (the “Law”) came into effect in Russia. The Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The Law was designed to create new interconnect and federal telephone line capacity pricing regimes in 2004 that should be more transparent and unified, if fairly implemented. In particular, before the Law was introduced, licenses did not provide for clear renewal procedure upon expiration, the telecommunications industry in Russia did not have sufficient experience with the renewal of licenses and prior legislation did not specify any bases for refusal to renew a license. The Law explains the process for renewing a license and also includes a basis for refusal to renew a license. Specifically, article 33 of the Law, “Term of Validity of the License”, states that “the term of validity of a license may be extended at the licensee’s application for the same term for which it was issued, or for a different term which shall not exceed 25 years… An application for the extension of the term of validity of a license shall be filed with the licensing body not later than two months, and not earlier than six months, before the end of the term of validity of the license… An extension of the term of validity of the license may be refused if, on the date of submission of the application, there are violations of the licensing terms which have not been eliminated.” In accordance with the Law the prolongation of license terms can be refused if, as of the date of application, the violations of licensing terms were determined but not eliminated. Based on this provision VimpelCom’s management believes that VimpelCom’s licenses would be prolonged.

The Law, by its terms, requires numerous additional regulations to be adopted. However, as of December 31, 2004, the Russian Government had not yet adopted many of these regulations, including the required regulation setting forth the types of telecommunications activities and related terms and conditions. VimpelCom’s management had been accumulating information and analysing the situation during 2004. To date, many such regulations have been adopted resulting in greater clarity in terms of implementation of the Law; however, some of the implementing regulations required in connection with the Law have not yet been adopted and some of the adopted regulations will come into effect on January 1, 2006, and some on July 1, 2006.

As a result of the implementation of the Law, effective January 1, 2005, VimpelCom changed the estimated remaining useful life of GSM telecommunications licenses and allocation of frequencies from the initial expiration dates of the GSM licenses in Russia (held by VimpelCom and its subsidiaries), which varied from August 2006 to November 2012, to December 31, 2012. While under the Law, there is no limitation on the number of times a license may be renewed, VimpelCom cannot currently accurately predict related GSM cash flows in Russia beyond that date.

This change in estimate has increased net income for the year ended December 31, 2005 by US$59,725 (equivalent to US$1.17 per share of common stock – basic and US$1.17 per share of common stock – diluted) in comparison to previous amortization periods.

These above changes reflect comprehensive management analysis, involving future estimated usage of and cash flows from this telecommunications equipment. Such analysis are performed by the management of the Company on a regular basis (at least quarterly). In each of the instances discussed above, the analyses indicated that respective telecommunications licenses and equipment would not be necessary generate revenue over a period beyond the revised estimated remaining useful life. Thus, the aforementioned changes were made.

4. Acquisitions and Dispositions

StavTeleSot

In January 2003, VimpelCom-Region acquired 90% of common stock of StavTeleSot, a cellular operator in the Stavropol region, for US$38,801. The primary reason for the acquisition was obtaining the frequencies allocated to StavTeleSot under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The results of operations of StavTeleSot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired comprised US$43,500. The difference of US$4,699 between the amount paid and the fair value of net assets acquired was allocated as pro rata reduction of the acquired license, allocation of frequencies and property and equipment. On September 19, 2003, VimpelCom-Region increased its share of ownership in StavTeleSot to 100% by acquiring the remaining 10% of StavTeleSot common stock, which VimpelCom-Region did not previously own, for US$4,312. The acquisition was recorded under the purchase method of accounting. The fair value of 10% of net assets acquired approximated the cost of acquisition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the condensed balance sheet disclosing the amount assigned to each major asset and liability caption of StavTeleSot at the acquisition date.

As of January 31, 2003
Cash and cash equivalents	$658
Other current assets	6,260
Property and equipment, net	29,620
Telecommunications licenses and allocation of frequencies, net (4.2 years weighted-average remaining useful life)	26,780
Other intangible assets, net (4.2 years weighted-average remaining useful life)	209
Other assets	219
Current liabilities	(15,103)
Long-term liabilities	(2,625)
Deferred income taxes	(4,900)

Fair value of net assets acquired	41,118
Minority’s share in net assets	(2,317)

Total investments	$38,801

DTI

In June 2004, VimpelCom acquired 93.52% of the common stock of DTI, a cellular operator in the Far East region, for US$74,071. The primary reason for the acquisition was obtaining frequencies allocated to DTI under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of identifiable net assets acquired amounted to US$57,908. The excess of the acquisition cost over the fair market value of the identifiable net assets of DTI amounted to US$16,163, was recorded as goodwill, was allocated to Russia reportable segment and is subject to annual impairment tests. The results of operations of DTI were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of June 30, 2004
Current assets	$3,461
Property and equipment	22,517
Licenses and allocation of frequencies (7.6 years weighted-average remaining useful life)	38,686
Other intangible assets (6.0 years weighted-average remaining useful life)	18,842
Goodwill	16,163
Other non-current assets	3,149

Total assets acquired	102,818
Current liabilities	(13,438)
Long-term liabilities	(15,309)

Total liabilities assumed	(28,747)

Total investments	$74,071

On February 24, 2005 and March 28, 2005, VimpelCom increased its share of ownership in DTI to 99.96% and then to 100%, respectively, by acquiring the remaining 6.45% and 0.04% of DTI common stock, which VimpelCom did not previously own, for US$7,975 and US$45, respectively. The step acquisition was recorded under the purchase method of accounting. The fair value of identifiable net assets acquired amounted to US$6,110. The excess of the acquisition cost over the fair market value of the identifiable net assets of DTI amounted to US$1,910, was recorded as goodwill, was assigned to the Russian Federation reportable segment and is subject to annual impairment tests.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bee-Line Samara

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own, for US$12,884. The step acquisition was recorded under the purchase method of accounting. The fair value of 49% of net assets acquired approximated the cost of acquisition.

KaR-Tel

On September 3, 2004, VimpelCom Finance B.V., a wholly owned subsidiary of VimpelCom, acquired 100% of KaR-Tel, the second largest cellular operator in Kazakhstan, through the acquisition of 100% of the issued and outstanding shares of Limnotex Developments Limited (“Limnotex”), a company registered and existing under the laws of the Republic of Cyprus. By acquiring Limnotex, VimpelCom Finance B.V. also obtained control over the following enterprises: Wenthorp Industries, Ltd (100%) and Irington Developments, Ltd. (100%), companies registered and existing under the Laws of the Republic of Seychelles. By acquiring KaR-Tel, VimpelCom Finance B.V. also obtained control over Closed Joint Stock Company Technical Centre KaR-Tel, a wholly owned subsidiary of KaR-Tel.

The primary reasons for the acquisition were expansion outside of the Russian Federation and obtaining frequencies allocated to KaR-Tel under its mobile telecommunications license. The acquisition was recorded under the purchase method of accounting. The fair value of net assets acquired comprised US$199,264. The excess of acquisition cost over the fair market value of the consolidated net assets of Limnotex amounted to US$152,706, was recorded as goodwill, was assigned to the Kazakhstan license area reportable segment and is subject to annual impairment tests. The consolidated results of operations of Limnotex were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of September 3, 2004
Current assets	$11,882
Property and equipment	66,336
Licenses and allocation of frequencies (9.5 years weighted-average remaining useful life)	249,235
Other intangible assets (9.25 years weighted-average remaining useful life)	68,701
Goodwill	152,706
Other non-current assets	1,998

Total assets acquired	550,858
Current liabilities	(82,013)
Long-term liabilities	(116,875)

Total liabilities assumed	(198,888)

Total investments	$351,970

The allocation of net assets acquired as presented above did not include any amounts related to the ultimate resolution of claims disclosed in Note 24, as VimpelCom did not believe that any such amounts are both probable and estimable within the context of SFAS No. 5.

Sale of Minority Interest in Limnotex

On February 21, 2005, VimpelCom Finance B.V. entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in Limnotex to Crowell Investments Limited (“Crowell”), a Cypriot company beneficially owned and controlled by a beneficial owner and member of the board of directors of ATF Bank, for a sale price of US$175,000. In the second quarter of 2005, Crowell paid US$40,000 in two initial deposits and in July 2005 Crowell paid the remaining US$135,000. Ownership of 50.0% minus one share in Limnotex passed to Crowell on August 22, 2005. Net assets of Limnotex at the disposal date amounted to US$359,392, including associated goodwill of US$154,242. The minority interest share in Limnotex net assets at the date of disposal was of US$179,337. The sale of a minority interest resulted in a loss of US$3,339.

In addition, VimpelCom has entered into a shareholders agreement with Crowell that, among other things, grants a call option to VimpelCom to reacquire 25.0% minus one share of Limnotex at any time after the closing of the sale and an

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

additional call option to reacquire up to the final remaining 25.0% share in case of a deadlock at a shareholders meeting or a breach by Crowell of any representation, warranty or covenant contained in the shareholders agreement or the share purchase agreement, in each case at a price based upon a prescribed formula.

STM

In July 2005 Vimpelcom acquired 84.4% of STM, which holds GSM-1800 and DAMPS licenses for the territory of Sakhalin, and 60% of Limited Liability Company Joint Venture “Sakhalin Telecom Limited” (“ST”), a fixed line alternative operator. VimpelCom purchased 84.4% of the outstanding shares of STM for a total cash purchase price of approximately US$51,162 and 60% of ST for a total cash purchase price of approximately US$5,040. The cost of the acquisitions was US$864. At the date of acquisition, ST owned 5.2% of STM. In September 2005 this interest was purchased by VimpelCom for the amount of US$3,191, which increased VimpelCom’s share in STM to 89.6%.

The primary reason for the acquisition was VimpelCom’s entry to the mobile telephony market of Sakhalin, one of the regions within the Far East super-region where the Company did not have a super-region license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of STM attributed to Vimpelcom amounted to US$33,631. The excess of the acquisition cost over the fair market value of the identifiable net assets of STM amounted to US$21,586. This amount was recorded as goodwill, assigned to the Russian Federation reportable segment, and is subject to annual impairment tests. The results of operations of STM were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of July 13, 2005
Current assets	$7,942
Property and equipment	6,881
Licenses and allocation of frequencies (7.0 years weighted average remaining useful life)	23,948
Other intangible assets (6.0 years weighted-average remaining useful life)	2,931
Goodwill	21,586
Other non-current assets	759

Total assets acquired	64,047
Current liabilities	(1,922)
Long-term liabilities	(6,908)

Total liabilities assumed	(8,830)

Total investments	$55,217

In September 2005 VimpelCom sold its 60% share in ST to a third party for US$4,968.

URS

On November 10, 2005, VimpelCom acquired 100% of URS, through the acquisition of 100% of the issued and outstanding stock of each of Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited, for a total cash purchase price of approximately US$231,200 (Note 20). The cost related to the acquisition was US$7,737, out of which $4,469 was paid before December 31, 2005.

The primary reason for the acquisition was VimpelCom’s entry into the mobile telephony market of Ukraine, the second largest mobile market in CIS, where the Company does not have a license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of URS amounted to US$156,938. The excess of the acquisition cost over the fair market value of the identifiable net assets of URS amounted to US$81,999. This amount was recorded as goodwill, was assigned to the Ukraine reportable segment and is subject to annual impairment tests. The results of operations of URS were included in the accompanying consolidated statement of income from the date of acquisition.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Company’s preliminary estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of November 10, 2005
Current assets	$21,017
Property and equipment	6,478
Licenses and allocation of frequencies (8.0 years weighted average remaining useful life)	135,698
Other intangible assets (7.4 years weighted average remaining useful life)	10,373
Goodwill	81,999
Other non-current assets	44,438

Total assets acquired	300,003
Current liabilities	(27,830)
Long-term liabilities	(33,236)

Total liabilities assumed	(61,066)

Total investments	$238,937

Tacom

On December 29, 2005, VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, completed the acquisition of 60% of Tacom for a total cash purchase price of approximately US$11,100. A deferred payment of US$900 will be payable one year from the purchase date. The cost of the acquisition was US$334.

In connection with the acquisition of its stake in Tacom, VimpelCom entered into a shareholders agreement with the remaining shareholders in Tacom that grants, among other things, options to VimpelCom to acquire up to the entire interest held by the remaining shareholders under certain circumstances, allowing VimpelCom the option to own 100% of Tacom for a price specified in a prescribed formula.

The primary reason for the acquisition was VimpelCom’s entry to the mobile telephony market of Tajikistan, a developing mobile market in Middle Asia where the Company does not have a license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of Tacom attributed to Vimpelcom amounted to US$3,637. The excess of the acquisition cost over the fair market value of the identifiable net assets of Tacom amounted to US$8,697. This amount was recorded as goodwill, was assigned to the Tajikistan reportable segment and is subject to annual impairment tests. The results of operations of Tacom were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes the Company’s preliminary estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of December 29, 2005
Current assets	$47
Property and equipment (9.4 years weighted average remaining useful life)	604
Licenses and allocation of frequencies (10.0 years weighted average remaining useful life)	4,011
Goodwill	8,697

Total assets acquired	13,359
Current liabilities	(59)
Long-term liabilities	(966)

Total liabilities assumed	(1,025)

Total investments	$12,334

The following unaudited pro forma combined results of operations for VimpelCom give effect to the DTI, KaR-Tel, STM, and URS business combinations as if they had occurred at the beginning of 2004. The pro forma combined results do not include Tacom as such results would not materially impact the disclosure provided. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2005	2004
Pro forma total operating revenues	3,228,787	2,224,056
Pro forma net income	607,604	355,775
Pro forma basic net income per common share	11.90	8.63
Pro forma diluted net income per common share	11.89	8.62

5. Merger between VimpelCom and VimpelCom-Region

On August 28, 2003, VimpelCom’s Board of Directors recommended to its shareholders to approve the merger of VimpelCom and VimpelCom-Region and the related issuance of 10,948,821 new VimpelCom common shares in exchange for the 44.69% stake in VimpelCom-Region that was owned by Eco Telecom and by Telenor (the “Merger”). The market value of VimpelCom’s 10,948,821 new shares of common stock was calculated in accordance with the relevant provisions of SFAS 141, “Business Combinations”, and EITF 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination” and comprised US$794,797. On October 24, 2003, VimpelCom and VimpelCom-Region signed the Merger Agreement. In accordance with the Merger Agreement, VimpelCom issued an additional 10,948,821 shares to Telenor and Eco Telecom.

On October 24, 2003, an Extraordinary General Meeting of VimpelCom Shareholders approved the merger of VimpelCom and VimpelCom-Region. In order to accomplish the Merger certain legal steps were necessary based on Russian law that were finalized in November 2004. On November 26, 2004, VimpelCom-Region merged with and into VimpelCom, when the formal registration of the transaction took place, confirming that VimpelCom-Region ceased its operations as a legal entity through the merger into VimpelCom. As of the date of the Merger, November 26, 2004, VimpelCom became the legal successor of VimpelCom-Region.

Before the Merger, Telenor owned 25.00% plus 13 shares and 28.98%, and Eco Telecom owned 25.00% plus two shares and 13.05% of the VimpelCom’s total voting stock and total common stock, respectively. Following the Merger, Telenor owned 26.6% and 29.9%, and Eco Telecom owned 32.9% and 24.5%, of VimpelCom’s total voting stock and total common stock, respectively.

The acquisition of the 44.69% stake in VimpelCom-Region by VimpelCom that VimpelCom did not previously own was valued at US$799,355 and recorded under the purchase method of accounting. The fair value of 44.69% of net assets acquired comprised US$618,159. As a result of the transaction, property and equipment have increased by US$7,194, licenses and allocation of frequencies – by US$385,819, other intangible assets – by US$76,651 and deferred tax liabilities – by US$116,047. VimpelCom’s stockholders equity increased by US$794,797 for the fair market value of the common stock issued. The excess of acquisition cost over the fair market value of 44.69% of net assets acquired amounted to US$181,196 and was recorded as goodwill, was assigned to the Regions reportable segment and is subject to annual impairment test. This acquisition provides VimpelCom with a number of operational efficiency opportunities including: combining certain regional operations with similar Moscow license area operations to reduce costs, technology efficiencies and the elimination of redundant overheads and administrative costs, including various tax expenses. Recognition of the value of these opportunities contributed to a purchase price that exceeded the fair value assigned to the assets and liabilities acquired and resulted in recognition of goodwill. A minority interest liability of US$250,676 relating to VimpelCom-Region was eliminated from VimpelCom’s consolidated balance sheet.

Following the Merger, and in accordance with the Federal Law “On Communications”, VimpelCom promptly filed applications with the Federal Surveillance Service for Communications (the “Service”), the Russian regulatory body responsible for the issuance of telecommunications licenses, for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. In May 2005, VimpelCom received mobile GSM operating telecommunications licenses for the Central, Siberian, Volga, South and Northwest super-regions of Russia. Simultaneously, VimpelCom received licenses to provide data transmission, telematics and IP telephony. These licenses were previously held by VimpelCom-Region. The licenses’ terms and conditions are set in accordance with the List of License Terms and Conditions for rendering telecommunications services approved by the Russian Government on February 18, 2005. The start-of-service dates and duration of the licenses are unchanged including the expiry dates, which are April 28, 2008 for the Central, Siberian, Volga, South super-regions, and September 12, 2012 for the Northwest super-region.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2005	2004
Roubles	$190,902	$161,099
US dollars	167,910	136,000
EURO and other currencies	2,028	4,662
KZT	1,080	4,096
Ukrainian hryivna	1,726	—
	$363,646	$305,857

7. Other Current Assets

Other current assets consisted of the following at December 31:

	2005	2004
Advances to suppliers	$57,658	$53,773
Forward agreements (Note 8 )	76	8,819
Software with a useful life shorter than one year	14,537	6,744
Other	5,064	3,979

	$77,335	$73,315

8. Forward Agreements

VimpelCom entered into forward exchange contracts to hedge certain liabilities denominated in foreign currencies. The purpose of VimpelCom’s foreign currency hedging activities is to protect VimpelCom from risk that the eventual dollar cash outflows from payments in euros to vendors of equipment will be adversely affected by changes in the exchange rates. The net loss of US$4,081, the net gain US$3,001, and the net gain US$15,592 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statements of income for the years ended December 31, 2005, December 31, 2004, and December 31, 2003, respectively.

The major forward agreements were:

Forward Agreements with Citibank

On August 26, 2002, KBI entered into a forward agreement with Citibank for the purchase of EURO 89,912 thousand for US dollars at a rate of 0.9599 EURO/1US$ in several installments during the period from January 2003 to January 2006 to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. The derivative was recorded at fair value of US$76 and US$6,996 as of December 31, 2005 and 2004, respectively, and included in other current assets in the amount of US$76 and US$6,857, respectively, and in other assets in the amount of US$0 and US$139, respectively, in the accompanying consolidated balance sheets (Notes 7). The net loss of US$3,130, and net gain US$2,666 and US$13,543 related to the change in the fair value of the derivative was included in net foreign exchange gain in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003, respectively.

Forward Agreements with Standard Bank

In June 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 2,893 thousand for US dollars at a rate of 1.1461 US$/1EURO in several installments during the period from August 2003 to June 2005, EURO 2,722 thousand for US dollars at a rate of 1.1455 US$/1EURO in several installments during the period from August 2003 to September 2005 and EURO 11,700 thousand for US dollars at a rate of 1.1660 US$/1EURO in November 2003 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and Technoserve. In June and September 2005, these agreements were settled with a gain of US$11 and US$59 respectively.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2003, VimpelCom-Region entered into a forward agreement with Standard Bank for the purchase of EURO 12,331 thousand for US dollars at a rate of 1.1526 US$/1EURO in several installments during the period from December 2003 to December 2005 to hedge foreign currency risk associated with the liability under equipment financing agreements between VimpelCom-Region and Alcatel, and between VimpelCom-Region and Technoserve. In April 2004, this agreement was settled with a gain of US$258.

These agreements qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

The derivatives were recorded at fair value of US$0 and US$717 as of December 31, 2005 and December 31, 2004, respectively, and included in other current assets in the amount of US$0 and US$717, respectively. The net gain of US$69 and net gain of US$258, caused by the settlement of the given agreements, was included in net other gain in the accompanying consolidated statement of income for the years ended December 31, 2005 and 2004, respectively. Net loss of US$884 and net gain of US$1,507 related to the change in the fair value of the derivatives were included in net foreign exchange gain in the accompanying consolidated statement of income for the years ended December 31, 2004 and December 31, 2003, respectively.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2079 US$/1EURO in four installments during the period from November 24, 2004 to May 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. The derivative was recorded at fair value of US$17 of loss as of December 31, 2005, and included in short-term accrued liabilities in the amount of US$17 in the accompanying consolidated balance sheet. The net loss of US$233 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2005.

On June 30, 2004, KBI entered into a forward agreement with Standard Bank for purchase of EURO 7,339 thousand for US dollars at a rate of 1.2089 US$/1EURO in four installments during the period from August 25, 2004 to February 24, 2006, to hedge foreign currency risk associated with the liability under equipment financing agreements between KBI and Alcatel SEL AG. The agreement qualified as a fair value hedge under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The derivative was recorded at fair value of US$29 of loss as of December 31, 2005, and included, in short-term accrued liabilities in the amount of US$29 in the accompanying consolidated balance sheet. The net gain of US$991 related to the change in the fair value of the derivatives was included in net foreign exchange gain in the accompanying consolidated statement of income for the year ended December 31, 2005.

9. Property and Equipment

Property and equipment, at cost, except for impaired assets, consisted of the following at December 31:

	2005	2004
Telecommunications equipment held under capital lease agreements	$16,966	$16,503
Telecommunications equipment	2,559,036	1,390,856
Buildings	94,381	61,691
Office and measuring equipment	286,183	150,328
Vehicles	15,713	10,843
Furniture	6,801	6,318
Other equipment	90,315	22,890

	3,069,395	1,659,429
Accumulated depreciation	(802,069)	(492,961)
Equipment not installed and assets under construction	943,786	1,147,937

	$3,211,112	$2,314,405

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

VimpelCom capitalized interest in the cost of telecommunications equipment in the amount of US$8,940, US$7,362 and US$3,136 in 2005, 2004 and 2003, respectively.

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$14,606 and US$14,606 at December 31, 2005 and 2004, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$0, US$7,479 and US$4,162 for the years ended December 31, 2005, 2004 and 2003, respectively, and was included in depreciation expense in the accompanying consolidated statements of income.

10. Impairment Charges

On July 13, 2004, VimpelCom increased its share of ownership in Bee-Line-Samara to 100% by acquiring the remaining 49% of Bee-Line Samara common stock, which VimpelCom did not previously own (Note 4). Before the acquisition, VimpelCom conducted a comprehensive internal review of the long-lived assets at Bee-Line Samara, specifically of its telecommunications AMPS/DAMPS network equipment in the Samara region. This impairment review was based on VimpelCom’s expected usage levels of the AMPS/DAMPS network subsequent to 100% acquisition.

VimpelCom has recorded an impairment charge in 2004 of US$7,354, related to the aforementioned impairment review and assigned it to the Russia reportable segment. This charge represents the excess of the carrying amount of assets over their fair value. Fair value of the assets was determined as the present value of estimated future cash flows expected to result from the use of the assets.

11. Telecommunications Licenses and Allocations of Frequencies, Goodwill and Other Intangible Assets

Telecommunications licenses and allocations of frequencies acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses and allocations of frequencies acquired in business combinations were initially recorded at their fair value as of the acquisition date.

In 2004 VimpelCom generated goodwill in the amounts of US$152,706, US$181,196 and US$16,163 on the acquisitions of shares of KaR-Tel, VimpelCom-Region and DTI, respectively (Notes 4 and 5).

In 2005 VimpelCom generated goodwill in the amounts of US$21,586, US$1,910, US$81,999 and US$8,697 on the acquisitions of shares of STM, DTI, URS and Tacom, respectively (Note 4).

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets by major intangible asset class was as follows:

	December 31, 2005		December 31, 2004
	Cost	Accumulated amortization	Cost	Accumulated amortization
Telephone line capacity	$186,434	$(82,926)	$165,498	$(62,696)
Customer list	99,106	(24,869)	98,260	(2,668)
Other intangible assets	33,463	(14,852)	28,238	(14,037)

	$319,003	$(122,647)	$291,996	$(79,401)

Amortization expense for all VimpelCom’s intangible assets for each of the succeeding five years is expected to be as follows:

2006	220,962
2007	211,030
2008	199,487
2009	80,938
2010	72,337
Thereafter	$238,550

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Other Assets

Other assets consisted of the following at December 31:

	2005	2004
Software, at cost	$694,322	$288,468
Accumulated depreciation	(155,619)	(63,470)

	538,703	224,998
Prepayments to suppliers for long-lived assets	39,812	64,680
Investments	1,871	14,389
Unamortized debt issue costs	30,735	17,116
Other assets	20,428	6,678

	$631,549	$327,861

13. Bank Loans

Bank loans consisted of the following as of December 31:

	2005	2004
UBS (Luxembourg) S.A.	$1,050,000	$750,000
J.P. Morgan AG	—	250,000
Sberbank	182,300	196,300
Svenska Handelsbanken AB	54,764	64,721
Raiffeisenbank Austria	—	40,000
Nordea	—	14,833
Kazkommertzbank—loan to KaR-Tel	—	35,000
Bayerische Hypo- und Vereinsbank AG	72,004	—
Citibank/Standard Bank London	425,000	—
Citibank Kazakhstan- loan to KaR-Tel	34,394	—
Other loans	118	4,456

	1,818,580	1,355,310
Less current portion	(278,537)	(115,111)

Total long-term bank loans	$1,540,043	$1,240,199

On April 26, 2002 the offering of 10.45% Loan Participation Notes issued by, but without recourse to J.P. Morgan AG, for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan matured on April 26, 2005.

In December 2002, Sberegatelny Bank of the Russian Federation (“Sberbank”) provided a US dollar denominated credit line of US$70,000 to VimpelCom-Region. VimpelCom-Region had the right to draw down the entire amount before April 1, 2003. VimpelCom-Region has made drawings under the credit line in the total amount of US$70,000. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The interest rate as at the date of signing was 13% per annum and is subject to change by Sberbank. As of December 31, 2005, the interest rate was 8.5% per annum. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the obligor under the indebtedness of VimpelCom-Region (Note 5). As of December 31, 2005, assets pledged as collateral against the loan from Sberbank to VimpelCom included certain items of telecommunications equipment with an approximate carrying amount of US$42,510 and promissory notes issued by VimpelCom to Cellular Company with a nominal amount of 1,536,000 thousand roubles (US$53,366 at the exchange rate as of December 31, 2005). As of December 31, 2005, the outstanding amount under this credit line comprised US$52,500.

On January 15, 2003, Nordea Bank Sweden AB provided a US dollar denominated credit line of US$35,700 to VimpelCom. The loan was repaid in full on October 17, 2005. Assets pledged as collateral were released.

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated credit line of US$69,700 to VimpelCom-Region. VimpelCom-Region had the right to draw down the entire amount before November 10, 2004. The

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loan is to be repaid in fourteen equal instalments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom-Region is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. Pursuant to the merger of VimpelCom-Region into VimpelCom, which occurred on November 26, 2004, VimpelCom became the obligor under the indebtedness of VimpelCom-Region (Note 5). As of December 31, 2005, VimpelCom has drawn US$69,700 under this credit line. On February 24, 2004, VimpelCom-Region and Svenska Handelsbanken AB also signed a pledge agreement. Under the pledge agreement, certain equipment and related software received under a Supply Contract with Ericsson AB was to be pledged as security for the obligations under the Svenska Handelsbanken AB credit agreement. In accordance with the Termination Agreement dated November 3, 2005, the pledge agreement was terminated. The credit line is also secured by a guarantee from the Swedish Export Credit Guarantee Board “EKN” (“EKN”). In April 2004 VimpelCom-Region paid EKN US$6,845, 9.82% of the total committed amount. This fee was included, net of related accumulated amortization of US$1,601, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements. As of December 31, 2005, the outstanding amount under this credit line comprised US$54,764.

In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2004 was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events. In May, June, August and October 2004, VimpelCom, VimpelCom-Region and KBI signed a series of pledge agreements with Sberbank. As of December 31, 2005, assets pledged as collateral against this credit line included certain items of telecommunications equipment with an approximate carrying amount of US$59,250, and VimpelCom’s shares in certain of its subsidiaries: 100% of shares of “RTI Service-Svyaz”, 100% of shares of Cellular Company, 98.81% of shares of Orensot, 100% of shares of StavTeleSot and 100% of shares of Extel. The carrying amount of net assets of RTI Service-Svyaz, StavTeleSot and Extel was US$8,843, US$70,969 and US$26,004, respectively, in the accompanying consolidated balance sheet as of December 31, 2005. The carrying amount of 100% of net assets of Cellular Company and 98.81% of net assets of Orensot was US$1,862 and US$56,206 in the accompanying consolidated balance sheet as of December 31, 2005. Under the loan agreement between VimpelCom and Sberbank, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. As of the December 31, 2005, VimpelCom has drawn US$129,800 under this credit line.

On June 16, 2004, the offering of 10% Loan Participation Notes (the “Notes”) issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$250,000 loan to VimpelCom was completed. The loan will mature on June 16, 2009. VimpelCom is to pay cash interest on the loan at the rate of 10% per annum from June 16, 2004, payable semi-annually on June 16 and December 16 of each year. Gross issuance costs amounted to US$3,775 and were included, net of related accumulated amortization of US$963, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

On July 14, 2004, the offering of 10% Loan Participation Notes (the “Further Notes”) issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$200,000 loan to VimpelCom was completed. The issue price amounted to 100.5% of the Further Notes’ face value. Upon the issue, the Further Notes were consolidated and formed a single series with the Notes due on June 16, 2009. The gross issuance costs comprised US$1,408 and were included, net of related accumulated amortization of US$362, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

On August 18, 2004, Raiffeisenbank Austria provided an unsecured, US dollar denominated, credit line of US$40,000 to KBI. The loan bears interest at US dollar one-month LIBOR rate plus 3.125%, payable on a monthly basis. The loan was fully repaid on August 18, 2005.

On October 22, 2004, the offering of 8.375 % Loan Participation Notes issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$300,000 loan to VimpelCom was completed. The loan will mature on October 22, 2011. VimpelCom is to pay cash interest on the loan at the rate of 8.375% per annum from October 22, 2004, payable semi-annually on October 22 and April 22 of each year. The gross issuance costs comprised US$4,031 and were included, net of related accumulated amortization of US$672, in other assets in the accompanying consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 11, 2005, the offering of 8% Loan Participation Notes issued by, but without recourse to UBS (Luxembourg) S.A., for the sole purpose of funding a US$300,000 loan to VimpelCom was completed. The loan will mature on February 11, 2010. VimpelCom is to pay cash interest on the loan at the rate of 8% per annum from February 11, 2005, payable semi-annually on February 11 and August 11 of each year. As of December 31, 2005, interest in the amount of US$9,333 was accrued. Gross issuance costs comprised US$3,700 and were included, net of related accumulated amortization of US$609, in other assets in the accompanying condensed consolidated balance sheet. Amortization of debt issuance costs is included in interest expense in the accompanying condensed consolidated financial statements.

On February 28, 2005, VimpelCom signed a US$425,000 syndicated loan agreement. The transaction was partly underwritten by Citibank, N.A. (Citigroup) and Standard Bank London Limited (Standard Bank) who were also acting as mandated lead arrangers for the financing. The facility is a three-year unsecured loan, with quarterly principal payments beginning one year after the signing date, and bears interest at LIBOR plus 2.5% per annum. Gross issuance costs comprised US$7,990 and were included, net of related accumulated amortization of US$1,655, in other assets in the accompanying condensed consolidated balance sheet. As of December 31, 2005, VimpelCom has borrowed US$425,000 under this credit facility.

On June 6, 2005, KaR-Tel signed a US$35,000 loan agreement with Citibank Kazakhstan. The purpose of the loan was the refinancing the US$35,000 loan from Kazkommertzbank. The loan bears interest at an annual rate of 7%. As of December 31, 2005, KaR-Tel had borrowed US$34,394 under this loan agreement. The loan was extended until November 30, 2005. On November 30, 2005 KaR-Tel paid the loan in full and on the same date Citibank Kazakhstan and KaR-Tel signed an addendum to the loan agreement under which KaR-Tel took two short-term Kazakh tenge loans amounting to US$19,767 and US$14,627 (at the exchange rate at December 31, 2005) under the same terms and conditions as the earlier loan agreement. The two short-term loans matured on January 17, 2006.

On January 17, 2006 KaR-Tel paid these loans in full and on the same date Citibank Kazakhstan and KaR-Tel signed an addendum to the loan agreement, under which KaR-Tel took two short-term Kazakh tenge loans amounting to US$19,767 and US$14,627 (at the exchange rate at December 31, 2005) under the same terms and conditions. The two short-term loans matured on February 17, 2006. On February 1, 2006, KaR-Tel paid these loans in full.

On June 8, 2005, KaR-Tel fully repaid the US dollar denominated credit facility from Open Joint Stock Company Kazkommertzbank (“Kazkommertzbank”). The credit facility was opened before KaR-Tel was acquired by VimpelCom Finance B.V. (Note 4). Assets pledged as collateral were released. VimpelCom Finance B.V.’s guarantee of KaR-Tel’s payment obligations under the loan from Kazkommertzbank was terminated.

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loans decreased to US$58,500. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semi-annual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semi-annual basis commencing November 18, 2005. As of December 31, 2005, disbursements under these loan agreements have been made in the amount US$57,698. As of December 31, 2005 the debt under these loan agreements was US$51,929.

On June 30, 2005, Vostok-Zapad Telecom, a subsidiary of VimpelCom, signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. In accordance with amendments signed on October 20, 2005, the aggregate amount of the loan decreased to US$21,542. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. As of December 31, 2005, disbursements under this loan agreement have been made in the amount of US$21,236. Repayment of this loan is guaranteed by VimpelCom. As of December 31, 2005 the debt under this loan agreement was US$20,075.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semi-annual basis commencing not later than May 30, 2006. The facility is available for drawing until and including April 30, 2006. As of December 31, 2005, VimpelCom had not borrowed under this credit facility.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 18, 2005 VimpelCom signed a US$250,000 syndicated loan agreement. The transaction was arranged by Citibank, N.A.(Citigroup) and Sumitomo Mitsui Banking Corporation Europe Limited (SMBC), who were also acting as book-runners for the financing. The facility is a three-year unsecured syndicated loan, consisting of a US$147 million revolving loan (Facility A) and a US$103 million amortizing term loan (Facility B). The facility initially bears interest at a rate of LIBOR plus 1.5% p.a. for Facility A and LIBOR plus 1.65% p.a. for Facility B. The interest rate adjusts based on the Company’s credit ratings. Facility A is available for drawing for thirty five months following the signing date and Facility B is available for drawing for six months following the signing date. Gross issuance costs comprised US$2,278 and were included in other assets in the accompanying condensed consolidated balance sheet. As of December 31, 2005, VimpelCom had not borrowed under this credit facility.

On December 9, 2005 URS, signed a US$3,300 loan agreement with CB “Platina”. The loan bears interest at annual rate of 9.8%. The loan will mature on July 25, 2006. The loan was drawn down in January 2006.

On December 16, 2005, KaR-Tel signed a US$100,000 loan agreement with the European Bank of Reconstruction and Development (the “EBRD”). The EBRD granted US$50,000 from its own sources and another US$50,000 were granted by a participation with a group of banks: Citigroup, Bayerishe Hypo- Und Vereinsbank, Raffeisen Zentralbank Osterreich and Nordea Bank AB. The interest rate is LIBOR plus 3.9% for the tranche from the EBRD and LIBOR plus 3.5% for the tranche from the participant banks. The entire US$100,000 was borrowed in January 2006. VimpelCom provided a parent guarantee for up to US$20,000.

14. Rouble Denominated Bonds

On May 20, 2003, VimpelCom-Region issued rouble denominated bonds through VimpelCom Finance, an ultimate subsidiary of VimpelCom-Region, in an aggregate principal amount of 3,000,000 thousand roubles. The bonds are due on May 16, 2006, and bondholders had a put option exercisable between May 7 and May 18, 2004, at 100% of nominal value plus accrued interest. Interests were to be paid semi-annually. The annual interest rate for the first two interest payments was 8.8%. On May 7, 2004, VimpelCom Finance announced that the interest rate for subsequent interest payments would be 9.9%. VimpelCom-Region irrevocably, fully and unconditionally guaranteed VimpelCom Finance’s obligations under rouble denominated bonds.

As of December 31, 2005, the outstanding aggregate principal amount of bonds comprised 3,000,000 thousand roubles (US$104,230 at exchange rate as of December 31, 2005), which are traded on the secondary market. All such amounts are classified as short-term obligations as they are repayable within 2006.

VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom Finance’s obligations under the rouble denominated bonds. Under the terms of the guarantee VimpelCom should pay any arrears of VimpelCom Finance under the rouble denominated bonds up to a maximum of 3,000,000 thousand roubles, which equalled the aggregate principal amount of the bonds at issuance. VimpelCom’s guarantee is valid until VimpelCom Finance fulfils all its obligations under rouble denominated bonds.

15. Equipment Financing Obligations

VimpelCom entered into agreements with different vendors for the purchase and installation of mobile telecommunications GSM network equipment. In order to finance the transactions, VimpelCom entered into deferred payment agreements. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases. Pursuant to the mergers of VimpelCom-Region (Note 5) and KBI into VimpelCom VimpelCom became the obligor under the indebtedness of VimpelCom-Region and KBI.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Borrower	Vendor	Interest rate	Outstanding debt as of December 31,		Maturity date	Security
			2005	2004
KBI (VimpelCom after Merger)	Alcatel	Six-month EURIBOR plus 3.5% and Six-month EURIBOR plus 2.9%	—	$37,005(**) (EURO 27,158)	Fully paid as of November 27, 2005.	Network equipment of $62,827 (*) (EURO 46,109)
VimpelCom	Technoserve	10.0%	—	$1,283	Various dates through 2005	None
VimpelCom-Region (VimpelCom after Merger)	Technoserve	8.0%	$2,788	$10,363	Various dates through 2006	None
VimpelCom	LLC General DataCom	Six-month LIBOR plus 2.0%	$36	$2,205	January, 16 2006	None
KaR-Tel	Bank Turan Alem	From six-month EURIBOR plus 4.1% to six-month EURIBOR plus 5.25%	$14,126(*) (US$7,588 and EURO 5,516)	$25,524 (US$13,278 and EURO 8,987)	Various dates through 2009	Network equipment $ 27,071 and cash $ 3,000
KaR-Tel	Almaty Merchant Bank	12%	—	US$10,638 (*) (EURO 7,807)	August 25, 2005	None
KaR-Tel	Alcatel	Six-month EURIBOR	$12,686(*) (EURO 10,704)	$18,300(*) (EURO 13,455)	Various dates through 2007	Network equipment
KaR-Tel	Citibank International Plc	6 month LIBOR +0.25%	$26,883	—	January 24, 2010 and July 24, 2010	None
URS	Marganetskiy GOK	0%	$15,172 (UAH 76,619)	—	Various dates through 2006	None
Other	Various	Various rates	$1	$4,542	Various	Various
Total			$71,692	$109,860
Current portion			$35,787	$71,577
Long-term Portion			$35,905	$38,283

(*)	Translated at exchange rate as of December 31, 2005
(**)	Translated at exchange rate as of December 31, 2004

In 2005, 2004 and 2003, interest of US$1,241, US$3,044 and US$6,224, respectively, was accrued under all agreements between KBI and Alcatel. On November 27, 2005, all obligations of KBI to Alcatel were fully paid.

In 2005, 2004 and 2003, interest of US$0, US$182 and US$1,182, respectively, was accrued under all agreements between VimpelCom-Region and Alcatel. VimpelCom-Region made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

On September 6, 2005 KaR-Tel signed a US$30,000 Facility Agreement with Citibank Int. plc under an English Credit Guarantee Department (ECGD) guarantee. The purpose of the loan is refinancing of telecommunications equipment delivered from Motorola. The interest rate is 6-month LIBOR plus 0.25% p.a. The loan is repayable equal semi-annual installments beginning on a date determined by ECGD, with the final maturity date being January 24, 2010 with respect to certain tranches of the loan and July 24, 2010 with respect to the remaining tranches of the loan. VimpelCom provided a parent guarantee for up to US$30,000. As of December 31, 2005 KaR-Tel has drawn US$26,883 under this loan.

As of December 31, 2005 KaR-Tel had obligations under a US dollar credit agreement provided by Bank TuranAlem. The credit facility was opened before KaR-Tel was acquired by VimpelCom Finance B.V. (Note 4). The given credit line can be used in the form of money or other financial tools (letters of guarantee, guarantees, letters of credit, etc.) with a credit limit of EURO 23,270. As of December 31, 2005, KaR-Tel has drawn US$7,588 and EURO 5,516, with various interest rates

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

applicable to each loan, ranging from 5.87% up to 8.59%p.a. Repayment of the principal amount is due on September 1, 2006 and December 31, 2009, respectively. KaR-Tel’s telecommunications equipment, with a net carrying amount of US$26,595 was pledged as collateral for the loans from Bank TuranAlem as at December 31, 2005. The loan agreement also states that the Company is required to maintain an obligatory cash balance of US$150 at Bank TuranAlem.

Short-term equipment financing from MGOK as of the end of 2005 comprised US$15,172 and is to be paid by May 3, 2006 in equal instalments of US$3,793 on a monthly basis. In accordance with the agreement no interest should be accrued on the amount outstanding as at the balance sheet date.

Future payments under bank loans relating to equipment financing, rouble denominated bonds, capital lease obligations and vendor credit facilities are as follows:

2006	$421,467
2007	319,679
2008	130,839
2009	498,297
2010	323,252
Thereafter	304,632
$1,998,166

16. Shareholders’ Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2005, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .001 rouble per share per year and to receive a fixed liquidation value of .005 rouble per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2005, this liquidation preference amounted to approximately US$1.1 at the official year-end exchange rate. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

Under an agreement dated December 1, 1998, prior to the occurrence of certain transactions, VimpelCom had the right to purchase from Telenor a part of the shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor’s share in VimpelCom’s total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option and further transfer to VC ESOP N.V., a consolidated subsidiary of VimpelCom, to support grants under VimpelCom’s stock option plan (Note 23).

On April 22, 2005, the Board of Directors approved Amendment No. 1 to the amended and restated stock option plan in order to increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the expiration date of the plan from December 31, 2006 to December 31, 2015. In June 2005, VimpelCom purchased 135,508 shares of its common stock for US$18,374 in open market transactions and than transferred these shares to VC ESOP N.V. VimpelCom intends to utilize the purchased shares for the issuance of stock based compensation awards under the stock option plan.

The shares held by VC ESOP N.V. (225,950 shares and 123,490 shares as of December 31, 2005 and 2004, respectively) were treated as treasury shares in the accompanying consolidated financial statements.

As of December 31, 2005 and 2004, 27,752 shares (111,008 ADSs) of VimpelCom’s common stock issued on July 28, 2000 were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements.

On November 12, 2002, VimpelCom, Eco Telecom and Telenor each purchased 1,462 newly issued shares of VimpelCom-Region’s common stock for US$58,480. Simultaneously, Eco Telecom sold 231 and 860 shares of VimpelCom-Region’s preferred stock to Telenor and VimpelCom, respectively, at a price of 20 roubles per share. The closing represented the second tranche of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the third and fourth quarters 2003, VimpelCom used 2,053,174 shares (8,212,696 ADSs) of its treasury stock to meet its conversion obligations for senior convertible notes. The excess of the nominal value of senior convertible notes reduced by unamortised debt issue cost over the cost of the treasury shares sold in the amount of US$32,617 was allocated to additional paid-in capital.

On August 27, 2003, Eco Telecom purchased 1,463 newly issued shares of VimpelCom-Region’s common stock for US$58,520. Simultaneously, VimpelCom and Telenor sold 128 and 34 shares of VimpelCom-Region’s preferred stock, respectively, to Eco Telecom, at a price of 20 roubles per share. The closing represented the third tranch of equity investments into VimpelCom-Region in accordance with the agreement dated May 30, 2001, as amended.

VimpelCom’s share in net assets of VimpelCom-Region increased by US$4,945 as a result of a capital contribution of Eco Telecom made on August 27, 2003. The gain on the sale of newly issued stock of a subsidiary was included in additional paid-in capital.

Since the Company listed on the New York Stock Exchange in 1996, VimpelCom’s price per ADS has risen from US$20.50 to over US$100. In order to bring the ADS price more into line with other ADSs, the Company changed the ratio from four ADSs for three common shares to four ADSs for one common share effective November 22, 2004. To implement the ratio change, VimpelCom ADS holders as of record date at the close of business on November 19, 2004 received two additional ADSs for every ADS held. There were no changes to VimpelCom’s underlying common shares. All ADS amounts for all years disclosed in the notes to consolidated financial statements have been adjusted to reflect this new allocation.

On November 26, 2004 VimpelCom issued 7,300,680 and 3,648,141 new shares to Eco Telecom and Telenor, respectively in exchange for 44.69% stake in VimpelCom-Region that was owned by Eco Telecom and by Telenor (Note 5). VimpelCom’s additional paid-in capital was increased by US$794,795 for the difference between nominal value per share and fair market value of the new common stock issued.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders – residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax, which may be reduced or eliminated by double tax treaties. Transfers to reserves have been insignificant through December 31, 2005. As of December 31, 2005, VimpelCom’s retained earnings distributable under Russian legislation were US$1,606,585 at the official year-end exchange rate.

17. VC Limited

VC Limited is a special purpose entity formed under the laws of the British Virgin Islands for the purpose of holding the ADSs that were used to satisfy the conversion obligations under the convertible notes. VimpelCom does not own directly or indirectly any shares of VC Limited. However, VimpelCom controls VC Limited pursuant to an agreement between VimpelCom and the sole shareholder of VC Limited by which VimpelCom has an irrevocable proxy to vote the shares of VC Limited for all purposes.

As of December 31, 2005 and 2004, the assets of VC Limited primarily consisted of shares of VimpelCom’s common stock with the cost of US$768. There were no other material assets and liabilities in the financial statements of VC Limited as of December 31, 2005 and 2004. Expenses of VC Limited for the years ended December 31, 2005, 2004 and 2003 primarily consisted of interest expense on the loan due to VimpelCom B.V. in the amount of US$0, US$0 and US$3,199, respectively. VC Limited had no other material revenues or expenses for each of the years 2005, 2004 and 2003.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Income Taxes

The Russian Federation, the Republic of Kazakhstan, Ukraine and the Republic of Tajikistan were tax jurisdictions in which VimpelCom’s income was subject to taxation as of December 31, 2005.

The Russian statutory income tax rate is 24%. The Kazakh statutory income tax rate is 30%. The Ukrainian statutory income tax rate is 25%. The Tajik statutory income tax rate is 25%.

Income tax expense (benefit) consisted of the following for the years ended December 31:

	2005	2004	2003
Current income taxes	$217,319	$154,714	$120,209
Deferred taxes	4,582	286	(14,330)

	$221,901	$155,000	$105,879

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 24% for the years ended December 31 is as follows:

	2005	2004	2003
Income tax expense computed on income before taxes at Russian statutory tax rate	$201,703	$140,550	$85,990
Effect of differing tax rates in different jurisdictions	(387)	88	—
Effect of non-deductible expenses	16,321	11,874	27,421
Effect of refiling prior period tax return	9,586
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	0	—	(7,532)
Effect of tax claims	(5,322)	2,488	—

Income tax expense reported in accompanying consolidated financial statements	$221,901	$155,000	$105,879

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2005	2004
Deferred tax assets:
Accrued operating and interest expenses	$59,655	$19,603
Deferred revenue	37,137	59,017
	96,792	78,620
Valuation allowance	(8,754)	(1,680)

	88,038	76,940
Deferred tax liabilities:
Revenue accrual	—	7,701
Bad debts	—	8,401
Property and equipment	85,672	50,309
Licenses and allocation of frequencies	226,642	160,432
Other intangible assets	23,264	61,829
Other non-current assets	33,172	17,695
Accounts payable	2,902	10,822
Forward agreement	—	2,083

	371,652	319,272

Net deferred tax liabilities	283,614	242,332
Add current deferred tax assets	85,968	64,706
Add non-current deferred tax assets	2,070	1,714
Less current deferred tax liability	(644)	(11,785)

Total long-term net deferred tax liability	$371,008	$296,967

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2005 and 2004, VimpelCom completed a series of significant acquisitions which resulted in the write-up of the non-current assets at the dates of acquisition (Note 4). These write-ups mainly contributed to the increase in the deferred tax liability on non-current assets in 2005 and 2004.

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

19. Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003:

Balance as of December 31, 2002	12,916
Provision for bad debts	11,074
Accounts receivable written off	(16,032)

Balance as of December 31, 2003	7,958
Provision for bad debts	9,636
Accounts receivable written off	(4,710)

Balance as of December 31, 2004	12,884
Provision for bad debts	13,668
Accounts receivable written off	(10,085)

Balance as of December 31, 2005	$16,467

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$2,085, US$1,470 and US$1,846 for the years ended December 31, 2005, 2004 and 2003, respectively.

20. Related Party Transactions

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom.

Balances due to related parties consisted of the following as of December 31:

	2005	2004
Telenor Russia AS	$709	$2,255
Eco Telecom and Alfa-Eco M	—	4,130
Other	—	905

	$709	$7,290

On April 1, 1999, VimpelCom and Telenor Russia AS signed a Service Obligation Agreement (“Telenor Service Obligation Agreement”). Total expense in respect of management fees under the Telenor Service Obligation Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003 amounted to US$0, US$966 and US$1,041, respectively. As of December 31, 2005 and 2004, the liability to Telenor Russia AS amounted to US$0 and US$918, respectively.

On October 1, 2003, VimpelCom and Telenor Russia AS signed a General Services Agreement (the “General Services Agreement”). Total expense in respect of management fees under this General Services Agreement included in selling,

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003 amounted to US$2,625, US$3,500 and US$1,167, respectively. As of December 31, 2005 and 2004, the liability to Telenor Russia AS amounted to US$709 and US$1,337 respectively.

In February 2006, the Board approved a General Agreement with Telenor Russian AS for provision of personnel and a General Services Agreement with Telenor Russia AS which came into force as of September 1, 2005 in substitution of the General Services Agreement.Between September 1, 2005 and January 1, 2006, VimpelCom was obligated to pay approximately US$472 for provision of personnel under the General Agreement for provision of personnel and a US$167 fixed fee for the services rendered under the new General Services Agreement (exclusive of VAT 18%).

On August 28, 2003, VimpelCom and Eco Telecom and Limited Liability Company Alfa-Eco M (“Alfa-Eco M”), a part of the Alfa Group of companies in Russia, signed a Services Agreement. In accordance with the Services Agreement, Eco Telecom and Alfa-Eco M provided advising and consulting services to VimpelCom in connection with the merger between VimpelCom and VimpelCom-Region (Note 5). The total cost in respect of the Services Agreement as of December 31, 2003 amounted to US$3,500 and was included in telecommunications licenses and allocations of frequencies in the accompanying consolidated financial statements. This amount was paid in 2005. As of December 31, 2005 and 2004, the liability to Eco Telecom and Alfa-Eco M amounted to US$0 and US$4,130, respectively.

On October 1, 2003, VimpelCom and Limited Liability Company Alfa-Eco Telecom, a part of the Alfa Group of companies in Russia, signed a General Service Agreement. Total expense in respect of management fees under this General Service Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2005, 2004 and 2003 amounted to US$2,333, US$2,333 and US$1,167, respectively.

On November 10, 2005, VimpelCom acquired 100% of the issued and outstanding stock of each of Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited, which together own 100% interest in URS, for a total cash purchase price of approximately US$231,200. We also assumed approximately US$22,800 in URS debt. (Note 4) One of the members of Company’s board of directors was on the board of directors of one of the sellers, Karino Trading Limited, at the time of the acquisition.

21. Earnings per Share

Net income per common share for all periods presented has been determined in accordance with SFAS No. 128, “Earnings per Share”, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of four to determine net income per ADS equivalent as each ADS is equivalent to one-quarter of one share of common stock (Note 16). In 2003 and 2004 the Company included the preferred shares in the computation of the diluted net income per common share which were assessed as having a dilutive effect. In 2005 the Company revised the computation of diluted net income per common share to consider the assumed repurchases of common stock using the proceeds from the conversion (i.e. in accordance with the “treasury stock method”). Accordingly the computation of diluted net income per common share has been amended for 2003 (from US$ 5.11 to US$ 5.67) and for 2004 (from US$ 7.35 to US$ 8.49).

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2005	2004	2003
	(In thousands, except per share amounts)
Numerator:
Net income	$615,131	$350,396	$228,809
Denominator:
Denominator for basic earnings per share – weighted average shares	51,066	41,224	38,241
Effect of dilutive securities:
Senior convertible notes	—	—	2,076
Employee stock options	19	48	27

Denominator for diluted earnings per share – assumed conversions	51,085	41,272	40,344

Basic net income per common share	$12.05	$8.50	$5.98

Diluted net income per common share	$12.04	$8.49	$5.67

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires companies to provide certain information about their operating segments. In past periods VimpelCom had two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the “Regions”). As of September 30, 2004, a new reportable segment, Kazakhstan, was identified due to the acquisition of KaR-Tel (Note 4). The Moscow license area included the city of Moscow and the Moscow region. The Regions included all other regions of the Russian Federation.

Beginning January 1, 2005, management began analyzing only two reportable segments, the Russian Federation and Kazakhstan, by combining the Moscow license area and the Regions reportable segments. One of the reasons for management’s decision to concentrate on the Russian Federation segment was the merger of VimpelCom and VimpelCom-Region on November 26, 2004. The corresponding items of segment information for previous periods have been restated.

As of December 31, 2005, new reportable segments, Ukraine and Tajikistan, were identified due to the acquisition of URS and Tacom, respectively.

Management decided to organize the enterprise based on geographical areas. Management analyzes the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, as discussed in Note 2.

Year ended December 31, 2005:

	Russia	Kazakhstan	Ukraine	Tajikistan	Total
Total operating revenues from external customers	$3,032,976	$176,172	$1,970	$—	$3,211,118
Total intersegment revenues	291	752	—	—	1,043
Depreciation and amortization	535,372	55,079	2,827	—	593,278
Operating income	972,673	9,586	(4,227)	—	978,032
Interest income	11,260	5	40	—	11,305
Interest expense	140,565	9,503	—	—	150,068
Income before income taxes and minority interest	847,074	(2,126)	(4,518)	—	840,430
Income tax expense	226,753	(4,381)	(471)	—	221,901
Net income	620,321	2,255	(4,047)	—	618,529
Segment assets	5,383,139	668,443	296,643	16,467	6,364,692
Goodwill	230,851	155,948	81,999	8,697	477,495
Expenditures for long-lived assets	$1,498,807	$136,538	$—	$—	$1,635,345

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Year ended December 31, 2004:

	Russia	Kazakhstan	Total
Total operating revenues from external customers	$2,067,920	$45,082	$2,113,002
Total intersegment revenues	—	—	—
Depreciation and amortization	329,542	15,659	345,201
Operating income	672,105	2,061	674,166
Interest income	5,712	—	5,712
Interest expense	83,046	2,617	85,663
Income before income taxes and minority interest	582,912	2,713	585,625
Income tax expense	154,127	873	155,000
Net income	428,786	1,839	430,625
Segment assets	4,178,221	602,020	4,780,241
Goodwill	207,808	160,396	368,204
Expenditures for long-lived assets	$1,629,878	$42,707	$1,672,585

Year ended December 31, 2003:

	Russia	Total
Total operating revenues from external customers	$1,329,653	$1,329,653
Total intersegment revenues	—	—
Depreciation and amortization	196,833	196,833
Operating income	416,397	416,397
Interest income	8,378	8,378
Interest expense	68,246	68,246
Income before income taxes and minority interest	358,295	358,295
Income tax expense	105,879	105,879
Net income	252,089	252,089
Segment assets	2,281,448	2, 281,448
Goodwill	9,816	9,816
Expenditures for long-lived assets	$770,456	$770,456

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

Revenues

	2005	2004	2003
Total operating revenues from external customers for reportable segments	$3,211,118	$2,113,002	$1,329,653
Total intersegment revenues for reportable segments	1,043	—	—
Elimination of intersegment revenues	(1,043)		—

Total consolidated operating revenues	$3,211,118	$2,113,002	$1,329,653

(e) Net income (loss)

	2005	2004	2003
Total net income for reportable segments	$618,529	$430,625	$252,089
Minority interest in net (income) loss of subsidiaries	(3,398)	(80,229)	(23,280)
Net income	$615,131	$350,396	$228,809

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets

	December 31, 2005	December 31, 2004
Total assets for reportable segments	$6,364,692	$4,794,227
Elimination of intercompany receivables	(57,656)	(13,986)

Total consolidated assets	$6,307,036	$4,780,241

Other significant items:

Year ended December 31, 2005

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$593,278	$—	$593,278
Operating income	978,032	—	978,032
Interest income	11,305	(2,620)	8,685
Interest expense	150,068	(2,620)	147,448
Income before income taxes and minority interest	840,430	—	840,430
Income tax expense	221,901	—	221,901
Expenditures for long-lived assets	$1,635,345	$—	$1,635,345

Year ended December 31, 2004

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$345,201	$—	$345,201
Operating income	674,166	—	674,166
Interest income	5,712	—	5,712
Interest expense	85,663	—	85,663
Income before income taxes and minority interest	585,625	—	585,625
Income tax expense	155,000	—	155,000
Expenditures for long-lived assets	$1,672,585	$—	$1,672,585

Year ended December 31, 2003

	Segment Totals	Adjustments	Consolidated Totals
Depreciation and amortization	$196,833	$—	$196,833
Operating income	416,397	—	416,397
Interest income	8,378	—	8,378
Interest expense	68,246	—	68,246
Income before income taxes and minority interest	358,295	—	358,295
Income tax expense	105,879	—	105,879
Expenditures for long-lived assets	$770,456	$—	$770,456

23. Stock Based Compensation Plan

VimpelCom’s 2000 Stock Option Plan adopted on December 20, 2000 authorized the grant of options to management personnel for up to 250,000 shares of VimpelCom’s common stock. On April 22, 2005, the Board of Directors approved Amendment No. 1 to the amended and restated stock option plan in order to increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the expiration date of the plan from December 31, 2006 to December 31, 2015. On June 22, 2005, new options in the amount of 181,000 were granted to management personnel of VimpelCom. The following table summarizes the activity for the plan.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Number of Options
	2005	2004	2003
Options outstanding, beginning of year	86,750	98,625	148,375
Options granted	181,000	—	72,500
Options exercised	(43,483)	(11,875)	(120,750)
Options forfeited	(16,000)	—	(1,500)

Options outstanding, end of year	208,267	86,750	98,625

Options exercisable, end of year	35,767	51,750	44,625

No options expired in the years ended December 31, 2005, 2004 or 2003. The following table summarizes the weighted-average exercise prices of options for each of the following groups of options as of December 31, 2005::

	Options granted in 2000	First options granted in 2003	Second options granted in 2003	Options granted in 2005	Total
The number of options outstanding	11,250	5,000	27,017	165,000	208,267
Exercise price of options outstanding	$23.60	$52.40	$46.70	$136.89
The weighted-average remaining contractual life of options outstanding (years)	1.0	1.0	1.0	3.5	1.7
The number of options currently exercisable	11,250	5,000	27,017	10,000	53,267
Exercise price of options currently exercisable	$23.60	$52.40	$46.70	$136.89

The weighted average grant-date fair value of options granted the years ended December 31, 2005, 2004 and 2003 was:

	2005		2004		2003
	Per share	Per ADS equivalent	Per share	Per ADS equivalent	Per share	Per ADS equivalent
Equals the market price on a grant date	$—	$—	$—	$—	$16.76	$4.19
Exceeds the market price on a grant date	215.44	53.86	—	—	—	—
Less than the market price on a grant date	$—	$—	$—	$—	$45.42	$11.36

The options granted vest at varying rates over one to three year periods. If certain events provided for in the 2000 Stock Option Plan occur, the vesting period for certain employees is accelerated.

As of December 31, 2005, the weighted average contractual life of outstanding options was two years. VimpelCom can accelerate the expiration date. VimpelCom recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over two to three year periods.

The manner of exercise of stock options required variable accounting for stock-based compensation under APB No. 25 and related Interpretations. The amount of compensation expense in respect of 2000 Stock Option Plan included in the accompanying consolidated statements of operations was US$6,037, US$5,682 and US$5,382 in the year ended December 31, 2005, 2004 and 2003, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because VimpelCom’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options (Note 2).

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro forma information regarding net income (loss) and net income (loss) per common share is required by SFAS No. 123, and has been determined as if VimpelCom has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions (Note 2).

	2005	2004	2003
Risk-free interest rate	1.7%	—	1.7%
Expected dividends yield	0.0%	—	0.0%
Volatility factor of expected market price of VimpelCom’s common stock	94%	—	94%
Weighted average expected life of the options (years)	3.25	—	3.25

In addition to the Stock Option Plan, members of the board of directors who are not employees participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 18,000 phantom ADSs. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs related to previous period of his/her service as a Director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2005, an aggregate of 412,500 phantom ADSs had been granted to directors under phantom stock plans, of which 250,500 are currently redeemable or will become redeemable within 60 days of the financial statement date at price ranging from US$6.83 to US$33.45.

Vimpelcom’s senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount determined by the Chief Executive Officer (“CEO”) and General Director and approved by Finance committee. The board of directors determines the aggregate amount of phantom ADSs that the CEO and General Director may grant to senior managers in each calendar year. In 2004, the board of directors authorized the CEO and General Director to grant 450,000 phantom ADSs to senior managers in addition to the 450,000 phantom ADSs that were authorized to be granted in 2003. No additional phantom ADSs were authorized to be granted in 2005. No phantom ADSs have been issued to the CEO and General Director. As of December 31, 2005, an aggregate of 414,000 phantom ADSs had been granted to senior managers, of which 293,250 are currently or will become redeemable within 60 days of the financial statement date at price ranging from US$10.51 to US$38.83.

24. Contingencies and Uncertainties

The economy of each of Russia, Kazakhstan, Ukraine and Tajikistan continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories. The continued success and stability of the economies of Russia, Kazakhstan, Ukraine and Tajikistan will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

On January 1, 2004, a new federal law on telecommunications came into effect in Russia (the “New Law”). The New Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. VimpelCom cannot predict with any certainty how the new law will affect it. The New Law created new interconnect and federal telephone line capacity pricing regimes, that establish more transparent and unified rules for granting federal and direct numbering capacity and mobile network codes. These new rules were implemented in January 2005. The New Law also creates a universal service charge calculated as a 1.2% of revenue, which was introduced from April 2005. The amount of this charge for the period up to December 31, 2005 comprised $18,980. Almost all of the orders and regulations contemplated by the New Law have been promulgated. However, uncertainty remains regarding several aspects of the regulation of the telecommunications industry in Russia, including the wireless industry, and there may be a period of confusion and ambiguity as regulators interpret the legislation.

The taxation systems in Russia, Kazakhstan, Tajikistan and Ukraine are evolving as their respective central governments transform their national economies itself from a command to a market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in 2005 and previous

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

periods which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

As of December 31, 2005, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, Kazakhstan, Tajikistan and Ukraine, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by Russian political developments in Russia, Kazkhastan, Tajikistan and Ukraine, including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia, Kazakhstan, Tajikistan and Ukraine.

VimpelCom’s ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom’s AMPS/DAMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Various regional GSM-900/1800 licenses previously held by VimpelCom-Region and currently held by Extel, StavTeleSot, Vostok-Zapad Telecom, DTI and STM, expire between August 1, 2006 and November 14, 2012. Article 39 of the New Law defines the circumstances under which a license may be revoked. However, there is no precedent as to the practical application of this new law as it applies to actual license terminations.

KaR-Tel owns a GSM license to operate over the entire territory of Kazakhstan. The license expires in August 2013.

URS has a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine’s 27 administrative regions (excluding City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). URS’s GSM-1800 license expires in October 2020.

Tacom owns GSM and SDMA licenses to operate in Tajikistan. These licenses expire in June 2009.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there are only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2005, VimpelCom did not purchase telephone line capacity. In prior years this capacity was primarily purchased from two suppliers: Teleross, Sovintel and Digital Telephone Networks.

VimpelCom’s AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow, Tver, Ryazan and Vladimir regions) include a condition to make non-returnable contributions to the development of the public switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.

Following VimpelCom’s acquisition of URS, Ericsson, a leading telecom equipment supplier, agreed to swap URS’ existing equipment. Ericsson has paid approximately US$52,600, including VAT, in cash for the existing equipment. URS has agreed to purchase US$200,000 worth of equipment and services from Ericsson to build out its network during the next three years. This agreement is part of an overall deal for the VimpelCom Group, under which it intends to purchase a total of US$500,000 of equipment and services from Ericsson. There were no transactions in respect of these contracts as of Decemer 31, 2005.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Telecommunications Licenses, Frequencies and Other Permissions, Previously Held by VimpelCom-Region

Following the merger of VimpelCom-Region into VimpelCom and in accordance with the Federal Law “On Communications”, VimpelCom promptly filed applications with the Service for the re-issuance of VimpelCom-Region’s licenses to VimpelCom. On December 28, 2004, VimpelCom received a letter from the Service stating that, although VimpelCom had complied with the relevant requirements of the Federal Law “On Communications”, the Service was not in a position to re-issue the licenses previously held by VimpelCom-Region to VimpelCom until the Russian Government adopted regulations establishing the types of telecommunications activities for which a license is required and the material terms and conditions associated with such license as contemplated by the Federal Law “On Communications”. The letter further stated that VimpelCom, as the legal successor to VimpelCom-Region, could assume the obligations of VimpelCom-Region to provide wireless services under the licenses previously held by VimpelCom-Region prior to their re-issuance to VimpelCom. Furthermore, although the letter did not specifically include the frequencies and permissions related to the licenses previously held by VimpelCom-Region, VimpelCom has assumed the obligations of VimpelCom-Region with respect to those frequencies and permissions since they are directly related to the licenses and the ability of VimpelCom to provide wireless services under the licenses previously held by VimpelCom-Region.

On December 28, 2004, VimpelCom re-filed its applications with the Service for the re-issuance of the licenses to VimpelCom. The licenses were re-issued in May 2005 and the related frequencies and permissions were received in the period from September to November 2005.

Telecommunications Licenses, Frequencies and Other Permissions, Previously Held by KBI

On May 31, 2005, VimpelCom’s wholly-owned subsidiary KBI merged with and into VimpelCom. KBI held a GSM-900/1800 license, other licenses and related frequencies and permissions for the city of Moscow and the Moscow region. VimpelCom filed applications for the re-issuance of KBI’s licenses and related frequencies and permissions to VimpelCom promptly, in accordance with the current legal and regulatory regime which requires the applications for re-issuance to be filed within 30 days of the date of the KBI Merger. In October 2005 VimpelCom received from the Federal Agency for Supervision in Telecommunications a license covering the city of Moscow and the Moscow region. The issuance of the related frequencies and permissions is being processed but there can be no assurance that the related frequencies and permissions will be issued to VimpelCom in a timely manner or on the same terms and conditions as the permissions and frequencies previously held by KBI or at all.

Revenues related to these licenses were US$349,261 and US$301,482 in the three-month periods ended September 30, 2005 and 2004, respectively, and US$939,011 and US$823,699 in the nine-month periods ended September 30, 2005 and 2004, respectively.

Management cannot make an estimate of the effect of the ultimate resolution of the matters described above on VimpelCom’s consolidated financial statements.

Tax Claims

On November 26, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom’s 2001 tax filing. The act stated that VimpelCom owed an additional 2,525,012 thousand roubles (US$90,991 at exchange rate as of December 31, 2004) in various taxes plus 1,887,059 thousand roubles (US$68,002 at exchange rate as of December 31, 2004) in fines and penalties. On December 30, 2004, VimpelCom received the final decision of the tax review of VimpelCom’s 2001 tax filing by the tax inspectorate, stating that VimpelCom owed only an additional of 284,936 thousand roubles (US$10,268 at exchange rate as of December 31, 2004) in tax plus 205,026 thousand roubles (US$7,388 at exchange rate as of December 31, 2004) in fines and penalties. In accordance with the final decision, during the fourth quarter of 2004, VimpelCom recorded US$7,388, US$3,758 and US$365 of additional fines and penalties, various taxes and additional income tax, respectively, and US$6,145 of VAT payable, which could be further offset with input VAT. During 2005, in accordance with established procedure VimpelCom recorded 220,265 thousand roubles (US$7,800 at the exchange rate as of December 31, 2005) towards the amount of VAT payable in respect of 2001 tax filing. In addition, in 2005, previously recorded penalties and claims were reversed in the amount of US$1,560 at the exchange rate as of December 31, 2005.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 28, 2004, VimpelCom received an act from the Russian tax inspectorate with preliminary conclusions of the tax review of VimpelCom’s 2002 tax filings. The act stated that VimpelCom owed an additional 408,534 thousand roubles (US$14,722 at exchange rate as of December 31, 2004) in tax plus 172,065 thousand roubles (US$6,201 at exchange rate as of December 31, 2004) in fines and penalties. On February 15, 2005, VimpelCom received the final decision of the tax review of VimpelCom’s 2002 tax filing by the tax inspectorate, stating that VimpelCom owed only an additional of 344,880 thousand roubles (US$11,983 at the exchange rate as of December 31, 2005) in tax plus 129,107 thousand roubles (US$4,486 at the exchange rate as of December 31, 2005) in fines and penalties. In accordance with the final decision, during the fourth quarter of 2004, VimpelCom recorded US$4,653, US$1,350 and US$2,023 of additional fines and penalties, various taxes and additional income tax, respectively, and US$9,055 of VAT payable, which could be further offset with input VAT. On March 30, 2005, VimpelCom filed a court claim to dispute the decision of the tax authorities with respect to the 2002 tax audit.

On July 6, 2005, the Moscow court invalidated the portion of the tax inspectorate’s final decision that related to the tax claim in respect of the 2002 tax audit, in the amount of 603,372 thousand roubles (US$20,963 at the exchange rate as of December 31, 2005). This decision was upheld in two appellate instances. Consequently, the tax inspectorate’s final decision in respect of the 2002 tax audit was nullified and the amount of US$20,963 at the exchange rate as of December 31, 2005 was invalidated.

Shareholders Claims

On December 10 and 17, 2004, individual purchasers of VimpelCom securities filed lawsuits in the United States District Court for the Southern District of New York against VimpelCom and VimpelCom’s Chief Executive Officer and Chief Financial Officer. In substantially similar complaints, the two plaintiffs allege violations under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of themselves and on behalf of all persons or entities who purchased VimpelCom’s securities between March 25, 2004 and December 7, 2004. The principal allegations in the complaints relate to the act with preliminary conclusions of the review of VimpelCom’s 2001 tax filing by the Russian tax inspectorate, which VimpelCom disclosed in a December 8, 2004 press release.

On February 8, 2005, the City of Westland Police & Fire Retirement System (“Westland”) filed a motion to consolidate the two pending lawsuits, appoint Westland as lead plaintiff and appoint its counsel as lead counsel. On April 26, 2005, the Court issued an order consolidating the two actions under the caption In re Open Joint Stock Company “Vimpel-Communications” Securities Litigation, 04 Civ. 9742 (NRB), appointing Westland as lead plaintiff and approving their selection of Lerach Coughlin Stoia Geller Rudman & Robins LLP as lead counsel. On July 11, 2005, Westland and two individual purchasers of VimpelCom securities filed an amended complaint, which supersedes the original complaints filed on December 10 and 17, 2004. The amended complaint has several significant differences from the original complaints. The original class period of March 25, 2004 to December 7, 2004 has been reduced in the amended complaint to the period from August 26, 2004 to December 8, 2004. Additionally, the amended complaint withdraws allegations made in the original complaints relating to the tax liability imposed with respect to the agency relationship between KBI and VimpelCom and the allegations regarding GAAP violations. The claims in the amended complaint are based principally on the allegations that VimpelCom failed to disclose prior to December 8, 2004 that (i) in August 2004 the Russian tax authorities began an inspection of VimpelCom’s tax filings for 2001 and other years, and (ii) following the inspection, the Russian tax authorities alleged that VAT offsets were made incorrectly by VimpelCom. On August 25, 2005, VimpelCom, its Chief Executive Officer and Chief Financial Officer submitted a motion to the court to dismiss the plaintiff’s claims. In March 2006, the court ruled that the plaintiffs’ claims are without merit and dismissed the claims with prejudice. The court’s ruling is subject to appeal by April 14, 2006.

VimpelCom has received several letters from one of its shareholders, Telenor, challenging the sufficiency of the corporate authority of the decision of the extraordinary meeting of VimpelCom’s shareholders held on September 14, 2005 (the “EGM”) approving the acquisition of URS. (Notes 4 and 24) In one of these letters, Telenor stated that it reserves its rights to challenge the URS acquisition, apparently even after it is consummated. In January 2006, Telenor filed three lawsuits in the Moscow Arbitration Court in connection with VimpelCom’s acquisition of URS.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency, in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order does not provide any information regarding the nature of or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment is May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. Although VimpelCom believes that the order to pay is without merit and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds), that claims will not be brought by the Fund directly against VimpelCom or its other subsidiaries nor that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund.

The adverse resolution of this matter, and any other matters that may arise in connection therewith, could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under some or all of VimpelCom’s outstanding indebtedness. The “order to pay” amount is not reflected as a liability in KaR-Tel’s balance sheet as of the date of acquisition, and management is unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.

25. Quarterly Financial Data (Unaudited)

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2005 and 2004 (US dollars in thousands, except per share data):

	March 31	June 30	September 30	December 31	Year
2005
Total operating revenues	$640,636	$769,770	$890,291	$910,421	$3,211,118
Operating income	186,144	257,222	297,439	237,227	978,032
Net income	109,664	158,844	194,875	151,748	615,131
Net income per common share - basic	2.14	3.11	3.82	2.97	12.05
Net income per common share - diluted	2.14	3.11	3.82	2.97	12.04

2004
Total operating revenues	$413,772	$482,851	$591,472	$624,907	$2,113,002
Operating income	133,856	162,150	206,246	171,914	674,166
Net income	75,602	90,036	101,016	83,742	350,396
Net income per common share - basic	1.88	2.24	2.51	1.87	8.50
Net income per common share - diluted	1.88	2.24	2.51	1.87	8.49

26. Subsequent Events

On January 18, 2006, VimpelCom acquired 100% of Bakarie Uzbekistan Telecom LLC (“Buztel”) for the purchase price of US$60,000 plus the assumption of approximately US$2,400 in debt. Buztel holds national GSM-900 and -1800 licenses. On February 9, 2006, VimpelCom acquired UNITEL LLC (“Unitel”) for the purchase price of US$200,000 plus assumption of approximately US$7,700 in debt, based on VimpelCom’s assessment at the time of closing of the acquisition. Unitel holds national GSM-900 and -1800 licenses. At the time of the acquisition, Unitel served approximately 364,000 subscribers, representing, according to the company’s estimates, a 31% market share in Uzbekistan. In addition, recognizing the benefits of local expertise when entering a new country, VimpelCom intends to find an Uzbek partner to whom to sell a minority interest in the planned combined company.

Buztel was previously owned by an affiliate of Alfa Telecom Limited, also known as Altimo, a leading Moscow-based telecom investment company and member of the Alfa Group of companies, which currently indirectly holds 32.9% of the voting shares of VimpelCom. The transaction was completed on February 9, 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Telenor’s lawsuits

On January 26, 2006 “Telenor East Invest AS” filed two lawsuits in the Moscow City Arbitration Court.

The its first claim Telenor is asking the court to declare invalid the decision of the extraordinary general shareholders’ meeting of VimpelCom (“EGSM”) approving the acquisition of URS as an interested party transaction. Telenor claims that EGSM was convened in violation of law and the decision taken by EGSM violates its rights and legitimate interests. The preliminary hearing was held on 26 February 2006. The main hearing took place on April 7, 2006. After the parties have presented their arguments to the court, the court has postponed the main hearing until May 15, 2006. The court has asked the parties to collect and present additional documents supporting their arguments.

The its second claim Telenor is asking the court to declare invalid the decision of VimpelCom’s General Director relating to VimpelCom’s acquisition of URS. On February 1, 2006, the Moscow City Arbitration Court rendered a decision to schedule a preliminary court hearing on March 1, 2006. On March 1, 2006 the Moscow City Arbitration Court rendered a decision to postpone the preliminary court hearing until April 5, 2006. The main hearing took place on April 5, 2006. After the parties have presented their arguments to the court, the court has postponed the main hearing until May 25, 2006, based on Telenor’s statement, asking to postpone the hearing in order for Telenor to review the response to the claim filed by VimpelCom.

On January 31, 2006 “Telenor East Invest AS” filed a lawsuit in the Moscow City Arbitration Court in order to declare invalid the acquisition of URS and to unwind the acquisition. The Moscow City Arbitration Court rendered a decision to schedule a preliminary court hearing on August 1, 2006.

There can be no assurance that VimpelCom will prevail at any stage of the litigation relating to these lawsuits or that other claims by Telenor East Invest AS or other third parties regarding VimpelCom’s acquisition of URS or other matters will not be made. In the event a decision unfavorable to VimpelCom becomes binding, including a decision to unwind the URS acquisition, it could have an adverse effect on VimpelCom, its business, its expansion strategy and its financial results. Management cannot make an estimate of the effect of the ultimate resolution of the matters described above on VimpelCom’s consolidated financial statements.

APPENDIX A

LETTER DATED APRIL 6, 2006 FROM ARVE JOHANSEN, HENRIK TORGERSEN

AND FRIDTJOF RUSTEN, ADDRESSED TO DAVID HAINES

April 6, 2006

Mr. David Haines

Chairman of the Board of Directors

OAO “Vimpel-Communications”

10, 8 Marta Street

Moscow 127083

Russian Federation

Dear David,

Need for Disclosure by VimpelCom Concerning URS Acquisition

As you are aware, we have repeatedly requested that VimpelCom publicly disclose to all holders of its shares and ADRs in a filing made with the US Securities and Exchange Commission all of the details of VimpelCom’s US$231.3 million acquisition of Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”).

In the meeting of the Board of Directors of VimpelCom held on November 16, 2005, Henrik Torgersen raised issues concerning the legality of VimpelCom’s acquisition of URS and demanded answers from VimpelCom’s management to some specific questions concerning the URS acquisition. On December 12, 2005, we sent a letter to you concerning the need for comprehensive disclosure by VimpelCom in relation to the URS acquisition and requesting that VimpelCom address in a public filing a number of material issues.

In view of the way in which the URS acquisition became the subject of a shareholder vote, the controversy concerning its approval and consummation, and the ongoing litigation, in our view, the information and documents we have requested be disclosed by VimpelCom regarding the URS acquisition are sufficiently material that VimpelCom has a positive obligation to make such disclosure.

Despite such obligation, to date, VimpelCom has not publicly disclosed any of the information or documents we have requested be disclosed, or made any public disclosure concerning any of the questions raised by Mr. Torgersen or any of the issues addressed in our letter of December 12th. Nor have you responded to the suggestion in our letter of December 12th that a committee of members of the Board consisting of directors who were not nominated by Alfa investigate and report to the Board concerning any conflicts of interest arising from business relationships between certain of Alfa’s nominees on the Board and the sellers of URS.

Since having written our letter of December 12th, we have learned some things that have confirmed our belief that such an independent investigation is absolutely essential. For example, we have learned that an individual named Irene Spoerry is linked to Ravenscroft Holdings Limited, a British Virgin Islands company that was a proposed seller party to the Option Agreement dated 18 February 2005 (the “Option Agreement”) between VimpelCom, URS and the proposed sellers of URS. In five separate amendments to Alfa’s filings on Schedule 13D relating to VimpelCom that were filed with the SEC during the period between May 2002 and August 2004, Ms. Spoerry was identified as a director of an Alfa Group entity called Grand Financial Group Ltd., a British Virgin Islands company named in such filings as being one of the beneficial owners of Alfa Group’s shares in VimpelCom. In addition, in correspondence with Golden Telecom, Inc. and its affiliates during the period between May 2004 and April 2005 concerning the possible acquisition of Optima, an entity affiliated with URS, Ms. Spoerry was identified as a director of and signatory for Belongers Ltd. and Longview Global S.A., two British Virgin Islands companies the beneficial ownership of which has been linked to VimpelCom Board member and Altimo CEO, Alexey Reznikovich.

We are aware that VimpelCom will in due course be filing with the SEC an annual report on Form 20-F and that, consistent with VimpelCom’s past practice, members of the Board will be asked to approve the Form 20-F. We are also aware that, consistent with past practice, VimpelCom Board members will be asked to consider a report of VimpelCom’s audit commission concerning VimpelCom’s 2005 financial statements and to approve VimpelCom’s 2005 financial statements.

A-1

We believe VimpelCom’s Form 20-F is the filing with the SEC in which VimpelCom should comprehensively disclose all information and documents concerning the URS acquisition that we have requested be disclosed. We wish to inform you that, unless (a) VimpelCom’s management provides us with a draft Form 20-F that includes the disclosure of such information and documents and irrevocably confirms to us that it will file such Form 20-F with the SEC and (b) VimpelCom’s audit commission report is amended to address the financial details of the URS acquisition, we are not prepared to approve VimpelCom’s current Form 20-F or VimpelCom’s 2005 financial statements.

****

Very truly yours,

/s/ Arve Johansen	/s/ Fridtjof Rusten	/s/ Henrik Torgersen
Arve Johansen	Fridtjof Rusten	Henrik Torgersen

A-2